As filed with the Securities and Exchange Commission on September 17, 2010

Registration No. 333-167608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 3 to
Form S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

The KEYW Holding Corporation

(Exact Name of Registrant as specified in Its Charter)

Maryland	7373	27-1594952
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1334 Ashton Road, Suite A
Hanover, MD 21076
(443) 270-5300

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Leonard E. Moodispaw
1334 Ashton Road, Suite A
Hanover, MD 21076
(443) 270-5300

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

A. Lynne Puckett Brian J. Lynch Hogan Lovells US LLP Harbor East 100 International Drive, Suite 2000 Baltimore, Maryland 21202 Telephone: (410) 659-2700 Telecopy: (410) 659-2701	Michael J. Volkovitsch Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000 Telecopy: (212) 225-3999

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$125,580,000	$8,954

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. $1,824 has been paid herewith; $7,130 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated September 17, 2010

PROSPECTUS

9,100,000 Shares

The KEYW Holding Corporation

Common Stock

This is our initial public offering. The total number of shares of common stock being offered by us and the selling stockholders is 9,100,000. We are selling 8,274,090 shares of common stock and the selling stockholders identified in this prospectus are selling an additional 825,910 shares. See “The Offering” on page 6 of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $10.00 and $12.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the NASDAQ Global Market under the symbol “KEYW.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 15 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to The KEYW Holding Corporation	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We have granted the underwriters an option to purchase up to an additional 1,365,000 shares of common stock, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on       , 2010.

SunTrust Robinson Humphrey

FBR Capital Markets  Merriman Capital  Noble Financial Capital Markets

The date of this prospectus is       , 2010

KEYW

- AGILE SOLUTIONS AND BEYOND
- CULTURE OF INNOVATION
- FOCUS ON IC MISSION & SOLUTIONS
- OPPORTUNITY FOR GROWTH
- SOLVING CUSTOMERS' TOUGHEST PROBLEMS

www.KEYWcorp.com

AGILE
DECISION ADVANTAGE
KEYW Strategic Platform
INTEGRATED INTELLIGENCE SOLUTIONS
Intelligence Mission
Intelligence Mission
INTEGRATED COLLECTION NETWORK
PHYSICAL
VIRTUAL
Persistent Threats and Emerging Missions

CYBERSPACE
Ft. Meade, MD
Agencies & Commands
KEYW
Core of Cyber Excellence
CYBER SUPERIORITY

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, including the information that we discuss under “Risk Factors,” and our consolidated financial statements and related notes. Unless otherwise indicated, references in this prospectus to “KEYW,” the “Company,” “we,” “our” and “us” refer to The KEYW Holding Corporation and its subsidiaries. References to “Predecessor” and “ICCI” refer to Integrated Computer Concepts, Incorporated, which is our predecessor for accounting purposes. We also refer to KEYW as “Successor” in this prospectus.

References to information labeled as “pro forma” or “on a pro forma basis,” when used to describe our financial results or operations, unless the context otherwise requires, refer to our financial results of operations, after giving pro forma effect to the transactions described under “Unaudited Pro Forma Financial Information.”

KEYW

Our Business

We provide mission-critical cybersecurity and cyber superiority solutions to defense, intelligence and national security agencies. Our solutions, services and products support the collection, processing, analysis, and use of intelligence data and information in the domain of cyberspace. Cyberspace is the global environment of data and information that encompasses all parts of the electromagnetic spectrum in which intelligence data may exist or transit.

Our current customers include the National Security Agency (NSA), other intelligence agencies, the Department of Defense (including major agencies and branches within the Department of Defense) and other federal defense and law enforcement agencies. We believe our innovative solutions, understanding of intelligence and national security missions, management’s long-standing and successful customer relationships and significant management and operational capabilities position us to continue our growth. We are highly focused on assisting our customers in achieving their mission of superiority in cyberspace (cyber superiority), both defensively and offensively, within the entire domain of cyberspace, and doing so in time to observe, respond, and, where possible, prevent threat events, actions and agents from inflicting harm.

KEYW’s primary areas of expertise include:

•	providing engineering services and solutions that help our customers to solve discreet and complex cybersecurity, cyber superiority, and intelligence challenges;
•	providing specialized training, field support, and test and evaluation services;
•	collecting data and information in cyberspace, encompassing the entire electromagnetic spectrum;
•	processing data and information from cyberspace to make it accessible to a wide range of analytical needs and resources;
•	analyzing data and information that have been collected, processed, correlated, and made easily accessible to transform them into usable information for our customers; and
•	impacting, or creating integrated intelligence data and information that is useful in observing, preventing, and responding to known and emerging threat events, actions and agents on a global scale, often in real time.

We provide a full range of engineering services as well as fully integrated platforms that support the entire intelligence process, including collection, processing, analysis and impact. Our platforms include products that we manufacture, as well as hardware and software that we integrate using the engineering services of our highly skilled and security-cleared workforce. A hallmark of our capabilities is our ability to respond quickly and decisively to demanding and emergent customer requirements, with agile processes and methods that enable us to satisfy requirements that are constantly changing to meet an agile, aggressive and ever-changing threat environment. We also believe we are well positioned to apply our solutions to growth areas within government intelligence and national defense. In 2009, 86% of our revenue was derived from contracts with the NSA. For 2009, on a pro forma basis, approximately 41% of our revenue was derived from contracts with the NSA, approximately 41% of our revenue was derived from contracts with U.S. Air Force Intelligence, and the approximate remaining 18% of revenue was derived from another major intelligence agency and other intelligence, defense, homeland security and law enforcement organizations. As of June 30, 2010, KEYW has approximately 432 employees. Over 370 of our employees hold government security clearances, 326 of which hold Top Secret/Sensitive Compartmented Information clearances, or TS/SCI clearances, the highest U.S. Government security clearance level.

For 2008 and 2009, we generated revenue reflecting that of KEYW and our acquisitions, from the date of acquisition, of $9 million and $39 million, respectively, on an actual basis. Our 2009 pro forma revenue was approximately $116 million. Our 2009 pro forma revenue is derived from over 75 contracts (including a combination of prime contracts and subcontracts), the ten largest contracts of which account for approximately 40% of our 2009 pro forma revenue, and no one contract accounts for greater than 10% of our 2009 pro forma revenue. The majority of our contracts provide for a total contract period of five years, with an initial contract period of one year and the balance in one-year option periods. Historically, option exercise rates have been in excess of 95%.

Our History

KEYW began operations on August 4, 2008 with the former leadership team of Essex Corporation, which was acquired by Northrop Grumman Corporation in January 2007. Under an agreement between KEYW and Northrop Grumman Corporation, KEYW acquired a core set of capabilities (including the hiring of over 60 employees) and fixed assets from Northrop Grumman Corporation. Since its founding, KEYW has assembled, through a series of highly selective strategic acquisitions, a single distinct platform that provides the high quality and complementary cybersecurity, cyber superiority and intelligence capabilities, solutions and products our customers require.

In 2008, we acquired Integrated Computer Concepts, Incorporated, or ICCI, our predecessor for accounting purposes, and S&H Enterprises of Central Maryland, Inc., or S&H. Both companies are known for their innovations and capabilities in support of the Intelligence Community. The acquisition of ICCI brought KEYW approximately 80 employees working on key NSA programs. ICCI provided a highly regarded software engineering team that has been involved on a wide range of programs and contracts over many years. S&H provided strong program management and systems engineering capabilities on a large mission-critical program.

In 2009, we acquired certain assets of Embedded Systems Design, Inc., or Embedded Systems, Leading Edge Design & Systems, Inc., or LEDS, and the Systems Engineering and Technical Assistance (SETA) team of General Dynamics Advanced Information Systems Inc., or GDAIS team, which team supports a large intelligence agency. Both Embedded Systems and LEDS have provided high performance solutions to the Intelligence Community. The addition of Embedded Systems contributed a hardware systems engineering capability, while LEDS expanded our hardware engineering capabilities, as well as the depth of activity on a large program with our largest customer, the NSA.

In February 2010 we acquired The Analysis Group, LLC, or TAG, and in March 2010 we acquired Insight Information Technology, LLC, or IIT. TAG expanded our customer base to include Air Force Intelligence and TAG’s long-term customer relationship and contracts with this customer, particularly in the area of complex program management requirements. IIT further expanded our program management and systems engineering capabilities, and expanded our activity on a large program with our largest customer.

Our Market Opportunity

Our market opportunity is defined by the pervasive expanse of cyberspace and the urgent need for the United States to achieve cyber superiority or mastery of this domain. In a document entitled the National Military Strategy for Cyberspace Operations, the Department of Defense officially defined cyberspace as “a domain characterized by the use of electronics and electromagnetic spectrum to store, modify and exchange data via networked systems and associated physical infrastructures.”

According to the Director of National Intelligence (DNI) in his 2010 Annual Threat Assessment, “the national security of the United States, our economic prosperity, and the daily functioning of our government are dependent on a dynamic public and private information infrastructure, which includes telecommunications, computer networks and systems, and the information residing within. The critical infrastructure is severely threatened.” In this same document, he states, “the Intelligence Community plays a vital role in protecting and preserving our nation’s cyber interests and the continued free flow of information in cyberspace.” His strategy is to create “an integrated and agile intelligence team to help deploy a defensive strategy that is both effective and respectful of American freedoms and values. We are integrating cybersecurity with counterintelligence and improving our ability to understand, detect, attribute, and counter the full range of threats.”

The market opportunity for cyber superiority/cybersecurity was further defined when, in 2009, Defense Secretary Gates directed the establishment of U.S. Cyber Command, a military sub-command focused on cybersecurity, to be based at Fort Meade, MD, which also houses the National Security Agency. According to Secretary Gates, “Cyber Command will bring together more than a half a dozen intelligence and military organizations in support of three overlapping categories of cyber operations,” to protect dense computer networks, coordinate all defense computer operations and provide full-spectrum support for all military and counterterrorism missions, and stand by to support civil authorities and industry partners on an as-needed basis. According to Deputy Defense Secretary Lynn in January 2010, “combining offensive and defensive capabilities under a single roof and bringing those together with the intelligence we need to anticipate attacks will make our cyber operations more effective.”

These decisions put the National Security Agency and Cyber Command, both at Fort Meade, MD, and near our headquarters, at the center of U.S. strategy for cyber superiority and cybersecurity. KEYW’s leadership and the platform of companies and capabilities it has strategically assembled have been involved with these customers and programs for many years as this strategy has been developed and deployed.

An additional element of the DNI’s strategy for the Intelligence Community, and an important element that helps define this market opportunity is the need for agility. Agility was identified by DNI in the 2009 National Intelligence Strategy as one of the characteristics essential to the IC’s effectiveness. The DNI defined an agile organization as “an enterprise with an adaptive, diverse, continually learning, and mission-driven intelligence workforce that embraces innovation and takes initiative.” In addition, the National Intelligence Strategy identified enhancing cybersecurity as one of six mission objectives that must be accomplished by the Intelligence Community: “Understand, detect, and counter adversary cyber threats to enable protection of the Nation’s information infrastructure.” The DNI, in his Vision 2015 document, published in August 2008, put forward a strategy for transforming the focus and operation of the Intelligence Community into cyber age operations. He challenged the Intelligence Community to “adopt modern business practices that will make us more effective, efficient, nimble, and accountable.”

For national security reasons, there is limited detailed information published on intelligence spending or the amount of intelligence spending dedicated for cyber warfare. The Director of National Intelligence disclosed that the 2009 National Intelligence Program budget was $49.8 billion. The budget for U.S. Air Force Intelligence is not separately reported within the overall Air Force budget, which was $160.5 billion for fiscal year 2010. According to the White House Office of Management and Budget, the fiscal year 2009 budget for information technology, or IT, security spending was approximately $7.3 billion, which represents a 9.8% increase over fiscal year 2008 IT security spending. According to INPUT, a provider of market information for U.S. Government business, the federal cybersecurity market is expected to achieve an 8.1% annual growth rate through 2014.

As a result of these decisions and actions, our customers have clearly defined agility, cyber superiority, and cybersecurity as a critical market opportunity. We believe that KEYW is strongly positioned based on its capabilities, competitive strengths, and strategy, to be a leader in this well funded and critical market.

Our Competitive Strengths

We believe the following competitive strengths will allow us to take advantage of the trends in our industry:

Cyber superiority and intelligence focused.  We are a company that is entirely focused on delivering cyber superiority and intelligence support for our customers. We accomplish this by delivering a full range of cyber engineering services and solutions, as well as cyber intelligence products. Mastering cyberspace and thereby attaining cyber superiority is a core mission of the Intelligence Community. KEYW is building a platform of capabilities, culture, and technologies that is tailored to meeting this mission. This focus gives our customers faster and more innovative solutions than those offered by our competitors.

Agile intelligence, cybersecurity and cyber age operations expertise.  We have significant experience in building signal and information processing solutions and cybersecurity and cyber superiority solutions, using agile methodologies for the Intelligence Community to support mission critical activities and complex national security problems. The KEYW team has established a strong reputation for responding quickly to customer requirements, and working as a partner with our customers to identify and define these requirements. The changes in the threat environment that have occurred since 2001 have put enormous pressure on the Intelligence Community to respond more quickly and in a more integrated way than ever before. KEYW has a culture of innovation and agility that allows us to respond more quickly and with greater impact than large organizations.

Management’s Intelligence Community experience and relationships.  Our management has significant expertise in the Intelligence Community and a lengthy track record across all members of the Intelligence Community. Our insight into the Intelligence Community’s needs and our mission focus allow us to articulate and support our customers’ needs as they emerge, placing us at the forefront of solutions being offered. The senior members of KEYW’s leadership and technology teams have a record of supporting the Intelligence Community’s programs over a period of 20-30 years. These long-term relationships establish a basis of trust that is required to understand and support mission-critical requirements. During this period, our executives have gained access to the highest levels of the Intelligence Community and provided thought leadership in the transformation of the intelligence process to respond to challenges of cyber age operations and a rapidly changing asymmetrical global threat environment.

Skilled employees with high-level security clearances.  As of June 30, 2010, 86% of our employees have government security clearances, with 75% of our employees holding TS/SCI clearances. This concentration of highly-skilled and cleared engineers allows us to respond quickly to customer requirements and gives us on-going insight into our customers’ toughest national security problems. The requirement for these clearances and the time and process required to attain them are significant barriers to entering this market.

Established contract relationships.  We have a mix of prime contract and subcontract relationships with a long legacy of strong performance. An increasing number of our contracts are sole-source contracts, which are awarded without competitive bidding, based on innovation, distinct capabilities, and urgent and compelling needs.

Our Strategy

Our objective is to continue to grow our business as a provider of advanced solutions, including services, products, and fully integrated cyber platforms, for cyber intelligence to U. S. Government customers and to leverage our capabilities and innovations in this field to government intelligence, defense, civilian customers and the commercial market. Key elements of our strategy to accomplish our continued growth objective include:

Leveraging our distinct culture, which we describe as “Agile DNA”, products and solutions to expand U.S. Government business.  We intend to leverage our high technology capabilities and services, products and solutions to further penetrate the intelligence and defense communities and to expand our participation in other cyber intelligence growth areas of the U.S. Government in the homeland security and civilian sectors. We believe this will allow us to apply powerful cyber superiority solutions to the .gov community in a manner that is transparent and respectful of privacy in the civilian and commercial environments.

Pursuing strategic, capability-enhancing acquisitions.  We will continue to pursue selective strategic acquisitions that expand our cyber intelligence platform of capabilities and solutions. This will include companies that are leaders in supporting the U.S. intelligence and defense community, as well as technologies and solutions in cybersecurity and other areas of innovation that are critical to the transformation of the Intelligence Community into cyber age operations.

Fully integrating and accelerating our business development efforts.  As a company that is growing quickly through integrating multiple strategic acquisitions, we plan to capitalize and leverage investments that each of our platform companies have made in the business development function. We intend to capitalize on the collective capabilities, relationships and facilities of our acquisitions to expand the number and scope of our prime contracts, as well as increase the number of sole-source contracts where our agility and innovation can create new solutions to our customers’ toughest problems.

Building and leveraging our research and development efforts.  We intend to continue utilizing company and customer funded research and development to develop technologies, products and solutions that have significant potential for near-term, as well as long-term value in both the government and commercial markets. We will continue to use intellectual property that we license from other companies and create at KEYW in the areas of network traffic intelligence, cybersecurity, and cyber intelligence to build products and solutions to further penetrate the intelligence and defense market for cyber superiority.

Corporate Information

We are a holding company and conduct our operations through The KEYW Corporation and its subsidiaries. We were incorporated in Maryland in December 2009. The KEYW Corporation was incorporated in Maryland in May 2008 and became our wholly-owned subsidiary in December 2009 as part of a corporate restructuring. We acquired our predecessor, Integrated Computer Concepts, Incorporated or ICCI, in September 2008.

The address of our principal executive office is 1334 Ashton Road, Suite A, Hanover, Maryland 21076 and our general telephone number is (443) 270-5300. Our web site address is www.keywcorp.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

THE OFFERING

Common stock we are offering
8,274,090 shares
Common stock offered by the selling Stockholders
825,910 shares
Total common stock offered
9,100,000 shares
Common stock outstanding after this offering
23,786,838 shares
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $84 million, assuming an initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these net proceeds as follows:
• approximately $10 million of the net proceeds will be used to pay down a portion of outstanding indebtedness under an asset backed credit facility with Bank of America, N.A.;
• approximately $11 million of the net proceeds will be used to pay off subordinated unsecured notes issued to the seller of TAG as part of the acquisition of TAG;
• approximately $8 million of the net proceeds will be used to pay off subordinated unsecured notes issued to six of our stockholders to finance the acquisition of TAG and IIT; and
• the balance of the net proceeds will be used for working capital, capital expenditures and other general corporate purposes, including potential acquisitions. See “Use of Proceeds.”
Reserved shares
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 46,000 shares offered by this prospectus for sale to some of our existing investors. See “Underwriting.”
Listing
We have filed an application to list our common stock on the NASDAQ Global Market under the trading symbol “KEYW.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of the common stock.
NASDAQ Global Market symbol
KEYW

The number of shares outstanding after this offering excludes:

•	1,305,250 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2010, at a weighted average exercise price of $6.00 per share;
•	4,813,806 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2010, at a weighted average exercise price of $4.98 per share; and
•	1,324,530 shares of common stock available for grant under our 2009 Stock Incentive Plan as of June 30, 2010.

Unless otherwise noted, all information in this prospectus:

•	assumes the application of the net proceeds of this offering in the manner described in “Use of Proceeds”;
•	assumes the filing of our amended and restated articles of incorporation and the adoption of our amended and restated bylaws immediately before the completion of this offering;
•	assumes that the initial public offering price of the common stock will be $11.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and
•	assumes that the underwriters do not exercise their overallotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the information set forth below in conjunction with the sections titled “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial and Other Data,” “Unaudited Pro Forma Financial Information” and the financial statements and related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of our results for any future period.

The following tables set forth our summary statement of operations data, balance sheet data and other data for the periods indicated. The summary statement of operations data and other data for the six months ended June 30, 2010 and June 30, 2009 and the summary balance sheet data as of June 30, 2010 have been derived from our unaudited financial statements that are included elsewhere in this prospectus, and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information. The summary statement of operations data and other data for the year ended December 31, 2009 and the period from July 31, 2008 (inception) to December 31, 2008 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The foregoing summary statement of operations data gives effect to various acquisitions from the date of acquisition.

The summary statement of operations data and other data for the period from January 1, 2008 to September 29, 2008 and for the year ended December 31, 2007 represent the operations of ICCI, our Predecessor, and have been derived from Predecessor audited financial statements that are included elsewhere in this prospectus. We acquired all of the outstanding stock of ICCI on September 30, 2008.

The following tables also set forth (1) summary statement of operations data for The Analysis Group, LLC, or TAG, for the year ended December 31, 2009, and (2) summary statement of operations data for Insight Information Technology, LLC, or IIT, for the year ended December 31, 2009. We acquired TAG on February 22, 2010 and we acquired IIT on March 15, 2010. The acquisition of TAG on February 22, 2010, and the acquisition of IIT on March 15, 2010, are referred to as the “TAG Acquisition” and the “IIT Acquisition,” respectively, throughout this prospectus. The summary statement of operations data for TAG for the year ended December 31, 2009 combines the statement of operations data for TAG for the period from January 1, 2009 to October 31, 2009 derived from TAG audited financial statements included in this prospectus, and the statement of operations data for TAG for the period from November 1, 2009 to December 31, 2009, derived from TAG unaudited financial statements that are not included in this prospectus. The summary statement of operations data for IIT presented in the tables below have been derived from IIT audited financial statements included elsewhere in this prospectus.

The summary unaudited pro forma statement of operations data as of December 31, 2009, and for the six months ended June 30, 2010, in the tables below has been prepared to give pro forma effect to (i) the 2009 acquisitions, consisting of Embedded Systems, LEDS, and GDAIS team, prior to their inclusion in the Successor’s financial statements, (ii) the TAG Acquisition, prior to inclusion in the Successor’s financial statements, and (iii) the IIT Acquisition, prior to inclusion in the Successor’s financial statements. The unaudited pro forma statement of operations give effect to these transactions as if they had occurred at the beginning of the period presented. This data is subject, and gives effect, to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial information included elsewhere in this prospectus. The summary unaudited pro forma statement of operations data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the acquisitions been consummated on the dates indicated.

	Predecessor		Successor		Pro Forma(4) Combined	Successor
	Year ended December 31, 2007	Period from January 1 through September 29, 2008	Period from July 31 (inception) through December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2009	Six months ended June 30
						2009	2010
					unaudited	unaudited
	(in thousands, except per share data)
Statement of Operations Data:
Revenues
Services	$15,410	$14,563	$9,045	$32,743	$109,924	$14,256	$42,699
Products	—	—	—	6,294	6,294	2,627	6,960
Total	15,410	14,563	9,045	39,037	116,218	16,883	49,659
Cost of revenues(5)
Services	10,263	9,351	4,825	23,475	84,789	10,423	31,134
Products	—	—	—	4,443	4,443	1,609	3,937
Total	10,263	9,351	4,825	27,918	89,232	12,032	35,071
Gross profit
Services	5,147	5,212	4,220	9,268	25,135	3,833	11,565
Products	—	—	—	1,851	1,851	1,018	3,023
Total	5,147	5,212	4,220	11,119	26,986	4,851	14,588
Operating expenses	2,847	4,104	3,573	11,373	19,718	3,739	11,619
Intangible amortization expense	—	—	612	2,055	6,670 (1)	941	2,761
Net operating income (loss)	2,300	1,108	35	(2,309)	598	171	208
Non-operating (income) expense, net	(38)	67	2,080	783	3,035 (2)	848	(8,935)
Income (loss) before income taxes	2,338	1,041	(2,045)	(3,092)	(2,437)	(677)	9,143
Income tax (expense) benefit, net	—	—	(21)	979	979	(105)	(3,803)
Net income (loss)	$2,338	$1,041	$(2,066)	$(2,113)	$(1,458)	$(782)	$5,340
Earnings (loss) per share
Basic	n/a	n/a	$(0.32)	$(0.18)	$(0.12)	$(0.08)	$0.36
Diluted	n/a	n/a	$(0.32)	$(0.18)	$(0.12)	$(0.08)	$0.25
Weighted average common shares outstanding
Basic	n/a	n/a	6,474,028	12,062,930	12,312,930 (3)	10,018,010	14,990,118
Diluted	n/a	n/a	6,474,028	12,062,930	12,312,930	10,018,010	21,294,058

(1)	The pro forma adjustments consist of the intangible amortization that would have been recorded if the acquisitions had been completed on January 1, 2009.
(2)	This amount represents the estimated interest expense for the acquisitions if they had been completed on January 1, 2009.
(3)	This includes the 250,000 shares issued to IIT.
(4)	See table for details of combined pro forma.
(5)	Cost of revenues excludes intangible amortization expense as shown separately below.

	Successor	2009 Acquisitions	TAG(4)	IIT	Pro Forma Combined
	Year ended December 31, 2009	Year ended December 31, 2009	Year ended December 31, 2009	Year ended December 31, 2009	Year ended December 31, 2009
		unaudited			unaudited
	(in thousands, except per share data)
Statement of Operations Data:
Revenues
Services	$32,743	$24,229	$47,692	$5,260	$109,924
Products	6,294	—	—	—	6,294
Total	39,037	24,229	47,692	5,260	116,218
Cost of revenues(5)
Services	23,475	17,806	39,702	3,806	84,789
Products	4,443	—	—	—	4,443
Total	27,918	17,806	39,702	3,806	89,232
Gross profit
Services	9,268	6,423	7,990	1,454	25,135
Products	1,851	—	—	—	1,851
Total	11,119	6,423	7,990	1,454	26,986
Operating expenses	11,373	3,822	3,648	875	19,718
Intangible amortization expense	2,055	—	—	—	6,670 (1)
Net operating income (loss)	(2,309)	2,601	4,342	579	598
Non-operating (income) expense, net	783	27	(353)	78	3,035 (2)
Income (loss) before income taxes	(3,092)	2,574	4,695	501	(2,437)
Income tax (expense) benefit, net	979	—	—	—	979
Net income (loss)	$(2,113)	$2,574	$4,695	$501	$(1,458)
Earnings (loss) per share
Basic	$(0.18)	n/a	n/a	n/a	$(0.12)
Diluted	$(0.18)	n/a	n/a	n/a	$(0.12)
Weighted average common shares outstanding
Basic	12,062,930	n/a	n/a	n/a	12,312,930 (3)
Diluted	12,062,930	n/a	n/a	n/a	12,312,930

(1)	The pro forma adjustments consist of the intangible amortization that would have been recorded if the acquisitions had been completed on January 1, 2009.
(2)	This amount represents the estimated interest expense for the acquisitions if they had been completed on January 1, 2009.
(3)	This includes the 250,000 shares issued to IIT.
(4)	The December 31, 2009 income statement numbers for TAG are unaudited. An audit for the 10 months ended October 31, 2009 is included in the financial statements appearing elsewhere in this prospectus.
(5)	Cost of revenues excludes intangible amortization expense as shown separately below.

	KEYW Six Months Ended June 30, 2010 (unaudited)	TAG Six Months Ended June 30, 2010 (unaudited)(6)	IIT Six Months Ended June 30, 2010 (unaudited)(6)	Pro Forma Adjustments Six Months Ended June 30, 2010 (unaudited)		Pro Forma Combined Six Months Ended June 30, 2010 (unaudited)
	(in thousands, except per share data)
Revenue
Services	$42,699	$3,854	$1,207	$—		$47,760
Products	6,960	—	—	—		6,960
Total	49,659	3,854	1,207	—		54,720
Cost of revenues(5)
Services	31,134	3,227	904	—		35,265
Products	3,937	—	—	—		3,937
Total	35,071	3,227	904	—		39,202
Gross profit
Services	11,565	627	303	—		12,495
Products	3,023	—	—	—		3,023
Total	14,588	627	303	—		15,518
Operating expense	11,619	720	288	—		12,627
Intangible amortization expense	2,761	—	—	315	(1)	3,076
Net operating income (loss)	208	(93)	15	(315)		(185)
Non-operating expense (income), net	(8,935)	(5)	—	—		(8,940)
Income (loss) before income taxes	9,143	(88)	15	(315)		8,755
Income tax benefit (expense), net	(3,803)	—	—	90	(2)	(3,713)
Net income (loss)	$5,340	$(88)	$15	$(225)		$5,042
Earnings per share
Basic	$0.36	n/a	n/a	n/a		$0.33
Diluted	$0.25	n/a	n/a	n/a		$0.23
Weighted average common shares outstanding
Basic	14,990,118	n/a	n/a	97,222	(3)(4)	15,087,340
Diluted	21,294,058	n/a	n/a	97,222	(3)(4)	21,391,280

(1)	Intangible amortization that would have been recorded if the acquisitions had been completed on January 1, 2010.
(2)	Estimated tax benefit that would have been recorded if the acquisition had occurred on January 1, 2010.
(3)	Number of shares issued with the IIT acquisition (250,000) less the amount already issued in the KEYW average shares calculation.
(4)	The TAG acquisition shares are not included as they are subject to earn-out and not yet earned.
(5)	Cost of Revenues excludes intangible amortization expense as shown separately below.
(6)	Income statement activity represents the period from January 1, 2010 through the date of acquisition.

The following summary balance sheet data as of June 30, 2010 is presented:

•	on an actual basis; and
•	on an as adjusted basis, to give effect to (1) the sale of common stock by us in this offering at an assumed public offering price of $11.00 per share, the midpoint of our price range set forth on the cover page of this prospectus, after the deduction of the estimated underwriting discount and offering expenses payable by us, and (2) the application of the net proceeds of this offering in the manner described under “Use of Proceeds.”

	As of June 30, 2010
	Actual (unaudited)	As Adjusted
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$2,338	$54,000
Working capital(1)	(5,055)	71,000
Total assets	146,031	197,500
Long-term liabilities	32,031	24,000
Total stockholders’ equity	75,631	159,000

(1)	Working capital is defined as current assets net of current liabilities.

	Predecessor		Successor
	Year ended December 31, 2007	Period from January 1 through September 29, 2008	Period from July 31 (inception) through December 31, 2008	Year ended December 31, 2009	Six months ended June 30
					2009	2010
	(in thousands)				unaudited
Other Data
Adjusted EBITDA(1)	$2,293	$2,702	$694	$2,302	$1,185	$4,116

(1)	We define adjusted EBITDA as net income (loss) before depreciation, amortization, interest income (expense), tax expense (benefit), and adjusted for non-recurring, non-operational items. For the periods presented above, non-recurring, non-operational items consisted of non-cash warrant income and expense, one-time executive bonuses granted in 2009 to increase the executive ownership in the Company and success options granted at the end of 2009 to all of our employees. The one-time executive bonuses were paid to increase the ownership percentages of two senior executives to more appropriate levels prior to being a public company. See “Executive Compensation-Compensation Discussion and Analysis — Components of Executive Compensation.”

Adjusted EBITDA is a financial measure that is not calculated in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The table below provides a reconciliation of this non-US GAAP financial measure to net income (loss), the most directly comparable financial measure calculated and presented in accordance with US GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with US GAAP. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted EBITDA or similarly titled measures in the same manner as we do. We prepare adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

We believe adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	In late 2009, we revised the terms of our outstanding warrants so that they are no longer classified as liability instruments for financial accounting purposes. Prior to the revision of the terms of our outstanding warrants, we valued these warrants as call options on our balance sheet at issuance and revalued the warrants at the end of each subsequent quarter, and any resulting change in warrant valuation each quarter was recorded as income or expense. We believe adjusted EBITDA provides investors with a useful baseline for comparing our results of operations in 2008 and 2009 to our results of operations in subsequent periods by adjusting for this accounting treatment change to our outstanding warrants adopted in late 2009;

•	As a start-up company, we have various non-recurring transactions and expenses that directly impact our net income. Adjusted EBITDA is intended to approximate the net cash provided by operations by adjusting for non-recurring, non-operational items; and
•	Securities analysts use adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies and we anticipate that our investor and analyst presentations after we are public will include adjusted EBITDA.

Our board of directors and management use adjusted EBITDA:

•	as a measure of operating performance;
•	to determine a significant portion of management’s incentive compensation;
•	for planning purposes, including the preparation of our annual operating budget; and
•	to evaluate the effectiveness of our business strategies.

Although adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under US GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;
•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	adjusted EBITDA does not reflect interest expense or interest income;
•	adjusted EBITDA does not reflect cash requirements for income taxes;
•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements; and
•	other companies in our industry may calculate adjusted EBITDA or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable US GAAP measure, for each of the periods indicated:

	Predecessor			Successor
	Year ended December 31, 2007	Period from January 1 through September 29, 2008		Period from July 31 (inception) through December 31, 2008	Year ended December 31, 2009	Six months ended June 30
						2009	2010
	(in thousands)					unaudited
Net income (loss)	$2,338	$1,041		$(2,066)	$(2,113)	$(782)	$5,340
Depreciation	11	9		24	310	122	322
Amortization	—	—		612	2,055	941	2,761
Interest (income) expense	(56)	(22)		—	(118)	(55)	672
Tax expense (benefit)	—	—		21	(979)	105	3,803
Warrant expense(1)	—	—		2,103	690	854	—
Other non-recurring items	—	1,674	(2)	—	2,457 (3)	—	(8,782	)(4)
Adjusted EBITDA	$2,293	$2,702		$694	$2,302	$1,185	$4,116

(1)	Warrant expense is the income statement impact from accounting for our warrants under the liability method of accounting. These warrants were exchanged for warrants accounted for under the equity method in December 2009.
(2)	A one-time ICCI profit sharing bonus prior to acquisition.

(3)	Other non-recurring items include one-time equity grants made in 2009 to increase the equity ownership of Leonard Moodispaw and John Krobath, and success options granted at the end of 2009 to all employees. We view these as one-time events.
(4)	Other non-recurring items including purchase price refunds from LEDS, one-time legal and audit costs in preparation for this public offering, and purchase accounting adjustments from a reduction in the TAG earn-out.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Relating to Our Business

We currently rely on sales to the U.S. Government for substantially all of our revenue. If our relationships with U.S. Government agencies were harmed, our business, future revenue and growth prospects would be adversely affected.

We derive substantially all of our revenue from our U.S. Government customers. In 2009 and 2008, we generated 100% and 99%, respectively, of our total revenue from contracts with the U.S. Government, either as a prime contractor or a subcontractor. We expect that U.S. Government contracts will continue to be the primary source of our revenue for the foreseeable future. Our reputation and relationship with the U.S. Government, and in particular with the agencies of the U.S. Intelligence Community and the Department of Defense, are key factors in maintaining and growing our revenue. For example, in 2009, on a pro forma basis, approximately 41% of our revenue was derived from contracts with the National Security Agency (NSA), approximately 41% of our revenue was derived from contracts with U.S. Air Force Intelligence customers, and the approximate remaining 18% of revenue was derived from another major intelligence agency and other intelligence, defense, homeland security and law enforcement organizations. Our business, prospects, financial condition and/or operating results would be materially harmed if:

•	we were to lose, or there were to occur a significant reduction in, government funding of one or more programs for which we are the prime contractor or in which we participate;
•	we were suspended or debarred from contracting with the U.S. Government; or
•	our reputation, relationships, or the reputations or relationships of our senior managers with the government agencies with which we currently do business or seek to do business is impaired.

A decline in U.S. Government spending and mission priorities may adversely affect our future revenue and limit our growth prospects.

Continued U.S. Government expenditures on intelligence, defense and other programs for which we provide support are critically important for our business. While spending authorization for intelligence and defense-related programs by the government has increased in recent years due to greater homeland security and foreign military commitments and to a general outsourcing trend, these spending levels may not be sustainable and could significantly decline. Future levels of expenditures and authorizations for programs we support may decrease or shift to programs in areas where we do not currently provide services, or contract opportunities may be in-sourced to be performed by U.S. Government employees. Changes in spending authorizations and budgetary priorities could also occur due to a shift in the number, and intensity, of potential and ongoing conflicts, including the current conflicts in Iraq and Afghanistan, the rapid growth of the federal budget deficit, increasing political pressure to reduce overall levels of government spending, shifts in spending priorities from intelligence and defense-related programs as a result of competing demands for federal funds, or other factors. These or other factors could cause U.S. Government agencies and departments to reduce their purchases under contracts, exercise their right to terminate contracts, or not exercise options to renew contracts, any of which could cause us to lose revenue. A significant decline in overall U.S. Government spending, or a shift in expenditures away from agencies or programs that we support, could cause a material decline in our revenue.

We depend on U.S. Government contract awards that are only partially funded and which depend upon annual budget appropriations. A delay in the completion of the U.S. Government’s budget process could delay procurement of the services and solutions we provide and have an adverse effect on our future revenue.

Budget decisions made by the U.S. Government are outside of our control and have significant consequences for our business. Funding for U.S. Government contract awards is subject to Congressional appropriations. Although multi-year awards may be planned or authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may be expected to continue for several years. Consequently, awards often initially receive only partial funding, and additional funds are committed only as Congress makes further appropriations. The termination of funding for any of our U.S. Government prime contracts or subcontracts would result in a loss of anticipated future revenue attributable to that program and a reduction in our cash flows and would have an adverse impact on our operating results.

In years when the U.S. Government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution” that authorizes agencies of the U.S. Government to continue to operate, but does not authorize new spending initiatives. When the U.S. Government operates under a continuing resolution, delays can occur in the procurement of the services and solutions that we provide. When supplemental budgets are required to operate the U.S. Government and passage of legislation needed to approve any supplemental budget is delayed, the overall funding environment for our business could be adversely affected.

The U.S. Government may modify, curtail or terminate our contracts at any time prior to their completion and, if we do not replace them, we may be unable to sustain our revenue growth and may suffer a decline in revenue.

Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years. These programs are normally funded on an incremental basis. Under our contracts, the U.S. Government generally has the right not to exercise options to extend or expand our contracts and may modify, curtail or terminate the contracts and subcontracts at its convenience.

If the U.S. Government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated future profits on terminated work. If the U.S. Government terminates a contract for default, we may not recover each of those types of costs, and instead may be liable for excess costs incurred by the U.S. Government in procuring undelivered items and services from another source.

Any decision by the U.S. Government not to exercise contract options or to modify, curtail or terminate our major programs or contracts would adversely affect our revenue and revenue growth.

We may not realize as revenue the full amounts reflected in our backlog, which could adversely affect our future revenue and growth prospects.

As of June 30, 2010, our total backlog was $185.9 million, which included $139.1 million in unfunded backlog. The U.S. Government’s ability not to exercise contract options or to modify, curtail or terminate our major programs or contracts makes the calculation of backlog subject to numerous uncertainties. Due to the uncertain nature of our contracts with the U.S. Government, we may never realize revenue from some of the engagements that are included in our backlog. Our unfunded backlog, in particular, contains amounts that we may never realize as revenue because the maximum contract value specified under a U.S. Government contract or task order awarded to us is not necessarily indicative of the revenue that we will realize under that contract. If we fail to realize as revenue amounts included in our backlog, our future revenue and growth prospects may be adversely affected. For additional information on our backlog, see “Business — U.S. Federal Government Contracts — Backlog.”

If we fail to comply with complex procurement laws and regulations, we could lose business and be liable for various penalties or sanctions.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts. These laws and regulations affect how we conduct business with our federal government customers. In complying with these laws and regulations, we may incur significant costs, and the U.S. Government may impose additional fines and penalties, including contractual damages, in the event of our non-compliance. Among the more significant laws and regulations affecting our business are the following:

•	the Federal Acquisition Regulation, which comprehensively regulates the formation, administration and performance of federal government contracts;
•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with cost-type contracts;
•	the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts; and
•	laws, regulations and executive orders restricting the use and dissemination of classified information and, under U.S. export control laws, the export of certain products and technical data.

Our contracting agency customers periodically review our performance under and compliance with the terms of our federal government contracts. If we fail to comply with these control regimes or if a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including:

•	termination of contracts;
•	forfeiture of profits;
•	cost associated with triggering of price reduction clauses;
•	suspension of payments;
•	fines; and
•	suspension or debarment from doing business with the U.S. Government.

Additionally, the False Claims Act provides for potentially substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval. Actions under the False Claims Act may be brought by the government or by other persons on behalf of the government (who may then share a portion of any recovery).

Because substantially all of our revenue is dependent on our selection, performance and payment under our U.S. Government contracts, the loss of one or more large contracts or any suspension or debarment from doing business with U.S. Government agencies would result in a loss of anticipated future revenue from U.S. Government contracts and a reduction in cash flows and would have a material adverse effect on our operating results.

U.S. Government contracts contain other provisions that may be unfavorable to contractors.

Beyond the right to terminate a contract for convenience or decline to exercise an option to renew, U.S. Government contracts contain provisions and are subject to laws and regulations that give the U.S. Government rights and remedies not typically found in commercial contracts. These provisions, laws and regulations permit the U.S. Government to do the following:

•	reduce or modify contracts or subcontracts;
•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim certain rights (including, under certain circumstances, certain intellectual property rights) in products and systems produced by us; and
•	suspend or debar us from doing business with the U.S. Government.

If the U.S. Government exercises its rights under any of these provisions, our ability to operate or our competitive advantage could be hindered, and our revenue and net income could decline.

Further, U.S. Government contracts and certain laws and regulations contain provisions that may restrict our ability to provide our products and services to third parties. These restrictions may prevent us from leveraging our products, services, intellectual property, know-how or other revenue-generating aspects of our business or our acquisitions to the fullest extent in the commercial sector.

The U.S. Government may revise its procurement or other practices in a manner adverse to us.

The U.S. Government may revise its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to General Services Administration (GSA) contracts, or other government-wide acquisition contracts (GWACs), or adopt new standards for contract awards intended to achieve certain social or other policy objectives. In addition, the U.S. Government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the U.S. Government may obtain from private contractors. These changes could impair our ability to obtain new contracts or to continue to retain contracts under which we currently perform when and if those contracts are put up for renewed competitive bidding. Any new contracting methods could be costly or administratively difficult for us to implement, and, as a result, could harm our operating results.

Audits by U.S. Government agencies could result in unfavorable audit results that could subject us to a variety of penalties and sanctions, and could harm our reputation and relationships with our customers.

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review contractors’ performance on contracts, cost structure, pricing practices and compliance with applicable laws, regulations and standards. They also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s accounting, billing, cost, purchasing, property, estimating, compensation, management information system and other systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Adverse findings in a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenue and net income.

If a U.S. Government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of net income, suspension of payments, fines and suspension or debarment from doing business with U.S. Government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether true or not. If our reputation or relationship with U.S. Government agencies were impaired, or if the U.S. Government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and net income would decline.

A significant portion of our revenue and net income is derived from a few key contracts. The loss of any one or more of these contracts could cause a material decline in our operating results.

For the year ended December 31, 2009, on an actual basis, we had 3 contracts that each accounted for over 10% of our revenue, for a total of $12.8 million, or 32.7% of our total revenue. For the same period, our 10 largest contracts accounted for a total of $24.5 million, or 62.6% of our total revenue. Although we have been successful in continuing work on most of our large contracts in the past, there is no assurance that we will be able to do so in the future. The revenue stream from one or more of these contracts could end for a number of reasons, including the completion of the customer’s requirements, the completion or early termination of our current contract, the consolidation of our work into another contract where we are not a contractor under that contract, or the loss of a competitive bid for the follow-on work related to our current contract. If any of these events were to occur, we could experience an unexpected, significant reduction in revenue and net income.

We derive significant revenue from contracts awarded through a competitive bidding process involving substantial costs and risks. Due to this competitive pressure, we may be unable to sustain our revenue growth and profitability.

We expect a significant portion of the business that we will seek in the foreseeable future will be awarded through competitive bidding. The competitive bidding process involves substantial costs and a number of risks, including the significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us and our failure to accurately estimate the resources and costs that will be required to fulfill any contract we win. In addition, following a contract award, we may encounter significant expense, delay or contract modifications as a result of our competitors protesting or challenging contracts awarded to us in competitive bidding. In addition, multi-award contracts require that we make sustained post-award efforts to obtain task orders under the contract. We may not be able to obtain task orders or recognize revenue under these multi-award contracts. Our failure to compete effectively in this procurement environment would adversely affect our revenue and/or profitability.

We face intense competition from many competitors that, among other things, have greater resources than we do.

We operate in highly competitive markets and generally encounter intense competition to win contracts and task orders. We compete with many other firms, ranging from small, specialized firms to mid-tier technology firms and large, diversified firms, many of which have substantially greater financial, management and marketing resources than we do. Significant competitors include divisions of large defense contractors such as Lockheed Martin Corporation, The Boeing Company and Northrop Grumman Corporation. We also face competition from a number of large, well-established government contractors such as SAIC, Inc., CACI International Inc. and others. Our competitors may be able to provide our customers with different or greater capabilities or benefits than we can in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of qualified professional personnel. Our failure to compete effectively because of any of these or other factors could cause our revenue and operating profits to decline. In addition, our competitors also have established or may establish relationships among themselves or with third parties to increase their ability to address our customers’ needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge that would compete with us more effectively than they do currently.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.

We generate revenue under various types of contracts, which include time and materials (T&M), fixed-price-level-of-effort, firm-fixed-price (FFP), and cost reimbursement contracts. For the year ended December 31, 2009, we derived revenue from such contracts on an actual basis, and on a pro forma basis, as follows:

	Year ended December 31, 2009
	Actual		Pro forma (unaudited)
Contract Type	(in millions)	(%)	(in millions)	(%)
Time & Materials	$20.6	53%	$80.5	69%
Fixed-Price-Level-of-Effort	$11.2	28%	$19.6	17%
Firm-Fixed-Price	$5.7	15%	$11.0	10%
Cost Reimbursement	$1.5	4%	$5.1	4%

Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenue derived from each type of contract, the nature of services or products provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost reimbursement and T&M contracts generally have lower profitability than FFP contracts. Our operating results in any period may be affected, positively or negatively, by variable purchasing patterns by our customers of our more profitable border, port and mobile security products.

To varying degrees, there is a risk that we could underestimate the costs and resources necessary to fulfill each of our contract types. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns. When making proposals on these types of contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as on assumptions regarding technical issues. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control, could make our contracts less profitable or unprofitable.

We have a limited operating history, which may not provide an adequate basis for projection of our future prospects and results of operations.

Our limited operating history and method of initial growth may not provide a meaningful basis on which to evaluate our business. Since our founding in 2008, we have undertaken multiple acquisitions that have provided the basis of our business and revenue. Although our revenues have grown significantly since our formation, we have only recently become profitable and we may not be able to maintain our profitability and may incur net losses in the future. The lack of long term historical financial results as an operating entity may make it difficult to project our revenues and profitability. Further, we are subject to the risks inherent in the ownership and operation of a company with a limited operating history, such as setbacks and delays in integration of acquired companies, fluctuations in expenses, and competition from competitors that have a more extensive operating history and track record. Any failure to address these risks could seriously harm our business and prospects. We will continue to encounter risks and challenges frequently experienced by companies at a similar stage of development, including:

•	the ability to implement our business strategies and to adapt and modify them as needed;
•	our efforts to develop and protect our reputation and customer loyalty within the sectors in which we compete for contracts;
•	the management of our acquired subsidiaries and integrated operations, including the integration of any future acquisitions;
•	maintaining adequate control of our expenses; and
•	anticipating and adapting to future government proposals and the impact of any changes in government regulation.

Acquisitions have formed a significant part of our growth strategy in the past and we expect to continue this strategy in the future. If we are unable to identify suitable acquisition candidates, integrate the businesses we acquire or realize the intended benefits, this aspect of our growth strategy may not succeed. Acquisitions involve numerous risks, including risks related to integration and undisclosed or underestimated liabilities.

Historically, our growth strategy has relied on acquisitions. We expect to derive a significant portion of our growth by acquiring businesses and integrating those businesses into our existing operations. We intend to seek acquisition opportunities both to expand into new markets and to enhance our position in our existing markets. However, our ability to do so will depend on a number of steps, including our ability to:

•	identify suitable acquisition candidates;
•	negotiate appropriate acquisition terms;
•	obtain debt or equity financing that we may need to complete proposed acquisitions;
•	complete the proposed acquisitions; and
•	integrate the acquired business into our existing operations.

If we fail to achieve any of these steps, our growth strategy may not be successful.

In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations accounting systems, technologies, services and products of the acquired company, the potential loss of key employees of the acquired company and the diversion of our management’s attention from other business concerns. This is the case particularly in the fiscal quarters immediately following the completion of an acquisition to the extent the operations of the acquired business are integrated into the acquiring businesses’ operations during this period. We cannot be sure that we will accurately anticipate all of the changing demands that any future acquisition may impose on our management, our operational and management information systems, and our financial systems.

We may underestimate or fail to discover liabilities relating to a future acquisition during the due diligence investigation and we, as the successor owner, might be responsible for any such liabilities. Although we seek to minimize the impact of underestimated or potential undiscovered liabilities by structuring acquisitions to minimize liabilities and obtaining indemnities and warranties from the selling party, these methods may not fully protect us from the impact of undiscovered liabilities. Indemnities or warranties are often limited in scope, amount or duration, and may not fully cover the liabilities for which they were intended. The liabilities that are not covered by the limited indemnities or warranties could have a material adverse effect on our business and financial condition. In addition, acquisitions can raise potential Organizational Conflict of Interest (OCI) issues that can impact the nature and timing of the acquisition or the acquiring entity’s ability to compete for future contracts where the acquired entity may have been involved.

We have a substantial investment in recorded goodwill as a result of our acquisitions, and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that could reduce our net income or increase our net loss.

As of June 30, 2010, goodwill accounted for $92.0 million, or 63% of our recorded total assets on an actual basis. We review our goodwill for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable. The annual impairment test is based on several factors requiring judgment. Principally, a decrease in expected reporting unit cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. If goodwill became impaired, we could record a significant charge to earnings in our financial statements during the period in which impairment of our goodwill is determined, which could significantly reduce or eliminate our net income.

Obligations associated with outstanding indebtedness on notes we have issued in connection with acquisitions may adversely affect our business.

At June 30, 2010, indebtedness on outstanding notes issued by us as financing for the acquisition of TAG and IIT totaled $32.5 million in aggregate principal amount, $3.4 million of which is currently held in escrow in conjunction with our acquisition of TAG. Our indebtedness and repayment obligations for these notes could have important negative consequences, including:

•	increasing our vulnerability to adverse economic and industry conditions;
•	limiting our ability to obtain additional financing, particularly in light of unfavorable conditions in the credit markets;
•	reducing the availability of cash resources for other purposes, including capital expenditures;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete; and
•	placing us at a possible competitive disadvantage to competitors that have better access to capital resources.

We have significant contingent earn-out obligations related to the acquisition of TAG that may adversely affect our liquidity and financial condition, results of operations and stock price. We may also pursue acquisitions in the future that include earn-out provisions.

Our recent acquisition of TAG contains a contingent earn-out provision that may require us to make additional payments in the future. Under this earn-out arrangement, our maximum aggregate potential contingent payment obligation at June 30, 2010 was up to 3,000,000 shares of our common stock and the payment of additional cash if TAG exceeds certain target revenue and gross margin levels. Though this contingent earn-out will only be paid if TAG exceeds a minimum revenue level of $90 million in aggregate revenue in 2010 and 2011, and additional cash will only be paid should TAG exceed $135 million of aggregate revenue subject to achieving gross margins of 20% or greater, the issuance of any additional stock or payment of any additional cash made pursuant to this earn-out provision may adversely affect our liquidity and financial condition, results of operations and stock price. Our existing earn-out obligation for the TAG Acquisition will expire on December 31, 2011. However, we may enter into acquisition agreements in the future, the terms of which may include earn-out provisions. These contingent obligations could adversely affect our liquidity and financial condition, results of operations and stock price.

We may require additional capital to finance our growth. If the terms on which the additional capital is available are unsatisfactory, if the additional capital is not available at all or we are not able to fully access our existing credit facility, we may not be able to pursue our growth strategy.

Our growth strategy will require additional capital investment to complete acquisitions, integrate any completed acquisitions into our existing operations, and to expand into new markets.

To the extent that we do not generate sufficient cash internally to provide the capital we require to fund our growth strategy and future operations, we will require additional debt or equity financing. We cannot be sure that this additional financing will be available or, if available, will be on terms acceptable to us. Further, high volatility in the equity markets may make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain sufficient additional capital in the future, it will limit our ability to implement our business strategy. Continued issues resulting from the current global financial crisis and economic downturn involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our existing credit facilities. In addition, even if future debt financing is available, it may result in (1) increased interest expense, (2) increased term loan payments, (3) increased leverage, and (4) decreased income available to fund further acquisitions and expansion. It may also limit our ability to withstand competitive pressures and make us more vulnerable to economic downturns. If future equity financing is available, it may dilute the equity interests of our existing stockholders.

If we are unable to manage our growth, our business could be adversely affected.

Achieving our plans for growth will place significant demands on our management, as well as on our administrative, operational, and financial resources. For us to successfully manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to successfully manage our growth without compromising the quality of our services and products, our business, prospects, financial condition or operating results could be adversely affected.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect our business, operating results and financial condition.

We believe that our future performance depends on the continued services and continuing contributions of our senior management to execute our business plan, and to identify and pursue new opportunities successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with federal government personnel contribute to our ability to maintain strong customer relationships. Therefore, the loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives.

Our failure to attract, train and retain skilled employees with (or who can obtain) appropriate security clearances would adversely affect our ability to execute our strategy.

Our business involves the development of tailored solutions for our customers, a process that relies heavily upon the expertise and services of our employees. Our continued success depends on our ability to recruit and retain sufficient numbers of highly qualified individuals who have advanced engineering and information technology skills, specialized knowledge of customer missions and appropriate security clearances, and who work well with our government customers. Due to our growth and increased competition for experienced personnel, particularly in highly specialized areas, it has become more difficult for us to meet our needs for these employees in a timely manner and this may affect our growth in the current fiscal year and in future years. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract and retain these employees. Any failure to do so could impair our ability to perform our contractual obligations efficiently and timely meet our customers’ needs and win new business, which could adversely affect our future results. Our employee attrition rate in 2009, on an actual basis, was 9.6%.

In addition, the relationships and reputation that many members of our senior management team have established and maintain with government personnel contribute to our ability to maintain good customer relationships and to identify new business opportunities. The loss of key personnel may impair our ability to obtain new U.S. Government awards or adequately perform under our current U.S. Government contracts. We also rely on the skills and expertise of our senior technical development personnel, the loss of any of whom could prevent us from completing current development projects and restrict new development projects. We currently do not maintain “key person” insurance on any of our executives or key employees.

Our business depends upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Department of Defense and Intelligence Community requirements. Obtaining and maintaining security clearances for employees involves lengthy processes, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us and we are unable to find replacements with equivalent security clearances, we may be unable to perform our obligations to customers whose work requires cleared employees, or such customers could terminate their contracts or decide not to renew them upon their expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain or retain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts.

Employee misconduct, including security breaches, could cause us to lose customers or our ability to contract with the U.S. Government.

Misconduct, fraud or other improper activities by our employees could have a significant adverse impact on our business and reputation, particularly because we are a U.S. Government contractor. Such misconduct could include the failure to comply with U.S. Government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in U.S. Government contracts, and any other applicable laws or regulations. Employee or former employee misconduct involving data security lapses or breaches of confidentiality resulting in the compromise of our or our customer’s sensitive or classified information could result in remediation costs, in regulatory sanctions against us and in serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective, and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees could subject us to fines and penalties, loss of security clearances and suspension or debarment from contracting with the U.S. Government, any of which would adversely affect our business and reputation.

Our quarterly operating results are likely to vary significantly and be unpredictable, which could cause the trading price of our stock to decline.

Our operating results have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control, including:

•	the level of demand for our products and services;
•	the budgeting cycles and purchasing practices of our customers;
•	acquisitions of other businesses;

•	failure to accurately estimate or control costs under FFP contracts;
•	commencement, completion or termination of projects during any particular quarter; and
•	changes in senior U.S. Government officials that affect the timing of technology procurement.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly operating results. This variability and unpredictability could result in our failing to meet our revenue or operating results expectations or those of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially.

    Our credit facility contains financial and operating covenants that limit our operations and could lead to adverse consequences if we fail to comply.

Our credit facility contains financial and operating covenants that, among other things, require us to maintain or satisfy specified financial ratios (including debt to adjusted EBITDA ratios and fixed charge coverage ratios as further described under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility and Other Debt Obligations”), limit our ability to incur indebtedness, pay dividends or engage in certain significant business transactions, and require us to comply with a number of other affirmative and negative operating covenants. Failure to meet these financial and operating covenants could result from, among other things, changes in our results of operations, our incurrence of debt or changes in general economic conditions. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders, which could harm our business and operations. In addition, our credit facility contains several other material covenants, including a lien against our assets (including receivables), limitations on additional debt, pre-approval of any acquisitions, a prohibition of dividends, and restrictions on the sale, lease, or disposal of any substantial part of our assets, other than in the normal course of business.

    We have only a limited ability to protect and enforce our intellectual property rights, which we consider important to our success. Failure to adequately protect or enforce our intellectual property rights could adversely affect our competitive position and cause us to incur significant expense.

We believe that our success depends, in part, upon our ability to protect our proprietary information and other intellectual property. We rely principally on trade secrets to protect much of our intellectual property where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect and to enforce against third parties. Although we believe that we have adopted reasonable practices to ensure that our employees are subject to appropriate confidentiality obligations and to ensure that we obtain appropriate ownership rights in intellectual property developed by our employees (or by the employees of companies that we have acquired), our practices in this regard may be insufficient, which could result in the misappropriation or disclosure of our confidential information or disputes regarding (or the loss of rights to) certain of our intellectual property. In addition, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position. The protections that we receive for our trade secrets and other intellectual property rights may not be sufficient to prevent our competitors from copying, infringing, or misappropriating our products and services. Similarly, there is no guarantee that when we do apply for intellectual property protection the applications will result in registrations sufficient to protect our rights. In addition, we cannot be certain that others will not independently develop, design around or otherwise acquire equivalent or superior technology or intellectual property rights.

From time to time, we may seek to enforce our intellectual property rights against third parties. The fact that we have intellectual property rights may not guarantee success in our attempts to enforce these rights against third parties. If we are unable to prevent third parties from infringing or misappropriating our trade secrets or other intellectual property rights, our competitive position could be adversely affected. Our ability and potential success in enforcing our rights is also subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights. When we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid, otherwise unenforceable, or are licensed to the party against whom we are asserting the claim. In addition, our assertions of intellectual property rights may result in the other party seeking to assert various claims against us, including its own alleged intellectual property rights, claims of unfair competition, or others. In the course of conducting our business, we may also inadvertently infringe the intellectual property rights of others, resulting in claims against us or our customers. Our contracts generally indemnify our customers for third-party claims for intellectual property infringement by the services and products we provide. The expense of defending these claims may adversely affect our financial results.

Our acquisitions frequently include the hiring of employees from the acquired entity. These employees may be subject to confidentiality provisions that are not related to the acquisition and may have been exposed to third party confidential information and intellectual property that we do not have the rights to use. During the course of their employment in our business, there is always a risk that employees may inadvertently breach confidentiality obligations or inadvertently infringe third party intellectual property rights based on their prior employment, which could adversely affect our business.

In addition, we conduct research and development under projects with the U.S. Government. In general, our rights to technologies we develop under those projects are subject to the U.S. Government’s non-exclusive, non-royalty bearing, world-wide license to use those technologies. Under certain circumstances, the U.S. Government could also claim rights in our intellectual property that could make it difficult to prevent disclosure to, licensing to, or use by third parties, which could adversely affect our competitive position and business.

    We may become involved in intellectual property disputes, which could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products.

We, or our customers, may be a party to litigation in the future to protect our intellectual property or be required to respond to allegations that we infringe on others’ intellectual property. If any parties assert that our products infringe upon their proprietary rights, we would be forced to defend ourselves, and possibly our customers, against the alleged infringement, or to negotiate and possibly enter into settlement agreements that could adversely affect our intellectual property rights or the operation of our business. If we are unsuccessful in any intellectual property litigation or enter into any dispute-related settlement, we could be subject to significant liability and loss of our proprietary rights. Intellectual property litigation, regardless of its success, would likely be time consuming and expensive to resolve and would divert management’s time and attention. In addition, we could be forced to do one or more of the following:

•	stop selling, incorporating or using our products that include the challenged intellectual property;
•	obtain from the owner of any infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or may require us to extend a cross-license to rights under our intellectual property;
•	pay substantial damages; and/or
•	re-design those products that use the technology.

If we are forced to take any of these actions, our business could be seriously harmed.

    We rely on the availability of third-party licenses.

Certain of our products include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek new licenses for existing or new products. There can be no assurance that the necessary licenses would be available on equivalent terms to those currently available, on other terms acceptable to us, or at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and may have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to differentiate our products from those of our competitors.

    Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects.

We design, develop and manufacture technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.

In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include premature failure of products that cannot be accessed for repair or replacement, problems with quality, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the government customer of contract cost and fee payments we previously received.

    Business disruptions could reduce our expected revenue, increase our expenses, and damage our reputation.

We rely to a large extent upon sophisticated technology systems and infrastructure. We take reasonable steps to protect them, including the implementation and use of certain security precautions. However they are potentially vulnerable to breakdown, malicious intrusion, natural disaster, and random attack. A disruption to our systems or infrastructure could damage our reputation and cause us to lose customers and revenue. This could require us to expend significant efforts and resources or incur significant expense to eliminate these problems and address related security concerns.

Risks Relating to Our Common Stock and this Offering

    We will incur increased costs and demands upon management as a result of efforts to comply with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act as well as other rules implemented by the SEC, and the applicable stock exchange. The expenses incurred by public companies for reporting and corporate governance purposes are significant. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

    No market currently exists for our common stock, and an active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for shares of our common stock. We have filed an application to list our common stock for trading on the NASDAQ Global Market. However, we cannot assure you that our common stock will be approved for listing on the NASDAQ Global Market, or if approved, that an active trading market for our common stock will develop on that exchange, or elsewhere, or if developed, that any trading market will continue. The initial public offering price for the shares of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

    If our stock price fluctuates after this offering, you could lose a significant part, or all, of your investment.

The market price of our common stock may be reduced by many factors, some of which are beyond our control, including those described above under “Risks Relating to Our Business” and one or more of the following:

•	changes in stock market analysts’ recommendations regarding us, our competitors or the industry in which we operate generally, or lack of analyst coverage of our common stock;
•	announcements by us or our competitors of significant contracts or task orders, acquisitions or capital commitments;
•	loss of one or more of our significant customers;
•	changes in market valuations or earnings of our competitors;
•	availability of capital;
•	general economic conditions;
•	terrorist acts;
•	military action related to international conflicts, wars or otherwise;
•	future sales of our common stock; and
•	investor perception of us and our industry.

As a result of the existence of one or more of these factors, investors in our common stock may not be able to resell their shares at or above the initial public offering price.

    If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If we do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

    Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately 37.1% of our outstanding common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our articles of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders. See “Principal and Selling Stockholders” for additional detail about the shareholdings of these persons.

    Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of June 30, 2010, upon completion of this offering, we will have outstanding a total of 23,786,838 million shares of common stock. Of these shares, the 9,100,000 shares of common stock sold in this offering by us and the selling stockholders will be freely tradable, without restriction, in the public market immediately following this offering, and approximately 1.6 million shares will be eligible for sale through Rule 144 under the Securities Act of 1933 without regard to any lock-up. Of our outstanding shares of common stock, 13,100,930 shares are subject to contractual lock-up agreements with our underwriters. Our underwriters for this offering, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to compliance with applicable law.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events). After the lock-up agreements expire, up to an additional 13,100,930 shares of common stock will be eligible for sale in the public market, approximately 8.9 million of which shares are held by directors, executive officers and other affiliates and the sale of which will be subject to volume and other limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, as of June 30, 2010, 4,813,806 shares of common stock were subject to outstanding warrants, 1,305,250 shares of common stock were subject to outstanding options issued under our employee benefit plans and a total of 12% of the outstanding common shares, with 537,000 options having been issued, were reserved for future issuance under our employee benefit plans and will become eligible for sale in the public market to the extent permitted by the provisions of the applicable agreements and plans relating to such securities the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. In addition, common stock could be issued in the future in connection with future acquisitions or pursuant to contingent earn-out obligations (including obligations existing as of the date of this prospectus). If any of these shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

    We have previously issued common stock as a portion of the consideration paid for certain acquisitions. Our current stockholders may experience dilution in their holdings if we issue additional shares of common stock as a result of the TAG Acquisition, or in future acquisitions where we use our stock.

In connection with the acquisitions of S&H and ICCI in 2008, we issued 600,000 and 1,292,000 shares of our common stock, respectively, as consideration for these acquisitions. The acquisition of the assets of Embedded Systems in 2009 included 135,052 shares of common stock that we issued as consideration. Further, in connection with the TAG Acquisition, we have agreed to issue up to 3,000,000 shares of our common stock pursuant to a contingent earn-out provision, and we issued 250,000 shares of our common stock as part of the consideration for the IIT Acquisition. If we issue additional shares of common stock as a result of this earn-out provision, or if we otherwise issue stock in connection with future acquisitions, you may suffer dilution of your ownership interest in our company.

    Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $8.82 in the net tangible book value per share from the price you paid, based on the assumed public offering price. In addition, following this offering, purchasers in the offering will have contributed 55% of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately 35% of our total outstanding shares as of June 30, 2010 after giving effect to this offering. The exercise of outstanding stock options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

    Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use approximately $29 million of the net proceeds to fund the repayment of debt we incurred to finance the acquisition of TAG and IIT, including $11 million of notes issued to the sellers of TAG, $8 million of unsecured debt owed to certain of our stockholders, and we intend to use approximately $10 million of the net proceeds to pay down the outstanding indebtedness under an asset backed credit facility with Bank of America, N.A. We expect to use the balance of the net proceeds for working capital, capital expenditures and other general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of businesses, services or technologies that management deems to likely be complementary or synergistic. We might not be able to yield a significant return, if any, on any investment of these net proceeds.

    Provisions in our organizational documents and in Maryland law may inhibit potential acquisition bids that our stockholders may consider favorable, and the market price of our common stock may be lower as a result.

Our charter and bylaws, as in effect upon closing of this offering, will contain provisions that may have an anti-takeover effect and inhibit a change in our board of directors and management. These provisions include the following:

•	Our charter permits our board of directors to issue preferred stock with terms that may discourage a third party from acquiring us. Our charter permits our board of directors to issue up to 5 million shares of preferred stock, having preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption as determined by our board of directors. Our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price.
•	Our charter and bylaws contain other possible anti-takeover provisions. Our charter and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change-of-control or the removal of existing directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price. These provisions include the advance notice requirements for stockholder proposals and director nominations.

In addition, Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to:

•	accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation;
•	authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholder rights plan;
•	make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act; or
•	act or fail to act solely because of the effect that the act or failure to act might have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition.

Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

Any one or more of these provisions, singularly or together, may have an anti-takeover effect that discourages potential acquisition bids that our stockholders may consider favorable.

    We do not intend to pay dividends.

We intend to retain our earnings, if any, for general corporate purposes, and we do not anticipate paying cash dividends on our stock in the foreseeable future. Our dividend policy may make our stock look less attractive to investors.

    Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test our internal control over financial reporting for 2011 and beyond and will require an independent registered public accounting firm to report on the effectiveness of these controls. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusions as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for the year ending December 31, 2011 and subsequent years. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, to maintain disclosure controls and procedures and internal control over financial reporting.

In addition, we may in the future discover areas of our internal controls that need improvement, particularly with respect to businesses that we may acquire. If so, we cannot be certain that any remedial measures we take will ensure that we have adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting as of December 31, 2011 and in future periods, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the NASDAQ Global Market or other regulatory authorities.

    Operational risks such as material weaknesses and other deficiencies in internal control over financial reporting could result in errors, potentially requiring restatements of our historical financial data, leading investors to lose confidence in our reported results.

There are a number of factors that may impede our efforts to establish and maintain effective internal controls and a sound accounting infrastructure, including our recent history of acquisitions (including acquisitions of companies audited by auditors other than our own), our own change of auditors, our rapid pace of growth, and general uncertainty regarding the operating effectiveness and sustainability of controls. Controls and procedures, no matter how well designed and operated, provide only reasonable assurance that material errors in our financial statements will be prevented or detected on a timely basis. Any failure to establish and maintain effective internal controls over financial reporting increases the risk of material error and/or delay in our financial reporting. Depending on the nature of a failure and any required remediation, ineffective controls could have a material adverse effect on our business and potentially result in restatements of our historical financial results. Financial restatements or other issues arising from ineffective controls could also cause investors to lose confidence in our reported financial information, which would have an adverse effect on the trading price of our securities. Delays in meeting our financial reporting obligations could affect our ability to maintain the listing of our securities. Although we seek to reduce these risks though active efforts relating to properly documented processes, adequate systems, risk culture, compliance with regulations, corporate governance and other factors supporting internal controls, such procedures may not be effective in limiting each of the operational risks.

    We have never operated as a public company, and fulfilling our obligations incident to being a public company will be expensive and time consuming.

As a private company, we have maintained a relatively small finance and accounting staff. We currently do not have an internal audit group, and we have not been required to establish and maintain disclosure controls and procedures and internal control over financial reporting as required by the federal securities law for public companies. As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the NASDAQ Global Market, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will require us to devote significant management time and will place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems. We expect to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increased auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees, listing fees, as well as other expenses. We cannot accurately predict the amount of additional costs that we may incur or the timing of such costs, but we have estimated that such costs may exceed $1 million during our first 12 months of being a public company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others:

•	risks associated with our reliance on the U.S. Government for substantially all of our revenue;
•	the significant competition we face in our industry;
•	our ability to identify attractive acquisition targets and realize the intended benefits of acquisitions;
•	our ability to manage and grow our business and execute our business and growth strategies;
•	attracting and retaining skilled employees with (or who can obtain) appropriate security clearances;
•	our financial performance; and
•	others risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive $84 million in net proceeds from our sale of the 8,274,090 shares of common stock sold by us in the offering (or approximately $98 million if the underwriters exercise their overallotment option in full). Our estimated net proceeds from the offering represent the amount we expect to receive after the underwriting discount and our payment of the other expenses of the offering payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $11.00, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use these net proceeds as follows:

•	approximately $10 million of the net proceeds will be used to pay down our asset backed credit facility with Bank of America, N.A.:
•	the interest rate on the asset backed credit facility re-prices at various intervals and has interest rates ranging from 2.75%-4.00%;
•	the asset backed credit facility matures mid-February 2011;
•	approximately $11 million of the net proceeds will be used to pay off subordinated unsecured notes issued to the seller of TAG as part of the acquisition of TAG;
•	the interest rates on the subordinated debt is 8.0% with the exception of $3.4 million of the TAG seller debt that is at 3.0%;
•	the TAG seller debt matures February 28, 2011;
•	approximately $8 million of the net proceeds will be used to pay off subordinated unsecured notes issued to six of our stockholders to finance the acquisition of IIT (see the section titled “Certain Relationships and Related Party Transactions”);
•	the subordinated shareholder debt matures February 2012;
•	the interest rate on this subordinated debt is 8%; and
•	all subordinated debt is due and payable within seven days of an initial public offering; and
•	the balance of the net proceeds will be used for working capital, capital expenditures and other general corporate purposes, including potential acquisitions.

DIVIDEND POLICY

We intend to retain our earnings for use in the operation and expansion of our business and we do not anticipate paying any dividends on our common stock in the foreseeable future. In addition, our ability to declare and pay cash dividends is restricted by our credit facility. Payment of future dividends, if any, will be determined in the sole discretion of our board of directors and will depend upon, among other things, the future earnings, operations, capital requirements and general financial condition and prevailing business and economic conditions, as well as contractual and statutory restrictions on our ability to pay dividends.

CAPITALIZATION

The following table shows, as of June 30, 2010, our cash and cash equivalents and our capitalization:

•	on an actual basis; and
•	on an as adjusted basis, to give effect to (1) the sale of common stock by us in this offering at an assumed public offering price of $11.00 per share, the midpoint of our price range set forth on the cover page of this prospectus after the deduction of the estimated underwriting discount and offering expenses payable by us, (2) the application of the net proceeds of this offering in the manner described under “Use of Proceeds”, and (3) the filing of our amended and restated articles of incorporation immediately before the completion of this offering.

The share data in the table below are based on shares outstanding as of June 30, 2010. The number of outstanding shares on that date excludes:

•	1,305,250 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2010, at a weighted average exercise price of $6.00;
•	4,813,806 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2010, at a weighted average exercise price of $4.98; and
•	1,324,530 shares of common stock available for future grant under our 2009 Stock Incentive Plan as of June 30, 2010.

You should read this table in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2010 unaudited
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$2,338	$54,000
Total debt, including current portion	32,450	3,450
Stockholders’ equity (deficit):
Preferred stock, undesignated, $0.001 par value per share; 5,000,000 shares authorized actual and as adjusted; 0 and 0 shares issued and outstanding actual and as adjusted	0	0
Common stock, $0.001 par value per share; 100,000,000 shares authorized actual and as adjusted; 15,512,748 and 23,768,838 shares issued and outstanding actual and as adjusted	15	24
Additional paid-in capital	74,455	157,839
Retained earnings (deficit)	1,161	1,161
Accumulated other comprehensive loss	0	—
Total stockholders’ equity (deficit)	75,631	159,000
Total capitalization	$108,081	$159,000

DILUTION

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets equal our total assets less goodwill and intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. As of June 30, 2010, our net tangible book value was $(32.2) million and our net tangible book value per share was $(2.08).

After giving effect to the Company’s sale of 8,274,090 shares of common stock in the offering at an initial public offering price of $11.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the estimated net proceeds of this offering in the manner described under “Use of Proceeds”, our adjusted net tangible book value as of June 30, 2010, would have been $51.8 million, or $2.18 per share. This represents an immediate accretion in net tangible book value of $4.26 per share to existing stockholders and an immediate dilution of $8.82 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Net tangible book value per share as of June 30, 2010	$(2.08)
Increase in combined net tangible book value per share attributable to new investors	4.26
Adjusted net tangible book value per share after this offering		2.18
Dilution per share to new investors		$8.82

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) our adjusted net tangible book value after the offering by approximately $8.2 million and dilution per share to new investors by approximately $0.66, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase additional shares, the adjusted net tangible book value per share after the offering would be $2.61 per share, the increase in net tangible book value per share to existing stockholders would be $4.69 per share and the dilution to new investors would be $8.39 per share.

The following table illustrates on the as adjusted basis described above as of June 30, 2010, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, or to be paid, by existing stockholders (including the selling stockholders) and by new investors purchasing common stock in this offering. The calculation below is based on an assumed initial public offering price of $11.00 per share, which is the midpoint of the price range listed in the cover page of the prospectus:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	15,512,748	65%	$74,455,000	45%	$4.80
New investors	8,274,090	35%	91,014,990	55%	$11.00
Total	23,786,838	100%	$165,469,990	100%

The share data in the table above are based on shares outstanding as of June 30, 2010. The number of outstanding shares at that date excludes:

•	1,305,250 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2010, at a weighted average exercise price of $6.00;
•	4,813,806 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2010, at a weighted average exercise price of $4.98; and
•	1,324,530 shares of common stock available for grant under our 2009 Stock Incentive Plan as of June 30, 2010.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the total consideration paid by new investors by $9.1 million and increase (decrease) the percentage of total consideration paid by new investors by approximately 9%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise in full their option to purchase additional shares, the percentage of shares of common stock held by existing stockholders will decrease to approximately 58.4% of the total number of shares of our common stock outstanding after this offering and will increase the number of shares held by new investors to 10,465,000, or 41.6% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables contain selected historical financial data for us for the six months ended June 30, 2010 and June 30, 2009, the year ended December 31, 2009 and the period from July 31, 2008 (inception) to December 31, 2008, and for ICCI, or our Predecessor, for the period from January 1, 2008 to September 29, 2008 and for the years ended December 31, 2007, 2006 and 2005. The information set forth below has been derived from the following sources:

•	The selected historical financial data as of June 30, 2010 and for the six months ended June 30, 2010 and June 30, 2009 have been derived from our unaudited financial statements that are included elsewhere in this prospectus;
•	The selected financial data for the year ended December 31, 2009 and the period from July 31, 2008 (inception) to December 31, 2008 have been derived from our audited financial statements, which were audited by Grant Thornton LLP, our independent registered public accounting firm, and which are included elsewhere in this prospectus;
•	The selected historical financial data for the period from January 1, 2008 to September 29, 2008 and for the year ended December 31, 2007 for our Predecessor have been derived from Predecessor audited financial statements, which were audited by Stegman & Company, an independent registered public accounting firm, and which are included elsewhere in this prospectus;
•	The selected historical financial data for the year ended December 31, 2006 for our Predecessor have been derived from Predecessor unaudited financial statements, which are included in this prospectus.
•	The selected historical financial data for the year ended December 31, 2005 for our Predecessor have been derived from unaudited financial statements, which are not included in this prospectus.

You should read the selected financial data in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus. In the opinion of management, our unaudited financial data include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information. Our historical results are not necessarily indicative of our results for any future period. The selected historical financial data give effect to various acquisitions from the date of acquisition.

	Predecessor				Successor
	Year ended December 31, 2005 (unaudited)	Year ended December 31, 2006 (unaudited)	Year ended December 31, 2007	Period from January 1, through September 29, 2008	July 31, (inception) through December 31, 2008	Year ended December 31, 2009	Six months ended June 30
							2009	2010
							(unaudited)
	(in thousands, except per share data)
Statement of Operations Data
Revenues
Services	$10,789	$12,497	$15,410	$14,563	$9,045	$32,743	$14,256	$42,699
Products	—	—	—	—	—	6,294	2,627	6,960
Total	10,789	12,497	15,410	14,563	9,045	39,037	16,883	49,659
Cost of revenues(2)
Services	7,298	8,641	10,263	9,351	4,825	23,475	10,423	31,134
Products	—	—	—	—	—	4,443	1,609	3,937
Total	7,298	8,641	10,263	9,351	4,825	27,918	12,032	35,071
Gross profit
Services	3,491	3,856	5,147	5,212	4,220	9,268	3,833	11,565
Products	—	—	—	—	—	1,851	1,018	3,023
Total	3,491	3,856	5,147	5,212	4,220	11,119	4,851	14,588
Operating expenses	1,308	1,669	2,847	4,104	3,573	11,373	3,739	11,619
Intangible amortization expense	—	—	—	—	612	2,055	941	2,761
Net operating income (loss)	2,183	2,187	2,300	1,108	35	(2,309)	171	208
Non-operating expense (income), net	—	(22)	(38)	67	2,080	783	848	(8,935)
Income (loss) before income taxes	2,183	2,209	2,338	1,041	(2,045)	(3,092)	(677)	9,143
Income tax expenses (benefit), net	—	—	—	—	(21)	979	(105)	(3,803)
Net income (loss)	$2,183	$2,209	$2,338	$1,041	$(2,066)	$(2,113)	$(782)	$5,340
Earnings (loss) per share
Basic	n/a	n/a	n/a	n/a	$(0.32)	$(0.18)	$(0.08)	$0.36
Diluted	n/a	n/a	n/a	n/a	$(0.32)	$(0.18)	$(0.08)	$0.25
Weighted average common shares outstanding
Basic	n/a	n/a	n/a	n/a	6,474,028	12,062,930	10,018,010	14,990,118
Diluted	n/a	n/a	n/a	n/a	6,474,028	12,062,930	10,018,010	21,294,058

	Predecessor			Successor
	As of December 31			As of December 31		As of June 30, 2010
	2005	2006	2007	2008	2009
	(unaudited)	(unaudited)				(unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$236	$834	$842	$5,397	$7,333	$2,338
Working capital(1)	1,831	2,618	3,250	9,312	19,365	(5,055)
Total assets	1,946	2,827	3,735	35,885	67,130	146,031
Long-term liabilities	—	—	—	7,494	1,617	32,031
Total stockholders’ equity	1,834	2,644	3,273	26,288	62,339	75,631

(1)	Working capital is defined as current assets net of current liabilities.
(2)	Cost of revenues excludes intangible amortization expense as shown separately below.

The Company intends to pay down or retire approximately $29 million of debt with proceeds from this offering. Based on an estimated share price of $11.00, this would result in attributing approximately 2.9 million shares sold in this offering to pay this debt. The table below (in thousands, except per share data) shows the pro forma impact as if these shares had been issued January 1, 2010:

Six Months Ended June 30, 2010
Net income	$5,340
Interest expense not incurred without debt	672
Adjusted net income	$6,012
Unaudited pro forma net income per share
Basic	$0.26
Diluted	$0.20
Adjusted basic weighted average shares outstanding	23,264,208
Adjusted fully diluted weighted average shares outstanding	29,568,148

Note that the Company had no debt prior to the 2010 acquisitions.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated financial information set forth below is presented to illustrate the effects of the following transactions on our financial condition and results of operations:

•	the 2009 Acquisitions, consisting of the acquisition of Embedded Systems, LEDS, and GDAIS team, prior to their inclusion in Successor’s financial statements;
•	the TAG Acquisition; and
•	the IIT Acquisition.

These data are subject, and give effect, to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial information included elsewhere in this prospectus.

We have derived the historical financial data of our company for the year ended December 31, 2009 from the audited financial statements and related notes included elsewhere in this prospectus. The historical financial data for our company for each of the six months ended June 30, 2010 and 2009 respectively have been derived from our unaudited financial statements that are included elsewhere in this prospectus.

We have derived the historical financial data for the 2009 acquisitions from the audited financials for LEDS and GDAIS as included in the financial statements found elsewhere in this prospectus and for Embedded Systems from their internally generated unaudited financial statements.

The historical consolidated financial data for TAG for the year ended December 31, 2009 combines the audited historical consolidated financial data of TAG for the period from January 1, 2009 through October 31, 2009, included elsewhere in this prospectus, with the unaudited historical consolidated financial data of TAG for the period from November 1, 2009 through December 31, 2009, which is not included in this prospectus. We have derived the historical consolidated financial data of IIT for the year ended December 31, 2009 from the audited consolidated financial data of IIT included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2009, and for the six months ended June 30, 2010, assume that the TAG Acquisition, the IIT Acquisition and the 2009 acquisitions took place as of January 1, 2009. The unaudited pro forma consolidated balance sheet as of December 31, 2009 assumes that the TAG Acquisition and IIT Acquisition took place as of December 31, 2009.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

The summary unaudited pro forma statement of operations is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the acquisitions been achieved on the dates indicated.

	KEYW	2009 Acquisitions(5) (unaudited)	TAG(4) (unaudited)	IIT	Pro Forma Adjustments (unaudited)		Pro Forma Combined (unaudited)
	Year ended December 31, 2009
	(in thousands, except per share data)
Statement of Operations Data:
Revenues
Services	$32,743	$24,229	$47,692	$5,260	$—		$109,924
Product	6,294	—	—	—	—		6,294
Total	39,037	24,229	47,692	5,260	—		116,218
Cost of revenues(6)
Services	23,475	17,806	39,702	3,806	—		84,789
Products	4,443	—	—	—	—		4,443
Total	27,918	17,806	39,702	3,806	—		89,232
Gross profit
Services	9,268	6,423	7,990	1,454	—		25,135
Products	1,851	—	—	—	—		1,851
Total	11,119	6,423	7,990	1,454	—		26,986
Operating expenses	11,373	3,822	3,648	875	—		19,718
Intangible amortization expense	2,055	—	—	—	4,615	(1)	6,670
Net operating income (loss)	(2,309)	2,601	4,342	579	(4,615)		598
Non-operating expense (income), net	783	27	(353)	78	2,500	(2)	3,035
Income (loss) before income taxes	(3,092)	2,574	4,695	501	(7,115)		(2,437)
Income tax benefit (expense), net	979	—	—	—	—		979
Net income (loss)	$(2,113)	$2,574	$4,695	$501	$(7,115)		$(1,458)
Earnings (loss) per share
Basic	$(0.18)	n/a	n/a	n/a	n/a		$(0.12)
Diluted	$(0.18)	n/a	n/a	n/a	n/a		$(0.12)
Weighted average common shares outstanding
Basic	12,062,930	n/a	n/a	n/a	250,000	(3)	12,312,930
Diluted	12,062,930	n/a	n/a	n/a	250,000		12,312,930

(1)	Intangible amortization that would have been recorded if the acquisitions had been completed on January 1, 2009.
(2)	Estimated interest expense for the acquisitions if they had been completed on January 1, 2009.
(3)	This includes the 250,000 shares issued to IIT.
(4)	The December 31, 2009 income statement numbers for TAG for the year ended December 31, 2009 are unaudited. An audit for the 10 months ended October 31, 2009 is included in the financial statements and related notes appearing elsewhere in this prospectus.
(5)	This amount represents the income statement activity from the Embedded Systems, LEDS, and GDAIS acquisitions prior to their incorporation in the KEYW financial statements. The detail by entity is included in Note 2 to The KEYW Holding Corporation financial statements included elsewhere in this prospectus.
(6)	Cost of revenues excludes intangible amortization expense as shown separately below.

	KEYW Six Months Ended June 30, 2010 (unaudited)	TAG Six Months Ended June 30, 2010 (unaudited)(6)	IIT Six Months Ended June 30, 2010 (unaudited)(6)	Pro Forma Adjustments Six Months Ended June 30, 2010 (unaudited)		Pro Forma Combined Six Months Ended June 30, 2010 (unaudited)
	(in thousands, except per share data)
Revenue
Services	$42,699	$3,854	$1,207	$—		$47,760
Products	6,960	—	—	—		6,960
Total	49,659	3,854	1,207	—		54,720
Cost of revenues(5)
Services	31,134	3,227	904	—		35,265
Products	3,937	—	—	—		3,937
Total	35,071	3,227	904	—		39,202
Gross profit
Services	11,565	627	303	—		12,495
Products	3,023	—	—	—		3,023
Total	14,588	627	303	—		15,518
Operating expense	11,619	720	288	—		12,627
Intangible amortization expense	2,761	—	—	315	(1)	3,076
Net operating income (loss)	208	(93)	15	(315)		(185)
Non-operating expense (income), net	(8,935)	(5)	—	—		(8,940)
Income (loss) before income taxes	9,143	(88)	15	(315)		8,755
Income tax benefit (expense), net	(3,803)	—	—	90	(2)	(3,713)
Net income (loss)	$5,340	$(88)	$15	$(225)		$5,042
Earnings per share
Basic	$0.36	n/a	n/a	n/a		$0.33
Diluted	$0.25	n/a	n/a	n/a		$0.24
Weighted average common shares outstanding
Basic	14,990,118	n/a	n/a	97,222	(3)(4)	15,087,340
Diluted	21,294,058	n/a	n/a	97,222	(3)(4)	21,391,280

(1)	Intangible amortization that would have been recorded if the acquisitions had been completed on January 1, 2010.
(2)	Estimated tax benefit that would have been recorded if the acquisition had occurred on January 1, 2010.
(3)	Number of shares issued with the IIT acquisition (250,000) less the amount already issued in the KEYW average shares calculation.
(4)	The TAG acquisition shares are not included as they are subject to earn-out and not yet earned.
(5)	Cost of Revenues excludes intangible amortization expense as shown separately below.
(6)	Income statement activity represents the period from January 1, 2010 through the date of acquisition.

The table below provides the pro forma consolidated combined balance sheet for the Company as if the Company and its acquisitions had been combined as of December 31, 2009.

Consolidated Combined Balance Sheet

	KEYW (audited)	TAG (audited)		IIT (audited)	Pro Forma Adjustments (unaudited)		Pro Forma Combined (unaudited)
	(in thousands)
Cash	$7,333	$5,853		$900	$(8,000	)(2)	$6,086
Accounts receivable	9,409	7,139		736	(7,967	)(3)	9,317
Inventory	4,334	—		—	—		4,334
Prepaids	1,240	118		53	—		1,411
Deferred tax	223	—		—	—		223
Current assets	22,539	13,110		1,689	(15,967)		21,371
Property, plant, & equipment	1,430	20		59	—		1,509
Goodwill	34,927	—		—	54,047	(2)	88,974
Intangibles	6,314	—		—	12,354	(2)	18,668
Deferred tax	1,892	—		—	—		1,892
Other assets	28	8		—	—		36
Total assets	$67,130	$13,138		$1,748	$50,434		$132,450
Accounts payable	442	2,083		13	—		2,538
Debt	—	—		—	34,000	(2)	34,000
Accrued expense	435	234		128	—		797
Accrued compensation	2,214	400		246	—		2,860
Other current liabilities	83	452	(1)	—	—		535
Current liabilities	3,174	3,169		387	34,000		40,730
Other non-current liabilities	53	14		—	—		67
Non-current deferred tax	1,564	—		—	—		1,564
Accrued earnout	—	—		—	27,750	(2)	27,750
Total liabilities	4,791	3,183		387	61,750		70,111
Common stock	14	—		—	—		14
Members equity	—	9,955	(1)	1,361	(11,316	)(4)	—
Additional paid-in capital	66,504	—		—	—		66,504
Accumulated deficit	(4,179)	—		—	—		(4,179)
Total equity	62,339	9,955		1,361	(11,316)		62,339
Total liabilities and equity	$67,130	$13,138		$1,748	$50,434		$132,450

(1)	These amounts were adjusted to account for the exclusion of the deferred compensation plan that was not acquired by KEYW.
(2)	These amounts represent the recording of the purchase price for both the TAG and IIT acquisitions.
(3)	This amount represents the reduction of working capital pursuant to the TAG and IIT purchase agreements.
(4)	This amount represents the elimination of the existing member’s equity against goodwill.

The following summary balance sheet data as of June 30, 2010 is presented:

•	on an actual basis; and
•	on an as adjusted basis, to give effect to (1) the sale of common stock by us in this offering at an assumed public offering price of $11.00 per share, the midpoint of our price range set forth on the cover page of this prospectus after the deduction of the estimated underwriting discount and offering expenses payable by us, and (2) the application of the net proceeds of this offering in the manner described under “Use of Proceeds.”

	As of June 30, 2010
	Actual (unaudited)	As Adjusted
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$2,338	$54,000
Working capital(1)	(5,055)	91,000
Total assets	146,031	197,500
Long-term liabilities	32,031	24,000
Total stockholders’ equity	75,631	159,000

(1)	Working capital is defined as current assets net of current liabilities. This amount represents the elimination of the existing member’s equity against goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus, as well as the section titled “Unaudited Pro Forma Financial Information.” This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Our historical financial data discussed below reflects the historical results of operations and financial position of The KEYW Holding Corporation and its consolidated subsidiaries and of our Predecessor. The following discussion and analysis of our results of operations includes periods prior to the acquisitions of TAG and IIT. Also, the historical financial data does not give effect to the completion of this offering. Because of the limited time that has passed since our formation and our subsequent acquisition activity, it may be difficult to evaluate our future business prospects based on our prior operating results and those of the companies we have acquired, and our historical results of operations should not be considered indicative of what our future results of operations will be.

Overview

Nature of Business

We support the Intelligence Community’s, or IC’s, transformation to Cyber Age mission and operations by providing agile solutions that offer both flexibility and scalability to the IC’s most challenging and highly classified problems. We provide a full range of engineering services as well as fully integrated platforms that support the entire intelligence process, including collection, analysis, processing and impact or use. Our platforms include products that we manufacture, as well as hardware and software that we integrate using the engineering services of our highly skilled and security-cleared workforce.

We have acquired seven businesses or operating entities since our inception as described further under “— Acquisitions”. On September 30, 2008, we acquired ICCI, which is considered our predecessor company and referred to as “Predecessor” in this prospectus. We sometimes refer to KEYW as “Successor” in this prospectus.

Corporate Organization

We are a holding corporation (The KEYW Holding Corporation) and conduct our operations through The KEYW Corporation and its subsidiaries. We were incorporated in Maryland in December 2009. The KEYW Corporation was incorporated in Maryland in May 2008 and became our wholly-owned subsidiary on December 29, 2009 as part of a corporate reorganization. References to “the Company,” “KEYW,” “we,” “us” or “our” refer to The KEYW Corporation and its subsidiaries for any period (or portion thereof) prior to December 29, 2009, and to The KEYW Holding Corporation and its subsidiaries for any period (or portion thereof) as of or after December 29, 2009.

Acquisitions

Since our inception, we have completed seven acquisitions. The acquisitions were made to increase KEYW’s skill sets and to create sufficient critical mass to be able to operate as a prime contractor on significant government contracts. Details of each of these acquisitions are outlined below:

S&H Enterprises of Central Maryland, Inc.  On September 2, 2008, we acquired all of the outstanding capital stock of S&H Enterprises of Central Maryland, Inc, or S&H, for a total purchase price (including transaction costs) of $6.14 million. The purchase price (including transaction costs) consisted of $3.14 million in cash and 600,000 shares of our common stock valued at $3 million. S&H provides engineering services, software development and information technology solutions to government agencies, the Intelligence Community and commercial customers.

Integrated Computer Concepts, Incorporated.  On September 30, 2008, we acquired all of the outstanding capital stock of Integrated Computer Concepts, Incorporated, or ICCI, for a total purchase price (including transaction costs) of approximately $19.3 million. The purchase price (including transaction costs) consisted of $12.8 million in cash and 1,292,000 shares of our common stock valued at $6.5 million. ICCI provides engineering services, software development and information technology solutions to government agencies, the Intelligence Community and commercial customers.

Embedded Systems Design, Inc.  On July 23, 2009, we acquired the majority of the assets and certain liabilities of Embedded Systems Design, Inc, or Embedded Systems, for a total purchase price (including transaction costs) of approximately $4.14 million. The purchase price (including transaction costs) consisted of $3.4 million in cash and 135,052 shares of our common stock valued at approximately $743,000. Embedded Systems’ capabilities include system and software engineering, hardware and firmware engineering, and Field Programmable Gate Array (FPGA) and other design solutions for very high speed processing applications.

Leading Edge Design & Systems, Inc.  On October 29, 2009, we acquired the government contracting assets of Leading Edge Design & Systems, Inc., or LEDS, for a total purchase price (including transaction costs) of approximately $8.0 million in cash. The LEDS team has been a highly valued provider of development, implementation and integration of large-scale, end-to-end solutions for the Intelligence Community since 1985.

General Dynamics Advanced Information Systems, Inc.  On December 7, 2009, we acquired certain assets of the Systems Engineering and Technical Assistance team of General Dynamics Advanced Information Systems Group for a total purchase price of $7.5 million in cash. As part of the transaction we hired several personnel working in this team.

The Analysis Group, LLC.  On February 22, 2010, we acquired The Analysis Group, LLC, or TAG, for a combination of cash, our common stock and promissory notes having a total value of approximately $62 million (including contingent consideration payable by KEYW if certain post-closing performance criteria are achieved). Should revenue exceed $135 million and gross margins exceed 20% for 2010 and 2011 operations, in aggregate, we will be obligated to pay additional cash to the former owners of TAG. Based on current forecasts, we do not believe those targets will be exceeded. As a result of this acquisition, TAG became our wholly-owned subsidiary. TAG has distinguished itself as a provider of high performance solutions to the Department of Defense, particularly Air Force Intelligence, and to the National Security community in general.

Insight Information Technology, LLC.  On March 15, 2010, we acquired Insight Information Technology, LLC, or IIT, for a total purchase price of $10.3 million (including transaction costs) consisting of $8.0 million in cash and 250,000 shares of our common stock valued at $2.3 million. IIT is a customer-focused information technology and professional services firm that specializes in the support of design, development, and delivery of state-of-the-art technology solutions, systems engineering and management consulting services.

Factors Affecting Our Operating Results

Various factors could impact our business and operating results during a given period, including:

•	Government spending. Our business is dependent on the spending practices of the United States Government — specifically within the intelligence sector. Significant changes, delays, funding allocations, or other outside events that impact the government spending patterns within our sector could have an impact on our operations, either positively or negatively.
•	Personnel. Our business is dependent on hiring and retaining a highly skilled and security-cleared staff. Our ability to deliver products and services to our customers requires that we have sufficient levels of staffing to provide the required skill sets needed. Our growth plan requires that we be able to attract personnel with the highest levels of security clearances to staff our projects. If we are unable to attract and retain the right personnel, our business will be negatively impacted.
•	Contracts. Our business model envisions that we increase the percentage of our government contracts under which we act as a prime contractor. Our success or failure in increasing the instances in which we serve as prime contractor could affect our business and results of operations.

Key Performance Measures of Our Business

We monitor the key financial metrics set forth below to help us evaluate financial performance, track operational trends, and establish company performance targets. We discuss revenue, cost of revenues, gross profit (or gross margin) and the components of operating expenses below under “— Components of Operating Results.” We discuss Adjusted EBITDA in “Summary Consolidated Financial Data.” Adjusted EBITDA is a financial measure that is not calculated in accordance with accounting principles generally accepted in the United States of America, or US GAAP. We provide a reconciliation of this non-US GAAP financial measure to net income (loss), the most directly comparable financial measure calculated and presented in accordance with US GAAP, in “Summary Consolidated Financial Data.” Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with US GAAP.

The following table presents these key financial metrics for Predecessor for the year ended December 31, 2007 and the period from January 1, 2008 through September 29, 2008, and for Successor for the period from July 31, 2008 (inception) through December 31, 2008 and for the year ended December 31, 2009. The following table also presents these financial metrics for Successor for the six month periods ended June 30, 2009 and June 30, 2010.

	Predecessor		Successor
	Year ended December 31, 2007	Period from January 1 through September 29, 2008	Period from July 31 (inception) through December 31, 2008	Year ended December 31, 2009	Six months ended June 30
					2009	2010
					(unaudited)
	(in thousands, except percentages)
Revenues
Services	$15,410	$14,563	$9,045	$32,743	$14,256	$42,699
Products	—	—	—	6,294	2,627	6,960
Total	15,410	14,563	9,045	39,037	16,883	49,659
Cost of revenues(1)
Services	10,263	9,351	4,825	23,475	10,423	31,134
Products	—	—	—	4,443	1,609	3,937
Total	10,263	9,351	4,825	27,918	12,032	35,071
Gross profit
Services	5,147	5,212	4,220	9,268	3,833	11,565
Products	—	—	—	1,851	1,018	3,023
Total	5,147	5,212	4,220	11,119	4,851	14,588
Gross margin	33.4%	35.8%	46.7%	28.5%	28.7%	29.4%
Operating expenses	2,847	4,104	3,573	11,373	3,739	11,619
Intangible amortization expense	—	—	612	2,055	941	2,761
Operating income (loss)	2,300	1,108	35	(2,309)	171	208
Adjusted EBITDA	$2,293	$2,702	$694	$2,302	$1,185	$4,116

(1)	Cost of revenues excludes intangible amortization expense as shown separately below.

Components of Operating Results

Revenue

We derive our revenue from a mix of products and services provided to the Intelligence Community. We believe that the optimal revenue mix for us at this time is approximately 16% product revenue and 84% services revenue. These two revenue sources are inter-related as product sales have generated the additional need for services, and our service-related projects have identified areas where our product group has been able to deliver the required solutions.

Services

Our services revenue is primarily generated through contracts with various U.S. Government agencies. These contracts are primarily time-and-materials contracts that provide specific billing rates by position for each hour worked. We also have limited amounts of fixed-price and cost reimbursement services contracts. Accordingly, we recognize revenue as services are performed and costs incurred. Prior to the acquisition of TAG in February 2010, we generated the majority of our revenue as a subcontractor by self-performing most of our services with our employees. However, TAG has a substantial number of prime contracts that utilize both their employees and subcontractors to generate revenue. We expect to continue to generate the majority of our revenue through services performed by our employees, but our contracts will continue to involve subcontracting. We do not expect significant growth in our subcontractor-generated revenue in the future.

Products

Our product revenue is generated through the sale of our custom fabricated technology under fixed-price contracts with U.S. Government agencies. Our typical product lifecycle starts with identifying a customer’s needs through discussions between its operations personnel and our technological staff. These discussions highlight specific areas where we can provide product offerings to meet a specific customer need. We develop prototype products for customer testing prior to fabrication. Once we have customer acceptance and complete our field testing, we commence production in limited quantities. In proven technology areas, we will move straight to production once we internally complete our product testing as these products are typically upgrades of existing proven technology.

Our average production run is less than 200 units. We do not maintain a significant amount of completed inventory at any time but instead complete a production run with enough quantity to meet our customer’s immediate and reasonably expected demand while producing at a sufficient quantity to achieve economies of scale. This typically involves quantity levels that are projected to be sold in the six-month period following production.

We recognize product revenue upon delivery to the end customer. We maintain a warranty reserve on specific products for periods of up to one year. Claims under these warranties have been negligible. We expect our product revenue to vary from quarter to quarter based on customer demand and the various lifecycle stages of our products. Our expectation is that product related revenue will be approximately 15% of our annual revenue in the near term.

Cost of Revenue

Our total cost of revenue is comprised of the following:

•	Cost of services revenue. Our cost of services revenue is primarily the labor cost incurred by our employees and subcontractors. We load our labor cost with fringe benefits, overhead and general and administrative (G&A) costs. Our subcontractor costs are burdened with a material handling/subcontractor load.
•	Cost of product revenue. Our cost of product revenue historically has been split evenly between labor and materials with overhead and G&A costs burdening as appropriate. We expect the material component as a percentage of our product cost to increase in the future as we spend less time in developing technology and more time in actual production.

Gross Profit or Gross Margin

Gross profit as a percentage of sales, or gross margin, is impacted directly by the revenue mix between products and services and the percentage of subcontractor labor within our direct costs. Direct costs include direct salaries, benefits, direct travel and materials, subcontractor costs, and other direct costs.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, overhead and G&A expenses. Personnel costs are the most significant component of operating expenses and consist of cash-based personnel costs such as salaries, benefits and bonuses. They also include non-cash stock-based compensation expense. We believe that it is important that all employees have an ownership stake in the Company; as such, all employees are granted stock options when hired. We expect personnel costs to continue to increase as we grow. During 2009, we incurred elevated G&A costs as we put in place the necessary infrastructure and personnel to operate the Company given its increased size. These costs were incurred in advance of most of our acquisitions and revenue growth. While we expect these costs to continue to grow, the total cost is expected to decline as a percentage of revenue in 2010.

Research and Development

Research and development expense primarily consists of cash-based personnel costs, material, subcontractor costs and an allocation of overhead costs related to product development. The majority of our research focuses on developing new product ideas and pro-actively solving our customers’ problems from both product and services perspectives. We expense all non-contracted research and development costs as incurred. Under some of our contracts the customer reimburses us for previous research and development costs. These costs are transferred from research and development to cost of sales. We expect our spending on research and development efforts to be approximately 2% of revenue per year on a go-forward basis.

Sales and Marketing

Sales and marketing expense is comprised of our cash-based personnel costs for business development staff as well as the time incurred by our personnel to prepare technical and cost proposals. We have not historically paid commissions on sales and do not anticipate those types of costs in the future. We expect our bid and proposal costs to increase in total dollars but remain relatively constant as a percent of revenue.

Overhead and G&A Expense

Overhead expense consists of cash-based personnel costs as well as stock-based compensation, depreciation of capital equipment and software, amortization of intangibles, professional fees and non-direct facility related expenses. General and administrative personnel include our executive, financial, human resource and legal organizations. Our professional fees primarily include legal, accounting, human resource and consulting fees. We expect that our general and administrative expenses will increase in total dollars but decrease in proportion to overall revenue. We expect to incur increased costs going forward associated with being a public company including costs related to SEC reporting and Sarbanes-Oxley compliance.

Non-Operating Income (Expense), net

Non-operating income (expense), net has historically consisted of costs associated with warrants issued in our initial rounds of financing and interest expense or income. In late 2009, we revised the terms of our outstanding warrants so that they are no longer classified as liability instruments for financial accounting purposes. Prior to the revision of the terms of our outstanding warrants, we valued these warrants as call options on our balance sheet at issuance and revalued the warrants at the end of each subsequent quarter, and any resulting change in warrant valuation each quarter was recorded as income or expense. As a result of the revision of the terms of our outstanding warrants, the warrants were reclassified as an equity instrument and are no longer revalued at the end of each period.

We expect that we will have interest expense through the completion of this offering, at which time we expect to pay off our notes we issued to finance several of our acquisitions and to pay down a portion of our outstanding indebtedness under our credit facility, after which we expect to have a significant operating cash balance. See “Use of Proceeds” and “Capitalization.” As a result, following this offering, we expect to earn interest income on the cash balance. The amount and timing of that interest income will be dependent on prevailing interest rates and the timing of cash for future acquisitions.

Income Tax Benefit (Expense)

We are subject to federal and state income tax in the United States. Our effective rates differ from the statutory rates primarily as a result of deferred taxes, tax credits related to our research and development and manufacturing operations, warrant accounting, and the impact of deductible goodwill and intangibles from prior acquisitions. We expect to have a significant benefit from a cash tax basis due to the amortizable goodwill for certain acquisitions for the next 10 – 15 years. While our effective tax rate will approximate U.S. federal statutory rates, the timing of deductions and amortizations between book and tax for acquisition related intangibles will impact our reported rate during this period.

As of December 31, 2009, we recorded a net deferred tax asset of $365,000 reflecting the benefit of $470,000 of federal net operating loss carry-forwards and $1,969,000 of state net operating loss carry-forwards, as well as tax credits for research and development. These deferred tax assets expire in 2030. Our ability to use our net operating loss carry-forwards to offset any future taxable income could be subject to limitations attributable to equity transactions that would result in a change of ownership as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. We have not established a valuation reserve against these tax assets as we believe that as a result of our forecasted operations, we will receive the full benefit of these loss carry-forwards prior to their expirations. Our forecasts include estimates and judgments about our future taxable income that are consistent with our plans and estimates. Should our actual performance differ from these estimates, the use and timing of these loss carry-forwards could be adversely impacted.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with US GAAP. These practices require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, cash flow and related disclosure of contingent assets and liabilities. Our estimates include those related to revenue recognition, stock-based compensation, inventory valuation, product warranty liabilities and accounting for income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements may be impacted.

We believe that of our significant accounting policies, which are described in Note 1 of the “Notes to Consolidated Financial Statements” in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

Revenue Recognition

We derive the majority of our revenue from time-and-materials, firm-fixed-price and cost reimbursable (cost-plus-fixed-fee and cost-plus-award-fee) contracts. Prior to our acquisitions in late 2009, our revenue did not include any cost-plus contracts. Revenues from cost reimbursable contracts are recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For performance-based fees under cost reimbursable contracts, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives, we recognize the relevant portion of the fee upon customer approval. For time-and-material contracts, revenue is recognized to the extent of contractual billable rates times hours delivered plus material and other reimbursable costs incurred. For fixed-price production contracts, revenue and cost are recognized at a rate per unit as the units are delivered or by other methods to measure services provided. This method of accounting requires estimating the total revenues and total contract cost of the contract. During the performance of contracts, these estimates are periodically reviewed and revisions are made as required. The impact on revenue and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Estimated losses on contracts at completion are recognized when identified.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under the contract, the cost of the effort, and an ongoing assessment of our progress toward completing the contract. From time to time, as part of our management processes, facts develop that require us to revise our estimated total costs or revenue. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known.

In certain circumstances, and based on correspondence with the end customer, management authorizes work to commence or to continue on a contract option, addition or amendment prior to the signing of formal modifications or amendments. We recognize revenue to the extent it is probable that the formal modifications or amendments will be finalized in a timely manner and that it is probable that the revenue recognized will be collected. We have a defined approval policy and process by which circumstances such as these are allowed and managed in order to carefully monitor, manage, and minimize any associated risk.

Product Warranty

We generally provide a one-year warranty on our products. A provision for estimated future costs related to warranty activities is charged to cost of product revenue at the time of sale based on our estimates.

Inventories

Our inventory consists of work in process and finished goods. Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Our inventory consists of specialty products that we manufacture on a limited quantity basis for our customers. We manufacture at quantity levels that are projected to be sold in the six-month period following production. We have not sold any products below their standard pricing less applicable volume discounts.

Long-Lived Assets (Excluding Goodwill)

We follow the provisions of Financial Accounting Standards Board (FASB) ASC Topic 360-10-35, Impairment or Disposal of Long-Lived Assets, in accounting for long-lived assets such as property and equipment and intangible assets subject to amortization. The guidance requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment assessment is undertaken if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Impairment losses are measured as the difference between the carrying value of long-lived assets and their fair market value based on discounted cash flows of the related assets. Impairment losses are treated as permanent reductions in the carrying amount of the assets.

Goodwill

Purchase price in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with FASB ASC Topic 350-20, Goodwill, we test for impairment at least annually and uses a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. We operate as a single reporting unit. The fair value of the reporting unit is estimated using a market capitalization approach. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

The Company, as part of its financial policies, engaged an external valuation firm in November 2009 to assist management in assessing if Goodwill was impaired. Based on management’s assessment, the fair value of the reporting unit significantly exceeded the carrying value of the goodwill at that time. The Company is not aware of any transactions or events since that time that would have caused the fair value of the reporting unit to be adversely impacted such that the valuation would come close to the carrying value of the goodwill.

Intangibles

Intangible assets consist of the customer-related intangibles acquired in various acquisitions. The Company uses an external valuation firm to assess the value of the intangibles arising from each acquisition. The majority of our intangibles arise from the value of the acquired contracts with lesser amounts for trade name and non-compete restrictions. As we are a U.S. government contractor, we are unable to attribute any value to customer relationships hence there are limited areas in which intangible assets can be valued. Our management, with the assistance of our external valuation firm utilizes, among other things, the acquired contracts to form a basis for the intangible valuation based on the current backlog and expected renewal rates based on historical renewals for given contract vehicles and applying applicable discount rates.

These assets are amortized over their estimated useful lives unless the pattern of usage of the benefits indicates an alternative method is more representative. The useful lives of the intangibles range from one to seven years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. We will establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that it judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.

Stock Valuation

The company has determined the value of its common stock based primarily on external inputs. The Company has engaged in external transactions with unrelated third parties through the various acquisitions. The Company arrived at the share price included in those transactions through negotiations with the respective parties. We then used that same price for internal issuances of stock options to employees.

The Company issued stock in the S&H and ICCI acquisitions at $5.00 per share and used that valuation until the external equity raise in May 2009 at which time common stock and warrants were issued at $5.50 per share. This valuation continued for the remainder of 2009 and was the agreed valuation for the common stock issued in conjunction with the Embedded Systems acquisition in July 2009. The Company had no further external equity issuances for the remainder of 2009. In December 2009, Company management conducted a contemporaneous valuation of the Company’s stock price with the assistance of an unrelated valuation specialist, which supported management’s determination of a value of $5.50 per share.

In March 2010, the Company issued stock in conjunction with the Insight acquisition at a per share price of $9.25. This issuance was a result of the negotiations between Insight and the Company, and this value was supported by a valuation the Company prepared utilizing methodologies comparable to the December 2009 valuation that the Company management conducted. The Company believes that this valuation is reasonable given the addition of TAG in February 2010.

The Company began discussions regarding the Company’s valuation in regard to a public filing in January 2010 based on the existing business and potential acquisitions that would be completed prior to a public filing. Based on that analysis, which included competitor valuations, market conditions, and company financial projections, the preliminary valuation indicated a publicly traded peer market value with a mid-range of $12 per share. That valuation compares reasonably with the stock price used in the IIT acquisition of $9.25 per share once discounts for the current lack of marketability, lack of control and the uncertainty of the timing of an initial public offering.

The Company considers the following items to be significant factors contributing to the difference between any estimated IPO price, once established, and the fair market value of the Company’s last equity issuance on August 24, 2010 (which was in the form of an option grant): (1) the lack of certainty of the timing and completion of the Company’s initial public offering, (2) the lack of liquidity of the shares underlying the Company’s option grants prior to the initial public offering, and (3) the limited ability of stockholders to exercise voting control over the Company prior to the initial public offering. In particular, the terms of the Company’s option grants restrict grantees from selling the underlying shares of common stock prior to the Company’s initial public offering without first complying with a predetermined procedure that provides the Company the right of first refusal to purchase any shares offered for sale by the grantee and may delay the sale of any securities by several months. Moreover, pursuant to the terms of the Company’s Amended and Restated Stockholders’ Agreement, certain large shareholders have the right to veto any corporate transacation without regard for the votes of other existing shareholders.

Stock Based Compensation

We originally adopted a stock incentive plan in 2008. We adopted a new stock incentive plan in December 2009 in conjunction with our corporate reorganization. We apply the fair value method that requires that all share-based payments to employees and directors, including grants of stock options, to be expensed over their requisite service period based on their fair value at the grant date using their fair value, determined using a prescribed option-pricing model. We use the Black-Scholes option pricing model to value share-based payments. Compensation expense related to share-based awards is recognized on an accelerated basis. The expense recognized is based on the straight-line amortization of each individually vesting portion of a grant. A grant that vests ratably over three years would expense all of the first-year vesting in the first twelve months, the second vesting would be expensed over twenty-four months and the third tranche would be expensed over thirty-six months. The calculated expense is required to be based upon awards that ultimately vest, and we have accordingly reduced the expense by estimated forfeitures.

The following assumptions are used for option grants:

•	Dividend Yield — We have never declared or paid dividends on our common stock and have no plans to do so in the foreseeable future.
•	Risk-Free Interest Rate — Risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term approximating the expected life of the option term assumed at the date of grant.
•	Expected Volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The expected volatility is based on the historical volatility of existing comparable public companies for a period that approximates the estimated life of the options.
•	Expected Term of the Options (3-4 years) — This is the period of time that the options granted are expected to remain unexercised. We estimate the expected life of the option term based on the expected tenure of employees and relevant industry historical experience.
•	Forfeiture Rate — We estimate the percentage of options granted that are expected to be forfeited or canceled on an annual basis before stock options become fully vested. We use a forfeiture rate that is a blend of past turnover data and a projection of expected results over the following twelve month period based on projected levels of operations and headcount levels at various classification levels within the Company.

	2008	2009	2010
Risk Free Rate	2.75%	2.00% – 2.75%	1.00% – 3.02%
Expected Volatility	33.07% – 37.15%	34.91% – 56.49%	28.35% – 38.55%
Forfeiture Rate	25.00%	5% – 30%	15% – 30%

Results of Operations

Overview

On September 30, 2008, we acquired Integrated Computer Concepts, Incorporated (“ICCI”), which is considered our predecessor company and referred to as “Predecessor” in this prospectus. We refer to KEYW as “Successor” in this prospectus. The discussion of our results of operations set forth in this section compares the results of operations of Predecessor for the year ended December 31, 2007 to the unaudited pro forma combined results of Predecessor and Successor for the year ended December 31, 2008. The discussion of our results of operations also compares the unaudited pro forma combined results of operations of Predecessor and Successor for the year ended December 31, 2008 to the results of operations of Successor for the year ended December 31, 2009, and the results of operations of Successor for the six month periods ended June 30, 2009 and June 30, 2010.

In addition, the section titled “— Results of Operations — Year to Year Comparisons” sets forth year to year comparisons of our results of operations for the year ended December 31, 2009, our unaudited pro forma combined results of operations for 2008 and the results of operations of Predecessor for 2007. Both our fiscal year end and Predecessor’s fiscal year end were December 31. We believe that presenting year to year comparisons of the results of operations in this manner enhances an overall understanding of our results of operations during comparable time periods for the years ended December 31, 2009, 2008 and 2007.

The unaudited pro forma combined results of operations data set forth in the section titled “— Results of Operations — Year to Year Comparisons” and in the table below have been derived by applying pro forma adjustments to our historical statements of operations. The accompanying unaudited pro forma financial information is presented for the Predecessor and Successor periods, respectively. The unaudited pro forma results of operations data for the year ended December 31, 2008 give effect to the ICCI acquisition as if it had occurred on January 1, 2008. Because our acquisition of Predecessor occurred on September 30, 2008, actual year to year comparisons of our results of operations for 2008 compared to results of operations for Predecessor for 2007 and for Successor for 2009 are not available and we believe that comparisons of the interim periods in 2008 for Predecessor and Successor to full year results of operations for 2007 and 2009 would not provide meaningful additional information to investors since comparisons of these actual periods are primarily due to the difference in the amount of time in the respective periods, and/or a change in corporate structure.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma combined results of operating data is presented for supplemental informational purposes only. The unaudited pro forma combined results of operating data does not purport to represent what our results of operations would have been had the ICCI acquisition and related transactions actually occurred on the date indicated, and they do not purport to project our results of operations or financial condition for any future period. The unaudited pro forma combined results of operating data should be read in conjunction with other sections of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as “Selected Consolidated Financial and Other Data” and our audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

The following table sets forth our results of operations, as Successor, and the results of operations of Predecessor, for the periods presented. The following table also sets forth our unaudited pro forma results of operations for the fiscal year ended December 31, 2008 giving effect to the acquisition of Predecessor as if such transaction had occurred on January 1, 2008. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor		Successor		Successor	Successor
	Year ended December 31, 2007	Period from January 1 through September 29, 2008	July 31 (inception) through December 31, 2008	Combined pro-forma year ended December 31, 2008(1) (unaudited)	Year ended December 31, 2009	Six months ended June 30
						2009	2010
						(unaudited)
	(in thousands, except percentages)
Revenues
Services	$15,410	$14,563	$9,045	$23,608	$32,743	$14,256	$42,699
Product	—	—	—	—	6,294	2,627	6,960
Total	$15,410	$14,563	$9,045	$23,608	$39,037	$16,883	$49,659
Cost of Revenues(2)
Services	$10,263	$9,351	$4,825	$14,176	$23,475	$10,423	$31,134
As a percentage of services revenue	67%	64%	53%	60%	72%	73%	73%
Products	—	—	—	—	4,443	1,609	3,937
As a percentage of products revenue	—	—	—	—	71%	61%	57%
Total	$10,263	$9,351	$4,825	$14,176	$27,918	$12,032	$35,071
As a percentage of total revenue	67%	64%	53%	60%	72%	71%	71%
Gross Profit
Services	$5,147	$5,212	$4,220	$9,432	$9,268	$3,833	$11,565
As a percentage of services revenue	33%	36%	47%	40%	28%	27%	27%
Products	—	—	—	—	1,851	1,018	3,023
As a percentage of products revenue	—	—	—	—	29%	39%	43%
Total	$5,147	$5,212	$4,220	$9,432	$11,119	$4,851	$14,588
As a percentage of total revenue	33%	36%	47%	40%	28%	29%	29%
Operating Expenses
Selling, general and administrative expenses	$2,847	$4,104	$3,573	$7,677	$11,373	$3,739	$11,619
As a percentage of total revenue	18%	28%	40%	33%	29%	22%	23%
Intangible amortization expense	$—	$—	$612	$1,799 (1)	$2,055	$941	$2,761
As a percentage of total revenue	—	—	7%	8%	5%	6%	6%
Net Operating income (loss)	$2,300	$1,108	$35	$(44)	$(2,309)	$171	$208
As a percentage of total revenue	15%	8%	0%	0%	(6)%	1%	0%
Non-operating income (expense), net
Other income (expense)	$38	$(67)	$(2,080)	$(2,147)	$(900)	$(903)	$9,607
Interest income (expense)	—	—	—	—	118	55	(672)
Income (Loss) before income taxes	$2,338	$1,041	$(2,045)	$(2,191)	$(3,092)	$(677)	$9,143
As a percentage of total revenue	15%	7%	(23)%	(9)%	(8)%	(4)%	18%
Income tax (expense) benefit	$—	$—	$(21)	$876 (1)	$979	$(105)	$(3,803)
As a percentage of total revenue	0%	0%	0%	4%	3%	(1)%	(8)%
Net Income (Loss)	$2,338	$1,041	$(2,066)	$(1,315)	$(2,113)	$(782)	$5,340
As a percentage of total revenue	15%	7%	(23)%	(6)%	(5)%	(5)%	11%

(1)	Pro forma data includes adjustments for intangible amortization of ($1,187) for the first nine months of 2008 prior to the acquisition of Predecessor and a 40% effective tax accrual as Predecessor was an S corporation that recognized no corporate tax expense.
(2)	Cost of Revenues excludes intangible amortization expense as shown separately below.

Year-to-Year Comparisons

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 (Combined Pro Forma)

Revenue

Revenue increased $15.4 million for the year ended December 31, 2009 to $39.0 million from $23.6 million for the year ended December 31, 2008 (pro forma) due to the increased revenue from the businesses acquired in 2009 of approximately $5.0 million, the impact of full year earnings from S&H of approximately $3.0 million, and the addition of product-related revenue of approximately $6.3 million. The remaining increase in revenue is due to services expansion as we have expanded our reach within our customers to generate more revenue. We have been successful at increasing the number and scope of the individual positions filled under many of our contracts. These contracts typically run for several years and the revenue associated with these new positions should continue over the respective lives of the individual contracts.

Gross Profit

Gross profit increased to $11.1 million for the year ended December 31, 2009 from $9.4 million for the year ended December 31, 2008 (combined pro forma) but declined as a percentage of revenue (referred to as “gross margin”) for the year ended December 31, 2009 to 28% compared to 40% for the year ended December 31, 2008 (pro forma). The increase in gross profit is due to the increase in revenue from our acquisitions and the initiation of our product revenue. The decrease in gross margin is due to the revenue mix in 2009. The majority of the work with which Successor started involved high profitability positions. As the business has grown, we have brought on work with comparatively lower profit margins which has decreased overall gross margins. We expect that gross margins will remain consistent with the 2009 level; however, they could be impacted adversely if more of our work transitions away from direct performance to subcontractor performance.

Operating Expenses

Operating expenses increased to $13.4 million for the year ended December 31, 2009 from $9.5 million for the year ended December 31, 2008 (combined pro forma), but decreased as a percentage of revenue for the year ended December 31, 2009 to 34% compared to 41% for the year ended December 31, 2008 (combined pro forma). The total expense increased due to having a full year of operations of Successor in 2009, as compared with just five months for the Successor in 2008. Annualizing the 2008 Successor costs would have shown a decrease in total expenses in 2009. The primary reason for this is the amount of start-up costs incurred in 2008 including unbillable direct staff that were brought over from Northrop Grumman at inception and organizational costs incurred as office facilities were established. As a percentage of revenue, operating expenses declined in 2009 as a result of the growth in revenue. Our revenue growth, primarily through acquisitions, outpaced our operating expense growth in 2009. This is attributable to hiring much of the senior Company leadership in 2008, the conversion of unbillable direct staff to billable positions in 2009, and the economies of scale that have resulted from our acquisitions. We expect our operating expenses to increase in total dollars, but to decrease as a percentage of revenues during 2010.

A significant component of our operating expense is the amortization of intangibles related to our acquisitions. The expense incurred in 2009 was approximately $2.1 million and could increase in future periods if we complete larger acquisitions.

Non-Operating Income (Expense)

Other expense is primarily the non-cash warrant expense incurred as a result of fair value accounting for our warrants. Our initial investors received warrants in addition to the shares purchased upon their investment. These warrants contained certain clauses that qualified them for liability accounting treatment. These warrants were exchanged in December 2009 for new warrants that do not qualify for liability treatment. The expense recognized for the year ended December 31, 2009 and the year ended December 31, 2008 (combined pro forma) was $0.8 million and $2.1 million, respectively. We expect that other expense should remain consistent with 2009 levels for the balance of the current fiscal year.

Income Tax Benefit (Expense), Net

The tax benefit remained consistent between periods as a percentage of revenue, although the tax benefit in dollars increased for the year ended December 31, 2009 to $979,000 compared to $876,000 for the year ended December 31, 2008 (combined pro forma). Our tax position will be variable in the immediate future as the amortization related to our acquisitions, our tax credits for manufacturing and research and development, and our net operating loss carry-forwards will reduce our tax expense. Our expectation is that we will utilize our operating loss carry-forwards in 2010 and return to a more normalized tax rate in 2011.

Year Ended December 31, 2008 (Combined Pro Forma) Compared to Year Ended December 31, 2007 Predecessor

Revenue

Revenue increased by $8.2 million for the year ended December 31, 2008 (combined pro forma) to $23.6 million from $15.4 million for the year ended December 31, 2007 (Predecessor) as a result of the acquisition of S&H ($1.2 million), services provided by Successor ($3.6 million), and the growth in several large programs within Predecessor ($3.3 million). The Predecessor programs that created the growth in 2008 are long term contracts that began in late 2007 or early 2008 and are still part of our contract base today.

Gross Profit

Gross profit increased to $9.4 million for the year ended December 31, 2008 (combined pro forma) from $5.1 million for the year ended December 31, 2007 (Predecessor), and gross margin increased for the year ended December 31, 2008 (combined pro forma) to 40% compared to 33% for the year ended December 31, 2007 (Predecessor). Gross profit increased for the year ended December 31, 2008 (combined pro forma) as a result of increased revenues derived from Successor’s operations in 2008. Gross margin for the year ended December 31, 2008 (combined pro forma) increased as compared to gross margin for the year ended December 31, 2007 (Predecessor) due to increased margins on the work that came to Successor from Northrop Grumman during 2008.

Operating Expenses

Operating expenses increased to $9.5 million for the year ended December 31, 2008 (combined pro forma) from $2.8 million for the year ended December 31, 2007 (Predecessor) as a result of the addition of overhead and general and administrative costs from Successor, the initiation of intangible amortization for the acquisition of S&H and Predecessor, and increases in the bid and proposal and overhead personnel costs for Predecessor. We added an entire layer of executive management in addition to the existing management of the Predecessor after the Predecessor was acquired. This was to position us for future growth, acquisitions and to integrate those acquisitions. The executive management team that was added included a Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and Chief Operating Officer in addition to an increased support staff for human resources, accounting and security. The costs associated with these positions were significantly more than the costs in the Predecessor for similar tasks that had been performed by the prior owners.

Additionally, the Successor incurred legal and administrative costs associated with both the completed acquisitions and other acquisitions that were not completed in late 2008. These costs were not incurred by the Predecessor.

Non-Operating Income (Expense)

Other expense increased for the year ended December 31, 2008 (combined pro forma) as compared with the year ended December 31, 2007 (Predecessor) primarily as a result of the $2.1 million of warrant-related expense incurred by Successor in 2008.

Income Tax Benefit (Expense), Net

The 2008 combined pro forma tax benefit of $0.9 million was a result of applying a corporate tax rate of 40% to pro forma combined income before taxes for the year ended December 31, 2008. Predecessor results of operations for the year ended December 31, 2007 do not include a provision for tax expense, as Predecessor was an “S” corporation whereby the owners were taxed individually.

Quarter-to-Quarter Comparisons

Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

Revenue

Revenue for the three months ended June 30, 2010 increased by $19.5 million due to internal growth and acquisitions. Internal growth was driven by expanding the services we provide to existing clients, winning of new assignments and the growth in our products group. Acquisitions accounted for approximately $14.0 million of the growth between the two quarters.

Gross Profit

Gross profit increased on both a dollar basis and on a percentage basis between the quarters ended June 30, 2010 and June 30, 2009. The mix in gross margin between products and services changed between the periods with services decreasing slightly and products increasing significantly due to sales of higher margin products in 2010.

Operating Expenses

Operating expenses increased by $4.8 million in the quarter ended June 30, 2010 as compared with the quarter ended June 30, 2009 due to several factors. These factors include the expansion of our corporate staff in anticipation of being a public company, increased operating costs as our employee count has grown by approximately 300 employees during this period, and the expansion of indirect support costs in the back office support areas of accounting, office support and human resources to support the increased direct staffing. Additionally, we have expanded our office space footprint to accommodate our increased staffing during that same time span.

As a percentage of sales, the operating expenses have increased slightly between the periods primarily due to the acquisition and initial public offering costs we incurred in 2010.

Non-Operating Income (Expense)

Non-operating expense changed from $498,000 of expense in the quarter ended June 30, 2009 to income of $8.9 million in the quarter ended June, 2010 due to four specific transactions. In the 2009 quarter, the Company recognized approximately $497,000 of expense related to warrant accounting under the liability method. These warrants were modified in December 2009 and are now accounted for under the equity method. In 2010, the Company recognized a gain of $200,000 related to the LEDS acquisition. Per the terms of that agreement, if certain identified employees left prior to October 2010, the purchase price would be reduced by $200,000. As one employee left during that time, a gain for the refund of the purchase price was recognized. Additionally, the Company recognized approximately $512,000 of interest expense related to the acquisitions completed in 2010. The Company also recognized $9.25 million of income from a decrease in the estimated earn-out associated with the TAG acquisition in 2010, based on the revenue anticipated from TAG.

Income Tax Benefit (Expense), Net

The income tax provision increased in the quarter ended June 30, 2010 as compared with the quarter ended June 30, 2009 due to higher income primarily from the TAG earn-out adjustment.

Six Month Period Comparisons

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenue

Revenue for the six months ended June 30, 2010 increased by $32.8 million due to internal growth and acquisitions. Internal growth was driven by expanding the services we provide to existing clients, winning new assignments and growth in our products group. The TAG and IIT acquisitions accounted for approximately $21.0 million of the revenue growth between the two periods.

Gross Profit

Gross profit increased on a dollar basis but remained consistent on a percentage basis between the six-month periods ended June 30, 2010 and June 30, 2009. The mix in gross margin between products and services changed between the periods with products increasing 10% to 47%. The services margin decreased by 0.9% to 25.8% with the addition of TAG, as TAG utilizes more subcontractors, which reduces margins, while products improved due to the sale of more sophisticated technical products and cost efficiency in producing older products.

Operating Expenses

Operating expenses increased by $7.9 million in the six month period ended June 30, 2010 as compared with the six month period ended June 30, 2009 due to several factors. The factors include the expansion of our corporate staff in anticipation of being a public company, increased operating costs as our employee count has grown by approximately 300 employees during this period, incurring approximately $670,000 of acquisition costs and preparatory and audit costs in anticipation of our initial public offering in the first six months of 2010 with no comparable costs in the same period of 2009, and the expansion of indirect support costs in the back office support areas of accounting, office support and human resources to support the increased direct staffing. Additionally, we have expanded our office space to accommodate our increased staffing during that same time span.

As a percentage of sales, the operating expenses increased slightly between the periods due to the acquisition and initial public offering costs we incurred in 2010.

Non-Operating Income (Expense)

Non-operating expense changed from $848,000 of expense in the six month period ended June 30, 2009 to income of $8.9 million in the six month period ended June 30, 2010 due to three specific transactions. In the 2009 period, we recognized approximately $854,000 of expense related to warrant accounting under the liability method. These warrants were modified in December 2009 and are now accounted for under the equity method. In 2010, we recognized a gain of $400,000 related to the LEDS acquisition. Pursuant to the terms of that agreement, if certain identified employees left prior to October 2010, the purchase price would be reduced by $200,000. As two employees left during that time, a gain for the refund of the purchase price was recognized. We recognized $9.25 million of income from a downward adjustment to the accrued earn-out for the TAG acquisition, based on revised revenue estimates. Additionally, we recognized approximately $672,000 of interest expense related to the acquisitions completed in 2010.

Income Tax Benefit (Expense), Net

The income tax provision increased in the six month period ended June 30, 2010 as compared with the six month period ended June 30, 2009 due to higher income.

Quarterly Results of Operations

The following table sets forth our historical unaudited quarterly consolidated statements of income for each of the last ten fiscal quarters of the period ended June 30, 2010. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarters ended June 30, 2008 and March 31, 2008 contain only the operations of Predecessor. The quarter ended September 30, 2008 contains the results of Predecessor and Successor. These data should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	2008					2009				2010
	Predecessor			Successor		Successor
	Three Months Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Three Months Ended March 31	Three Months Ended June 30
(in thousands)
Revenue	$4,455	$4,935	$5,173	$1,549	$7,496	$8,430	$8,453	$10,058	$12,096	$21,743	$27,916
Cost of revenues(7)	2,921	3,065	3,365	613	4,212	5,881	6,152	7,669	8,216	15,241	19,830
Gross Profit (Gross Margin)	1,534	1,870	1,808	936	3,284	2,549	2,301	2,389	3,880	6,502	8,086
Operating Expenses	800	913	2,391	1,152	3,033	2,439	2,240	4,827	3,922	5,946	8,434
Net Operating Income (Loss)	734	957	(583)	(216)	251	110	61	(2,438)	(42)	556	(348)
Non-Operating Expenses (Income), Net	(7)	(6)	80	(36)	2,116	332	516	(76)	11	(33)	(8,901)
Income Before Taxes	741	963	(663)	(180)	(1,865)	(222)	(455)	(2,362)	(53)	589	8,553
Tax Expense(1)	—	—	—	—	21	88	18	(652)	(432)	156	3,646
Net Income (Loss)	$741	$963	$(663)	$(180)	$(1,886)	$(310)	$(473)	$(1,710)	$379	$433	$4,907
Adjustments to Net Income (Loss)
Depreciation	—	—	9	—	24	55	68	92	95	135	188
Amortization	—	—	—	14	598	470	470	520	595	855	1,906
Warrant Accounting(4)	—	—	—	—	2,103	361	494	(31)	(134)	—	—
One-time Executive Bonus(2)	—	—	—	—	—	—	—	2,100	357	—	—
One-time Non-recurring Items(6)	—	—	—	—	—	—	—	—	—	458	(9,240)
ICCI Profit Share Bonus(3)	—	—	1,674	—	—	—	—	—	—	—	—
Interest Expense (Income), Net	(7)	(6)	(8)	(36)	(36)	(18)	(37)	(45)	(17)	168	504
Income Tax Expense(1) (Benefit)	—	—	—	—	21	88	18	(652)	(433)	156	3,646
Adjusted EBITDA(5)	$734	$957	$1,012	$(202)	$824	$646	$540	$274	$842	$2,205	$1,911

(1)	There was no tax expense for Predecessor as it was an S Corporation whereby taxes were paid by the owners.
(2)	One-time executive bonus relates to compensation expense recognized by us to increase the ownership of two executive officers.
(3)	The ICCI profit share bonus relates to amounts paid to ICCI employees as a share of the proceeds from the sale of ICCI.
(4)	We issued warrants that qualified for liability accounting treatment during 2008 and 2009. These warrants were exchanged for warrants accounted for under the equity method in December 2009.
(5)	See the detailed discussion on Non-US GAAP adjusted EBITDA in “Summary Consolidated Financial Data”.
(6)	Includes purchase price refund from LEDS, one-time legal and audit costs in preparation for this public offering and purchase accounting adjustments from a reduction in TAG earn-out.
(7)	Cost of revenues excludes intangible amortization expense as shown separately below.

Liquidity and Capital Resources

General

Our business relies on cash flow from operations as our primary source of liquidity. Since inception, in addition to cash flow from operations, we have funded our operations and acquisitions through private sales of equity and through the issuance of debt. We have access to additional liquidity, if needed, through borrowings under our existing revolving credit facility. Our primary cash needs are for payroll and materials related to our product manufacturing. The most significant components of our working capital are cash and cash equivalents, accounts receivable, inventory, accounts payable and other current liabilities. We believe that cash generated from operations and the availability of borrowings under our credit facility or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next twelve months.

Cash Flow Analysis

A summary of operating, investing, and financing activities is shown in the following table:

	Predecessor		Successor
	Year ended December 31, 2007	Period from January 1 through September 29, 2008	Period from July 31 (inception) through December 31, 2008	Year ended December 31, 2009	Six months ended June 30
					2009	2010
					(unaudited)
	(in thousands)
Cash provided by (used in) operating activities	$1,724	$2,758	$275	$(7,471)	$(802)	$(2,553)
Cash used in investing activities	$(8)	$(7)	$(15,476)	$(19,993)	$(820)	$(28,692)
Cash (used in) provided by financing activities	$(1,708)	$(3,321)	$20,598	$29,400	$28,269	$26,250
Net increase (decrease) in cash and cash equivalents	$8	$(570)	$5,397	$1,936	$(26,647)	$(4,995)

Operating Activities

For the year ended December 31, 2009, our operations consumed approximately $7.5 million of cash, primarily due to increases in receivables and inventory as our business has grown. Specifically, receivables consumed $5.2 million and inventory consumed $3.1 million. We anticipate that receivables will continue to grow in line with revenue. The majority of our receivables are on U.S. Government work that is typically paid within 45 days of invoicing with many invoices paid sooner.

For the period from July 31, 2008 (inception) to December 31, 2008, operating activities provided $0.3 million of cash primarily from net income after adjusting for non-cash expenses. The working capital components of cash flow netted out as increases in receivables and inventory were offset by increases in accrued liabilities.

For the Predecessor period from January 1, 2008 to September 29, 2008, cash provided by operations was $2.8 million, primarily driven by net income and increases in accrued salaries and bonuses.

For the Predecessor year ended December 31, 2007, cash from operations was $1.7 million with net income being responsible for $2.4 million less increased receivables of $0.9 million.

Cash used in operations was approximately $2.6 million for the six months ended June 30, 2010. Receivables and inventory growth used approximately $9.7 million of cash due to growth in revenue and expansion of our products with increased accrued expenses, primarily due to subcontractors of TAG providing additional cash of approximately $3.0 million. Amortization expense totaled approximately $3.1 million during the quarter.

Investing Activities

For the year ended December 31, 2009, and the period from July 31, 2008 (inception) to December 31, 2008, the primary driver for the use of investing funds was the acquisition of target companies. We spent approximately $18.9 million in 2009 and $14.8 million in the stub period 2008 on acquisitions. The remaining investing cash flows were for capital expenditures. See our consolidated financial statements for more detail on the specific acquisitions and their impact on cash flow.

For the Predecessor period from January 1, 2008 to September 29, 2008, and the year ended December 31, 2007, cash used in investing activities was exclusively for the purchase of capital equipment.

Cash flows used in investing were predominantly the $27.6 million of cash used to acquire TAG and IIT during the first six months of 2010 with the build-out of the Surface Mount Technology (SMT) laboratory during the same timeframe.

Financing Activities

For the year ended December 31, 2009, and the period from July 31, 2008 (inception) to December 31, 2008, cash provided by financing resulted from the issuance of common shares, net of fees, by Successor. The Company has had three major equity raises since its inception, one in 2008 and two in 2009. The terms of the three equity issuances were similar with the exception of the per share price. Each raise permitted a stockholder to purchase one share of our common stock and to receive a warrant to purchase ½ a share of our common stock at the per share price. The warrants have a seven year life. The per share price for the initial equity issuance in August 2008 was $4.00 under which 5,897,250 shares were issued generating net proceeds of approximately $23.5 million. The price for the two equity raises in 2009 was $5.50 under which 5,345,818 shares were issued generating net proceeds of approximately $29.4 million.

For the Predecessor periods ended September 29, 2008, and December 31, 2007, cash used by financing activities was cash distributions made to the investors of Predecessor.

Cash flows provided by financing activity was exclusively the warrants exercised and the funds borrowed to finance the TAG and IIT acquisitions during the first quarter of 2010. A large investor exercised 1,022,728 options for approximately $4.5 million. We borrowed approximately $15.1 million from Bank of America, N.A. to fund the TAG acquisition, of which $1.0 million was repaid during the quarter. We also borrowed $8.0 million from certain stockholders to fund the IIT acquisition.

Credit Facilities and Other Debt Obligations

We entered into four separate financing arrangements during 2010 to fund two acquisitions, one of which has been paid off. We have an asset backed revolving credit facility from Bank of America, N.A. to fund working capital needs. The interest rate on the credit facility is LIBOR plus a margin that is dependent on our debt/EBITDA ratio but is capped at 2.5%. The credit facility agreement contains certain debt covenants with respect to the ratio of adjusted EBITDA to both total debt and senior debt fixed charge coverage. The adjusted EBITDA ratio required to be maintained under the debt agreement requires us to adjust net income for certain non-cash transactions including depreciation, amortization, stock option expense, warrant and acquisition accounting, as well as interest expense and certain identified adjustments from the fourth quarter of 2009. At June 30, 2010, we are in compliance with the covenants of total funded debt to adjusted EBITDA of 4.0, senior funded debt to adjusted EBITDA of 2.75, and a fixed charge coverage ratio minimum of 1.25. As of June 30, 2010, we are in compliance with all debt covenants. The debt agreement also contains an asset coverage ratio of 1.0 that is effective December 31, 2010. As of June 30, 2010, we had outstanding $9.5 million in borrowings under the asset backed revolving credit facility, out of a maximum borrowing availability of $17.5 million without accessing the accordion feature of the line of credit. The accounts receivable balance that determines the borrowing availability under the line of credit is in excess of $17.5 million at June 30, 2010.

We also have, as of June 30, 2010, $8.25 million of subordinated debt incurred in connection with the IIT acquisition that bears interest of 8% per year and is payable upon the earlier of the consummation of this offering or March 2012.

We have two seller financed term notes as a result of the TAG acquisition. The first is a $3.4 million note that bears interest at 3% per year. The second is an approximately $7.6 million note, subject to a closing balance sheet audit and related potential working capital purchase adjustments, that bears interest at 8% per year. Both notes are payable at the earlier of the consummation of this offering or February 28, 2011. These notes are unsecured.

Using proceeds from this offering, we expect to pay down the asset backed credit facility to $0, and repay the unsubordinated unsecured debt we incurred to finance the acquisitions of TAG and IIT. See “Use of Proceeds.”

Contractual Obligations and Commitments

The following summarizes our contractual obligations at December 31, 2009:

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Facilities/Office space	$3,990	$757	$1,471	$1,044	$718
Office equipment	16	8	8	—	—
Total Operating Leases	$4,006	$765	$1,479	$1,044	$718

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Fluctuation Risk

We are subject to interest rate risk with our Bank of America, N.A. debt. That debt has a floating interest rate that can be locked in for period of one, three or six months. The rate is based on LIBOR. We have traditionally kept cash and cash equivalents in interest bearing accounts. A change in interest rates of 10% would not have a material impact on us at this time as we have elected to lock in the interest rate on our asset-backed revolver at a combination of one month and daily interest rates to facilitate cash repayment options. The term loan is currently locked in for a three month interest rate. A 10% increase in interest rates could increase interest expense by approximately $1 million on an annual basis on the revolver. The impact on the term note is significantly less due to its repayment schedule.

Inflation Risk

Our monetary assets, consisting of cash and cash equivalents are not affected significantly by inflation because they are short-term. We believe the impact of inflation on the replacement costs of our capital and equipment and leasehold improvements will not materially affect our operations. The rate of inflation, however, affects our cost of revenue and expenses, such as those for employee compensation, which may not be readily recoverable in the price of our products and services.

Recent Accounting Pronouncements

In September, 2009, the FASB issued Accounting Standards Update ASU 2009-14, Certain Revenue Arrangements That Include Software Elements — a consensus of the FASB Emerging Issues Task Force, to amend the existing revenue recognition guidance. ASU 2009-14 amends the scope of ASC 985, Software, 605, “Revenue Recognition” (formerly AICPA Statement of Position 97-2, Software Revenue Recognition), to exclude certain tangible products and related deliverables that contain embedded software from the scope of this guidance. Instead, the excluded products and related deliverables must be evaluated for separation, measurement, and allocation under the guidance of ASC 605-25, as amended by ASU 2009-13. The amended guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. An entity may elect retrospective application to all revenue arrangements for all periods presented using the guidance in ASC 250, Accounting Changes and Error Corrections. Entities must adopt the amendments resulting from both of these ASUs in the same period using the same transition method, where applicable. Management is reviewing ASU 2009-14 for applicability to the Company’s revenue recognition policies.

In October 2009, the FASB revised the accounting guidance for revenue arrangements with multiple deliverables. The revision: (1) removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, (2) provides a hierarchy that entities must use to estimate the selling price, (3) eliminates the use of the residual method for allocation, and (4) expands the ongoing disclosure requirements. This guidance is effective for us beginning January 1, 2011, and can be applied prospectively or retrospectively. We are currently assessing the impact of the revised accounting guidance.

BUSINESS

Overview

We provide mission-critical cybersecurity and cyber superiority solutions to defense, intelligence and national security agencies. Our solutions, services and products address the needs of our customers throughout cyberspace, which encompasses the full spectrum of the global electromagnetic environment in which intelligence data may exist or transit. We support each step of the Intelligence Process — collection, processing, analysis and use — relating to intelligence data and information in cyberspace.

Our current customers include the National Security Agency (NSA), other intelligence agencies, the Department of Defense (DoD), including major agencies and branches within the DoD, and other federal defense and law enforcement agencies. We believe our innovative solutions, understanding of intelligence and national security missions, management’s long-standing and successful customer relationships and significant management and operational capabilities position us to continue our growth. We are highly focused on assisting our customers in achieving their mission of superiority in cyberspace (cyber superiority), both defensively and offensively, within the entire domain of cyberspace, and doing so in time to observe, respond, and, where possible, prevent threat events, actions and agents from inflicting harm.

Our primary areas of expertise include:

•	providing engineering services and solutions that help our customers to solve discreet and complex cybersecurity, cyber superiority, and intelligence challenges;
•	providing specialized training, field support, and test and evaluation services;
•	collecting data and information in cyberspace, encompassing the entire electromagnetic spectrum, thereby supporting the collection aspect of the Intelligence Process;
•	processing data and information from cyberspace to make it accessible for a wide range of analytical needs, supporting the processing step of the Intelligence Process;
•	analyzing data and information that has been collected, processed, correlated, and made easily accessible to transform them into usable information for our customers, supporting the analysis step of the Intelligence Process; and
•	impacting, or creating integrated intelligence data and information that is useful in observing, preventing, and responding to known and emerging threat events, actions and agents on a global scale, often in real time, supporting the use or impact step in the Intelligence Process.

For 2008 and 2009, we generated revenue of $9 million and $39 million, respectively, on an actual basis. Our 2009 pro forma revenue was approximately $116 million. Our 2009 pro forma revenue is derived from over 75 contracts (including a combination of prime and subcontracts), the ten largest contracts of which account for approximately 40% of our 2009 pro forma revenue. No single contract accounts for greater than 10% of our 2009 pro forma revenue (on an actual basis for 2009, 3 of our contracts accounted for over 10% or our revenue). The majority of our contracts provide for a total contract period of five years, with an initial contract period of one year and the balance in one-year option periods. Historically, option renewal rates have been in excess of 95%.

We began operations on August 4, 2008 with the former leadership team of Essex Corporation, which was acquired by Northrop Grumman Corporation in January 2007. In connection with our founding, under an agreement between us and Northrop Grumman Corporation, we acquired a core set of capabilities (including the hiring of over 60 employees) and fixed assets from Northrop Grumman Corporation. Since our founding, we have grown rapidly and assembled, through a series of highly selective strategic acquisitions, a single distinct platform that provides the high quality and complementary cybersecurity, cyber superiority and intelligence capabilities, solutions and products our customers require.

In 2008, we acquired ICCI and S&H. Both companies are known for their innovations and capabilities in support of the Intelligence Community. The acquisition of ICCI brought us approximately 80 employees working on key NSA programs. ICCI provided a highly regarded software engineering team that has been involved on a wide range of programs and contracts over many years. S&H provided strong program management and systems engineering capabilities on a large mission-critical program.

In 2009, we acquired certain assets of Embedded Systems, LEDS, and the Systems Engineering and Technical Assistance unit of General Dynamics Advanced Information Systems, Inc., which unit supports a large intelligence agency. Both Embedded Systems and LEDS have provided high performance solutions to the Intelligence Community. The addition of Embedded Systems added a hardware systems engineering capability, while LEDS expanded our hardware engineering capabilities, as well as the depth of activity on a large program with our largest customer, the NSA.

In February 2010, we acquired The Analysis Group, LLC or TAG, and in March 2010 we acquired Insight Information Technology, LLC, or IIT. TAG expanded our customer base to include Air Force Intelligence with TAG’s long-term customer relationship and contracts with this customer, particularly in the area of complex program management requirements. TAG has been named to Inc. Magazine’s listing of the nation’s 500 fastest-growing companies for each of the past three years. IIT further expanded our program management and systems engineering capabilities, and expanded our activity on a large program with the NSA.

Our Market Opportunity

In July 2008, the Director of National Intelligence (DNI) issued Vision 2015, which describes the U.S. Government’s strategy for transforming the Intelligence Community and its processes to “cyber age operations.” The report describes the need for transforming the United States’ traditional intelligence model that has been in use for decades, to a new model of an integrated Intelligence Community that can operate effectively in a global threat environment that operates in cyberspace.

The traditional U.S. model of intelligence was built on a framework of agencies, information centers and responsibilities that were intentionally kept isolated and converged only at the highest levels. Under the traditional model, intelligence products, such as reports, analyses and assessments, emerged over time. Individual intelligence organizations operated at a distance from each other, in part because the technology of collecting and analyzing intelligence data overlapped very little, and in part because the threat was a well-understood and visible threat that evolved slowly. The DNI, in the Information Sharing Strategy issued in February 2008, describes the mandate for change and the need for an Integrated Intelligence Enterprise, which refers to a “dynamic environment in which all participants exchange information expeditiously and precisely”.

As the Intelligence Community transforms itself to this new model of operations in cyberspace, the DNI has reaffirmed, as recently as 2009 in the National Intelligence Consumer’s Guide, the value and importance of the Intelligence Process, which includes the elements of collection, analysis, processing and dissemination or use. This document defines each of these elements for cyber age operations, as follows:

•	Collection is how the Intelligence Community gathers the raw data used to produce finished intelligence products. Collection can be from “open sources, such as newspapers, or from clandestine sources, such as other people or technical means”.
•	Processing is how the Intelligence Community converts the information that is collected into “usable format, such as by language translation or decryption”.
•	Analysis is how the Intelligence Community turns processed information into finished intelligence. This may include drafting reports, evaluating the reliability of different sources of information, resolving data conflicts, and other analytical services. Intelligence reports “typically integrate multiple sources of intelligence and the experience and knowledge of many different members” of the Intelligence Community.
•	Dissemination, Use or Impact is accomplished by the consumers of intelligence reports, including the President, the Congress, and the national security and defense organizations. Consumers evaluate the intelligence from their own perspective, provide feedback to the Intelligence Community on its usefulness and accuracy, and apply this intelligence to make decisions and create strategic advantage.

Two fundamental changes have occurred that have mandated a re-thinking of this traditional model: (1) the emergence of cyberspace as a common environment and channel for data and information; and (2) the emergence of terrorism as the primary threat to both global and U.S. national security. Cyberspace is now the common domain in which the vast majority of data and information exist, transit, or are accessible. Today, intelligence data and information of all types, including signals, images and data streams, exist or move through cyberspace, regardless of how they were collected or what organization is responsible for analyzing them. Vast amounts of raw intelligence data are now accessible to be captured and analyzed. Just as cyberspace has become an enabler for business globally, it has enabled terrorist organizations with minimal economic and technological resources to operate and threaten nation states globally. However, because cyberspace is actively used by terrorist organizations, cyberspace is also a rich domain for collecting valuable intelligence data and information on terrorist activities and other threats.

In addition, cyberspace is a domain from which a substantial portion of the industrialized world’s critical infrastructure, including financial infrastructure, communications, utilities, shipping and manufacturing, is readily accessible. As a result of this accessibility, attacks on critical national infrastructure can be launched globally through cyberspace. According to a report, “In the Crossfire: Critical Infrastructure in the Age of Cyber-war” produced by the Center for Strategic and International Studies and commissioned by McAfee Corporation (January 2010), the United States’ critical infrastructure is under active attack through cyberspace on a daily basis.

According to the Vision 2015 report, achieving cybersecurity and cyber superiority is the mission of the U.S. Intelligence Community, and entails the mastery of cyberspace both defensively and offensively. It commonly requires the most advanced and innovative application of technology to the Intelligence Process, in order to best observe and impact the global environment of data and information. The Vision 2015 report describes the U.S. Intelligence Community’s priorities to (1) protect the United States’ networks, data, information, and infrastructure from intrusion, damage, and exploitation, (2) exploit the data and information in cyberspace to develop an intelligence “peripheral vision” that allows the Intelligence Community to observe and connect threats that are distant both geographically and in time in order to prevent hostile actions from being successful, and (3) to use cyberspace as a domain for accessing intelligence data and information, and when necessary attacking threats through cyberspace to disrupt and impact enemy capabilities.

For national security reasons, there is limited detailed information published on intelligence spending or the amount of intelligence spending dedicated for cybersecurity and cyber superiority purposes. The Office of the Director of National Intelligence disclosed that the 2009 National Intelligence Program budget was $49.8 billion, and was approximately $48 billion in 2008. For fiscal year 2010, the defense budget is approximately $664 billion, including a base defense budget of $533.7 billion (an increase of $20.4 billion from fiscal year 2009) and an additional $130 billion for overseas contingency operations, primarily in Iraq and Afghanistan. The budget for U.S. Air Force Intelligence is not separately reported within the overall Air Force budget, which was $160.5 billion for fiscal year 2010. According to the White House Office of Management and Budget, the fiscal year 2009 budget for information technology, or IT, security spending was approximately $7.3 billion, which represents a 9.8% increase over fiscal year 2008 IT security spending. According to INPUT, an independent federal government market research firm, the federal cybersecurity market will achieve an 8.3% annual growth rate through 2014.

While the budgetary pressure on traditional weapons systems, facilities, and large-scale weapons programs is expected to become increasingly severe in future budget cycles, the budget and funding for cybersecurity and cyber superiority solutions in the Intelligence Community is expected to continue to grow in order to keep pace with the global threat. A recent report, “U.S. Federal Cybersecurity Market Forecast 2010 – 2015” published by Market Research Media in March 2010, cites several factors that are driving short- to long-term federal cybersecurity investment and steady growth in this market, including the following:

•	ever-increasing number and severity of cyber attacks;
•	dramatic expansion in computer interconnectivity and the exponential increase in the data flows and computing power of the government;

•	perception of the U.S. adversaries that the United States is dependent on information technology and that this dependency constitutes an exploitable weakness; and
•	developments in the existing cybersecurity approaches and technologies and emergence of new technologies and approaches.

We believe the market for cybersecurity and cyber superiority solutions is a durable market and that, based on the stated priorities of the U.S. Intelligence Community and past and expected levels of spending by the U.S. Government on intelligence activities, this market will continue to be well-funded by the U.S. Government and continue to provide us with significant opportunities to continue to grow our business. In our experience, the global threat to U.S. national security is a long-term challenge that will continue to evolve quickly as technology advances and as those intending to threaten U.S. interests respond and adapt to measures intended to contain them. We believe that this evolving threat environment will continue to require innovative and adaptive solutions that can be implemented in increasingly compressed time frames and that our products, services and solutions, and our experience and agility in serving our customers’ needs, provide us with significant and sustained opportunities to meet the cybersecurity and cyber superiority needs of the Intelligence Community and to be a leader in this well-funded and critical market.

Capabilities and Customer Solutions

Services

The majority of our revenue is derived from services that we provide our U.S. Government customers in delivering cybersecurity and cyber superiority solutions. Our services include a full range of technical and program management capabilities needed to conceptualize, build, integrate, and support intelligence systems and capabilities. Virtually all of our work requires high-level security clearances, and the descriptions and details of this work are classified. As a result, this work can only be described at a high level, and examples of the systems and solutions we create can only be generally described. Approximately 84% of our revenue in 2009, on an actual basis, was derived from our services work.

Our services work includes developing strategic and systems architectures for solutions; finding, developing, and integrating hardware and software components to build these solutions, and testing these solutions to confirm that they meet our customers’ requirements. As a result, our engineers are involved in writing software programs in a wide variety of programming languages, developing specialized hardware components, and integrating a variety of custom-developed as well as commercial-off-the-shelf components into solution platforms that support one or more elements of the Intelligence Process. Our services work includes the following activities and capabilities:

•	Strategic Program and Management Support. We help customers formulate plans to improve performance, cost effectiveness, and quality of service. We assess current operations, develop targeted strategies and plans for improvement, define key priorities and accountabilities, and design enterprise architectures that capitalize on customer investments in existing systems and assist them in transitioning to new technology platforms and capabilities.
•	Systems Design, Development and Integration. We provide project management, systems design, network and systems integration, data analysis and integration, security engineering, software development, hardware development and engineering, database design and development, and independent test and evaluation services to our clients. We analyze system concepts and assess data and information needs, define requirements, develop operational prototypes, and integrate complex mission-critical systems and solutions that comply with our customer’s enterprise architectures and needs. Based on customer requirements, we may design custom-built systems; integrate and implement commercial-off-the-shelf solutions, or combine both approaches using agile development methodologies and other industry best practices.
•	Cybersecurity and Cyber Superiority. We offer a proactive, multi-disciplined approach to cybersecurity and cyber superiority based on expertise in defending, exploiting, and using cyberspace to accomplish the intelligence mission and protect our national interests. Our suite of solutions includes security architecture, secure systems integration, cybersecurity operations, information operations, compliance, privacy, training services, data mining, and intelligence processing and analysis.
•	Intelligence Operations and Analysis Support. We support strategic and tactical intelligence systems, networks and facilities in support of the Intelligence Community and Department of Defense. To support classified systems and facilities designed to collect, analyze, process and use the products of various intelligence sources, we develop and integrate collection and analysis systems and techniques. Some of our intelligence-related services also include the design, rapid development and prototyping, integration and management of real-time signal processing systems. We also provide support to the development and application of analytical techniques to counterintelligence operations and activities.

Products

Approximately 16% of our revenue in 2009 was derived from hardware products that we develop and sell. Our hardware products are typically low-volume products, typically ordered in volumes of less than 1,000 units that meet specific customer needs to create intelligence insight and advantage by capturing signals that help identify, locate, and monitor activity that is of interest to our intelligence agency customers. Our products are in active use in hostile environments, and are constantly undergoing modifications based on customer feedback to make them more effective. Our hardware products are sold at fixed prices (volume discounts are available for significant orders), along with a one year warranty. Our hardware engineers work closely with our customers, receiving regular feedback and requests for changes to future products. Our products undergo a continuing process of design and feature enhancement, with upgrades frequently occurring every 90 – 120 days. We build our products to inventory, based on expected customer demand, which allows us to ship our products quickly in response to orders. Our products are typically held in inventory for 60 – 120 days. We offer a one year limited warranty on all of our products covering workmanship and performance to specification. We have experienced no warranty returns on any of our products since we began operations in 2008. We believe that our warranty expenses will be insignificant over the life of the products.

Our agility is an important characteristic of our customer solutions and products. This is because our customer solutions and products frequently must be developed, integrated and tested rapidly and modified as the requirements evolve at a fast pace. Solutions and products that are not agile, i.e. that are static or slow to change, do not meet the needs of our customers as they respond to a rapidly changing threat environment. We believe the cyber age operating requirements of the Intelligence Community make the traditional model of engineering and integration, which can take years to go from concept to initial deployment, outmoded. We have worked closely with our customers to replace the traditional engineering model with a model based on agile development methodologies. In this model, significant progress and milestones are expected every 90 days. This requires high levels of skill in both engineering and in program management. The Company spends relatively modest amounts on research and development activities. The total spent during 2009 and 2008 was $585,000 and $155,000, respectively. There were no research and development expenses incurred by our Predecessor.

U.S. Federal Government Contracts

We derive substantially all of our revenue from U.S. Government customers. In fiscal years 2009 and 2008, we generated approximately 100% and 99%, respectively, of our total revenue from contracts with the U.S. Government, which has a highly structured and regulated competitive procurement process. Our intelligence and defense customers typically exercise independent contracting authority and do not use General Services Administration or other government-wide acquisition contracts to obtain our services or products. In 2009, approximately 70% of our contracts were with the Intelligence Community and 30% were with various elements of the DoD.

Subcontracts accounted for approximately 79% of our revenue in 2009, with 21% through prime contracts, on an actual basis, and 37% through subcontracts and 63% through prime contracts, on a pro forma basis. Our prime contracts have been awarded as both sole-source and competitive awards; our subcontracts have been awarded competitively from prime contractors.

Sole-source award contracts

Under a sole-source award contract, the purchase of goods or services is made from a single source without competitive bidding. It is awarded usually, but not always, by a federal government agency after soliciting and negotiating with only one firm. These contracts can be negotiated much more quickly than a typical competitive contract provided that there is adequate demonstration of both need and the likelihood that any attempt to obtain bids would only result in one person or company being able to meet the need. Urgency is often the rationale for sole-source contracts. Sole-source contracts may be awarded on the basis of a variety of different compensation models, including firm-fixed price, time-and-materials, cost-plus-fixed-fee, or level-of-effort contracts based on negotiations, risk, and cost uncertainty.

Single award contracts

Under single award contracts with defined statements of work, a federal government agency solicits, qualifies, and then requests proposals from interested contractors. The agency then evaluates the bids and typically awards the contract to a single contractor for a specified service or product.

Multiple award contracts

Under indefinite delivery/indefinite quantity, or ID/IQ, contracts, a federal government agency can form preferred provider relationships with one or more contractors. This category includes agency-specific ID/IQ contracts; blanket purchase agreements, or BPAs; government-wide acquisition contracts, or GWACs; and General Services Administration, or GSA, schedule contracts. These umbrella contracts, often referred to as vehicles, outline the basic terms and conditions under which federal government agencies may order services. ID/IQ contracts are typically managed by one sponsoring agency, and may be either for the use of a specific agency or available for use by any other agency of the federal government. ID/IQ contracts available for use by any agency of the federal government are commonly referred to as GWACs.

Contractors within the industry compete to be pre-selected to perform work under an ID/IQ contract. An ordering agency then issues delivery orders, commonly known as task orders, for services to be performed under the contract. If the ID/IQ contract has a single prime contractor, only that contractor may be awarded delivery orders. If the contract has multiple prime contractors, the award of each delivery order typically will be competitively determined among the pre-selected contractors.

GSA schedules are listings of services and products, along with their respective prices, offered by federal government contractors. The schedules are negotiated and maintained by the GSA for use by any federal agency or other authorized entity, including state and local governments. When an agency selects services or products under a GSA schedule contract, the competitive process is limited to qualified GSA schedule contractors.

Due to the lower contract procurement costs, reduced procurement time, and increased flexibility associated with multiple award contracts, these vehicles have been utilized frequently in the last decade. Agency-specific ID/IQs have become increasingly prevalent, particularly in the DoD. Access to the relevant vehicles is critical for contractors intending to do business with a specific agency.

Contract types

We generate revenue under various types of contracts, which include time-and-materials (T&M), fixed-price-level-of-effort, firm-fixed-price (FFP) and cost reimbursement contracts. For the year ended December 31, 2009 we derived revenue from such contracts on an actual basis, and on a pro forma basis, as follows:

	Year ended December 31, 2009
	Actual		Pro forma
Contract Type	($ millions)	(%)	($ millions)	(%)
Time & Materials	$20.6	53%	$80.5	69%
Fixed-Price-Level-of-Effort	$11.2	28%	$19.6	17%
Firm-Fixed-Price	$5.7	15%	$11.0	10%
Cost Reimbursement	$1.5	4%	$5.1	4%

Time-and-materials contracts.  Under a T&M contract, we are paid a fixed hourly rate for each direct labor hour expended and we are reimbursed for allowable material costs and out-of-pocket expenses. To the extent our actual direct labor and associated costs vary in relation to the fixed hourly billing rates among various labor categories provided in the contract, we will generate more or less profit or could incur a loss.

Fixed-price-level-of-effort contracts.  Fixed-price-level-of-effort contracts are substantially similar to T&M contracts except that they require a specified level of effort over a stated period of time.

Firm-fixed-price contracts.  FFP contracts provide for a fixed price for specified products, systems and/or services. If actual costs vary from planned costs on a FFP contract, we generate more or less than the planned amount of profit and may even incur a loss. Our FFP contracts are primarily for our products.

Cost reimbursement contracts.  Cost reimbursement contracts provide for reimbursement of our direct contract costs and allowable and allocable indirect costs, plus a fee.

Backlog

We define backlog to include both funded and unfunded orders for services under existing signed contracts, assuming the exercise of all options relating to those contracts, less the amount of revenue we have previously recognized under those contracts. We define funded backlog to be the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing authority. Unfunded backlog includes all contract options that have been priced but not funded. Unfunded backlog takes into account contract ceiling value under multiple award contracts, and includes estimates of future potential delivery orders that might be awarded under multiple award ID/IQ contract vehicles, GWACs or GSA schedule contracts.

As of June 30, 2010, our total backlog was $185.9 million, of which $46.8 million was funded and $139.1 million was unfunded.

Total backlog may fluctuate from period to period depending on our success rate in winning contracts and the timing of contract awards, renewals, modifications and cancellations. We expect to recognize a substantial portion of our funded backlog as revenue within the next 12 months. However, the U.S. Government may cancel any contract at any time.

Customers

We derive substantially all of our revenue from contracts with U.S. Government agencies involved with national security missions. In 2009, 86% of our revenue was derived from contracts with the NSA. For 2009, on a pro forma basis, approximately 41% of our revenue was derived from contracts with the NSA, approximately 41% of our revenue was derived from contracts with U.S. Air Force intelligence, and the approximate remaining 18% of revenue was derived from another major intelligence agency and other intelligence, defense, homeland security and law enforcement organizations.

Our intelligence and defense customers typically exercise independent contracting authority. We serve customers in either a prime or a subcontractor capacity. Our customers include many of the 16 federal agencies listed below that comprise the Intelligence Community.

•	The Central Intelligence Agency (CIA)
•	The United States Department of Defense (DoD)
º	Air Force Intelligence Surveillance and Reconnaissance Agency (AFISRA)
º	Army Military Intelligence (MI)
º	Defense Intelligence Agency (DIA)
º	Marine Corps Intelligence Agency (MCIA)
º	National Geospatial-Intelligence Agency (NGA)
º	National Reconnaissance Office (NRO)
º	National Security Agency (NSA)
º	Office of Naval Intelligence (ONI)
•	United States Department of Energy
º	Office of Intelligence and Counterintelligence (OICI)
•	United States Department of Homeland Security
º	Office of Intelligence and Analysis (I&A)
º	Coast Guard Intelligence (CGI)
•	United States Department of Justice
º	Federal Bureau of Investigation (FBI)
º	Drug Enforcement Administration (DEA)
•	United States Department of State
º	Bureau of Intelligence and Research (INR)
•	United States Department of the Treasury
º	Office of Terrorism and Financial Intelligence (TFI)

Long-term relationships between intelligence customers and contractors develop because of the high level of security clearances required to work on projects and unique technical requirements of intelligence customers. For example, some members of our management have been working closely with the NSA for over 25 years, during which time they have completed numerous projects and we have several projects currently on-going with the NSA.

Competitive Strengths

We believe the following competitive strengths will allow us to take advantage of the trends in our industry:

•	Cyber superiority and intelligence focused. We are entirely focused on delivering cyber superiority and intelligence support for our customers. We seek to accomplish this by offering a full range of cyberspace-related engineering services and solutions, as well as cyber superiority and “intelligence products”, which include intelligence analyses and reports, as discussed earlier in “Our Market Opportunity”. Mastering cyberspace and thereby attaining cyber superiority is a core mission of the Intelligence Community. We have built and are expanding on our platform of capabilities, culture, and technologies that are tailored to meeting this mission. We believe that this focus gives our customers faster and more innovative solutions than those offered by our competitors.

•	Intelligence, cybersecurity and cyber age operations expertise. We have significant experience in building customized signal- and information-processing systems and cybersecurity and superiority solutions using agile and streamlined development methodologies to support the Intelligence Community’s mission-critical activities and complex national security needs and requirements. We have established a strong reputation for responding quickly to customer requirements and working as a partner with our customers to identify and define these requirements. The evolution of threats since 2001 has put enormous pressure on the Intelligence Community to respond more quickly and with more integration than ever before. We believe our “Agile DNA” culture of innovation and agility allows us to respond more quickly and with greater impact than large organizations, because we are dynamic, nimble, and accountable in our operations. We believe we are:
•	Dynamic in our ability to respond quickly to customer requirements and needs, without the burden of extensive bureaucratic layers and processes,
•	Nimble in continually challenging assumptions and constraints and breaking away from traditional or conventional thought to develop new, innovative, and superior solutions to difficult problems and to build new and innovative solutions to our customers’ toughest national security problems, and
•	Accountable, both to our customers and within our company, with accountability built into our internal systems and processes; which are designed to enable us to be quick, thorough, and trustworthy in delivering performance and results. Accountability is how we endeavor, while responding quickly to emerging requirements, not to miss important checks and balances that are critical to building and sustaining trust with our customers.
•	Management’s Intelligence Community experience and relationships. Our management has significant expertise in, and a lengthy track record of working with many members of, the Intelligence Community. Our insight into the Intelligence Community’s needs and our competitive focus allow us to articulate and support our customers’ needs as they emerge, placing our solutions at the forefront of those being offered. The senior members of our leadership and technology teams each have a record of supporting the Intelligence Community’s programs over a period of 20 – 30 years. These long-term relationships establish a basis of trust that is required to understand and support mission-critical customer requirements. In their careers, our executives have gained access to the highest levels of the Intelligence Community and contributed leading ideas in the transformation of the Intelligence Process to respond to the challenges of operations in cyberspace facing rapidly changing, asymmetrical and global threats.
•	Skilled employees with high-level security clearances. As of June 30, 2010, 86% of our employees had government security clearances, with 75% of our employees holding Top Secret/Sensitive Compartmented Information, or TS/SCI, clearances. This concentration of highly skilled and cleared engineers allows us to respond quickly to customer requirements and gives us ongoing insight into our customers’ toughest national security problems. The requirement for these clearances and the time and process required to attain them are significant barriers to entering this market.
•	Established contract relationships. As described above, we have a mix of prime contract and subcontract relationships with a long legacy of strong performance. An increasing number of our contracts are sole-source contracts, which are awarded without competitive bidding, based on innovation, distinct capabilities, and urgent and compelling needs.

Our Strategy

Our objective is to continue to grow our business as a provider of advanced solutions — including services, products, and fully integrated platforms to support cyberspace operations — for cyberspace-based intelligence products to U.S. Government customers and to leverage our capabilities and innovations in this field to other government intelligence and defense entities, civilian government customers and the commercial market. Key elements of our strategy to accomplish our continued growth objective include:

•	Leveraging our products, solutions and distinct culture, which we describe as “Agile DNA”, to expand our U.S. Government business. We intend to leverage our high technology capabilities and services, products and solutions to further penetrate the intelligence and defense communities and to expand our participation in other cyber intelligence growth areas of the U.S. Government in the homeland security and civilian sectors. We believe this will allow us to apply powerful cyber superiority solutions to the .gov community in a manner that is transparent and respectful of privacy in the civilian and commercial environments.
•	Pursuing strategic, capability-enhancing acquisitions. We will continue to pursue selective strategic acquisitions that expand our cyber intelligence platform of capabilities and solutions. This will include companies that are leaders in supporting the U.S. intelligence and defense community, as well as technologies and solutions in cybersecurity and other areas of innovation that are critical to the transformation of the Intelligence Community into cyber age operations.
•	Fully integrating and accelerating our business development efforts. As a company that is growing quickly through exploiting multiple strategic acquisitions, we plan to capitalize and leverage investments that each of our platform companies have made in the business development function. We intend to capitalize on the collective capabilities, relationships and facilities of our acquisitions to expand the number and scope of our prime contracts, as well as increase the number of sole- source contracts where our agility and innovation can create new solutions to our customers’ toughest problems.
•	Building and leveraging our research and development efforts. We intend to continue to utilize company and customer funded research and development to develop technologies, products and solutions that have significant potential for near-term, as well as long-term value in both the government and commercial markets. We will to continue to use intellectual property that we license from other companies and create at KEYW in the areas of network traffic intelligence, cybersecurity, and cyber intelligence to build products and solutions.

Agile DNA.  Our Agile DNA is our corporate culture and deeply ingrained in how we are operating and growing our company. We believe our corporate culture is an important discriminator, both with customers, who have identified agility as an objective within their organizations, and with employees. The case study described in more detail under “— Research and Development” below is an example of how our Agile DNA has created new business and revenue opportunities for us. We believe that our culture also helps us to attract and keep innovators who are challenged by a dynamic working environment that offers them the opportunity to make creativity and innovation an important part of their careers and growth.

Acquisitions.  We have grown quickly through a series of highly selective acquisitions. We seek to pull together the best companies and capabilities to support our customers’ mission of achieving cyber superiority and to help transform the Intelligence Community operating under the traditional model of operations to operating under the cyber age model of operations espoused by thought leaders within the Intelligence Community, such as the Director of National Intelligence, as described in the Vision 2015 report. In seeking to accomplish this goal, we look for companies whose capabilities establish them as leaders in one or more of the key elements of the well-established Intelligence Process of collection, processing, analysis, and use or impact. In addition, we look for companies and capabilities that are leaders in cybersecurity, because the ability to defend, exploit and attack in cyber space must be integrated throughout the entire Intelligence Process in order to achieve cyber superiority. These five areas — collection, processing, analysis, use or impact and cybersecurity — are focus areas of our acquisition strategy.

In addition to looking for acquisitions that help expand our current capabilities, we look for companies that help expand our customer base across all parts of the Intelligence Community. Our acquisition of TAG and the Systems Engineering and Technical Assistance, or SETA, unit from General Dynamics’ Advanced Information Systems, Inc. division are examples of acquisitions that have helped expand our customer base. We also look for companies that bring us important technology and intellectual property.

We believe our acquisition selection process is structured and methodical. We look for excellence in performance, both financially and with customers. We look carefully at the culture of the company and its leadership so that, if acquired, the company will integrate well within our culture of Agile DNA and innovation. An essential part of our process is confirming the value that our customers are receiving from the potential acquisition. An important part of our acquisition strategy is the discipline to walk away from an acquisition at any stage of the process, if we determine that it is not in our best interests or those of our customers.

Business Development.  We seek to grow our customer base and business organically and through strategic acquisitions. Through the acquisition of complementary businesses, we plan to capitalize and leverage on the investments that these businesses have made in the business development function. We intend to capitalize on the collective capabilities and relationships of our acquisitions to expand the number and scope of our prime contracts, as well as increase the number of sole-source contracts where our agility and innovation can create new solutions to our customers’ toughest problems.

Organically, we strive to expand our business by emphasizing our in-depth knowledge and understanding of our customers’ needs. We seek to focus on customer requirements at an early stage as requirements are being formulated and understood — well before statements of work and requests for proposals are issued. We work with our customers to support them in understanding and articulating their requirements. In many cases, we help our customers explore potential solutions through small projects, frequently awarded on a sole-source basis. In some cases, we will invest in solutions through our research and development activities to provide proofs-of-concept to our customers. We believe that our commitment to helping our customers think “outside-the-box” distinguishes the value and commitment we deliver to our customers. Using this approach, we have successfully created and captured at an early stage new business that has contributed to our growth in revenues in 2009.

An important part of our on-going business development strategy is to expand the percentage of both prime and sole-source contracts. These contract mechanisms provide us with the greatest flexibility for providing agile solutions to our customers, and for growing opportunities to their full potential. Sole-source awards typically begin as small efforts, either prototype or proof of concept, that can be expanded as they prove their value to our customers.

Research and Development.  We intend to continue to utilize company- and customer-funded research and development to develop technologies, products and solutions that have significant potential for near-term, as well as long-term, value in both the government and commercial markets. We intend to continue to use intellectual property that we license from other companies and create at KEYW in the areas of network traffic intelligence, cybersecurity, and cyber intelligence to build products and solutions to further penetrate the Intelligence Community and defense market for cyber superiority.

Competition

We sell our services and products primarily to the intelligence and defense communities. The level of security clearances required for this work limits the range of competitors against whom we compete for customers in both communities. In addition, the number of competitors is limited even further by the level of technical expertise required to deliver products and services to our government customers. We compete either as prime contractor or as a subcontractor, depending on the requirements and scope of the project.

In our market, our competitors include both large competitors that offer a broad range of services and capabilities and smaller boutique organizations that are highly focused on particular capabilities, solutions, and customers. Our larger competitors include divisions of large defense contractors such as Lockheed Martin Corporation, The Boeing Company and Northrop Grumman Corporation. We also face competition from a number of large, well-established government contractors such as Science Applications International

Corporation, CACI and others. The smaller competitors are generally privately held corporations with strong capabilities in delivering specific elements of a solution for a narrow range of customers. See “Risk Factors” for a description of the various risks we may face from our competitors.

Manufacturing

Our manufacturing capabilities support modest volume product manufacturing consistent with our customers’ needs for products that evolve rapidly and on a regular basis. We use a combination of in-house resources and contract manufacturing support provided by third parties. We believe that this approach to our manufacturing needs allows us to carefully manage capital investment while maintaining our ability to meet surges in the volume of customer requirements.

Research and Development

Our research and development, or R&D, consists of internal research and development, or IR&D, that is an allowable expense under U.S. Government contracts and research and development that is performed at our expense. Spending on R&D activities may vary, depending on the opportunities that we see and customer requirements. In 2009, we spent approximately $585,000, or 1.5%, of revenue on R&D. Of this amount, $503,000, or 1.3% of revenue, was for our products, and the remainder was for our other solutions. We typically budget 1.5% – 2% of revenue for R&D, which is frequently augmented by customer-funded development activities.

Since early 2009, a program we call “Encounter” serves as an on-going example of how we use research and development funds to respond to our customers’ needs with agility and to grow our business. Our customer had a technical problem that had been lingering for several years. The customer had spent millions of dollars with several large companies (both integrators and technology companies) searching for a solution, with no near-term solution in sight. Our engineers, knowing the importance of this problem to our customer, looked for new and innovative approaches. After reviewing the concept with our customer, we authorized a proof-of-concept project to begin immediately, prior to our customer’s official approval of the project, to demonstrate the potential of the new approach to our customer without delay. This initial project took approximately six weeks to complete. Armed with the results of this project, we met with our customer to explore how this solution might meet its urgent needs. After the successful demonstration, the customer issued a directed task order to continue the work, while the other contract activities that had not been producing results were cancelled. Our work on this project continues and has produced strong results for our customer. Once the initial development is completed later this year, Encounter has the potential to be expanded into a deployment project, where a number of systems would be integrated and deployed in our customer’s operating environment, and supported by us, for a number of years.

This case study exemplifies how we create long-term growth opportunities, on a sole-source basis, by leveraging our in-depth knowledge of our customers’ missions and needs, our Agile DNA and our ability to use IR&D. Our product line has evolved through a combination of customer development and IR&D. We frequently develop a core capability or technology and then customize this capability or technology to meet specific customer requirements.

Intellectual Property

We do not currently have any patents or patent applications. As we develop intellectual property, we make a determination, with the support of outside counsel, of the best manner in which to protect it whether through patent or copyright, or as trade secret. In conjunction with several of our products, we have developed intellectual property that we are protecting as trade secrets. We have made this determination based on the costs and risks involved, as well as on the pace at which changes are being made to the products.

As we build our solutions and products, we also make use of third-party intellectual property for which we purchase licenses, as necessary. We integrate technology, including hardware and software, based on designs and architectures that we develop with our customers.

Regulatory Matters

We must comply with laws and regulations relating to the formation, administration, and performance of U.S. Government contracts. The Federal Acquisition Regulation, or FAR, which mandates uniform policies and procedures for U.S. Government acquisitions and purchased services, governs the majority of our contracts. Individual agencies also have acquisition regulations that provide implementing language for the FAR or that supplement the FAR.

Other federal regulations require certification and disclosure of cost or pricing data in connection with contract negotiations for certain types of contracts, define allowable and unallowable costs, govern reimbursement rights under cost-based contracts, and restrict the use, dissemination and exportation of products and information classified for national security purposes.

Additionally, federal government contracts, by their terms, generally can be terminated at any time by the federal government, without cause, for the convenience of the federal government. If a federal government contract is so terminated, we would be entitled to receive compensation for the services provided and costs incurred through the time of termination, plus settlement expenses and a negotiated amount of profit. Federal government contractors who fail to comply with applicable U.S. Government procurement-related statutes and regulations may be subject to potential contract termination, suspension and debarment from contracting with the U.S. Government, or other remedies. See “Risk Factors” for a description of the various risks we may face regarding laws and regulations relating to U.S. Government Contracts.

Employees

As of June 30, 2010, we have 432 employees. Of our 432 employees, 373 have government security clearances, with 326 of our employees holding TS/SCI clearances, which are security clearances at the highest levels. We believe we are successful in recruiting and retaining our employees by offering competitive salaries, benefits, growth prospects and the opportunity to perform mission-critical services in a classified environment.

Facilities

We lease locations listed in the table below. We believe that our facilities are adequate for our current business needs.

Location	Square Feet	Expiration Date
1334 Ashton Road Suite A Hanover, Maryland 21076 USA	31,500	05/31/2016
7663 Old Telegraph Road Severn, Maryland 21144 USA	26,151	04/30/2012
700 Brooker Creek Boulevard Suite 1400 Oldsmar, Florida 34677 USA	12,800	09/30/2013
15036 Conference Center Drive Suite 401 Chantilly, Virginia 20151 USA	2,378	03/31/2014
300 North Washington Street Suite 101 Falls Church, Virginia 22046 USA	1,534	04/30/2012
300 North Washington Street Suite 103 Falls Church, Virginia 22046 USA	1,918	04/30/2012
2720 Technology Drive Suite J1404 Annapolis Junction, Maryland 20701 USA	1,056	12/31/2010

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers as of June 30, 2010.

Name	Age	Title
Leonard E. Moodispaw	67	President, Chief Executive Officer, and Chairman of the Board of Directors
Kimberly J. DeChello	49	Chief Administrative Officer and Secretary
John E. Krobath, II	43	Chief Financial Officer
Mark A. Willard	50	Chief Impact Officer
Edwin M. Jaehne	57	Chief Strategy Officer
William I. Campbell	66	Director
Randall M. Griffin	65	Director
John G. Hannon	73	Director
Kenneth A. Minihan	68	Director
Arthur L. Money	70	Director
Caroline S. Pisano	43	Director

Set forth below is biographical information for our directors and executive officers.

Leonard E. Moodispaw has served as the Chief Executive Officer (CEO), President & Chairman of the board of directors of KEYW since it began operations on August 4, 2008 and is the founder of KEYW. Prior to the founding of KEYW, Mr. Moodispaw was President and Chief Executive Officer for Essex Corporation, or Essex, from 2000 until January 2007, and Chairman of the board of directors of Essex from 2005 to January 2007. Essex provided advanced signal, image, information processing, information assurance and cybersecurity solutions, primarily for U.S. Government intelligence and defense customers, as well as for commercial customers. In 2007, Essex was acquired by Northrop Grumman, where he served as a Vice President, responsible for managing Essex as a subsidiary within Northrop Grumman Mission Systems from January 2007 to July 2008.

Mr. Moodispaw also served as Chief Operating Officer of Essex Corporation from 1998 to 2000. Prior to that time, he was President of ManTech Advanced Systems International, Inc., a subsidiary of ManTech International Corporation. Prior to his time with ManTech Advanced Systems International, Inc., Mr. Moodispaw served in several positions of the former Essex subsidiary, System Engineering and Development Corporation, including president, chief administrative officer and general counsel.

From 1965 to 1978, Mr. Moodispaw was a senior manager in the National Security Agency (NSA) and later engaged in the private practice of law. Mr. Moodispaw is the founder of the Security Affairs Support Association (now known as INSA) that brings government and industry together to solve problems of mutual interest. He also serves as the chairman of the proxy board of the VT Group (U.S.), a subsidiary of the VT Group PLC, a U.K. company.

Mr. Moodispaw earned a Bachelor of Science degree in Business Administration from the American University in Washington, D.C., a Master of Science degree in Business Administration from George Washington University in Washington, D.C., and a Juris Doctorate degree in Law from the University of Baltimore, Maryland. He is still growing older but not up, enjoys Rock ’n’ Roll, chocolate and Key West, Florida. He takes pride in accomplishing things.

Mr. Moodispaw’s history with our company and leadership role since its founding has provided him with unique qualifications to serve as the Chairman of our board of directors. He previously served as President, Chief Executive Officer and Chairman of the board of directors of Essex, a former public company in our industry. His prior managerial experience at other companies in our industry and work with and for government agencies such as the NSA augments his range of knowledge and gives him experience on which he can draw in leading our company.

Kimberly J. DeChello has served as the Chief Administrative Officer and Secretary of KEYW since its founding in 2008. Ms. DeChello is responsible for corporate administration, human resources, stock/stock option administration and assists with investor relations. Prior to this, she was the Chief Administrative Officer at Essex Corporation, which she joined in May 1987. At Essex she served in various administrative and management capacities. She was elected Vice President in December 2003, appointed Corporate Secretary in January 1998 and Chief Administrative Officer in November 1997. She served in these positions at Essex through July 2008. Ms. DeChello received a Master of Science degree in Human Resources Management in 2000 from the University of Maryland. Ms. DeChello also holds an Associate of Arts degree in Accounting and a Bachelor of Science degree in Criminal Justice/Criminology from the University of Maryland. She enjoys dancing and bird watching. She participates in the Smithsonian’s Neighborhood Nest Watch Program where she assists in catching, banding and data collection of birds in her backyard.

John E. Krobath, II has served as the Chief Financial Officer of KEYW since joining in May 2009. Mr. Krobath is responsible for all accounting and finance activities of a government contracting company, DCAA cost structures and compliance, treasury management, and budgeting. Prior to joining KEYW, he was the Chief Financial Officer for Horne International from September 2005 to May 2009. Horne International is a publicly traded government contracting company consisting of four diverse international operating companies and one holding company. From 1993 to 2004, Mr. Krobath held financial positions of increasing responsibility, including positions as Finance Manager, Controller, Manager of Business Operations, and Director of Financial Operations, at several companies. He supported several defense contractors during that time including ITT Industries and Kratos Defense and Security Solutions. Mr. Krobath holds a Bachelor of Science degree in Business Administration in Accounting from James Madison University in Harrisonburg, VA and a Master of Science degree in Business Administration in Finance from George Mason University in Fairfax, VA. He enjoys sports and the outdoors. He believes that preparation is the key to opportunity.

Mark A. Willard has served as the Chief Impact Officer of KEYW since its founding in August of 2008. In this position, he has played a key role in developing a strong operations team. In his current role he is responsible for ensuring that the goals for revenue and profit are met and assists the CEO in formulating current and long-range plans, objectives and policies. He provides leadership to senior management related to organization, business development and financial management and ensures a clarity of objectives and focus for senior managers and operations personnel. He has over 30 years of multi disciplined management experience related to systems development, operation and life cycle support. Mr. Willard has played a key role in building an engineering capability from the ground up at four companies focused on supporting the Intelligence Community. After eight years of military service he joined ManTech and served as the Vice President of Columbia, MD Operations, responsible for building the company from 30 to over 300 personnel providing engineering services to the National Security Agency. He transitioned to Windermere in 1998. As one of Windermere’s first employees, he helped build a well established engineering development and systems integration company. Windermere was acquired by Essex Corporation in 2005 and Mr. Willard remained at the company and served as the Vice President of the Engineering & Technology Sector. When Essex Corporation was acquired by Northrop Grumman, Mr. Willard continued to build the Engineering & Technology Sector and was responsible for over 400 personnel providing services to the major Intelligence Community agencies, as well as special military. Mr. Willard served at Northrop Grumman in this capacity until his employment with KEYW in 2008. Mr. Willard has a Bachelor of Science degree in Management Sciences and has completed coursework toward a Master of Science degree in Technology Management at the University of Maryland, University College. He proudly raised 3 daughters on lessons learned from Seinfeld episodes, and is looking forward to opening our first warm climate ocean-front office someday.

Edwin M. Jaehne joined KEYW in June 2009 as the Chief Strategy Officer. As Chief Strategy Officer, Mr. Jaehne is focused on innovation and the strategic growth of KEYW, expanding on existing technology and capabilities, and in communicating KEYW’s strategy, capabilities, and value to all stakeholders. He serves as KEYW’s Investor Relations Officer, working closely with the CEO and CFO to ensure effective communications with the investment community. Prior to joining KEYW, Mr. Jaehne served as Vice President and Chief Strategy Officer at Essex Corporation, from 2003 to 2009. He is a veteran entrepreneur with over 20 years of international experience as an executive of information technology companies. He is experienced in creating rapid growth companies as well as in the strategic acquisition and merger of companies to form strong solutions focused companies in both the communications and government markets. From 2000 until 2003, he operated a consulting sole proprietorship providing services to clients, including Essex. From 1996 until 2000 he served as either President or Chief Operating Officer of several information technology companies, where he led several successful mergers and acquisitions. He started his first company, Jaehne Associates, LTD (an information security consultancy), in 1983, which he sold in 1988 to ManTech International, Inc. From 1988 until 1996, he served as President of ManTech Strategic Associates, Ltd. In 1975, he earned two Bachelor of Arts degrees in Physics and Russian from the University of Utah. Mr. Jaehne continued at the University of Utah to earn a Master of Arts degree in Physics in 1976. In 1977, he earned a Master of Arts degree in History and Philosophy of Science at the University of Toronto, Toronto, Canada. He enjoys renovating houses and challenging bulging bureaucracies wherever he finds them.

William I. Campbell has been a director at KEYW since July 16, 2009. Since 2003, he has served as a Senior Bank Executive for JP Morgan Chase & Co. where he was previously Chairman of Chase Card Services, the nation’s second largest credit card organization. Prior to that, Mr. Campbell was Chairman of Bank One Card Services, which was merged into JP Morgan Chase & Co. in July 2004. With an extensive consumer products and financial services management background, Mr. Campbell also serves as President of Sanoch Management, a consulting and investment firm for financial companies, start-ups, and venture capital firms. Before forming Sanoch Management and joining Bank One/JPMorgan Chase, Mr. Campbell oversaw Citigroup’s Global Consumer Business, including global branch banking and credit cards. He became Chief Executive Officer of Global Citibank in 1996 and Chief Executive Officer of Global Consumer Business a year later. Prior to joining Citicorp in 1995, Mr. Campbell spent 28 years at Philip Morris, including five years as Chief Executive Officer of Philip Morris USA. He began his career in Canada in brand management in 1967 and eventually served as President of the Asian region for Philip Morris, EVP of Marketing and Sales for Philip Morris USA, and EVP of Strategic Planning for Philip Morris Companies. He currently serves as a director to the following privately held companies: BTI Systems, Arcot, Focus Financial, and First Beverage. Mr. Campbell earned a Bachelor’s degree in Economics from the University of Alberta in 1965 and a Master’s degree in Business Administration from the University of Western Ontario in 1967.

Mr. Campbell’s business experiences in a diverse group of major public companies, including service as the CEO of Philip Morris USA and in numerous executive positions in the financial services industry, gives our board a perspective on national and global economic developments and valued experience in the operations of large organizations.

Randall M. Griffin has been a director at KEYW since August 22, 2008. At Corporate Office Properties Trust (COPT), he has been a Member of the Board of Trustees since February 2005. Mr. Griffin has been President and Chief Operating Officer at COPT since September 1998, and on April 1, 2005, he became President and Chief Executive Officer. Mr. Griffin previously served as President of Constellation Real Estate Group, Inc. and Constellation Real Estate, Inc. from June 1993 until September 1998. From 1990 through March 1993, Mr. Griffin worked as Vice President-Development for EuroDisney Development in Paris, France. From 1976 to 1990, Mr. Griffin worked for Linclay Corporation, a St. Louis-based real estate development, management and investment company, most recently as Executive Vice President and Chief Operating Officer. Mr. Griffin is on the board of directors of The National Aquarium in Baltimore and serves on its Executive Committee, the National Aquarium Society Board in Washington, D.C. and the Center for Aquatic Life and Conservation Board. He also serves on the Board of Trustees of the Greater Washington Initiative, the Board of Directors of the Maryland Business Roundtable for Education, the BWI Business Partnership, the Board of Governors of NAREIT, the Board of Visitors of the University of Maryland, Baltimore County, and the Maryland Commission on Public Art. His professional affiliations include Urban Land Institute, NAIOP and NAREIT. Mr. Griffin earned a Bachelor of Arts degree from Ohio Wesleyan University and a Master’s Degree in Business Administration from Harvard Business School.

With his years of experience as the President and Chief Executive Officer of COPT, Mr. Griffin brings to the board critical insights into the operational requirements of a public company. In addition, his service on various business and community advisory boards allows him to bring a variety of viewpoints to board deliberations.

John G. Hannon has been a director at KEYW since August 22, 2008. Previously he served as a Director of Essex from September 2000 to 2007. From early 2000 to 2002, Mr. Hannon was the managing member of Networking Ventures, L.L.C., a privately held company that invested in technology companies. From 1979 to March 2000, Mr. Hannon served as the Chief Executive Officer of Pulse Engineering, Inc. an information security and signals processing company which was sold in March 2000. Mr. Hannon started his business career in 1963 after serving in the United States Marine Corps. Since that time, he has been involved in numerous entrepreneurial ventures. He is a past Director of the Armed Forces Communications and Electronics Association.

Mr. Hannon’s significant institutional knowledge of our company provides valuable insight to our board. His prior managerial experience and military service brings an enhanced understanding of government contract focused business to board deliberations.

Kenneth A. Minihan (Lt. General (Ret) USAF) has been a director at KEYW since August 22, 2008. Lt. General Minihan is a Managing Director of Paladin Capital Group and is focused on the development and implementation of new investment opportunities for Paladin’s Homeland Security Fund. Prior to joining Paladin, Lt. General Minihan was the 14th Director of the National Security Agency (NSA)/Central Security Service. While at the NSA, he was instrumental in the definition and implementation of the National Information Assurance Program. During his military service, Lt. General Minihan developed extensive experience in making new technologies operational and implementing leading edge services and products in a competitive environment where lives were often at risk. During the last twenty years of the Cold War and the transition to the Information Age, he was instrumental in the definition and selection of technology solutions to solve many difficult national security information needs. Throughout that time, Lt. General Minihan helped set the performance standards for information enterprise operations. Lt. General Minihan was the most recent Chairman and President of the Security Affairs Support Association (now known as INSA), which focuses on shared government and industry national intelligence and technology challenges. He also is a member of the Air Force Association, the National Military Intelligence Association and other national organizations. He has substantial experience in capital raising, enterprise operations, business development and business readiness assurance. He devotes considerable attention to and consults on national security affairs. Lt. General Minihan has a Bachelor of Arts degree from Florida State University, a Master of Arts degree from the Naval Postgraduate School, and has completed executive development programs at the University of Illinois and Harvard University. Among his awards and decorations are the National Security Medal, the Defense Distinguished Service Medal, the Bronze Star, the National Intelligence Distinguished Service Medal, and the Legion of Merit. He serves as a Director on the following Boards: BAE Systems Inc. since 2001, Verint Systems Inc. since 2002, Lucent Government Solutions since 2006, Lexis Nexis Special Services since 2009, American Government Solutions since 2009 and CGI Federal (pending).

Lt. General Minihan’s depth of knowledge from his military service and as a director of the NSA brings valuable expertise to our board. Further, his business experience with Paladin Capital Group brings industry expertise to our board that is compounded by his public sector service.

Arthur L. Money has been a director at KEYW since August 22, 2008. Previously, he served as a Director of Essex Corporation from January 2003 to January 2007. He is currently President of ALM Consulting specializing in command, control, and communications, intelligence, signal processing, and information processing. Mr. Money served as the Assistant Secretary of Defense for Command, Control, Communication and Intelligence (C3I) from October 1999 to April 2001. Prior to his Senate confirmation in that role, he was the Senior Civilian Official, Office of the Assistant Secretary of Defense for C3I from February 1998. Mr. Money also served as the Chief Information Officer for the Department of Defense from 1998 to 2001. From 1996 to 1998, he served as Assistant Secretary of the Air Force for Research, Development and Acquisition, and as CIO for the Air Force. He has received distinguished public service awards from the U.S. Department of Defense (Bronze Palm), the U.S. Air Force, and the U.S. Navy. Prior to his government service, Mr. Money held senior management positions (including President from 1989 to 1995) with ESL Inc., a subsidiary of TRW, and the TRW Avionics and Surveillance Group. Mr. Money serves on numerous United States Government panels, boards and commissions. He currently serves on the board of Terremark Worldwide, Inc. In addition, he has served on many U.S. company boards, advisory boards and advisory groups. Mr. Money has been a member of the board of directors of the following public companies:

Silicon Graphics, Inc. (ended May 2006); SafeNet (ended April 2007), CACI International, Inc. (ended June 2006), Intelli-Check, Inc. (ended October 2009), Intevac, Inc. (ended May 2007), and Federal Services Acquisition Corporation and SteelCloud, Inc (both ended May 2006). Mr. Money received a Bachelor of Science degree in Mechanical Engineering from San Jose State University in 1965, a Master of Science degree in Mechanical Engineering from University of Santa Clara in 1970 and attended the Harvard Executive Security Program in 1985 and the Program for Senior Executives at the Massachusetts Institute of Technology in 1988.

Mr. Money’s service in the intelligence sector and on the boards of numerous public companies and with sophisticated advisory groups, combined with his prior management experience in the private sector, brings a breadth of knowledge to our board.

Caroline S. Pisano has been a director at KEYW since August 22, 2008. Previously, she was a Director of Essex Corporation from September 2000 through January 2003 and served as General Counsel and Vice President of Finance of Essex from January 2003 to June 2004. From April 2000 through December 2002, Ms. Pisano was a member of Networking Ventures, L.L.C. From August 1996 to March 2000, Ms. Pisano served as General Counsel and Chief Financial Officer of Pulse Engineering, Inc., an information security and signal processing company which was sold in March 2000. From August 1992 to July 1996, Ms. Pisano served as a senior transactional attorney with the law firm of Wechsler, Selzer, and Gurvitch, Chartered. From June 1988 to August 1990, Ms. Pisano, was a certified public accountant, practiced public accounting and specialized in high tech and biotech companies. Ms. Pisano received her Juris Doctorate degree from the Washington College of Law at the American University in Washington, D.C. Ms. Pisano graduated Magna Cum Laude with a Bachelor of Science degree in Accounting from the University of Maryland. Although Ms. Pisano is an attorney and an accountant she likes to follow Jimmy Buffett’s advice and “say what you mean, mean what you say”. Ms. Pisano has four children and enjoys volunteering at her children’s public schools.

Ms. Pisano’s significant institutional knowledge of our company’s field of work gives our board valuable insight into our operations. Her prior managerial experience brings insightful business knowledge to bear on our board deliberations.

Code of Ethics

KEYW has adopted a code of business conduct and ethics applicable to our officers, directors, and employees. A copy of that code is available on our corporate website at www.keywcorp.com.

Director Independence

Under the NASDAQ Marketplace Rules, a majority of our board of directors must be comprised of independent directors, and each member of our audit, compensation and nominating and corporate governance committees must be an independent director, as defined under the NASDAQ Marketplace Rules. Under the NASDAQ Marketplace Rules, a director will not qualify as an “independent director” if, in the opinion of the company’s board of directors, the director has any relationship which would interfere with the exercise of the director’s independent judgment in carrying out his or her responsibilities as a director. In addition, under the NASDAQ Marketplace Rules, an independent director may not be an executive officer or employee of our company and must satisfy certain other requirements under the NASDAQ Marketplace Rules.

In addition, each member of our audit committee must satisfy the independence criteria set forth in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In order to be considered independent for purposes of Rule 10A-3, a member of the audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the company or any of its subsidiaries; or (2) be an affiliated person of the company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director under the NASDAQ Marketplace Rules and under applicable securities laws and rules. As a result of this review, our board of directors affirmatively determined that Mr. Campbell, Mr. Griffin, Mr. Hannon, Mr. Minihan, Mr. Money and Ms. Pisano, representing a majority of our seven directors, are “independent directors” as defined under the

NASDAQ Marketplace Rules and that each member of our audit committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.

Board Composition

The biographical information presented above discusses the specific experience, qualifications, attributes and skills contributing to our conclusion that each director should serve as a member of our board. Our goal in selecting board members is to compose leadership that has a broad base of knowledge and experience targeted to our business and industry, which allows our board to engage in forthright discussion about our strategies, risks and plans as a company. Board members who have an investment stake in our company, either individually or as executives of entities that comprise some of our significant stockholders, have interests that are aligned with our company’s desire to grow and prosper. We believe that each board member has demonstrated business acumen and an ability to exercise sound and ethical judgment, as well as a commitment of service to our company and to our board of directors during the period leading up to this offering. Finally, we value their significant experience on other public company boards of directors and board committees, in government agencies, and in private companies, which when aggregated as a full board we feel provides the level of expertise necessary in directing our company.

Our board of directors consists of seven members, a majority of whom are independent directors as described above under “Director Independence”. Each of Mr. Campbell, Mr. Griffin, Mr. Hannon, Mr. Moodispaw, Mr. Minihan, Mr. Money and Ms. Pisano was appointed to our board of directors pursuant to our amended and restated stockholders’ agreement, or “stockholders’ agreement,” which will terminate upon the closing of this offering. For additional information on our stockholders’ agreement, please see “Certain Relationships and Related Person Transactions — Stockholders’ Agreement” below.

Board Committees

Our board of directors has established an audit committee, a compensation committee, an ethics committee, and a nominating and corporate governance committee, with each committee having the composition and responsibilities described below effective upon the completion of this offering. The members of each committee are appointed by our board of directors.

Audit Committee

Our audit committee is comprised of Caroline Pisano, Arthur Money, and John Hannon. Ms. Pisano is the chairperson of our audit committee. Our board of directors has determined that each member of the audit committee meets the financial literacy requirements under the rules and regulations of the NASDAQ and that Ms. Pisano qualifies as an “audit committee financial expert” under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. In addition, our board of directors has determined that each member of our audit committee is an independent director under the listing standards of The NASDAQ Stock Market and is independent pursuant to Rule 10A-3 of the Exchange Act. As provided for in the committee’s charter, as approved by our board of directors, our audit committee is responsible for, among other things:

•	Determining the appointment, compensation, retention and oversight of our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;
•	Evaluating the qualifications, performance and independence of our independent registered public accounting firm;
•	Overseeing our accounting and financial reporting processes and the audits of our financial statements; and
•	Reviewing and assessing the qualitative aspects of our financial reporting, our processes to manage business and financial risk, and our compliance with significant applicable legal, ethical and regulatory requirements as they relate to financial statements or accounting matters.

Compensation Committee

Our compensation committee is comprised of Messrs. Griffin, Money, and Hannon. Mr. Money is the chairperson of our compensation committee. As provided for in the committee’s charter, as approved by our board of directors, our compensation committee is responsible for, among other things:

•	Reviewing and recommending KEYW’s general policy regarding executive compensation;
•	Reviewing and recommending compensation for our chief executive officer and our other executive officers, including annual base salary, annual incentive bonus (including the specific goals required to receive an annual incentive bonus and the amount of any such annual incentive bonus), equity compensation and any other benefits or compensation;
•	Reviewing and recommending any employment-related agreements, severance arrangements and change-of-control arrangements and similar agreements/arrangements for our executive officers;
•	Reviewing and recommending compensation plans for our employees and amendments to our compensation plans to our board of directors;
•	Preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and
•	Overseeing, reviewing and making recommendations with respect to our equity incentive plans.

Our board of directors has determined that each member of our compensation committee is an “independent director” as defined under the NASDAQ Marketplace Rules.

Ethics Committee

Our ethics committee is composed of Messrs. Minihan and Moodispaw. Mr. Moodispaw is the chairperson of our ethics committee. Our ethics committee is responsible for, among other things:

•	Advising our management and board of directors of means to ensure that we adhere to the highest ethical standards in our day to day operations;
•	Ensuring that a positive working environment is created and maintained for all of our employees and that those employees are challenged to meet such a standard;
•	Providing a forum for advice to the internal auditor and corporate counsel, our management and any of our employees to consider ethical issues; and
•	Recommending to our management and the entire board of directors means to train managers and employees.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Minihan and Hannon. Mr. Hannon is the chairperson of our nominating and corporate governance committee. As provided for in the committee’s charter, as approved by our board of directors, our nominating and corporate governance committee is responsible for, among other things:

•	Reviewing developments in corporate governance practices and developing and recommending governance principles, policies and procedures applicable to KEYW;
•	Identifying, reviewing and recommending to our board of directors nominees for election to our board of directors and to fill vacancies on our board of directors;
•	New director orientation;
•	Reviewing and making recommendations to our board of directors regarding board committee structure and membership; and
•	Succession planning for our executive officers.

Our board of directors has determined that each member of our nominating and corporate governance committee is an “independent director” as defined under the NASDAQ Marketplace Rules.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or our compensation committee. Messrs. Griffin and Hannon, members of our compensation committee have had certain relationships or have engaged in certain transactions with us during our prior fiscal year, which are set forth below.

Lease. The facility where our headquarters is located in Hanover, Maryland is leased from a subsidiary of Corporate Office Properties, L.P., or COP. Mr. Griffin is the Chief Executive Officer of Corporate Office Properties Trust, or COPT, which is the general partner of COP. This lease was entered into in May 2009 and continues until May 2016. Annual payments due under the lease are approximately $450,000 through 2015, with a pro rata portion of the annual payment due for the first four months of 2016 until the current term expires. The aggregate amount of all periodic payments or installments due under this lease on or after January 1, 2009, including required or optional payments due during or at the conclusion of the lease is approximately $3.0 million. Other than as the Chief Executive Officer of COPT, Mr. Griffin does not have any direct or indirect material interest in the transaction.

Issuance of Promissory Notes. In March 2010 we issued subordinated unsecured promissory notes bearing interest at an annual rate of 8% and warrants to purchase 20,000 shares of common stock, or a pro rata portion thereof, for each $1.0 million loaned. The notes were issued to certain existing stockholders, including the John G. Hannon Revocable Trust U/A DTD 03/09/04, an entity for which Mr. Hannon has voting and dispositive power, in connection with the financing of our acquisition of IIT. The principal amount of notes purchased by John G. Hannon Revocable Trust U/A DTD 03/09/04 was $3,000,000 and the number of warrants issued to John G. Hannon Revocable Trust U/A DTD 03/09/04 was 60,000.

May 2009 Private Placement. In May 2009 we conducted a private placement of our common stock and warrants and COP and the John G. Hannon Revocable Trust U/A DTD 03/09/04, an entity for which Mr. Hannon has voting and dispositive power, both participated in this transaction. The private placement was conducted at a price per unit of $5.50, with each unit consisting of one share of common stock and warrant coverage equal to 50% of a share of common stock. The warrants have an exercise price of $5.50 per share and expire seven years from the date of issuance. COP and John G. Hannon Revocable Trust U/A DTD 03/09/04 each invested $3,000,008 in this private placement and were each issued 545,456 shares of common stock and 272,728 warrants.

Amended and Restated Stockholders’ Agreement. We entered into an amended and restated stockholders’ agreement with a number of our stockholders, including John G. Hannon. Our amended and restated stockholders’ agreement is described in this prospectus under the heading “Description of Capital Stock.”

Amended and Restated Registration Rights Agreement. We entered into an amended and restated registration rights agreement that granted registration rights to a number of our stockholders, including John G. Hannon. Our amended and restated registration rights agreement is described in this prospectus under the heading “Description of Capital Stock.”

Issuance of Warrants. In March 2010 we issued a warrant to purchase up to 50,000 shares of our common stock at an exercise price of $9.25 per share to COP in order to obtain COP’s consent to the IIT Acquisition, which consent was required under our amended and restated stockholders’ agreement. The warrants expire seven years from the date of issuance.

Director Compensation

Directors who are full-time employees of KEYW receive no additional compensation for their service as directors. In addition, in 2009 two of our directors, Mr. Griffin (for COPT) and Mr. Campbell (for Vedanta), served as designees of particular stockholders on our board of directors pursuant to our stockholders’ agreement, and have declined to accept compensation for their services as directors. With respect to non-employee directors, our philosophy is to provide competitive compensation necessary to attract and retain outstanding people to our board of directors. The compensation committee reviews annually the form and amount of director compensation, and as part of its review of the compensation policies of KEYW, has sought input from Grant Thornton as to director compensation practices of similarly-situated companies. See “— Assessment of Competitive Practices and Role of Compensation Consultant” for a description of the compensation analysis undertaken by the compensation committee in the fourth quarter of 2009.

For 2009, non-employee directors (other than those who have declined compensation) received an annual cash retainer of $16,000 and an equity grant of 25,000 stock options that vest ratably over a four-year period. No other compensation was paid to our directors for 2009.

For 2010, the board of directors and the compensation committee approved the following changes to non-employee director compensation levels:

•	Annual retainer of $20,000 for board service;
•	Audit committee chairperson retainer of $10,000;
•	Compensation committee chairperson retainer of $5,000;
•	Ethics committee chairperson retainer of $5,000; and
•	Nominating and corporate governance committee chairperson retainer of $5,000.

The table below summarizes the compensation paid by KEYW to non-employee directors for the fiscal year ended December 31, 2009.

Director Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Arthur Money	$16,000	$53,276	$69,276
Kenneth Minihan	$16,000	$53,276	$69,276
William Campbell	$0	$0	$0
Randall Griffin	$0	$0	$0
John Hannon	$0	$0	$0
Caroline Pisano	$0	$0	$0

(1)	Amounts reported in this column reflect the aggregate grant date fair value as calculated under FASB ASC Topic 718 Compensation — Stock Compensation (formerly FAS 123R). See “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our audited financial statements contained elsewhere in this prospectus for a description of the assumptions used in making these calculations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following discussion provides an overview and analysis of the compensation programs applicable to each person that served as our principal executive officer or principal financial officer during 2009 (or acted in a similar capacity during 2009) and our three other most highly compensated executive officers for 2009 (referred to herein as our Named Executive Officers, or NEOs), and certain executive compensation policies and compensation-related actions planned for 2010. This section also explains our general compensation philosophy and objectives and how we made compensation decisions for our NEOs for 2009. Our NEOs in 2009 were:

•	Mr. Leonard Moodispaw — President & Chief Executive Officer;
•	Mr. John Krobath — Chief Financial Officer (May 6, 2009 to present);
•	Mr. Frederick Funk — Acting Chief Financial Officer (through May 5, 2009);
•	Mr. Mark Willard — Chief Impact Officer;
•	Mr. Edwin Jaehne — Chief Strategy Officer; and
•	Ms. Kimberly DeChello — Chief Administrative Officer.

This discussion contains forward looking statements based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Compensation Philosophy and Objectives

The overall goal of our compensation programs is to attract, retain, and motivate qualified, talented and diverse leaders who are enthusiastic about our mission and culture by providing competitive compensation and benefits to our executive officers consistent with our focus on controlling costs. We believe that compensation plays a role in, but is not the exclusive means of, achieving these goals. Non-financial attributes, such as a rewarding and innovative work environment, challenging projects, and career growth opportunities also help us to attract and motivate the leaders we seek to employ at KEYW.

We aim to design our compensation programs so that our executive officers are motivated both to achieve strong short-term (annual) performance goals and to contribute to the creation of long-term stockholder value. Accordingly, a significant portion of each executive’s total compensation is tied to the achievement of annual performance goals and to long-term stock appreciation. In addition, we believe that annual incentive compensation for our executive officers should be based primarily on the achievement of objective corporate financial goals, with the flexibility to also reward our executives for exceptional contributions to the achievement of these goals or for the achievement of specific individual goals or other corporate performance goals.

Change of Control and Severance Benefits

We have change-of-control and severance provisions in the employment agreements in place for our NEOs. For a further discussion of the change-of-control and severance provisions applicable to our NEOs see “Employment Agreements” and “Potential Payments upon Termination or a Change of Control” below.

Determination of Executive Compensation

Role of Compensation Committee and Board of Directors.  We established a compensation committee of our board of directors in January 2009 to review and recommend to our board of directors compensation for our executive officers, including our NEOs. Prior to that time, compensation decisions were reviewed and approved by our full board of directors, as part of the formation and start-up of KEYW. Since its formation, the compensation committee has been responsible for:

•	reviewing and recommending corporate goals and objectives as they relate to executive compensation;

•	evaluating the performance of executive officers;
•	overseeing the administration of incentive and equity-based compensation plans;
•	recommending new plans, plan amendments, and/or the termination of current plans;
•	recommending board of directors’ compensation, such as retainers, chairperson fees, or equity grants; and
•	overseeing the work of external consultants advising KEYW on compensation matters.

For a more detailed description of the role of our compensation committee following this offering, see “Management — Board Committees — Compensation Committee.”

Role of Management.  Our Chief Executive Officer participates in meetings of our compensation committee upon the request of its members and in meetings of our board of directors as a member of the board and makes recommendations to the compensation committee and board of directors with respect to base salary, the setting of performance targets, the amounts of any short-term and long-term incentive compensation and equity awards for our executive officers. The compensation committee also works with our Chief Financial Officer and Chief Administrative Officer in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Moodispaw nor any of our other NEOs participates in deliberations relating to his or her own compensation.

Assessment of Competitive Practices and Role of Compensation Consultant.  We believe that competitive compensation programs are critical in attracting, retaining and motivating the talent KEYW needs to achieve its stated objectives. To this end, in the third quarter of 2009 our board of directors engaged Grant Thornton LLP, which we refer to as “Compensation Consultant”, to assist the compensation committee in its assessment of the competitiveness of our executive compensation practices. Pursuant to its engagement, Compensation Consultant completed a benchmarking analysis of total direct compensation for top executives and other key employees and made recommendations to management and the compensation committee regarding executive and key employee compensation based on its benchmarking analysis. In addition, Compensation Consultant assisted in the design of a new annual incentive plan and a new long-term incentive plan for KEYW executives and employees commencing in 2010. See “Executive Compensation —  Components of Compensation” below, for further discussion of our annual incentive and long-term incentive plans. Compensation Consultant performed its work under the direction and authority of the board of directors and the compensation committee, with input from management. At management’s direction, Compensation Consultant assisted in drafting this section (“Executive Compensation”), but did not provide any other services directly to management or the Company.

Compensation Consultant’s benchmarking analysis was based on two distinct peer groups which it developed jointly with executive management.

The first peer group developed by Compensation Consultant and executive management and examined by the compensation committee consisted of companies that are comparable to KEYW with respect to industry and size as measured by revenues. The compensation committee reviewed companies that provide similar services/products to the Intelligence Community, which we refer to as the Industry Peer Group. The Industry Peer Group was as follows:

• Aerovironment, Inc. • American Science & Engineering, Inc. • Applied Signal Technology, Inc. • Arcsight, Inc. • Argon ST, Inc. • Astronics Corporation • Axsys Technologies, Inc.	• Cogent, Inc. • Dynamics Research Corporation • Globe Communication Systems, Inc. • Integral Systems, Inc. • Kratos Defense & Security Solutions, Inc. • NCI, Inc. • Stanley, Inc.

The second peer group developed by Compensation Consultant and executive management and examined by the compensation committee consisted of companies that had completed an initial public offering in the last three years (2007 – 2009) with comparable deal values and market capitalization as anticipated by our management in their discussions with Compensation Consultant, which we refer to as the IPO Peer Group. The IPO Peer Group was as follows:

• Bridgepoint Education, Inc. • CardioNet, Inc. • Cumberland Pharmaceuticals, Inc. • Grand Canyon Education, Inc. • ICx Technologies, Inc. • IPC The Hospitalist Company, Inc.	• LogMeIn, Inc. • Medidata Solutions, Inc. • OpenTable, Inc. • Rosetta Stone, Inc. • Veraz Networks, Inc.

Compensation Consultant also utilized published survey data from the following sources:

•	2009/2010 Watson Wyatt Top Management Compensation Report (for services companies (with revenues ranging from $100 million to $449 million) and for all organizations (with revenues ranging from $250 million to $1 billion));
•	2009 Mercer Executive Benchmark Database (for professional services companies with revenues less than $500 million); and
•	2009 Radford Executive Survey (for all organizations with revenues ranging from $200 million to $499 million).

Compensation Consultant used these peer groups and industry surveys to present to the compensation committee data about salary, bonus and equity compensation at the 25th, 50th and 75th percentiles and the relative mix of these components of total compensation for executive and senior personnel positions at these comparable companies and in comparable industry and company groups. We use this compensation data as a reference point when setting compensation levels. Our compensation committee maintains discretion in determining the nature and extent to which this data is applied.

In the future, we anticipate examining market executive compensation practices utilizing the Industry Peer Group, but not the IPO Peer Group, as the Industry Peer Group more closely reflects our industry and competitors for customers and employees.

Components of Executive Compensation

The chart below lists and describes the elements currently included in our executive compensation program and summarizes our purpose in providing each such element. As further described below under “— Annual Incentives,” we did not have an annual incentive program in place for our executives for our 2009 fiscal year; we intend to include annual cash incentives as a component of our executive compensation program for 2010.

Compensation Component	Description	Purpose
Base Salary	Base compensation for performing core responsibilities and contributions to the Company.	Provide a steady source of income based primarily on scope of responsibility and years of experience.
Annual Incentives	Annual cash incentive opportunities are provided for under the KEYW Annual Incentive Plan and are expressed as a percentage of base salary. Threshold, target, and maximum incentive opportunities are established based on corporate, business unit, and individual goals.	Ensure focus on specific annual goals, provide annual performance-based cash compensation, and motivate achievement of critical short-term performance metrics.
Long-Term Incentives	Equity grants provided under our equity incentive plans to all executives and employees. Equity award types provided for include:
•    Stock options
•    Restricted stock/RSUs
•    Stock appreciation rights
	• Performance shares/units	Align the interests of executives with stockholders, provide for executive ownership of stock, attract, retain and motivate key talent, and reward long-term growth of the business.
Cash-based incentives also may be provided from time to time under our long-term incentive plan.
Discretionary Awards	One-time awards of cash or equity.	Intended to recognize exceptional contributions to KEYW’s business by individual executives and employees.
Retirement, Health, & Welfare Benefits	Includes benefits such as: • Health, dental and vision insurance • Life insurance • Disability insurance • Long Term Care • Paid Time Off & Holidays • Company 401(k) contributions.	These benefits are part of our broad-based total compensation program, available to all full-time employees of the Company.

Base Salary.  Base salary is intended to provide executives with a base level of regular income for performance of their essential duties and responsibilities. In general, base salaries for our NEOs are initially negotiated with the executive at the time executives are hired, and reviewed annually by our compensation committee and board of directors, with input from our Chief Executive Officer (other than with respect to himself). In determining base salaries, we consider the executive’s qualifications and experience, salaries of executives in similar positions at comparable companies as described above under “— Determination of Executive Compensation — Assessment of Competitive Practices and Role of Compensation Consultant,” and internal comparisons of the relative compensation paid to members of our executive team. For 2009, the compensation committee and our board of directors determined to maintain base salaries for our NEOs at the same level as base salaries in effect for 2008, with the exception of the base salary for Mr. Funk. On the recommendation of Mr. Moodispaw, the board of directors approved an increase to Mr. Funk’s base salary from $175,573 per year to $199,992 per year, to align Mr. Funk’s base salary with that of comparable senior employees at KEYW. In addition, during 2008, Mr. Moodispaw voluntarily reduced his base salary from $350,002 per year, as originally negotiated in his employment agreement, to $300,040 per year, as part of cost saving measures undertaken as part of KEYW’s formation and start-up.

As described above, in the fourth quarter of 2009, Compensation Consultant conducted a benchmarking analysis of total direct compensation for top executives and other key employees, which contained recommendations as to base salaries of our NEOs. For 2010, the compensation committee approved the following increases to the base salary of our executive officers over 2009 base salaries based on a review of Compensation Consultant’s analysis and recommendations and the recommendations of our Chief Executive Officer (as to other executive officers):

Name/Title	2009 Base Salary	2010 Base Salary	Percentage Increase
Leonard Moodispaw President and Chief Executive Officer	$300,040	$350,002	16.65%
John Krobath Chief Financial Officer	$200,013	$225,014	12.50%
Mark Willard Chief Impact Officer	$210,621	$240,011	13.95%
Edwin Jaehne Chief Strategy Officer	$180,960	$200,013	10.53%
Kimberly DeChello Chief Administrative Officer and Secretary	$167,669	$200,013	19.29%

Annual Incentives.  We did not have an annual incentive plan in place for fiscal year 2009, and except for the discretionary bonus paid to our Chief Executive Officer, as described below under “— Discretionary Awards,” we did not pay any bonuses to our NEOs in 2009. Effective January 2010, we adopted the KEYW Annual Incentive Plan, which we refer to as the annual incentive plan, or AIP. In general, all of our employees may become eligible to participate in the AIP, with our Chief Executive Officer retaining discretion to determine which employees (other than executive officers) are included in the AIP on a year-to-year basis. Approval of the compensation committee is required with respect to the inclusion of any of our executive officers in the AIP. The AIP is intended to:

•	Motivate eligible employees to achieve annual financial performance goals, other corporate goals or individual goals, depending on the level of seniority and responsibilities of the employee;
•	Reward employees for achievement of financial, business unit, and individual performance targets that contribute to the creation of long-term stockholder value; and
•	Provide maximum flexibility to reward individual employee performance and innovation.

Under the AIP, annual incentive opportunities are established each year as a percentage of each eligible employee’s base salary. For our Chief Executive Officer and other executive officers, performance goals and incentive opportunities are generally recommended by the compensation committee and determined by the board of directors in the first quarter of the fiscal year to which the award relates. For our Chief Executive Officer and other executive officers, annual incentive payments under the AIP are tied to company-wide financial performance targets. In establishing the AIP, the compensation committee and the board of directors felt that company-wide financial performance targets best gauge the performance of KEYW’s senior management team in growing short- and long-term stockholder value. For 2010, the compensation committee determined to set company-wide financial performance targets for our Chief Executive Officer and other executive officers based on the achievement of a combination of specified target revenue and specified target EBITDA, measured after giving effect to payments to employees under the AIP, which we refer to as the 2010 financial target. In particular, the compensation committee and the board of directors determined to weight achievement of the 2010 financial target 60% on the achievement of target revenue and 40% on the achievement of target EBITDA.

Annual incentive plan payouts for 2010 for our Chief Executive Officer and other executive officers will be based on the extent to which actual revenue and EBITDA performance (weighted as described above) meets the 2010 financial target, based on a sliding scale of performance. For our NEOs, actual revenue and EBITDA performance must achieve a minimum level of 90% of the 2010 financial target for any award to be paid under the AIP. For employees that are not executive officers, actual revenue and EBITDA performance must achieve a minimum level of either 80% or 90% of the 2010 financial target (or in the case of non-executive employees for which other performance targets have been established, 80% or 90% of such other performance target), depending on the particular employee’s job title and position. For 2010, the Chief Executive Officer’s incentive opportunity ranges from 37.5% to 112.5% of base salary, with a target of 75% of base salary. For each other executive officer, his or her incentive opportunity ranges from 25% of base salary to 75% of base salary, with a target of 50% of base salary.

The following table sets forth the minimum, target and maximum annual incentive payments potentially payable to our Chief Executive Officer and our other executive officers based on the percentage achievement of the 2010 financial target. The table is based on 2010 annual salaries.

	2010 Base Salary	Payment Level/Percentage Achievement of 2010 Financial Target
Name		Minimum/90%	Target/100%	Maximum/110%
Leonard Moodispaw	$350,002	$131,251	$262,502	$393,752
John Krobath	$225,014	$56,254	$112,507	$168,761
Mark Willard	$240,011	$60,003	$120,006	$180,008
Edwin Jaehne	$200,013	$50,003	$100,007	$150,010
Kimberly DeChello	$200,013	$50,003	$100,007	$150,010

AIP awards will be paid in cash. The amount payable pursuant to each award will be determined by the compensation committee based on achievement of the applicable performance targets. Under the AIP, the compensation committee has the discretion to increase or decrease the amount of the payout to an executive officer based on individual performance, provided such payout does not exceed the maximum payout permitted to the executive officer under the AIP. Additionally, the compensation committee may not make a discretionary increase in payment under the AIP to an executive officer subject to the $1,000,000 limit on compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), if the Company is intending to qualify the AIP awards for an exception to the compensation limit for such executive officer under Section 162(m) of the Code.

Long-Term Incentives.  We believe that our executives should have a continuing stake in our long-term success. We believe that equity compensation is the best means of aligning the interests of our executives and employees to the interests of our stockholders and of incentivizing our executives and employees to contribute to the long-term growth of stockholder value. We encourage our executives to hold a significant equity interest in our Company; however, we do not have specific share retention and ownership requirements for our executives.

In 2009, we awarded stock options and restricted stock awards to our NEOs under The KEYW Corporation 2008 Stock Incentive Plan (the 2008 Plan) and outside the 2008 Plan. See “— Executive Compensation Tabular Disclosures — Grants of Plan-Based Awards Table” for a detailed description of equity awards made to our NEOs during 2009 and “Executive Compensation — Equity Incentive Plans” for a detailed description of the 2008 Plan. These awards were made pursuant to initial equity awards for new hires and in response to the benchmark compensation analysis performed by Compensation Consultant, described above, which indicated that the equity component of our executive officers’ total compensation was under-weighted as compared to the peer companies reviewed in the Compensation Consultant analysis.

Awards granted under the 2008 Plan generally vest ratably on an annual basis over five years. No option or stock awards to NEOs in 2009 departed from the standard five year vesting other than the following: (i) our CFO received of 70,000 shares of restricted stock, issued pursuant to the 2008 Plan, which vest the ratably on an annual basis over three years; (ii) our CFO was awarded options to purchase 195,000 shares of common stock outside of the 2008 Plan, which vest ratably on an annual basis over three years; and (iii) restricted stock awards to NEOs totaling 32,500 restricted shares, not issued under the 2008 Plan, that cliff vest on December 2, 2012. In addition, in early 2009, the board of directors determined to modify the vesting of awards so as to have these awards vest ratably on an annual basis over three years. The board of directors determined that such three-year vesting would be applied to future awards.

As part of the board of directors’ and compensation committee’s review of competitive compensation practices conducted in the fourth quarter of 2009, the board of directors and compensation committee adopted a new long-term incentive plan, which we refer to as the long-term incentive plan or LTIP, which sets forth KEYW’s long-term incentive compensation policy for its executive officers and other employees. The LTIP applies with respect to long-term incentive compensation awards beginning in 2010. The LTIP is designed to:

•	Attract, retain, and motivate key contributors to KEYW’s profitability and growth;
•	Align employee and stockholder interests;
•	Share the benefits of appreciation in the value of KEYW’s common stock with key contributors; and
•	Facilitate stock ownership by key contributors.

The LTIP sets forth the framework KEYW intends to use for the award of long-term incentive compensation, and contemplates that KEYW may award various types of equity-based awards under its equity plans on an annual basis, including nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), performance shares, performance units, and other stock-based awards. The LTIP also contemplates awards linked to the value of our common stock but that are payable in cash. The type and mix of equity-based compensation awards made under the LTIP may vary from year-to-year based on KEYW’s compensation philosophy, employment needs and business goals.

Under the LTIP, long-term incentive awards equal in value to a set percentage of each eligible employee’s base salary are to be awarded annually to eligible employees.

In the near term, we anticipate that equity grants will be comprised mainly of stock options and RSUs, based on the board of directors’ and compensation committee’s review of competitive compensation practices conducted in the fourth quarter of 2009.

The anticipated metrics for granting annual long-term incentive awards under the LTIP are as follows:

	Value of Annual Long-Term Incentive Award (as a Percentage of Base Salary)	Proportion of Award Delivered In:
Executive Group		Stock Options	RSUs
Chief Executive Officer	125%	80%	20%
Other Executive Officers	75%	70%	30%

The break out between stock options and RSUs, as well as the different proportions for the CEO and other NEOs was based on recommendations from the Compensation Consultant’s compensation analysis. This analysis included an analysis of the group of peer companies selected by Compensation Consultant (as listed above) based on their relevance to our markets, size, and location and other market data to discern broader compensation trends in the market, as described above under “— Determination of Executive Compensation — Assessment of Competitive Practices and Role of Compensation Consultant.”

Discretionary Awards.  In 2009, we paid our Chief Executive Officer, Leonard Moodispaw, a one-time discretionary cash bonus of $2,100,000 to facilitate his purchase of 200,000 shares of our common stock and warrants to purchase an additional 100,000 shares of our common stock. Specifically, the discretionary award consisted of $1,100,000 to cover the purchase price of the common stock and warrants (which Mr. Moodispaw subsequently used to purchase these shares of common stock and warrants) and an additional $1,000,000 gross-up payment to cover the taxes associated with the grant to Mr. Moodispaw of the purchase price for these shares of common stock and warrants.

The board of directors decided to facilitate Mr. Moodispaw’s purchase of additional equity through the foregoing cash award in recognition of (i) Mr. Moodispaw’s contributions to the establishment of KEYW and the growth of its business, (ii) the importance of Mr. Moodispaw’s strong, long-term relationships with customers across the Intelligence Community, (iii) the board’s policy of encouraging executives to hold a significant equity stake in KEYW, and (iv) the benchmark compensation analysis performed by Compensation Consultant, described above, which indicated that the equity component of our executive officers’ total compensation was under-weighted as compared to the peer companies reviewed in the Compensation Consultant analysis.

Retirement, Health, & Welfare Benefits.  We operate in a competitive market for highly skilled technical and management staff who also hold high-level security clearances. As a result, our benefits programs must be competitive with those of our competitors since employees in our industry typically look at the complete compensation program being offered, including retirement, health and welfare benefits. Our benefits programs are available to all of our full-time employees and include health, dental and vision insurance, life insurance, disability insurance, long-term care, paid time off and company contributions under our 401(k) plan. We believe that it is important to maintain a competitive benefits program that complements our salary structure and confirms the commitment we have to maintaining a rewarding and enjoyable work environment.

Compensation Mix.  The following table summarizes the total direct compensation pay mix (based on target incentive opportunities) for our NEOs for 2009 and expected for our NEOs for 2010, based on the revisions to our compensation programs adopted by our board of directors and compensation committee in the fourth quarter of 2009.

	Fiscal Year 2009			Fiscal Year 2010
Executive	Base Salary	Annual Incentives	Long Term Incentives	Base Salary	Annual Incentives	Long Term Incentives
Leonard Moodispaw President and Chief Executive Officer(1)	60%	0%	40%	33%	25%	42%
John Krobath Chief Financial Officer (commencing May 6, 2009)	12%	0%	88%	44%	22%	34%
Frederick Funk Acting Chief Financial Officer (through May 5, 2009)(2)	88%	0%	12%
Mark Willard Chief Impact Officer	72%	0%	28%	44%	22%	34%
Edwin Jaehne Chief Strategy Officer	47%	0%	53%	44%	22%	34%
Kimberly DeChello Chief Administrative Officer and Secretary	70%	0%	30%	44%	22%	34%

(1)	Excludes the discretionary cash bonus provided to Mr. Moodispaw in 2009.
(2)	Mr. Funk’s duties as Chief Financial Officer were assumed by Mr. Krobath on May 6, 2009; accordingly, Mr. Funk ceased to serve as a Named Executive Officer of KEYW at that time.

Planned Compensation Actions for Fiscal 2010

Our compensation committee continually reviews our compensation policies and practices. One of the compensation policies and practices that our compensation committee reviewed for 2010 included the development and implementation of an employee stock purchase plan (“ESPP”). We plan to implement the ESPP following the completion of our initial public offering. The ESPP offers a maximum of 5 million shares of Common Stock for purchase by employees over the ten year life of the ESPP. Employees will be able to purchase shares through accumlulated payroll deductions at 85% of the fair market value of the shares based on the closing sales price of the shares on the purchase date, which shall occur at the end of each fiscal quarter. Individual employees will be limited to a maximum of 500 shares per quarter under the ESPP.

The review of our compensation policies and practices is intended to further support the goals and objectives of our compensation programs as a whole.

Tax and Accounting Considerations

Section 409A.  With the assistance of outside counsel, we have reviewed our employment agreements for compliance with Section 409A of the Code, and we are in the process of reviewing our other executive compensation and benefits plans for compliance with Section 409A of the Code. We expect to complete this process in 2010.

Section 162(m).  Section 162(m) of the Code limits our ability to deduct compensation paid in any given year to a “covered employee” (which includes all of the NEOs other than the CFO) in excess of $1.0 million. After the end of the “grandfather” period set forth under Section 162(m), as much as practicable, we will attempt to structure the compensation paid to our NEOs in a manner that enables us to deduct such compensation. Compensation is not subject to this deduction limitation if it qualifies as “performance based compensation” within the meaning of Section 162(m). In the event the proposed compensation for any of our NEOs is expected to exceed the $1.0 million limitation, the compensation committee will, in making decisions about such compensation, balance the benefits of tax deductibility with its responsibility to hire, retain and motivate executive officers with competitive compensation programs. We may approve the payment of compensation that exceeds the deductibility limitation under Section 162(m) in order to meet our compensation objectives or if we determine that doing so is otherwise in the interest of our stockholders.

Accounting for Stock-Based Compensation (FASB ASC Topic 718 Compensation — Stock Compensation, formerly SFAS 123(R), “FASB ASC Topic 718”).  FASB ASC Topic 718 requires the expensing of stock-based compensation, which includes equity incentive awards such as stock options and restricted stock. The expense related to stock options and restricted stock granted to certain executives and board members is determined in accordance with FASB ASC Topic 718.

Sections 280G and 4999.  Under Sections 280G and 4999 of the Code, a 20% excise tax may be levied on certain payments made to certain executives as a result of a change-of-control if such payments equal or exceed three times the executive’s “base amount” (as defined under Section 280G). In structuring our executive compensation, we seek to minimize the potential tax consequences that could arise under Sections 280G and 4999 in the event of a change-of-control of KEYW.

Compensation and Risk

The compensation committee considers, in establishing and recommending KEYW’s employee compensation policies and practices, whether the policy or practice encourages unnecessary or excessive risk taking. The compensation committee has concluded that any risks arising from KEYW’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on KEYW. Base salaries are fixed in amount and thus should not encourage unnecessary or excessive risk taking. While the annual incentive plan focuses executives on achievement of short-term or annual goals, and short-term goals may encourage the taking of short-term risks at the expense of long-term results, our annual incentive plan represents only a minority portion of each executive officer’s total compensation opportunity. The compensation committee believes that the annual incentive plan appropriately balances risk and the desire to focus executives on specific short-term goals that we believe are important to our success.

Going forward, a large percentage of the compensation provided to our executive officers and other key employees will be in the form of long-term incentive awards, which we believe are important to help further align our employees’ interests with those of our stockholders. The compensation committee believes that these awards will not encourage unnecessary or excessive risk taking since the ultimate value of the awards is tied to our stock price, and subject to long-term vesting schedules, to help ensure that employees have significant value tied to long-term stock price performance.

Executive Compensation Table Disclosures

Summary Compensation Table

The following table sets forth for the fiscal year ended December 31, 2009 the compensation awarded to, earned by, or paid to our NEOs.

Name and Principal Position	Salary ($)	Bonus ($)		Stock Awards ($)(2)(3)		Option Awards ($)(2)(3)		All Other Compensation ($)(4)		Total ($)
Leonard Moodispaw President & Chief Executive Officer	$300,040	$1,100,000	(1)	$41,250		$159,828		$1,032,473	(5)	$2,633,591
John Krobath(6) Chief Financial Officer (commencing May 6, 2009)	$120,969	$0		$412,500	(7)	$515,829	(7)	$19,501		$1,068,799
Frederick Funk(8) Acting Chief Financial Officer (through May 5, 2009)	$197,174	$0		$27,500		$72,038		$34,046		$330,758
Mark Willard Chief Impact Officer	$210,621	$0		$27,500		$53,276		$39,442		$330,839
Edwin Jaehne(9) Chief Strategy Officer	$94,308	$0		$27,500		$76,776		$5,131		$203,715
Kimberly DeChello Chief Administrative Officer	$167,669	$0		$27,500		$53,276		$33,118		$281,563

(1)	Reflects the portion of the one-time bonus we paid Mr. Moodispaw in 2009 to cover the purchase price of certain common stock and warrants subsequently purchased by Mr. Moodispaw in 2009. See “Compensation Discussion and Analysis — Components of Executive Compensation — Discretionary Awards” above.
(2)	Amounts reported in this column reflect the aggregate grant date fair value as calculated under FASB ASC Topic 718. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements which are included elsewhere in this prospectus, for a description of the assumptions used in making these calculations.
(3)	Equity awards granted to our NEOs in 2009 were issued out of our 2008 Plan with the exception of 195,000 shares of non-qualified stock options to our CFO which were not part of the 2008 or 2009 plans. See “— Executive Compensation — Equity Incentive Plans” for a description of our 2008 Plan.
(4)	Represents KEYW matching contributions under our 401(k) plan and premiums paid by KEYW for health, dental, vision, long-term care, life and disability insurance, as well as an expense allowance to cover miscellaneous non-travel business expenses. Except as described in footnote (5) to the Summary Compensation Table, none of the benefits included in the “All Other Compensation” column above for any of our NEOs exceeds the greater of $25,000 or 10% of the total amount of benefits for that NEO.
(5)	Reflects the portion of the one-time bonus we paid Mr. Moodispaw in 2009 as a gross-up payment to cover taxes associated with the company paying Mr. Moodispaw the purchase price for certain common stock and warrants subsequently purchased by Mr. Moodispaw in 2009. See “Compensation Discussion and Analysis — Components of Executive Compensation — Discretionary Awards” above.
(6)	Mr. Krobath’s employment commenced on May 6, 2009.
(7)	We provided Mr. Krobath with an initial equity award of 20,000 options in connection with the commencement of his employment, and equity awards of 75,000 shares of restricted stock and 220,000 options which the compensation committee recommended and the board of directors approved to grant to Mr. Krobath to raise his equity ownership in the Company to an acceptable level for his position in the Company.
(8)	Mr. Funk’s duties as Chief Financial Officer were assumed by Mr. Krobath on May 6, 2009.
(9)	Mr. Jaehne’s employment commenced June 15, 2009.

Grants of Plan-Based Awards Table

The following table sets forth the equity awards, both plan-based and outside of plan, granted to the NEOs during fiscal year 2009. We did not grant non-equity incentive awards to any executives for fiscal year 2009.

Executive Officer	Grant Date	Stock awards: Number of shares of stock or units (#)		Option awards: Number of securities underlying options (#)		Exercise price of option awards ($/Sh)	Grant date fair value of stock and option awards(1) ($)
Leonard Moodispaw	10/16/09			75,000	(2)(6)	$5.50	$159,828
	12/02/09	7,500	(3)				$41,250
John Krobath	07/16/09			20,000	(2)(7)	$5.50	$47,000
	10/16/09			25,000	(2)(6)	$5.50	$53,276
	10/16/09			195,000	(4)	$5.50	$415,552
	12/02/09	70,000	(5)				$385,000
	12/02/09	5,000	(3)				$27,500
Frederick Funk	02/10/09			10,000	(2)(7)	$5.00	$18,762
	10/16/09			25,000	(2)(6)	$5.50	$53,276
	12/02/09	5,000	(3)				$27,500
Mark Willard	10/16/09			25,000	(2)(6)	$5.50	$53,276
	12/02/09	5,000	(3)				$27,500
Edwin Jaehne	07/16/09			10,000	(2)(7)	$5.50	$23,500
	10/16/09			25,000	(2)(6)	$5.50	$53,276
	12/02/09	5,000	(3)				$27,500
Kimberly DeChello	10/16/09			25,000	(2)(6)	$5.50	$53,276
	12/02/09	5,000	(3)				$27,500

(1)	Amounts reported in this column reflect the aggregate grant date fair value as calculated under FASB ASC Topic 718. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements, which are included elsewhere in this prospectus, for a description of the assumptions used in making these calculations.
(2)	Non-Qualified Stock Options granted under the 2008 Plan.
(3)	Restricted Stock Awards — granted outside of the 2008 and 2009 plans. These awards are scheduled to vest on December 2, 2012, subject to continued employment with us through that date.
(4)	Non-Qualified Stock Options — granted outside of the 2008 and 2009 plans. These awards are scheduled to vest with respect to 65,000 non-qualified out of plan shares on October 16th in each of 2010, 2011, and 2012, subject to continued employment with us through each such vesting date.
(5)	Restricted Stock Award granted under the 2008 Plan. 10,000 vested immediately; 20,000 shares vest annually on April 1st 2010, 2011, 2012, subject to continued employment with us through each such vesting date.
(6)	These awards are scheduled to vest with respect to 25% of the award on October 16th in each of 2010, 2011, 2012 and 2013, subject to employment with us through each such vesting date.
(7)	These awards are scheduled to vest with respect to 20% of the award each anniversary of the grant date until fully vested, subject to continued employment with us through each such vesting date.

For descriptions of our NEOs’ employment agreements and our equity incentive plans, please see “— Employment Agreements” and “— Equity Incentive Plans” below.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the equity awards outstanding as of the end of fiscal year 2009 and held by each NEO.

		Option Awards					Stock Awards
Executive Officer	Grant Date	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units That Have Not Vested(1)
Leonard Moodispaw	10/16/2009		75,000	(3)	$5.50	10/15/2019
	12/2/2009						7,500	(2)	$41,250
John Krobath	7/16/2009		20,000	(5)	$5.50	7/15/2019
	10/16/2009		25,000	(3)	$5.50	10/15/2019
	10/16/2009		195,000	(4)	$5.50	10/15/2019
	12/2/2009						60,000	(6)	$330,000
	12/2/2009						5,000	(2)	$27,500
Frederick Funk	2/10/2009		10,000	(5)	$5.00	2/9/2019
	10/16/2009		25,000	(3)	$5.50	10/15/2019
	12/2/2009						5,000	(2)	$27,500
Mark Willard	10/16/2009		25,000	(3)	$5.50	10/15/2019
	12/2/2009						5,000	(2)	$27,500
Edwin Jaehne	7/16/2009		10,000	(5)	$5.50	7/15/2019
	10/16/2009		25,000	(3)	$5.50	10/15/2019
	12/2/2009						5,000	(2)	$27,500
Kimberly DeChello	10/16/2009		25,000	(3)	$5.50	10/15/2019
	12/2/2009						5,000	(2)	$27,500

(1)	Market value for this purpose is determined based on the number of units outstanding multiplied by our stock price of $5.50 on December 31, 2009.
(2)	These awards are scheduled to vest on December 2, 2012, subject to continued employment with us through that date.
(3)	These awards are scheduled to vest with respect to 25% of the award on October 16th in each of 2010, 2011, 2012 and 2013, subject to continued employment with us through each such vesting date.
(4)	These awards are scheduled to vest with respect to 65,000 non-qualified out of plan shares on October 16th in each of 2010, 2011 and 2012, subject to continued employment with us through each such vesting date.
(5)	These awards are scheduled to vest with respect to 20% of the award each anniversary of the grant date until fully vested, subject to continued employment with us through each such vesting date.
(6)	10,000 vested immediately; 20,000 shares vest annually on April 1st 2010, 2011, and 2012.

Options Exercised and Stock Vested in the Fiscal Year

The following table sets forth the stock awards that vested for each NEO during fiscal year 2009. No stock options were exercised by our NEOs during fiscal year 2009.

	Stock Awards
Executive Officer	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Leonard Moodispaw	0	$0
John Krobath	10,000	$55,000
Frederick Funk	0	$0
Mark Willard	0	$0
Edwin Jaehne	0	$0
Kimberly DeChello	0	$0

Employment Agreements

We have entered into employment agreements with all of our NEOs. Each agreement provides for retention of the NEO for an employment term continuing through August 24, 2012, which we refer to as the “guaranteed employment term.” In addition, each agreement provides that if we terminate the employment of the NEO without “cause” or for “disability” prior to the expiration of the guaranteed employment term, the NEO is entitled to receive compensation and benefits otherwise payable to him or her through the later to occur of August 24, 2012 or the last day of actual employment, whichever is greater. Pursuant to the employment agreements, upon the expiration of the guaranteed employment term, an NEO’s employment is converted to “at-will” employment and the NEO is no longer entitled any severance payments under the employment agreement. Payment and benefit levels were not based on independent competitive analysis but represent what we believed to be reasonable protections. Severance and change-in-control protections provided for in the employment agreements were not considered when making decisions on compensation elements.

The agreements also provide for the payment of certain amounts to the NEO upon a “change of control” that occurs within the guaranteed employment term. Under each employment agreement “change of control” is defined as the occurrence of any of (w) an acquisition after the date of the employment agreement by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of in excess of 50% of the voting securities of KEYW, (x) the dissolution or liquidation of KEYW or a merger, consolidation, or reorganization of KEYW with one or more other entities in which KEYW is not the surviving entity, unless the holders of KEYW’s voting securities immediately prior to such transaction continue to hold at least 51% of such securities following such transaction, (y) the consolidation or sale of all or substantially all of the assets of KEYW in one or a series of related transactions, or (z) the completion by KEYW of an agreement to which KEYW is a party or by which it is bound, providing for any of the events set forth in the above clauses (w), (x) or (y).

Specifically, the agreements provide that upon a change of control, the following occurs:

1)	CEO — The CEO is entitled to receive a cash payment in an amount equal to three (3) times (the total of the employee’s current base salary plus the greater of (the total cash bonuses paid during the last 24 months divided by two (2) or (current year’s target annual incentive opportunity)). If employment is terminated within one (1) year following the change-in-control, employee will be entitled to receive compensation and severance benefits for the remainder of the guaranteed employment period or for twelve (12) months, whichever is greater. This qualifying termination is if the Company terminates the employee without cause or at-will by the employee for “good reason”. Employee will continue to have health care, dental, disability or life insurance benefits for three years following the change-of-control. Further, subject to any overriding laws, the Company shall not be required to provide health care, dental, disability or life insurance benefits otherwise receivable by employee if employee is actually covered or becomes covered by an equivalent benefit (at the same or lesser cost to employee, if any) from another source. Any such benefit made available to Employee shall be reported to the Company. Stock options will remain exercisable for a period of one (1) year following termination, and any outstanding equity awards shall vest immediately upon the change-of-control. The company will provide a gross-up payment if payments exceed the IRS “safe harbor” limit by more than 10%. To the extent payments are less than or equal to 10% of the safe harbor, then payments are reduced to the safe harbor amount to avoid any excise tax liability.
2)	NEO’s, other than the CEO — The NEO is entitled to receive a cash payment in an amount equal to two (2) times the (total of the employee’s current base salary plus the greater of (the total cash bonuses paid during the last 24 months divided by two (2) or (current year’s target annual incentive opportunity)). If employment is terminated within one (1) year following the change-in-control, employee will be entitled to receive compensation and severance benefits for the remainder of the guaranteed period or for twelve (12) months, whichever is greater. This qualifying termination is if the Company terminates the employee without cause or at-will by the employee for “good reason”. Employee will continue to have health care, dental, disability or life insurance benefits for three years following the change-of-control. Further, subject to any overriding laws, the Company shall not be required to provide health care, dental, disability or life insurance benefits otherwise receivable by employee if employee is actually covered or becomes covered by an equivalent benefit (at the same or lesser cost to employee, if any) from another source. Any such benefit made available to employee shall be reported to the Company. Stock options will remain exercisable for a period of one (1) year following termination, and any outstanding equity awards shall vest immediately upon the change-of-control. The company will provide a gross-up payment if payments exceed the IRS “safe harbor” limit by more than 10%. To the extent payments are less than or equal to 10% of the safe harbor, then payments are reduced to the safe harbor amount to avoid any excise tax liability.

The right of each NEO under his or her employment agreement to receive payment upon a change of control is commonly referred to as a “single trigger” payment right (i.e., the NEO’s employment does not have to be terminated following the change of control for the executive to receive the cash payment). The board of directors and compensation committee considered the inclusion of a single trigger payment mechanism upon a change of control as part of the full package of benefits contained in each NEO’s employment agreement. The board of directors and compensation committee believe that it is important for KEYW, as a start-up company, in attracting and retaining executive management that it provide certainty of employment and the opportunity to benefit from long-term appreciation in equity value during KEYW’s start-up and initial growth. Accordingly, as described above, the employment agreements provide each NEO with a guaranteed employment term through the earlier of 2012 or a change of control. If KEYW is acquired in a change of control prior to 2012, the board of directors and compensation committee believe it is important in attracting and retaining executive management that they be compensated for the termination of their guaranteed employment term and for potentially foregoing the long-term appreciation in equity value that they might realize if the company were to continue operating independently until 2012. By providing that the executive is paid on a change of control regardless of whether the executive has been terminated or demoted or has otherwise experienced any diminution in compensation or duties, the board of directors believes that it is providing its NEOs with a reasonable and desirable level of financial security in the event that we experience a change-of-control prior to 2012.

Each employment agreement also contains confidentiality and proprietary information protection provisions to the benefit of KEYW and non-competition and non-solicitation covenants applicable to the NEO during his or her term of employment and for a one-year period following termination of the NEO’s employment with KEYW. Further, each employment agreement provides for reimbursement by KEYW of all reasonable, ordinary and necessary business, travel or entertainment expenses incurred by the NEO in the performance of his or her services to KEYW in accordance with KEYW’s policies.

Under each employment agreement “cause” is defined as (a) a good faith finding by KEYW that (i) the NEO has failed to perform his or her reasonably assigned duties and has failed to remedy such failure within 10 days following written notice from KEYW to the NEO notifying him or her of such failure, or (ii) the NEO has engaged in dishonesty, gross negligence or misconduct; (b) the conviction of the NEO of, or the entry of a pleading of guilty or nolo contendere by the NEO to, any crime involving any felony; (c) the NEO has breached fiduciary duties owed to KEYW or has materially breached the terms of his or her employment agreement or any other agreement between the NEO and KEYW; or (d) the failure of the NEO to maintain his or her security clearance if such clearance is necessary to perform the duties assigned to the NEO under his or her employment agreement.

The agreements contain the following specific terms for each 2010 NEO:

Leonard Moodispaw.  Mr. Moodispaw’s employment agreement provides for his employment as President and Chief Executive Officer during the guaranteed employment period. Under his employment agreement, Mr. Moodispaw is entitled to an initial base salary of $350,002 per year, subject to the approval of the board of directors, who may from time to time alter his base salary. In addition, Mr. Moodispaw is entitled to certain benefits, including vacation, health insurance and other insurance benefits.

John Krobath.  Mr. Krobath’s employment agreement provides for his employment as Executive Vice President, Chief Financial Officer during the guaranteed employment period. Under his employment agreement, Mr. Krobath is entitled to an initial base salary of $225,014 per year, subject to the approval of the board of directors, who may from time to time alter his base salary. In addition, Mr. Krobath is entitled to certain benefits, including vacation, health insurance and other insurance benefits.

Mark Willard.  Mr. Willard’s employment agreement provides for his employment as Executive Vice President during the guaranteed employment period. Under his employment agreement, Mr. Willard is entitled to an initial base salary of $240,011 per year, subject to the approval of the board of directors, who may from time to time alter his base salary. In addition, Mr. Willard is entitled to certain benefits, including vacation, health insurance and other insurance benefits.

Edwin Jaehne.  Mr. Jaehne’s employment agreement provides for his employment as Vice President, Chief Strategy Officer during the guaranteed employment period. Under his employment agreement, Mr. Jaehne is entitled to an initial base salary of $200,013 per year, subject to the approval of the board of directors, who may from time to time alter his base salary. In addition, Mr. Jaehne is entitled to certain benefits, including vacation, health insurance and other insurance benefits.

Kimberly DeChello.  Ms. DeChello’s employment agreement provides for her employment as Executive Vice President, Secretary during the guaranteed employment period. Under her employment agreement, Ms. DeChello is entitled to an initial base salary of $200,013 per year, subject to the approval of the board of directors, who may from time to time alter her base salary. In addition, Ms. DeChello is entitled to certain benefits, including vacation, health insurance and other insurance benefits.

Potential Payments Upon Termination or Change of Control

The section below describes the payments that may be made to our NEOs in connection with a change of control or pursuant to certain termination events.

The employment agreements for our NEOs, described above, have certain provisions that provide for payments to them (a) in the event of the termination of their respective employment without cause and (b) upon a change of control.

In addition, our equity plans provide that, upon a change of control (as defined in our 2008 Plan and 2009 Stock Incentive Plan), our board of directors may elect to cause all outstanding shares of restricted stock and all outstanding stock options awarded under the 2008 Plan and 2009 Stock Incentive Plan to become immediately exercisable for a period of fifteen days prior to the scheduled consummation of the change of control. See “Executive Compensation — Equity Incentive Plans” for a detailed description of the terms of our equity incentive plan.

The following table sets forth the Company’s estimated payment obligations that would arise in the event of (i) the termination of the NEO’s employment without cause or (ii) a change of control of KEYW. The estimated payments assume that the relevant termination or change of control occurred as of December 31, 2009, using the price of our common stock as of December 31, 2009, which was $5.50 per share.

	TERMINATION WITHOUT CAUSE			CHANGE-OF-CONTROL
	Severance Pay ($)(1)	Welfare Benefits Continuation ($)(1)	Total	Cash Payment ($)(2)	Accelerated Vesting of Stock Options ($)(3)(4)	Accelerated Vesting of Restricted Stock ($)(3)(4)	Total
Leonard Moodispaw	$812,689	$32,984	$845,673	$4,050,120	$412,500	$552,420	$5,015,040
John Krobath	$526,087	$5,508	$531,595	$400,026	$1,320,000	$357,500	$2,077,526
Frederick Funk	$534,776	$14,578	$549,354	$399,984	$192,500	$390,500	$982,984
Mark Willard	$562,691	$32,893	$595,584	$421,242	$137,500	$390,500	$949,242
Edwin Jaehne	$477,254	$32,747	$510,001	$361,920	$192,500	$52,250	$606,670
Kimberly DeChello	$454,269	$14,639	$468,908	$335,378	$137,500	$390,500	$863,378

(1)	See “Executive Compensation — Employment Agreements” above for a description of the severance payment and benefits continuation that would be payable to the NEO upon termination without cause.
(2)	See “Executive Compensation — Employment Agreements” above for a description of the calculation of the cash payment owed to an NEO upon a change of control.
(3)	Assumes full vesting of stock options and restricted stock awards in connection with a change of control. See “Executive Compensation — Equity Incentive Plan” below for a description of the potential acceleration of stock options and restricted stock awards in connection with a change of control.
(4)	Calculated based on our common stock share price of $5.50 as of December 31, 2009.

Equity Incentive Plans

2008 Stock Incentive Plan

Overview.  The KEYW Corporation 2008 Stock Incentive Plan (which we refer to as our 2008 Stock Incentive Plan, or 2008 Plan) was adopted by our wholly-owned subsidiary, The KEYW Corporation, on July 31, 2008 (inception). Pursuant to a corporate restructuring, we assumed the 2008 Plan and the awards thereunder from The KEYW Corporation, in December 2009. The purpose of the 2008 Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve KEYW and to expend maximum effort to improve the business results and earnings of KEYW, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of KEYW. Under the 2008 Plan, 1,000,000 shares of our common stock were reserved for issuance as potential awards under the plan. As of June 30, 2010, options to purchase 625,750 shares of our common stock were outstanding under the 2008 Plan and 328,900 shares of restricted stock were outstanding under the 2008 Plan.

In general, options and restricted shares awarded under the 2008 Plan are subject to vesting over a five-year period beginning on the grant date, except for grants of stock options in an amount less than 1,000 shares. These awards vest over a three-year period.

As of June 30, 2010, outstanding options under the 2008 Plan had a weighted average exercise price of $5.37 per share, and had expiration dates ranging from July 30, 2018 to December 29, 2019. In connection with the adoption of our 2009 Plan (described below), we ceased making awards under the 2008 Plan, and no additional shares are reserved for new grants under the 2008 Plan. The 2008 Plan remains in effect, however, with respect to awards outstanding under the plan.

Effective Date and Term.  The 2008 Plan was effective as of the date of approval by our board of directors, or July 31, 2008 (inception), and will expire at the close of a ten-year term unless earlier terminated by our board of directors.

Administration, Amendment and Termination.  Our board of directors has the power and authority to administer the 2008 Plan. As permitted by the terms of the 2008 Plan, prior to this offering, our board of directors has delegated this power and authority to our compensation committee. The compensation committee has the authority to interpret the terms and intent of the 2008 Plan and make all determinations necessary or advisable for the administration of the 2008 Plan.

The compensation committee may amend, suspend or terminate the 2008 Plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the 2008 Plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation.

Award Types.  The 2008 Plan provides for the grant of incentive stock options, non-qualified stock options and restricted stock. An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements. “Restricted stock” is an award of common stock on which restrictions are imposed over specified periods that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. No incentive stock options were issued under the 2008 Plan.

Shares Issued under the 2008 Plan.  Shares issued under the 2008 Plan may be authorized as unissued shares or treasury shares. Any shares covered by an award, or portion of an award, granted under the 2008 Plan that are forfeited or canceled, expire or are settled in cash will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the 2008 Plan.

If any stock option is exercised by tendering shares to us, or if we withhold shares to satisfy tax withholding obligations in connection with such an exercise, as full or partial payment in connection with the exercise of a stock option under the 2008 Plan, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the 2008 Plan.

Terms and Conditions of Option Awards.  An option granted under the 2008 Plan is exercisable only to the extent that it is vested. No option may be exercisable more than ten years from the option grant date.

The exercise price per share for each option granted under the 2008 Plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a 10% stockholder, of the fair market value of the common stock on the option grant date. Prior to the cessation of awards under the 2008 Plan, fair market value was determined in good faith by our board of directors in a manner consistent with Section 409A of the Internal Revenue Code. Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding option which reduces the exercise price, either by lowering the exercise price or by canceling the outstanding option and granting a replacement option with a lower exercise price.

Payment of the exercise price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to us or, to the extent permitted by law, in any other form that is consistent with applicable laws, regulations and rules, including NASDAQ rules.

The non-qualified stock options awarded under the 2008 Plan are generally non-transferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of non-qualified stock options also may be transferred to family members by gift or other transfers deemed not to be for value.

Terms and Conditions of Restricted Stock Awards.  Subject to the provisions of the 2008 Plan, our board of directors determined the terms and conditions of each award of restricted stock, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the common stock subject to the award. Holders of shares of restricted stock have the right during the restricted period to exercise full voting rights with respect to those shares and the right to receive any dividends declared or paid with respect to the shares.

The shares of restricted stock awarded under the 2008 Plan are generally nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Adjustment of Shares Subject to 2008 Plan.  In the event of any increase or decrease in the number of outstanding shares of our common stock, or in the event such shares are changed into or exchanged for a different number or kind of shares or other securities of ours on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Certain Corporate Transactions.  Certain corporate transactions involving us, such as a sale or other change-of-control of KEYW, may cause awards granted under the 2008 Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the corporate transaction. Upon such a transaction the compensation committee may also elect to cancel outstanding awards in exchange for cash or securities equal in value to the shares subject to the award, less, in the case of stock options, the aggregate exercise price.

2009 Stock Incentive Plan

Overview.  The KEYW Holding Corporation 2009 Stock Incentive Plan (which we refer to as our 2009 Stock Incentive Plan, or 2009 Plan), was adopted on December 29, 2009. As with our 2008 Plan, the purpose of the 2009 Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve KEYW and to expend maximum effort to improve the business results and earnings of KEYW, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of KEYW. The 2009 Plan provides for the grant of stock options (in the form of either incentive stock options or non-qualified stock options), restricted stock, and restricted stock units (RSUs). Awards may be made under the 2009 Plan to any employee, officer, or director of KEYW or, except for incentive stock options, to any consultant or adviser currently providing services to KEYW. Under the 2009 Plan, 12,000,000 shares of our common stock are reserved for issuance under the plan; provided, however, that awards will not be granted in excess of 12% of our total issued and outstanding common stock at any given time. Of the total shares reserved under the plan, as of June 30, 2010, non-qualified stock options for 484,500 shares of our common stock were outstanding and 52,500 shares of restricted stock were outstanding under the 2009 Plan. No RSUs or incentive stock options have been issued under the 2009 Plan. As of June 30, 2010, outstanding options under the 2009 Plan had a weighted average exercise price of $7.01 per share and had expiration dates ranging from December 29, 2019 to June 16, 2020.

In general, options and restricted shares awarded under the 2009 Plan are subject to vesting over a three-year period. However, our compensation committee, which administers the 2009 Plan, has discretion to determine other vesting terms of equity awards at the time of grant.

Effective Date and Term.  The 2009 Plan was effective as of the date of approval by our board of directors, or December 29, 2009, and will expire at the close of a ten-year term unless earlier terminated by our board of directors.

Administration, Amendment and Termination.  Our board of directors has the power and authority to administer the 2009 Plan. As permitted by the terms of the 2009 Plan, prior to this offering our board of directors has delegated this power and authority to our compensation committee. The compensation committee has the authority to interpret the terms and intent of the 2009 Plan, determine eligibility and terms of awards for participants and make all other determinations necessary or advisable for the administration of the 2009 Plan.

The compensation committee may amend, suspend or terminate the 2009 Plan at any time with respect to any shares of our common stock as to which awards have not been made. No such action may amend the 2009 Plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including NASDAQ rules.

Award Types.  As noted above, the 2009 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock and restricted stock units. “Restricted stock units,” or “RSUs,”

are awards that represent a conditional right to receive shares of common stock in the future and that may be made subject to the same types of restrictions and risk of forfeiture as restricted stock.

Shares Issued Under The 2009 Plan.  Shares issued under the 2009 Plan may be authorized as unissued shares or treasury shares. Any shares covered by an award, or portion of an award, granted under the 2009 Plan that are forfeited or canceled, expire or are settled in cash will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the 2009 Plan.

If any stock option is exercised by tendering shares to us, or if we withhold shares to satisfy tax withholding obligations in connection with such an exercise, as full or partial payment in connection with the exercise of a stock option under the 2009 Plan, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the 2009 Plan.

Terms and Conditions of Option Awards.  An option granted under the 2009 Plan will be exercisable only to the extent that it is vested. No option may be exercisable more than ten years from the option grant date. The compensation committee may include in the option agreement the period during which an option may be exercised following termination of employment or service.

The exercise price per share for each option granted under the 2009 Plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a 10% stockholder, of the fair market value of the common stock on the option grant date. Prior to the offering, fair market value was determined in good faith by our board of directors or compensation committee in a manner consistent with Section 409A of the Internal Revenue Code. After the offering, for so long as the common stock is listed on the NASDAQ, the fair market value of the common stock will be the closing price of the common stock as reported on the NASDAQ on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on the NASDAQ for the last preceding date on which sales of the common stock were reported. If the shares of common stock are listed on more than one established stock exchange, the fair market value will be the closing price of a share of common stock reported on the exchange selected by the board of directors. If the common stock is not at the time listed or admitted to trading on a stock exchange, fair market value will be the mean between the highest bid and lowest asked prices or between the high and low sale prices of the common stock. If the common stock is not listed on any stock exchange or traded in the over-the-counter market, fair market value will be determined in good faith by our compensation committee in a manner consistent with Section 409A of the Internal Revenue Code.

Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding option which reduces the exercise price, either by lowering the exercise price or by canceling the outstanding option and granting a replacement option with a lower exercise price.

Payment of the exercise price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to us or, to the extent permitted by law, in any other form that is consistent with applicable laws, regulations and rules, including NASDAQ rules.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the 2009 Plan.

In the case of incentive stock options, the aggregate fair market value of the common stock determined on the option grant date with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

Incentive stock options are non-transferable during the optionee’s lifetime. Awards of non-qualified stock options are generally non-transferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of non-qualified stock options also may be transferred to family members by gift or other transfers deemed not to be for value.

The compensation committee may impose restrictions on any shares of common stock acquired pursuant to the exercise of an option as it deems advisable, including minimum holding period requirements or restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which the shares of common stock are then listed or traded, or under any blue sky or state securities laws applicable to the shares of common stock.

Terms and Conditions of Restricted Stock and Restricted Stock Units.  Subject to the provisions of the 2009 Plan, the compensation committee will recommend and the board of directors will determine the terms and conditions of each award of restricted stock and RSUs, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the common stock subject to the award. Unless otherwise recommended by the compensation committee, to the extent permitted or required by law as determined by the board of directors, holders of shares of restricted stock will have the right during the restricted period to exercise full voting rights with respect to those shares and the right to receive any dividends declared or paid with respect to the shares. Holders of RSUs will not have the right during the restricted period to exercise any voting rights with respect to our common stock or to receive any dividends declared or paid with respect to our common stock.

The restrictions and the restricted period may differ with respect to each participant. An award will be subject to forfeiture if events specified by the Compensation Committee occur before the lapse of the restrictions.

Awards of restricted stock and RSUs are generally nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Adjustment of Shares Subject to 2009 Plan.  In the event of any increase or decrease in the number of outstanding shares of our stock, or in the event such shares are changed into or exchanged for a different number or kind of shares or other securities of ours on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Certain Corporate Transactions.  Certain corporate transactions involving us, such as a sale of KEYW or change of control, may cause awards granted under the 2009 Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the corporate transaction. Upon such a transaction the compensation committee may also elect to cancel outstanding awards in exchange for cash or securities equal in value to the shares subject to the award, less, in the case of stock options, the aggregate exercise price.

Non-Plan Awards

Grants Made Outside of the 2008 Plan and 2009 Plan.  On October 16, 2009, our CFO was awarded options to purchase 195,000 shares of common stock outside of the 2008 Plan pursuant to a Non-Qualified Stock Option Agreement. The options, which vest ratably on an annual basis over three years beginning on October 16, 2010 and expire on October 15, 2019, have a per share exercise price of $5.50. In addition, on December 2, 2009, our NEOs received restricted stock awards pursuant to Restricted Stock Agreements with each grantee, such awards totaling 32,500 restricted shares. These shares of restricted stock cliff vest on December 2, 2012.

Effect of Certain Corporate Transactions.  Under the Non-Qualified Stock Option Agreement with our CFO, the options will be subject to the terms of the agreement of merger, liquidation, or reorganization in the event that we are subject to any corporate transaction of this nature. Under the Restricted Stock Agreements for the grants made on December 2, 2009, upon a change in control these awards will either (i) automatically vest fifteen (15) days prior to the consummation of a change in control and will remain exercisable for a period of fifteen (15) days, or (ii) in the sole discretion of the board of directors, may be cancelled and converted into the right to receive a cash payment equal to the product of the number of shares subject to such award and the amount, if any, by which the formula or fixed price per share paid to holders of shares of stock pursuant to the transaction exceeds the price applicable to the restricted shares.

Federal Income Tax Consequences

Incentive Stock Options. The grant of an option will not be a taxable event for the grantee or for us. A grantee will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of our common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares of common stock for at least two years after the date of grant and for one year after the date of exercise (the “holding period requirement”). We will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an option to qualify for the foregoing tax treatment, the grantee generally must be our employee or an employee of our subsidiary from the date the option is granted through a date within three months before the date of exercise of the option. If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the common stock in an amount generally equal to the excess of the fair market value of the common stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. We will be allowed a business expense deduction to the extent the grantee recognizes ordinary income.

Non-Qualified Options.  The grant of an option will not be a taxable event for the grantee or for us. Upon exercising a non-qualified option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of common stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised). We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Restricted Stock.  A grantee who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse and dividends paid while the common stock is subject to restrictions will be subject to withholding taxes. We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Restricted Stock Units.  There are no immediate tax consequences of receiving an award of restricted stock units under the 2009 Plan. A grantee who is awarded restricted stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such grantee at the end of the restriction period or, if later, the payment date. We will generally be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Upon completion of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our audit committee, another independent committee of our board of directors or the full board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000 will be required to be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transactions policy will be available on our website at www.keywcorp.com.

Related Person Transactions

Set forth below is a summary of those transactions occurring since our inception in July 2008 that involve us and one or more of our (i) directors, (ii) executive officers, or (iii) beneficial owners of more than 5% of our common stock outstanding before completion of the offering (a “5% stockholder”) (or any of the foregoing person’s affiliates or associates) (which we refer to collectively as “related persons”), in each case, in which the amount involved in the transaction exceeds or will exceed $120,000.

Lease.  The facility where our headquarters is located in Hanover, Maryland is leased from Corporate Office Properties, L.P., or COP. Please see “Compensation Committee Interlocks and Insider Participation” for the description of this transaction.

Family Relationships.  H. Jeffrey Leonard, the President of GEF Capital Company Holdings, LLC and Manager of Thunderclap Holdings, LLC, is the brother-in-law of Caroline S. Pisano, one of our directors and a 5% stockholder. GEF Capital Company Holdings, LLC and Thunderclap Holdings, LLC invested approximately $8.0 million and $2.5 million, respectively, as part of the initial and second round private placements of our common stock and warrants that took place in August 2008 and May 2009.

Gwen S. Pal, who is our Vice President and Chief Compliance Officer, is the daughter of Leonard E. Moodispaw, our Chief Executive Officer and a member of our board of directors. Prior to October 2009 when Ms. Pal assumed her current position, she acted as our Senior Contracts Manager. Ms. Pal’s annual salary is approximately $112,507 and she has also received as part of her total compensation package restricted shares of common stock and options worth $80,776.

Issuance of Promissory Notes.  In March 2010 we issued $8.0 million and in April 2010 we issued an additional $250,000 of subordinated unsecured promissory notes bearing interest at an annual rate of 8% and warrants to purchase up to 20,000 shares of common stock, or a pro rata portion thereof, for each $1.0 million loaned. The notes were issued to five of our existing stockholders in connection with the financing of our acquisition of IIT. Three of our directors (including our Chief Executive Officer), who are also 5% stockholders, participated in the transaction, as did one other 5% stockholder. The following table sets forth the principal amount of notes purchased and the number of warrants issued to each related person that participated in this transaction, except for the John G. Hannon Revocable Trust U/A dated 03/09/04, whose participation is described above under “Compensation Committee Interlocks and Insider Participation”:

Name	Principal amount of notes	Number of Warrants
Vedanta Opportunities Fund, L.P.	$3,000,000	60,000
Leonard E. Moodispaw	$1,000,000	20,000
Caroline S. Pisano	$1,000,000	20,000

May 2009 Private Placement. In May 2009 we conducted a private placement of our common stock and warrants. Four of our directors (including our Chief Executive Officer and entities for which these directors have voting and dispositive power over shares held), who are also 5% stockholders, participated in this transaction, as did two other 5% stockholders. The private placement was conducted at a price per unit of $5.50, with each unit consisting of one share of common stock and warrant coverage equal to 50% of a share of common stock. The warrants have an exercise price of $5.50 per share and expire seven years from the date of issuance. The following table sets forth the amount of the investment, number of shares of common stock and number of warrants issued to each related person that participated in the May 2009 offering, except for Corporate Office Properties, L.P. and the John G. Hannon Revocable Trust U/A dated 03/09/04, whose investments are described above under “Compensation Committee Interlocks and Insider Participation”:

Name	Amount Invested	Number of Shares of Common Stock	Number of Warrants
Vedanta Opportunities Fund, L.P.	$7,000,004	1,272,728	636,364
GEF Capital Company Holdings, LLC	$5,000,006	909,092	454,546
Leonard E. Moodispaw	$995,500	181,000	90,500
Thunderclap Holdings, LLC	$500,005	90,910	45,455
Caroline S. Pisano	$500,005	90,910	45,455

Amended and Restated Stockholders’ Agreement.

We entered into an amended and restated stockholders’ agreement with a number of our stockholders, including all of our stockholders who are listed as beneficial owners of 5% or more of our outstanding stock, and with each of the following members of our board of directors: Leonard E. Moodispaw, Caroline S. Pisano and John G. Hannon. Our amended and restated stockholders’ agreement is described in this prospectus under the heading “Description of Capital Stock.”

Amended and Restated Registration Rights Agreement.

We entered into an amended and restated registration rights agreement that granted registration rights to a number of our stockholders, including all of our stockholders who are listed as beneficial owners of 5% or more of our outstanding stock, and with each of the following members of our board of directors: Leonard E. Moodispaw, Caroline S. Pisano and John G. Hannon. Our amended and restated registration rights agreement is described in this prospectus under the heading “Description of Capital Stock.”

Issuance of Warrants.

In March 2010 we issued a warrant to COP. Please see “Compensation Committee Interlocks and Insider Participation” for the description of this transaction.

Founder’s Equity

In connection with the original incorporation of KEYW in May 2008, Mr. Moodispaw purchased 100 shares of common stock at a purchase price of $0.001 per share and received 154,900 shares of restricted stock at a purchase price of $0.01 per share. Additionally, in 2009, Mr. Moodispaw received a one-time discretionary cash bonus of $2,100,000 to facilitate his purchase of 200,000 shares of our common stock and warrants to purchase an additional 100,000 shares of our common stock. This one-time bonus was granted, in part, in recognition of Mr. Moodispaw’s contributions to the establishment of KEYW and the growth of its business. See “Executive Compensation-Compensation Discussion and Analysis — Components of Executive Compensation.”

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of Our Capital Stock

The following table indicates information as of June 30, 2010 regarding the beneficial ownership of our capital stock by:

•	each person, or group of persons, who is known to us to beneficially own more than 5% of any class of our capital stock;
•	each of our directors;
•	each of the named executive officers;
•	all of our directors and named executive officers as a group; and
•	each selling stockholder.

The percentages shown are based on 15,512,748 shares of common stock outstanding as of June 30, 2010 and 23,786,838 shares of common stock outstanding after giving effect to the offering, including 8,274,090 shares that are being offered for sale by us in this offering, assuming no exercise by the underwriters’ of their option to purchase up to an aggregate of 1,365,000 shares of our common stock. Beneficial ownership is determined in accordance with the SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. The rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in our case is June 30, 2010. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each director, officer, beneficial owner of more than 5% of the shares of our common stock, or selling stockholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o The KEYW Holding Corporation, 1334 Ashton Road, Suite A, Hanover, MD 21076.

	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered Assuming No Exercise of Overallotment Option	Number of Shares Being Offered Assuming Full Exercise of Overallotment Option	Number of Shares Beneficially Owned After Offering Assuming No Exercise of Overallotment Option		Number of Shares Beneficially Owned After Offering Assuming Full Exercise of Overallotment Option

Beneficial Owner	Number of Shares	%			Number of Shares	%	Number of Shares	%
5% Stockholders:
H. Jeffrey Leonard(1)	3,375,003	20.3%	—	—	3,375,003	13.6%	3,375,003	12.9%
Corporate Office Properties, L.P.(2)	3,118,184	20.0%	—	—	3,118,184	13.1%	3,118,184	12.4%
John G. Hannon(3)	3,128,184	18.6%	—	—	3,128,184	12.6%	3,128,184	11.9%
Parag Saxena(4)	1,969,092	12.2%	—	—	1,969,092	8.0%	1,969,092	7.6%
Caroline S. Pisano(5)	1,230,230	7.7%	—	—	1,230,230	5.1%	1,230,230	4.8%
Leonard E. Moodispaw(6)	1,129,000	7.1%	—	—	1,129,000	4.7%	1,129,000	4.4%
All 5% Stockholders as a group	13,949,693	72.5%	—	—	13,949,693	57.0%	13,949,693	54.0%
Directors and Named Executive Officers
William I. Campbell	—	**	—	—	0	**	0	**
Kimberly J. DeChello(7)	125,250	**	—	—	125,250	0.5%	125,250	0.5%
Randall M. Griffin(8)	3,118,184	20.0%	—	—	3,140,911	13.2%	3,140,911	12.5%
John G. Hannon(3)	3,128,184	18.6%	—	—	3,128,184	12.6%	3,128,184	11.9%
Edwin M. Jaehne(9)	14,500	**	—	—	14,500	0.1%	14,500	0.1%
John E. Krobath, II(10)	96,250	**	—	—	96,250	0.4%	96,250	0.4%
Kenneth A. Minihan(11)	4,500	**	—	—	4,500	0.0%	4,500	0.0%
Arthur L. Money(12)	4,500	**	—	—	4,500	0.0%	4,500	0.0%
Leonard E. Moodispaw(6)	1,129,000	7.1%	—	—	1,129,000	4.7%	1,129,000	4.4%
Caroline S. Pisano(5)	1,230,230	7.7%	—	—	1,230,230	5.1%	1,230,230	4.8%
Mark A. Willard(13)	124,000	**	—	—	124,000	0.5%	124,000	0.5%
All named executive officers and directors as a group (eleven persons)	8,914,598	51.3%	—	—	8,937,325	37.1%	8,937,325	35.1%
Selling Stockholders
William M. Adams(14)	613,700	4.0%	300,000	300,000	313,700	1.3%	313,700	1.2%
Frederick L. Funk(15)	210,750	1.4%	75,000	75,000	135,750	0.6%	135,750	**
Barry Skolnick(16)	600,300	3.9%	60,000	60,000	540,300	2.3%	540,300	2.1%
Daniel Weimer(17)	618,700	4.0%	300,000	300,000	318,700	1.3%	318,700	1.3%
Harry I. Martin(18)	136,365	0.9%	90,910	90,910	45,455	**	45,455	**

**	less than 1%
(1)	The shares shown as beneficially owned by H. Jeffrey Leonard include: (i) 2,488,638 shares held by GEF Capital Company Holdings, LLC, of which 829,546 represent presently exercisable rights to acquire common stock through warrants and (ii) 886,365 shares held by Thunderclap Holdings, LLC, of which 295,455 represent presently exercisable rights to acquire common stock through warrants. Mr. Leonard is the managing member of both GEF Capital Company Holdings, LLC and Thunderclap Holdings, LLC and has sole voting and dispositive power over these shares. Mr. Leonard disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. GEF Capital Company Holdings, LLC and Thunderclap Holdings, LLC address is 5471 Wisconsin Ave., Third Floor, Chevy Chase, MD 20815.
(2)	Of the shares shown as beneficially owned, 50,000 represent presently exercisable rights to acquire common stock through warrants. Corporate Office Properties Trust (COPT), a publicly held Maryland real estate investment trust, is the general partner of Corporate Office Properties, L.P. and has voting and dispositive power over these shares. COPT is managed by a ten member Board of Trustees. The members of COPT’s Board of Trustees, including Mr. Randall M. Griffin, President, Chief Executive Officer and Trustee of COPT, who also serves on our board of directors, disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. Corporate Office Properties, L.P. address is 6711 Columbia Gateway Drive, Suite 300, Columbia, MD 21046.
(3)	Shares deemed to be beneficially owned by John G. Hannon include: (i) The Hannon Family, LLC beneficially owns 1,500,000 shares of common stock and 750,000 represent presently exercisable rights to acquire common stock through warrants; and (ii) The John G. Hannon Revocable Trust U/A DTD 03/09/04 beneficially owns 545,456 shares of common stock and 272,728 represent presently exercisable rights to acquire common stock through warrants. Mr. Hannon has voting and dispositive power over the shares owned by the above entities. Mr. Hannon disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.
(4)	Of the shares shown as beneficially owned, 696,364 represent presently exercisable rights to acquire common stock through warrants. The shares shown as beneficially owned are held by Vedanta Opportunities Fund, L.P. Vedanta Associates, LP is the general partner of Vedanta Opportunities Fund, L.P. Vedanta Partners, LLC is the general partner of Vedanta Associates, LP. and therefor control the voting and disposition over these shares. Messers Parag Saxena and Alessandro Piol control Vedanta Partners, LLC. Messrs. Saxena and Piol disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Vedanta Opportunities Fund, L.P.'s address is 540 Madison Avenue, 38th Floor, New York, NY 10022.
(5)	Shares deemed to be beneficially owned by Caroline S. Pisano include: (i) shares held by Ms. Pisano herself, who beneficially owns 806,820 shares of common stock and 20,000 represent presently exercisable rights to acquire common stock through warrants; and (ii) shares held by The Caroline S. Pisano 2009 Irrevocable Trust which holds warrants to purchase 403,410 shares of common stock that are presently exercisable. Ms. Pisano has voting and dispositive power over the shares beneficially owned by the trust. Ms. Pisano disclaims beneficial ownership of the shares held by the trust except to the extent of her pecuniary interest therein.
(6)	Shares deemed to be beneficially owned by Leonard E. Moodispaw include: (i) shares held by Mr. Moodispaw himself, who beneficially owns 131,100 shares of common stock, 162,400 of restricted stock and 20,000 represent presently exercisable rights to acquire common stock through warrants; and (ii) shares held by The Leonard E. Moodispaw 2009 Grantor Retained Annuity Trust which holds 500,000 shares of common stock and 315,500 represent presently exercisable rights to acquire common stock through warrants. Mr. Moodispaw has voting and dispositive power over the shares beneficially owned by the trust. Mr. Moodispaw disclaims beneficial ownership of the shares held by the trust except to the extent of his pecuniary interest therein.
(7)	Of the shares shown as beneficially owned, 6,500 are owned directly by Ms. DeChello, 115,000 shares are restricted stock and 3,750 represent presently exercisable rights to acquire common stock through warrants.
(8)	Mr. Griffin is the President and Chief Executive Officer of Corporate Office Properties Trust, the general partner of Corporate Office Properties, L.P., and has shared voting and dispositive power over the shares owned by Corporate Office Properties, L.P. Please see Footnote 2 above. Mr. Griffin disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.
(9)	Of the shares shown as beneficially owned, 12,500 shares are restricted stock and 2,000 represent presently exercisable rights to acquire common stock through stock options.
(10)	Of the shares shown as beneficially owned, 11,500 are owned directly by Mr. Krobath, 75,000 shares are restricted stock, 5,750 represent presently exercisable rights to acquire common stock through warrants, and 4,000 represent presently exercisable rights to acquire common stock through stock options.
(11)	Of the shares shown as beneficially owned, 1,000 represent presently exercisable rights to acquire common stock through stock options and 3,500 shares are restricted stock.
(12)	Of the shares shown as beneficially owned, 1,000 represent presently exercisable rights to acquire common stock through stock options and 3,500 shares are restricted stock.
(13)	Of the shares shown as beneficially owned, 6,000 are owned directly by Mr. Willard, 115,000 shares are restricted stock and 3,000 represent presently exercisable rights to acquire common stock through warrants.
(14)	Of the shares shown as beneficially owned, 613,700 are owned directly by Mr. Adams.
(15)	Of the shares shown as beneficially owned, 62,500 are owned directly by Mr. Funk, 115,000 shares are restricted stock, 31,250 represent presently exercisable rights to acquire common stock through warrants and 2,000 represent presently exercisable rights to acquire common stock through stock options.
(16)	Of the shares shown as beneficially owned, 600,200 are owned directly by Mr. Skolnick and 100 represent presently exercisable rights to acquire common stock through warrants.
(17)	Of the shares shown as beneficially owned, 613,700 are owned directly by Mr. Weimer and 5,000 represent presently exercisable rights to acquire common stock through warrants.
(18)	Of the shares shown as beneficially owned, 45,455 represent presently exercisable rights to acquire common stock through warrants. MAF Partners, LLC is managed by a Board of Managers consisting of AMF Partners, Inc., for which Harry I. Martin, Jr. has voting and dispositive power over shares held by this entity, and Joseph Armstrong. Harry I. Martin, Jr. and Joseph Armstrong have shared voting and dispositive power over shares held by MAF Partners, LLC. Each of Mr. Martin and Mr. Armstrong disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. MAF Partners, LLC address is 21445 Beaumeade Circle, Ashburn, VA 20147.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated articles of incorporation (the “articles of incorporation”) and bylaws (the “bylaws”) are summaries and are qualified by reference to the articles of incorporation and bylaws that will become effective upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share and 5,000,000 shares of preferred stock, $0.001 par value per share. Immediately after the completion of the offering, 23,786,838 shares of common stock and no shares of preferred stock will be outstanding.

Common Stock

The holders of shares of common stock are entitled to one vote per share held on all matters submitted to a vote at a meeting of stockholders. Each stockholder may exercise its vote either in person or by proxy. Stockholders are not entitled to cumulate their votes for the election of directors, which means that, subject to any rights as may be granted to the holders of shares of preferred stock, if any, the holders of more than 50% of the outstanding shares of common stock are able to elect all of the directors to be elected by holders of shares of common stock and the holders of the remaining shares of common stock will not be able to elect any director. Subject to any preferences to which holders of shares of preferred stock, if any, may be entitled, the holders of outstanding shares of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event that we liquidate, dissolve or wind up, the holders of outstanding shares of common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences, if any, to which holders of shares of preferred stock, if any, may be entitled. The holders of outstanding shares of common stock do not have any preemptive, subscription, redemption or sinking fund rights. The outstanding shares of common stock are, and the shares to be issued in the offering will be, upon issuance and sale as contemplated hereby, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Our articles of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, in one or more series and containing the rights, privileges and limitations, including dividend rights, voting rights, conversion privileges, redemption rights, liquidation rights and/or sinking fund rights, as may from time to time be determined by our board of directors. Preferred stock may be issued in the future in connection with acquisitions, financings or other matters as the board of directors deems to be appropriate. In the event that any shares of preferred stock shall be issued, articles supplementary, setting forth the series of the preferred stock and the relative rights, privileges and limitations with respect thereto, are required to be filed with the Maryland State Department of Assessments and Taxation. The effect of having preferred stock authorized is that our board of directors alone, within the bounds and subject to the federal securities laws and the Maryland law, may be able to authorize the issuance of preferred stock, which may adversely affect the voting and other rights of holders of common stock. The issuance of preferred stock may also have the effect of delaying or preventing a change-of-control of the Company. As of the date of this prospectus, our board of directors has not authorized any series of preferred stock and there are no plans, arrangements or understandings for the issuance of any shares of preferred stock.

Warrants

In conjunction with the private placement of our common stock to investors, we have from time to time issued warrants to purchase shares of our common stock to investors participating in these private placements. We have issued these warrants at a per share exercise price equal to the per share purchase price at which such investors purchased shares of our common stock in these private placements. The warrants issued to investors in connection with these private placements expire seven years from the date of their original issuance.

Registration Rights Agreement

Under our amended and restated registration rights agreement, certain of our stockholders and directors, have registration rights with respect to approximately 14.8 million shares of common stock, including common stock subject to warrants beneficially held by them.

Frederick L. Funk is participating in this offering pursuant to the terms of the registration rights agreement. He and the other parties to the agreement will beneficially own approximately 14.8 million shares of our common stock immediately following the offering.

These registration rights are as follows:

Demand Registration Rights.  At any time during the period beginning six months after the consummation of this offering and ending seven years thereafter, holders of at least 20% of the registrable shares can request that we file up to three registration statements registering all or a portion of their registrable shares. Under specified circumstances, we have the right to defer filing of a requested registration statement for a period of not more than 90 days and may only defer a filing once per calendar year. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. The number of the demand registrations is limited to three if the registrations cover more than 75% of the amount of the shares requested to be registered.

“Piggy-Back” Registration Rights.  Whenever we propose to file a registration statement under the Securities Act for an offering of common stock for our own account or for the account of any holder or holders of common stock other than a registration statement in connection with employee benefit or acquisition-related matters, the holders of registrable shares are entitled to notice of the registration and have the right to include their registrable shares in such registration. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares having registration rights to be included in the registration under certain circumstances.

Form S-3 Registration Rights.  If we are eligible to file a registration statement on Form S-3, the holders of registrable shares have the right to demand that we file a registration statement, including shelf registration statements, for the requesting holders on Form S-3 so long as the aggregate offering price of securities to be sold under the registration statement on Form S-3 is at least $1,000,000. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares having registration rights to be included in the registration under certain circumstances. There is no limit to the number of registrations on Form S-3 that may be requested.

The rights under the registration rights agreement summarized above are subject to the restrictions and limitations that have been agreed to as part of this offering, and which are described under “Underwriting — No Sale of Similar Securities,” and “Shares of Common Stock Eligible for Future Sale — Lock-Up Agreements.” We are required to bear all registration fees and expenses related to the registrations under the registration rights agreement, excluding any transfer taxes relating to the sale of the shares held by the stockholders entitled to registration rights and any underwriting discounts or selling commissions. In addition, we will indemnify the selling stockholders in such transactions.

Stockholders’ Agreement

We entered into an amended and restated stockholders’ agreement with a number of our stockholders, including all of our stockholders who are listed as beneficial owners of 5% or more of our outstanding stock and certain of our stockholders who are members of the board of directors or are otherwise represented on the board, including Leonard E. Moodispaw, Caroline S. Pisano, John G. Hannon and COP. The agreement provides for the appointment of directors to our board, including a specified number of persons designated by Corporate Office Properties, L.P. and Vedanta Opportunities Fund, L.P., restrictions on the transfer of our stock prior to our initial public offering, rights of first refusal regarding sales of our stock, drag-along rights, tag-along rights and preemptive rights among other requirements. The agreement terminates by its terms upon the completion of our initial public offering.

Maryland Anti-Takeover Law and Selected Charter and Bylaw Provisions

The board of directors believes that it is appropriate to include certain provisions as part of our articles of incorporation and our bylaws to be effective upon the completion of this offering to protect the corporation and its stockholders from takeovers which our board of directors might conclude are not in the best interests of KEYW or its stockholders. The following discussion is a general summary of the material provisions of KEYW’s articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. This is a general description of these provisions and reference should be made in each case to the document in question, each of which is part of this Registration Statement filed with the Securities and Exchange Commission.

Directors.  As permitted by Subtitle 8 of Title 3 of the Maryland General Corporation Law (the “MGCL), our articles of incorporation and bylaws provide that directors may only be removed for cause and then only upon a two-thirds supermajority vote of the stockholders. The board of directors has the exclusive right to fill any vacancies on the board regardless of the reason for the vacancy. The advance notice provisions in our Bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at the annual meeting of stockholders.

Maryland Business Combination Statute.  Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s voting stock, or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance at or after the time of the approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the company and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of stock of the corporation, and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and an interested stockholder, unless our board in the future alters or repeals this resolution. As a result, any person who later becomes an interested stockholder may be able to enter into business combinations with us without compliance by our company with the supermajority vote requirements and the other provisions of the statute.

We cannot assure you that our board of directors will not determine to become subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions.  The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting of stockholders by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, we may present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by Maryland law, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. There is no assurance, however, that our board of directors will not amend or eliminate this provision at any time in the future.

Limitation of Liability and Indemnification

Our articles of incorporation contains provisions permitted under Maryland law limiting the liability of directors to the corporation and its stockholders for money damages with the exception of liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services, or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. These provisions do not limit or eliminate our rights or any stockholders’ rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a directors’ liability under federal securities laws.

Our bylaws require us to indemnify our directors and executive officers who have been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Such indemnification is required under Maryland law unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith, or (2) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under our bylaws, we may also advance reasonable expenses to a director or officer upon the receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation, and (ii) a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

We do not intend to enter into indemnification agreements with each of our current directors and executive officers at this time. We have obtained directors’ and officers’ liability insurance.

Transfer Agent and Registrar

Registrar and Transfer Company will serve as transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “KEYW.”

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. Further, sales of substantial amounts of common stock in the public market, or the perception that substantial sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

Immediately after this offering, 23.8 million shares of common stock will be outstanding assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding warrants or options. All of the shares sold in this offering will be freely tradable.

Lock-Up Agreements

Our executive officers, directors, and certain of our stockholders holding an aggregate of approximately 89% of our common stock have entered into lock-up agreements with our underwriters under which they have agreed, subject to limited exceptions, that, for a period of 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events), they will not offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into, or exercisable or exchangeable for our common stock or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the such securities. See “Underwriting — No Sales of Similar Securities” for a further description of these lock-up agreements.

Rule 144

In general, under Rule 144 under the Securities Act, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 237,868 shares immediately after this offering; and
•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with specified restrictions, including the holding period requirement, of Rule 144. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates who purchased shares under a written compensation plan or contract may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements with the underwriters and will only become eligible for sale at the expiration of the 180-day lock-up agreements or upon obtaining the prior written consent of the underwriters, but in either event, no sooner than 90 days after this offering.

Registration Rights Agreement

Upon completion of this offering, the holders that beneficially own 14,805,673 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would allow the holders to sell these shares in the open market without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration statement. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section of this prospectus entitled “Description of Capital Stock — Registration Rights.”

Equity Incentive Plans

We intend to file a registration statement on Form S-8 registering the shares of common stock reserved for issuance under our 2008 Stock Incentive Plan and 2009 Stock Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the back-up arrangement described above, if applicable.

UNDERWRITING

SunTrust Robinson Humphrey, Inc. is acting as a representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
SunTrust Robinson Humphrey, Inc.
FBR Capital Markets & Co.
Merriman Capital, Inc.
Noble Financial Capital Markets
Total	9,100,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $    per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to The KEYW Holding Corporation	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $       and are payable by us and the selling stockholders.

Overallotment Option

We have granted an option to the underwriters to purchase from the Company up to 1,365,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. Selling stockholders will not participate in the fulfillment of overallotment shares.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 46,000 shares offered by this prospectus for sale to some of our existing investors. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and certain of our other existing security holders, which own, in the aggregate, approximately 89% of our outstanding shares, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of SunTrust Robinson Humphrey, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;
•	sell any option or contract to purchase any common stock;
•	purchase any option or contract to sell any common stock;
•	grant any option, right or warrant for the sale of any common stock;
•	lend or otherwise dispose of or transfer any common stock;
•	exercise rights requiring that we file a registration statement related to the common stock; or
•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, other than shares of common stock purchased by the person on the open market following this offering provided such sales are not required to be reported in any public report or filing with the SEC or otherwise and such person does not otherwise voluntarily effect any public filing or report regarding such sales. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, we are note restricted from offering or issuing shares, or filing registration statements, concerning employee benefit plans or certain acquisition activities.

NASDAQ Global Market Listing

We have applied for the shares to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol “KEYW.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
•	our financial information;
•	the history of, and the prospects for, our company and the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. One or more of the underwriters may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by certain underwriters. Other than the prospectus in electronic format, the information on such underwriters’ web sites is not part of this prospectus.

Conflicts of Interest

Two of the managing directors of one of our underwriters, Merriman Capital, are beneficial owners of our common stock. Michael E. Marrus holds 92,500 shares of common stock and warrants to purchase an additional 46,250 shares of common stock that are presently exercisable. Andrew Arno, who is also Vice Chairman of Merriman Capital, holds 20,000 shares of common stock and warrants to purchase an additional 10,000 shares of common stock that are presently exercisable. Mr. Arno also indirectly holds 7,500 shares of common stock and warrants to purchase an additional 3,750 shares of common stock that are presently exercisable in each of the names of JBA Investments LLC and MJA Investments LLC.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive)(i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The legal validity of the shares of common stock we are offering will be passed upon for us by Hogan Lovells US LLP, Baltimore, Maryland. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of The KEYW Holding Corporation appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of ICCI (Predecessor), S&H, and LEDS appearing in this prospectus and registration statement have been audited by Stegman & Company, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of TAG appearing in this prospectus and registration statement have been audited by Goodman & Company, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct expenses of the General Dynamics Advanced Information Systems Acquired Contracts for the period from January 1, 2009 to December 7, 2009 and the years ended December 31, 2008 and 2007, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to us and the common stock being offered, reference is made to the registration statement and the related exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are qualified by reference to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We intend to provide our stockholders with annual reports containing financial statements audited by an independent accounting firm and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

Page
INSIGHT INFORMATION TECHNOLOGY, LLC FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Independent Auditors' Report	F-108
Balance Sheets	F-109
Statements of Operations	F-110
Statement of Changes in Member’s Equity	F-111
Statements of Cash Flows	F-112
Notes to Financial Statements	F-113
THE GOVERNMENT SERVICES UNIT A WHOLLY OWNED BUSINESS UNIT OF LEADING EDGE DESIGN AND SYSTEMS, INC. FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2008
Independent Auditors’ Report	F-116
Carve Out Balance Sheets	F-117 – 118
Statements of Operations	F-119
Statements of Changes in Parent Company’s Net Investment	F-120
Statements of Cash Flows	F-121
Notes to Carve Out Statements	F-122
S&H ENTERPRISES OF CENTRAL MARYLAND, INC. FOR THE SIX MONTHS PERIOD ENDED AUGUST 31, 2008
Independent Auditors' Report	F-127
Balance Sheet	F-128
Statement of Operations	F-130
Statement of Changes in Stockholder’s Equity	F-131
Statements of Cash Flows	F-132
Notes to Financial Statements	F-133

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED
FINANCIAL STATEMENTS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2010

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,338	$7,333
Receivables	24,617	9,409
Inventories	4,964	4,334
Prepaid expenses	1,172	1,240
Income tax receivable	223	223
Total current assets	33,314	22,539
Property and equipment, net	2,793	1,430
Goodwill	92,045	34,927
Other intangibles, net	15,807	6,314
Deferred tax asset	1,892	1,892
Other assets	180	28
TOTAL ASSETS	$146,031	$67,130
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,547	$442
Accrued expenses	2,641	435
Accrued salaries & wages	4,597	2,214
Revolver	9,500	—
Short-term senior debt	4,000	—
Short-term subordinated debt	11,001	—
Deferred income taxes	83	83
Total current liabilities	38,369	3,174
Long-term liabilities:
Long-term subordinated debt	7,949	—
Non-current deferred tax liability	5,461	1,564
Other non-current liabilities	121	53
Accrued earn-out	18,500	—
TOTAL LIABILITIES	70,400	4,791
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized, 15,512,748 and 14,187,520 issued and outstanding	15	14
Additional paid-in capital	74,455	66,504
Retained earnings(Accumulated deficit)	1,161	(4,179)
Total stockholders’ equity	75,631	62,339
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$146,031	$67,130

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Services	$23,834	$7,297	$42,699	$14,256
Products	4,082	1,155	6,960	2,627
Total	27,916	8,452	49,659	16,883
Cost of Revenue – excluding amortization expense shown separately below
Services	17,682	5,348	31,134	10,423
Products	2,148	803	3,937	1,609
Total	19,830	6,151	35,071	12,032
Gross Profit
Services	6,152	1,949	11,565	3,833
Products	1,934	352	3,023	1,018
Total	8,086	2,301	14,588	4,851
Operating expenses	6,529	1,770	11,619	3,739
Intangible Amortization expense	1,905	470	2,761	941
(Loss)Income from operations	(348)	61	208	171
Interest Expense(income), net	504	(18)	672	(55)
Other non-operating (income)expense, net	(9,405)	516	(9,607)	903
Total non-operating (income)expense, net	(8,901)	498	(8,935)	848
Income(Loss) before provision for income taxes	8,553	(437)	9,143	(677)
Income tax expense	(3,646)	(18)	(3,803)	(105)
Net Income(Loss)	$4,907	$(455)	$5,340	$(782)
Weighted average common shares outstanding:
Basic	15,494,067	11,378,693	14,990,118	10,018,010
Fully Diluted	21,564,747	11,378,693	21,294,058	10,018,010
Basic and diluted earnings per share
Basic	$0.32	$(0.04)	$0.36	$(0.08)
Fully Diluted	$0.23	$(0.04)	$0.25	$(0.08)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (unaudited)

	Common Stock			Accumulated Deficit
	Shares	Amount	APIC		Total
Balance as of January 1, 2010	14,187,520	$14	$66,504	$(4,179)	$62,339
Net income				5,340	5,340
Restricted stock issuances	52,500	0	10		10
Warrant exercise	1,022,728	1	4,499		4,500
Warrants issued in conjunction with sub-debt		—	584		584
Stock issued as part of the Insight acquisition	250,000	0	2,312		2,312
Stock based compensation			546		546
Balance as of June 30, 2010	15,512,748	$15	$74,455	$1,161	$75,631

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOW

	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)
Net income	$5,340	$(782)
Adjustments to reconcile net loss to net
Cash used in operating activities
Stock compensation	556	73
Depreciation/Amortization	3,082	1,063
Change in warrant value	—	854
Loss on disposal of equipment	10	—
Non-cash interest expense	283	—
Non-cash impact of TAG earn-out reduction	(9,250)	—
Deferred taxes	3,897	370
Decrease (increase) in balance sheet items
Receivables	(9,105)	(3,180)
Inventory	(629)	(1,531)
Prepaid expenses	(336)	(137)
Accounts payable	720	45
Accrued expenses	2,997	2,559
Other balance sheet changes	(118)	(136)
Net cash used in operations	(2,553)	(802)
Cash flows from investing activities
Acquisitions, net of cash acquired	(27,629)	—
Purchase of property and equipment	(1,191)	(824)
Proceeds from the sale of equipment	128	4
Net cash used in investing activities	(28,692)	(820)
Cash flows from financing activities
Proceeds from stock issuances	—	28,269
Proceeds from term note	4,000	—
Proceeds from revolver, net	9,500	—
Proceeds from subordinated debt	8,250	—
Proceeds from warrant exercise	4,500	—
Net cash provided by financing activities	26,250	28,269
Net (decrease)increase in cash and cash equivalents	(4,995)	26,647
Cash and cash equivalents at beginning of period	7,333	5,397
Cash and cash equivalents at end of period	$2,338	$32,044

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We prepared our interim consolidated condensed financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our audited financial statements for the year ended December 31, 2009.

The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2009, contained in this registration statement.

Corporate Organization

The KEYW Holding Corporation (“Holdco”) was incorporated in Maryland in December 2009. Holdco is a holding company and conducts its operations through the KEYW Corporation (“Opco”) and its subsidiaries. Opco was incorporated in Maryland in May 2008 and began operations on August 4, 2008. Opco became Holdco’s wholly-owned subsidiary on December 29, 2009 as part of a corporate reorganization (the “Reorganization”). References to the “Company”, “KEYW”, “we”, “us”, or “our” refer to Opco and its subsidiaries for any period prior to December 29, 2009 and to Holdco and its subsidiaries as of and after December 29, 2009.

Pursuant to the Reorganization, all of the capital stock, options, and warrants of Opco were exchanged for an equal number of shares of capital stock, options, and warrants of Holdco, having substantially identical terms as the Opco instruments, except that certain terms of the Opco warrants were modified in the Reorganization when exchanged for replacement Holdco warrants so that the warrants would no longer be classified as liability instruments under current accounting guidance.

We support the Intelligence Community’s (“IC”) transformation to Cyber Age mission and operations by providing agile solutions that offer both flexibility and scalability to the ICs’ most challenging and highly classified problems. We provide a full range of engineering services as well as fully integrated platforms that support the entire intelligence process, including collection, analysis, processing and impact (synthesis of actionable information). Our platforms include products that we manufacture, as well as hardware and software that we integrate using the engineering services of our highly skilled and cleared workforce.

We have acquired seven businesses or operating entities since our inception including S&H Enterprises of Central Maryland, Inc. (“S&H”) on September 2, 2008, Integrated Computer Concepts, Incorporated (“ICCI”) and its wholly owned subsidiary Coreservlets.com on September 30, 2008, the majority of assets from Embedded Systems Design, Inc. on July 23, 2009, the government contracting assets of Leading Edge Design & Systems, Inc. (“LEDS”) on October 29, 2009, the assets of the Systems Engineering and Technical Assistance unit that supports the National Reconnaissance Office from General Dynamics Advanced Information Systems, Inc. on December 8, 2009, The Analysis Group, LLC (“TAG”) on February 22, 2010, and Insight Information Technology, LLC (“IIT”) on March 15, 2010. See Note 2 for additional information on these acquisitions.

Principles of Consolidation

The consolidated financial statements include the transactions of the parent and its wholly owned subsidiaries, ICCI, S&H, TAG and IIT from the date of their acquisition. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

We derive the majority of our revenue from time-and-materials, firm-fixed-price, cost-plus-fixed-fee, and cost-plus-award-fee contracts. Prior to our acquisitions in late 2009, our revenue did not include any cost-plus type of work. Revenues from cost reimbursable contracts are recorded as reimbursable costs are incurred,

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

including an estimated share of the applicable contractual fees earned. For performance-based fees under cost reimbursable contracts, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives we recognize the relevant portion of the fee upon customer approval. For time-and-materials contracts, revenue is recognized to the extent of billable rates times hours delivered plus materials and other reimbursable costs incurred. For fixed-price production contracts, revenue and cost are recognized at a rate per unit as the units are delivered or by other methods to measure services provided. This method of accounting requires estimating the total revenues and total contract cost of the contract. During the performance of contracts, these estimates are periodically reviewed and revisions are made as required. The impact on revenue and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Estimated losses on contracts at completion are recognized when identified.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under the contract, the cost of the effort, and an ongoing assessment of our progress toward completing the contract. From time to time, as part of our management processes, facts develop that require us to revise our estimated total costs or revenue. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known.

In certain circumstances, and based on correspondence with the end customer, management authorizes work to commence or to continue on a contract option, addition or amendment prior to the signing of formal modifications or amendments. We recognize revenue to the extent it is probable that the formal modifications or amendments will be finalized in a timely manner and that it is probable that the revenue recognized will be collected.

Cost of Revenues

Cost of revenues consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

Inventories

Our inventory consists of work in process and finished goods. Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Our inventory consists of specialty products that we manufacture on a limited quantity basis for our customers. We manufacture at quantity levels that are projected to be sold in the six month period following production. The Company has not had any products sold below their standard pricing less applicable volume discounts.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Invoice terms range from net 10 days to net 30 days. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance (allowance for doubtful accounts) based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to accounts receivable. Currently there is no valuation reserve because the Company believes that all of its accounts receivable are fully collectible.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Prepaid Expenses

Prepaid expenses generally consist of amounts paid in advance for rent, insurance and advanced payments to suppliers for materials purchases.

Property and Equipment

All property and equipment are stated at acquisition cost or in the case of self-constructed assets, the cost of labor and a reasonable allocation of overhead costs (no general and administrative costs are included). The cost of maintenance and repairs, which do not significantly improve or extend the life of the respective assets, are charged to operations as incurred.

Provisions for depreciation and amortization are computed on a straight-line method over the estimated useful lives of between 3 and 7 years.

Long-Lived Assets (Excluding Goodwill)

The Company follows the provisions of FASB ASC topic 360-10-35, Impairment or Disposal of Long-Lived Assets in accounting for long-lived assets such as property and equipment and intangible assets subject to amortization. The guidance requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment assessment is undertaken if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Impairment losses are measured as the difference between the carrying value of long-lived assets and their fair market value based on discounted cash flows of the related assets. Impairment losses are treated as permanent reductions in the carrying amount of the assets. The Company has not recorded any impairments since inception.

Goodwill

Purchase price in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with FASB ASC Topic 350-20, Goodwill, the Company tests for impairment at least annually, using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The Company operates as a single reporting unit. The fair value of the reporting unit is estimated using a market capitalization approach. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed the test during the fourth quarter of fiscal year 2009 and found no impairment to the carrying value of goodwill. Management has concluded that there have been no events subsequent to the impairment test that would indicate an impairment of goodwill.

Intangibles

Intangible assets consist of the value of customer related intangibles acquired in various acquisitions. Intangible assets are amortized on a straight line basis over their estimated useful lives unless the pattern of usage of the benefits indicates an alternative method is more representative. The useful lives of the intangibles range from one to seven years.

Concentrations of Credit Risk

We maintain cash balances that, at times, during the periods ended June 30, 2010 and December 31, 2009 exceeded the federally insured limit on a per financial institution basis of $250. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash. In addition, we have credit risk associated with our receivables that arise in the ordinary course of business. In excess of 90% of our contracts are issued by the U.S. Government and any disruption to cash payments from our end customer could put the Company at risk.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Use of Estimates

Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used. See Note 2 for discussion of the estimate on the TAG earn-out shares.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with expected original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The balance sheet includes various financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and both short-term and long-term debt. The fair values of these instruments approximate the carrying values due to the short maturity of these instruments.

Research and Development

Internally funded research and development expenses are expensed as incurred and are included in cost of operations in the accompanying consolidated statement of operations. In accordance with FASB ASC Topic 730 — Research and Development, such costs consist primarily of payroll, material, subcontractor and an allocation of overhead costs related to product development. Research and development costs totaled $167 and $275 for the three months ended June 30, 2010 and June 30, 2009, respectively. Research and development costs totaled $241 and $554 for the six months ended June 30, 2010 and June 30, 2009, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. We will establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that it judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. No such adjustments were recorded as of June 30, 2010 or December 31, 2009.

Earnings Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the diluted weighted average common shares, which reflects the potential dilution of stock options, warrants, and contingently issuable shares that could share in our income if the securities were exercised.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Outstanding options and warrants of 6,119,056 at June 30, 2010 were included in the computation of fully diluted net income per share. There were no anti-dilutive common stock equivalents at June 30, 2010.

Outstanding options and warrants of 5,694,784 at June 30, 2009 were not included in the computation of fully diluted net income per share because their effect would be anti-dilutive.

Stock Based Compensation

As discussed in Note 14, the Company adopted a new stock option plan in December 2009 in conjunction with the corporate reorganization. The Company had originally adopted a stock option plan in 2008. The Company applies the fair value method that requires all share-based payments to employees and non-employee directors, including grants of employee stock options, be expensed over their requisite service period based on their fair value at the grant date, using a prescribed option-pricing model. We use the Black-Scholes option pricing model to value share-based payments. Compensation expense related to share-based awards is recognized on an accelerated basis. The expense recognized is based on the straight-line amortization of each individually vesting piece of a grant. A grant that vests equally over three years would expense all of the first year vesting in the first twelve months, the second vesting would be expensed over twenty four months and the third tranche would be expensed over thirty six months. The calculated expense is required to be based upon awards that ultimately vest and we have accordingly, reduced the expense by estimated forfeitures.

The following assumptions were used for option grants during the period ended June 30, 2010 and June 30, 2009.

Dividend Yield — The Company has never declared or paid dividends on its common stock and has no plans to do so in the foreseeable future.

Risk-Free Interest Rate — Risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term approximating the expected life of the option term assumed at the date of grant.

Expected Volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The expected volatility is based on the historical volatility of existing comparable public companies for a period that approximates the estimated life of the options.

Expected Term of the Options — This is the period of time that the options granted are expected to remain unexercised. The Company estimates the expected life of the option term based on the expected tenure of employees and historical experience.

Forfeiture Rate — The Company estimates the percentage of options granted that are expected to be forfeited or canceled on an annual basis before stock options become fully vested. The Company uses the forfeiture rate that is a blend of past turnover data and a projection of expected results over the following twelve month period based on projected levels of operations and headcount levels at various classification levels with the Company.

Segment Reporting

ASC Section 280, Segment Reporting, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. The guidance also establishes standards for related disclosures about products and services, geographic areas and major customers. Management has concluded that the Company operates in one segment based upon the information used by management in evaluating the performance of its business and allocating resources and capital.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Recently Issued Accounting Pronouncements

In the first quarter of 2010, we adopted new standards for determining whether to consolidate a variable interest entity. These new standards eliminated a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. The adoption of these new standards did not impact our consolidated statements of operations or balance sheets.

In June 2009, the FASB issued an amendment, which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this guidance, determining whether a company is required to consolidate an entity will be based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This amendment is effective for fiscal years beginning after November 15, 2009. The adoption of this standard did not have a material impact on its consolidated financial position, results of operations, or cash flows.

In October 2009, the FASB revised the accounting guidance for revenue arrangements with multiple deliverables. The revision: (1) removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, (2) provides a hierarchy that entities must use to estimate the selling price, (3) eliminates the use of the residual method for allocation, and (4) expands the ongoing disclosure requirements. This guidance is effective for the Company beginning January 1, 2011 and can be applied prospectively or retrospectively. The Company is currently assessing the impact of the revised accounting guidance.

In September, 2009, the FASB issued Accounting Standards Update ASU 2009-14, Certain Revenue Arrangements That Include Software Elements – a consensus of the FASB Emerging Issues Task Force, to amend the existing revenue recognition guidance. ASU 2009-14 amends the scope of ASC 985, Software, 605, “Revenue Recognition” (formerly AICPA Statement of Position 97-2, Software Revenue Recognition), to exclude certain tangible products and related deliverables that contain embedded software from the scope of this guidance. Instead, the excluded products and related deliverables must be evaluated for separation, measurement, and allocation under the guidance of ASC 605-25, as amended by ASU 2009-13. The amended guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. An entity may elect retrospective application to all revenue arrangements for all periods presented using the guidance in ASC 250, Accounting Changes and Error Corrections. Entities must adopt the amendments resulting from both of these ASUs in the same period using the same transition method, where applicable. Management is reviewing ASU 2009-14 for applicability to the Company’s revenue recognition policies.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”) to amend topic ASC 820 “Fair Value Measurements and Disclosures,” by improving disclosure requirements in order to increase transparency in financial reporting. ASU 2010-06 requires that an entity disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and describe the reasons for the transfers. Furthermore, an entity should present information about purchases, sales, issuances, and settlements for Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures for the level of disaggregation and disclosures about input and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements for the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The adoption of ASU 2010-06 did not have a material impact on the Company’s consolidated financial statements as there were no transfers between categories.

2.  ACQUISITIONS

The Company has completed seven acquisitions since it began operations in August 2008. The acquisitions were done to increase the Company’s skill sets and to create sufficient critical mass to be able to prime contracts. All of the acquisitions resulted in the Company recording goodwill and other intangibles. The goodwill was a result of the acquisitions focusing on acquiring cleared personnel to expand our presence with our main customer. The value of having those people is what caused the majority of the goodwill from the transaction and drove much of the purchase price. Several of the acquisitions involved issuance of Company stock. The stock issuance price was determined by negotiation between the parties. The transaction costs expensed for the acquisitions totaled $398 and $0 for the six months ended June 30, 2010 and June 30, 2009, respectively.

Details of the five acquisitions completed since January 1, 2009 are outlined below:

Embedded Systems Design, Inc.

On July 23, 2009, KEYW acquired the majority of the assets of Embedded Systems Design, Inc. (“ESD”) under an asset purchase agreement for a total purchase price of approximately $3.4 million in cash and 135,052 shares valued at $5.50 per share. As a result of this transaction, the Company recorded $1.2 million in intangible assets primarily related to the value of contracts acquired that have an estimated useful life of five years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

ESD’s capabilities include system and software engineering, hardware and firmware engineering, and Field Programmable Gate Array design solutions. The Company acquired 25 employees most of whom have U.S. Government security clearances.

Leading Edge Design & Systems, Inc.

On October 29, 2009, KEYW acquired the government contracting assets of Leading Edge Design & Systems, Inc. (“LEDS”) under an asset purchase agreement for a total purchase price of approximately $8.0 million in cash. This purchase price includes several performance criteria including retention of the acquired employees for specified terms. Should employees not be retained by KEYW for those specified times, the purchase price will be reduced. As of June 30, 2010, the Company has recognized $400 of non-operating income as a result of two employees that originated from the LEDS acquisition having been terminated. As a result of this transaction, the Company has recorded $1.0 million related to the value of the acquired contracts that have an estimated useful life of three years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

The LEDS team has been a highly valued provider of development, implementation and integration of large-scale, end-to-end solutions for the intelligence community for many years. The Company acquired 28 employee or subcontractors most of which have U.S. Government security clearances.

General Dynamics Advanced Information Systems, Inc.

On December 8, 2009, KEYW acquired certain assets of the Systems Engineering and Technical Assistance unit of General Dynamics Advanced Information Systems, Inc. (“Recon”) under an asset purchase agreement for a total purchase price of $7.5 million in cash. As a result of this transaction, the Company has recorded $0.9 million of intangibles exclusively related to the value of contracts acquired that have an estimated useful life of three years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  ACQUISITIONS  – (continued)

This team has been involved with software and programmatic support for many years and has built a trusted reputation with their client. The Company acquired 65 employees and subcontractors all of whom have U.S. Government security clearances.

The Analysis Group, LLC

On February 22, 2010, the Company acquired all of the ownership interests of the principals of The Analysis Group, LLC (“TAG”) in exchange for approximately $34.65 million in cash and debt and an earn-out of up to 3 million common shares of the Company’s stock. The Company paid $23 million in cash and gave the sellers two notes for $3.4 million and $7.6 million at closing. The first note represents the escrow for the transaction and bears an annual interest rate of 3%. The second note bears an interest rate of 8%. Both notes are due the earlier of February 28, 2011 or within seven days of an initial public offering completed by the Company. The Company has recorded $10,457 of intangibles exclusively related to the value of contracts acquired that have an estimated useful life of 3 years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

The earn-out shares are contingent upon achieving certain average revenue and margin thresholds for calendar years 2010 and 2011. Up to 750,000 shares can be earned based on winning certain specified contract bids. Should total revenue exceed approximately $135 million and gross margins exceed 20% for the two year period, additional cash will be paid to the sellers in a predetermined formula based on those two measuring criteria. The Company is accounting for the contingent earn-out shares under the liability method which requires the contingency shares to be revalued at each balance sheet date to the fair market value of the stock. The contingent shares were recorded at a $9.25 per share value at acquisition. Thus the total value of the transaction was approximately $61 million. In June 2010, the Company reduced the amount of the accrued earn-out to 2 million common shares based on the operating results and current forecast for TAG and relative expected performance to the earn-out targets. As a result of the adjustment, the Company recognized $9,250 of non-operating income.

TAG has distinguished itself as a provider of high performance solutions to the Department of Defense, particularly Air Force Intelligence, and to the National Security community in general. The Company consists of approximately 65 employees most of whom have U.S. government clearances.

Insight Information Technology LLC

On March 12, 2010, the Company acquired all of the ownership interests of the principal of Insight Information Technology, LLC (“IIT”) for $8.0 million and 250,000 shares of KEYW common stock valued at $9.25 per share for a total purchase price of approximately $10.3 million. The Company has recorded $1,897 of intangibles exclusively related to acquired contracts and trade name that have an estimated useful life of 3 years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

IIT is a customer-focused information technology and professional services firm that specializes in the support of design, development, and delivery of state-of-the-art technology solutions, systems engineering and management consulting services. The Company consists of approximately 36 employees, most of whom have U.S. government clearances.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  ACQUISITIONS  – (continued)

The total purchase price paid for the acquisitions described above have been allocated as follows:

	TAG	IIT	ESD	LEDS	Recon
Cash	$1,178	$178	$—	—	—
Current assets, net of cash acquired	7,622	697	65	14	—
Fixed assets	18	60	11	25	—
Intangibles	10,457	1,779	1,229	1,019	925
Goodwill	48,937	8,181	2,933	7,135	6,575
Total Assets Acquired	68,212	10,895	4,238	8,193	7,500
Current liabilities	6,447	338	121	139	—
Long-term obligations	27,764	—	—	—	—
Total Liabilities Assumed	34,211	338	121	139	—
Net Assets Acquired	$34,001	$10,557	$4,117	$8,054	$7,500
Net Cash Paid	23,000	8,244	3,374	8,054	7,500
Debt Issued to Sellers	11,001	—	—	—	—
Equity Issued	—	2,313	743	—	—

All acquisitions were accounted for using the acquisition method of accounting. Results of operations for each acquired entity are included in the consolidated financial statements from the date of each acquisition. Each of the acquisitions outlined above complements the Company’s strategic plan to expand its classified intelligence offerings into the national security marketplace. These acquisitions provide the Company with access to key customers, security clearances and technical expertise. As a result of these factors, the Company was willing to pay a purchase price that resulted in recording goodwill as part of the purchase price allocation.

The tables below summarize the unaudited pro forma income statements for the first six months of 2010 and 2009 and the second quarter of 2009 assuming these acquisitions had been completed on the first day of the year. There is no pro forma presentation for the second quarter of 2010 as no acquisitions occurred during that quarter. These pro forma statements do not include any adjustments that may have resulted for synergies between the acquisitions or for amortization of intangibles other than during the period the acquired entities were part of the Company. The Recon numbers represent the revenues and direct expenses for the acquired contracts. The 2010 activity for TAG and Insight represents the financial activity in 2010 prior to acquisition.

Second quarter

	2009							2010
	ESD	LEDS	GD	TAG	IIT	KEYW	Total	Total
Revenue	1,889	1,788	3,834	14,605	1,476	8,452	32,044	27,916
COGS	854	1,047	3,559	11,972	909	6,151	24,492	19,830
Gross profit	1,035	741	275	2,633	567	2,301	7,552	8,086
Operating expenses	786	597	—	1,011	218	2,240	4,852	8,434
Operating income	249	144	275	1,622	349	61	2,700	(348)
Non-operating expense(income)	—	27	—	(12)	—	498	513	(8,901)
Income before taxes	249	117	275	1,634	349	(437)	2,187	8,553
Tax expense	—	—	—	—	—	18	18	3,646
Net income	249	117	275	1,634	349	(455)	2,169	4,907

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  ACQUISITIONS  – (continued)

The revenue decrease from the second quarter 2009 pro forma to the actual revenue for the second quarter 2010, is due to the absence of a large TAG government contract that accounted for approximately $5,800 in the second quarter of 2009, and expired in 2009.

2010 YTD	TAG	IIT	KEYW	Total
Revenue	3,854	1,207	49,659	54,720
COGS	3,227	904	35,071	39,202
Gross profit	627	303	14,588	15,518
Operating expenses	720	288	14,380	15,388
Operating income	(93)	15	208	130
Non-operating income	(5)	—	(8,935)	(8,940)
Income before taxes	(88)	15	9,143	9,070
Tax expense	—	—	3,753	3,753
Net income	(88)	15	5,390	5,317

2009 YTD	ESD	LEDS	GD	TAG	IIT	KEYW	Total
Revenue	3,749	3,513	7,882	28,935	2,297	16,883	63,259
COGS	1,790	2,068	7,199	24,146	1,673	12,032	48,908
Gross profit	1,959	1,445	683	4,789	624	4,851	14,351
Operating expenses	1,620	1,167	—	2,290	428	4,680	10,185
Operating income	339	278	683	2,499	196	171	4,166
Non-operating expense(income)	—	27	—	(15)	(1)	848	859
Income before taxes	339	251	683	2,514	197	(677)	3,307
Tax expense	—	—	—	—	—	105	105
Net income	339	251	683	2,514	197	(782)	3,202

The decrease in revenue between June 30, 2009 and June 30, 2010 is predominantly due to the absence of a large government contract from the TAG acquisition that contributed approximately $11,800 of revenue during 2009 which expired in 2009.

3.  FAIR VALUE MEASUREMENTS

We group financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from available pricing sources for market transactions involving identical assets or liabilities.
Level 2	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  FAIR VALUE MEASUREMENTS  – (continued)

At June 30, 2010, the Company valued its outstanding contingent shares from the TAG acquisition at the market value of our stock as a Level 2 liability. For valuation purposes, we used the share price for the Insight acquisition that closed in March 2010. The Company reduced the total number of shares expected to be earned under the TAG purchase agreement to 2 million shares from 3 million shares in June 2010 based on current operating results and expected performance to the earn-out targets. As the earn-out is accounted for under the liability method, the Company recognized a pre-tax gain of $9,250 during the second quarter of 2010.

The Company did not have any financial assets or liabilities that were subject to valuation at December 31, 2009.

4.  ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	June 30, 2010	December 31, 2009
Accounts Receivable
Billed AR	$23,259	$5,068
Unbilled AR	1,230	4,341
Other	128	—
Total AR	$24,617	$9,409

Unbilled amounts represent revenue recognized which could not be billed by the period end based on contract terms. All of the unbilled amounts were billed subsequent to period end. Retainages typically exist at the end of a project and/or if there is a disputed item on an invoice received by a customer. At June 30, 2010 and December 31, 2009, retained amounts are insignificant and are expected to be collected subsequent to the balance sheet date.

Management does not currently have an allowance for doubtful accounts recorded because management believes that all of the accounts receivable are fully collectible.

Most of the Company’s revenues are derived from contracts with the U.S. Government, in which we are either the prime contractor or a subcontractor, depending on the award.

5.  INVENTORIES

Inventories at June 30, 2010 and December 31, 2009, consisted of work in process at various stages of production and finished goods. This inventory, which consists primarily of mobile communications devices, is valued at the lower of cost (as calculated using the weighted average method) or market. The cost of the work in process consists of materials put into production, the cost of labor and an allocation of overhead costs. We determined that no reserve for obsolescence or other consideration was necessary for the inventory.

6.  PREPAID EXPENSES

Prepaids at June 30, 2010 and December 31, 2009 primarily consist of prepaid insurance, rent and professional fees. Prepaids at December 31, 2009, also had approximately $672 of machinery purchases that were made in 2009 due to incentives offered by the manufacturer for prepayment. This equipment was delivered in early 2010.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  PROPERTY AND EQUIPMENT

Property and equipment are as follows:

	June 30, 2010	December 31, 2009
Property & Equipment
Buildings & Improvements	$362	$123
Manufacturing Equipment	1,251	430
Office Equipment	1,835	1,210
Total	$3,448	$1,763
Accumulated Depreciation	(655)	(333)
Property & Equipment, net	$2,793	$1,430

Depreciation expense charged to operations was $321 and $122 for the six months ended June 30, 2010 and June 30, 2009, respectively.

8.  AMORTIZATION OF INTANGIBLE ASSETS

The following values and amortization lives were assigned to intangible assets (other than goodwill) for the acquisitions noted below:

Acquisition	Intangible	Gross Book Value	June 30, 2010 Net Book Value	Accumulated Amortization	Useful life In years
S&H	Contracts – Fixed Price Level of Effort	1,606	1,015	591	7
S&H	Proposed New business	3	—	3	2
ICCI	Contracts – Fixed Price Level of Effort	1,181	751	430	5
ICCI	Contracts – T&M and IDIQ	3,018	891	2,127	6
ESD	Contracts	1,207	979	228	5
ESD	New Business & Non-compete	22	2	20	1
LEDS	Contracts	1,019	659	360	3
GD	Contracts	925	666	259	3
TAG	Contracts	10,457	9,222	1,235	3
IIT	Contracts	1,615	1,458	157	3
IIT	Tradename	182	164	18	3
			15,807

The Company recorded amortization expense of $2,761 and $941 for the quarters ended June 30, 2010 and 2009, respectively.

9.  DEBT

During the first quarter of 2010, the Company entered into various debt agreements in order to fund the acquisitions of TAG and Insight. Details of these debt arrangements are as follows. All of the debt, with the exception of the revolver, contains clauses that require the debt to be retired within seven days of an initial public offering.

On February 22, 2010, the Company entered into two debt agreements with Bank of America in conjunction with the closing of the TAG transaction. The debt consists of an asset-backed revolver secured by the assets of the Company. The revolver provides for up to $17,500 of borrowings based on the receivable base of the Company. The revolver also has an accordion feature that provides the ability for the Company to borrow up to an additional $10,000 to pursue additional acquisitions subject to bank approval. The interest

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  DEBT  – (continued)

rate on the debt is adjustable and is equal to the LIBOR rate plus a margin that ranges from 2.0 – 2.5 basis points based on certain financial ratios. The effective interest rate as of June 30, 2010 was 3.75%. The debt is due in February 2011. The outstanding balance on the loan as June 30, 2010 is $9,500. The debt contains standard financial covenants. The Company is in compliance with its debt covenants at June 30, 2010.

The second Bank of America debt is a $5,000 term loan that matures in February 2011 and begins amortizing in May 2010 at $500 per month plus interest. The interest rate on the debt is adjustable and is equal to the LIBOR rate plus a margin that ranges from 2.0 – 2.5 basis points based on certain financial ratios. The effective interest rate as of June 30, 2010 was 3.75%. The outstanding balance on the loan at June 30, 2010 is $4,000.

In conjunction with the TAG acquisition, the Company issued notes to the sellers totaling $11,001 that matures on February 28, 2011. The debt is broken into two segments with the first amount of $3,400 bearing interest at 3% and the remaining $7,601 bearing interest at 8%. This debt is subordinate to the Bank of America debt.

In March and April 2010, the Company borrowed $8,250 from five shareholders and/or Board members. The terms of the debt are 8% interest, 20,000 warrants per million financed and a maturity date of March 2012. If the debt remains unpaid at maturity, the Company will issue additional warrants in the same amount as originally issued. The strike price of the warrants is $9.25 and the warrants expire seven years from issuance. The warrant valuation, as calculated using the Black-Scholes method is being treated as an original issue discount with the expense being recognized as non-cash interest expense over the life of the loans. Should the debt be retired early, the remaining original issue discount would be recognized as expense at that time. The carrying value of the debt, including accrued interest, at June 30, 2010 is $7,949.

10.  SHARE-BASED COMPENSATION

On December 29, 2009, the Company, in conjunction with the corporate reorganization, adopted the 2009 Stock incentive plan. The plan terms are similar to the previous 2008 Plan, except that the new plan has a maximum amount of shares available for issuance of 12,000,000 with a soft cap of 12% of the outstanding shares available for issuance. The 2009 plan provides for the issuance of stock options, restricted stock and restricted stock units.

Stock Options

The Company generally issues stock option awards that vest over varying periods, ranging from three to five years, and have a ten-year life. We estimate the fair value of stock options using the Black-Scholes option-pricing model. Because our common stock does not trade publicly we do not use historical data to determine volatility of our stock. We determine volatility by using the historical stock volatility of public companies in our industry with similar characteristics. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. All option awards terminate within ninety days or sooner after termination from the Company except as provided in certain circumstances with regard to our senior executive employment agreements.

The option grants during the first six months of 2010 consist of options issued to new hires, employees acquired through acquisitions, or discretionary awards. The options issued prior to the IIT acquisition were issued with a $5.50 strike price, with the options associated with the Insight acquisition and hires subsequent being issued at $9.25.

The Black-Scholes model requires certain inputs related to dividend yield, risk-free interest rate, expected volatility and forfeitures in order to price the option values. During 2010, our assumptions related to these inputs were as follows:

•	Dividend yield was zero as we have no current intentions to pay any dividends

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  SHARE-BASED COMPENSATION  – (continued)

•	Risk-free interest rate ranging from 1% – 3%
•	Expected volatility ranging from 28.35% – 38.55%
•	Forfeitures ranging from 15% – 30%

A summary of stock option activity for the period ended June 30, 2010 is as follows:

	Number of shares	Option Exercise Price ($)	Weighted Average Exercise Price ($)
Outstanding 12/31/2009	1,032,250
Granted	313,000	5.50 – 9.25	7.84
Exercised	—
Cancelled	(40,000)	5.00 – 5.50	5.43
Options Outstanding 6/30/2010	1,305,250

All stock based compensation has been recorded as part of operating expenses. Accounting standards require forfeitures to be estimated at the time an award is granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeiture estimates are disclosed in the information surrounding the option grants. For the periods ended June 30, 2010 and 2009, share-based compensation expense is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. The total unrecognized stock compensation expense at June 30, 2010 is approximately $1,885.

Options Exercisable & Outstanding

Exercise Price ($)	Shares Outstanding	Shares Exercisable	Weighted Average Remaining Life (yrs)
5.00	158,250	52,918	8.4
5.50	951,750	255,328	9.2
9.25	195,250	48,818	9.9
	1,305,250	357,064
Total options available to issue			1,861,530
Total options outstanding or exercised			537,000
Total options Remaining			1,324,530

Restricted Stock Awards

On January 28, 2010, the Company granted restricted stock of 27,500 shares to a strategic new hire. These shares will vest 5,500 shares annually beginning in January 2011. The total expense associated with the grant is $151, or $5.50 per share, and will be recognized over the vesting period of the stock. On June 8, 2010, the Company granted restricted stock of 25,000 shares to another strategic new hire. These shares will vest in thirds annually beginning in June 2011. The total expense associated with the grant is $2.31, or $9.25 per share, and will be recognized over the vesting period of the stock.

11.  WARRANTS

On March 15, 2010, one of the Company’s largest shareholders elected to exercise 1,022,728 warrants for a total exercise price of approximately $4.5 million. The proceeds from this issuance were used to pay down the outstanding balance on the revolver.

In conjunction with the Insight acquisition, the Company issued 215,000 warrants to purchase KEYW common stock at $9.25 per share. These options vested immediately and expire seven years from issuance.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  WARRANTS  – (continued)

The costs associated with these warrants were treated as an original issue discount to the debt and will be expensed over the two-year note term. The total original issue discount was approximately $584 as calculated using the Black-Scholes model.

As of June 30, 2010, outstanding warrants were as follows:

Warrants Exercisable & Outstanding

Exercise Price ($)	Warrants Outstanding	Warrants Exercisable	Weighted Average Remaining Life (yrs)
4.00	2,198,625	2,198,625	5.1
5.50	2,400,181	2,400,181	5.9
9.25	215,000	215,000	6.7
	4,813,806	4,813,806

12.  SUBSEQUENT EVENTS

In connection with the preparation of its financial statements for the quarter ended June 30, 2010, the Company has evaluated events that occurred between June 30, 2010 and September 17, 2010, the date of issuance to determine whether any of these events required recognition or disclosure in the second quarter 2010 financial statements. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements except as discussed below.

On July 30, 2010, the Company paid off its outstanding term note with Bank of America in the amount of $3.5 million.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED BALANCE SHEETS

	March 31, 2010	December 31, 2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,013	$7,333
Accounts receivable, net	22,610	9,409
Inventories	5,292	4,334
Prepaid expenses	831	1,240
Income tax receivable	67	223
Total current assets	30,813	22,539
Property and equipment, net	2,502	1,430
Goodwill	92,045	34,927
Other intangibles, net	17,713	6,314
Deferred tax asset	1,892	1,892
Other assets	132	28
TOTAL ASSETS	$145,097	$67,130
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,751	$442
Accrued expenses	3,401	435
Accrued salaries & wages	3,462	2,214
Line of credit	9,100	—
Short-term senior debt	5,000	—
Short-term subordinated debt	11,001	—
Deferred income taxes	83	83
Total current liabilities	37,798	3,174
Long-term liabilities:
Long-term subordinated debt	7,461	—
Non-current deferred tax liability	1,564	1,564
Other non-current liabilities	98	53
Accrued earn-out	27,750	—
TOTAL LIABILITIES	74,671	4,791
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized, 15,487,748 and 14,187,520 issued and outstanding	15	14
Additional paid-in capital	74,157	66,504
Accumulated deficit	(3,746)	(4,179)
Total stockholders’ equity	70,426	62,339
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$145,097	$67,130

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	March 31, 2010	March 31, 2009
	(unaudited)	(unaudited)
Revenue
Services	$18,865	$6,959
Products	2,878	1,471
Total	21,743	8,430
Cost of Revenue (exclusive of amortization expense shown below)
Services	13,453	5,075
Products	1,788	806
Total	15,241	5,881
Gross Profit
Services	5,412	1,884
Products	1,090	665
Total	6,502	2,549
Operating expenses	5,091	1,969
Intangible Amortization Expense	855	470
Income from operations	556	110
Interest Expense(income), net	162	(18)
Other non-operating (income)expense, net	(195)	350
Total non-operating (income)expense, net	(33)	332
Income(Loss) before provision for income taxes	589	(222)
Income tax expense	156	88
Net Income(Loss)	$433	$(310)
Weighted average common shares outstanding:
Basic	14,311,869	8,626,750
Fully Diluted	21,021,448	8,626,750
Basic and diluted earnings per share
Basic	$0.03	$(0.04)
Fully Diluted	$0.02	$(0.04)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount			Total
Balance as of December 31, 2009	14,187,520	$14	$66,504	$(4,179)	$62,339
Net Income	—	—	—	$433	$433
Restricted Stock issuances	27,500	—	6		6
Warrant exercise	1,022,728	1	4,499		4,500
Warrants issued in conjunction with sub-debt	—	—	585		585
Stock issued as part of the Insight acquisition	250,000	—	2,312		2,312
Stock based compensation	—		251		251
Balance as of March 31, 2010	15,487,748	$15	$74,157	$(3,746)	$70,426

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s)

CONSOLIDATED STATEMENTS OF CASH FLOW

	March 31, 2010	March 31, 2009
	(unaudited)	(unaudited)
Net income	$433	$(310)
Adjustments to reconcile net loss to net
Cash used in operating activities
Stock compensation	257	32
Depreciation/Amortization	990	525
Warrant accounting	—	360
Gain on disposal of equipment	—	—
Non-cash interest expense	12	—
Decrease (increase) in balance sheet items
Receivables	(7,098)	(1,371)
Inventory	(958)	(563)
Prepaid expenses	(113)	(29)
Accounts payable	(75)	356
Accrued expenses	2,631	998
Other balance sheet changes	87	(19)
Net cash used in continuing operations	(3,834)	(21)
Cash flows from investing activities
Acquisitions, net of cash acquired	(27,629)	—
Purchase of property and equipment	(457)	(396)
Net cash used in investing activities	(28,086)	(396)
Cash flows from financing activities
Proceeds from term note	5,000	—
Proceeds from line of credit, net	14,600	—
Payments on line of credit	(5,500)	—
Proceeds from subordinated debt	8,000	—
Proceeds from warrant exercise	4,500	—
Net cash provided by financing activities	26,600	—
Net decrease in cash and cash equivalents	(5,320)	(417)
Cash and cash equivalents at beginning of period	7,333	5,396
Cash and cash equivalents at end of period	$2,013	$4,979
Supplemental disclosure of cash flow information:
Cash paid for interest	$34	$—
Cash paid for taxes	$—	$—

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Organization

The KEYW Holding Corporation (“Holdco”) was incorporated in Maryland in December 2009. Holdco is a holding company and conducts its operations through the KEYW Corporation (“Opco”) and its subsidiaries. Opco was incorporated in Maryland in May 2008 and began operations on August 4, 2008. Opco became Holdco’s wholly-owned subsidiary on December 29, 2009 as part of a corporate reorganization (the “Reorganization”). References to the “Company”, “KEYW”, “we”, “us”, or “our” refer to Opco and its subsidiaries for any period prior to December 29, 2009 and to Holdco and its subsidiaries as of and after December 29, 2009.

Pursuant to the Reorganization, all of the capital stock, options, and warrants of Opco were exchanged for an equal number of shares of capital stock, options, and warrants of Holdco, having substantially identical terms as the Opco instruments, except that certain terms of the Opco warrants were modified in the Reorganization when exchanged for replacement Holdco warrants so that the warrants would no longer be classified as liability instruments under current accounting guidance.

We support the Intelligence Community’s (“IC”) transformation to Cyber Age mission and operations by providing agile solutions that offer both flexibility and scalability to the ICs’ most challenging and highly classified problems. We provide a full range of engineering services as well as fully integrated platforms that support the entire intelligence process, including collection, analysis, processing and impact (synthesis of actionable information). Our platforms include products that we manufacture, as well as hardware and software that we integrate using the engineering services of our highly skilled and cleared workforce.

We have acquired seven businesses or operating entities since our inception including S&H Enterprises of Central Maryland, Inc. (“S&H”) on September 2, 2008, Integrated Computer Concepts, Incorporated (“ICCI”) and its wholly owned subsidiary Coreservlets.com on September 30, 2008, the majority of assets from Embedded Systems Design, Inc. on July 23, 2009, the government contracting assets of Leading Edge Design & Systems, Inc. (“LEDS”) on October 29, 2009, the assets of the Systems Engineering and Technical Assistance unit that supports the National Reconnaissance Office from General Dynamics Advanced Information Systems, Inc. on December 7, 2009, The Analysis Group, LLC (“TAG”) on February 22, 2010, and Insight Information Technology, LLC (“IIT”) on March 15, 2010. See Note 2 for additional information on these acquisitions.

Fiscal Year

We have adopted a calendar year as our accounting year.

Principles of Consolidation

The consolidated financial statements include the transactions of the parent and its wholly-owned subsidiaries, ICCI, S&H, TAG and IIT from the date of their acquisition. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

We derive the majority of our revenue from time-and-materials, firm-fixed-price, cost-plus-fixed-fee, and cost-plus-award-fee contracts. Prior to our acquisitions in late 2009, our revenue did not include any cost-plus type of work. Revenues from cost reimbursable contracts are recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For performance-based fees under cost reimbursable contracts we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as prior award experience and

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives we recognize the relevant portion of the fee upon customer approval. For time-and- materials contracts, revenue is recognized to the extent of billable rates times hours delivered plus materials and other reimbursable costs incurred. For fixed-price production contracts, revenue and cost are recognized at a rate per unit as the units are delivered or by other methods to measure services provided. This method of accounting requires estimating the total revenues and total contract cost of the contract. During the performance of contracts, these estimates are periodically reviewed and revisions are made as required. The impact on revenue and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Estimated losses on contracts at completion are recognized when identified.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under the contract, the cost of the effort, and an ongoing assessment of our progress toward completing the contract. From time to time, as part of our management processes, facts develop that require us to revise our estimated total costs or revenue. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known.

In certain circumstances, and based on correspondence with the end customer, management authorizes work to commence or to continue on a contract option, addition or amendment prior to the signing of formal modifications or amendments. We recognize revenue to the extent it is probable that the formal modifications or amendments will be finalized in a timely manner and that it is probable that the revenue recognized will be collected.

Cost of Revenues

Cost of revenues consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

Inventories

Our inventory consists of work in process and finished goods. Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Our inventory consists of specialty products that we manufacture on a limited quantity basis for our customers. We manufacture at quantity levels that are projected to be sold in the six-month period following production. The Company has not had any products sold below their standard pricing less applicable volume discounts.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Invoice terms range from net 10 days to net 30 days. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance (allowance for doubtful accounts) based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to accounts receivable. Currently there is no valuation reserve because the Company believes that all of its accounts receivable are fully collectible.

Prepaid Expenses

Prepaid expenses generally consist of amounts paid in advance for rent, insurance and advanced payments to suppliers for materials purchases.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment

All property and equipment are stated at acquisition cost or in the case of self-constructed assets, the cost of labor and a reasonable allocation of overhead costs (no general and administrative costs are included). The cost of maintenance and repairs, which do not significantly improve or extend the life of the respective assets, are charged to operations as incurred.

Provisions for depreciation and amortization are computed on a straight-line method over the estimated useful lives of between 3 and 7 years.

Long-Lived Assets (Excluding Goodwill)

The Company follows the provisions of FASB ASC topic 360-10-35, Impairment or Disposal of Long-Lived Assets in accounting for long-lived assets such as property and equipment and intangible assets subject to amortization. The guidance requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment assessment is undertaken if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Impairment losses are measured as the difference between the carrying value of long-lived assets and their fair market value based on discounted cash flows of the related assets. Impairment losses are treated as permanent reductions in the carrying amount of the assets. The Company has not recorded any impairments since inception.

Goodwill

Purchase price in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with FASB ASC Topic 350-20, Goodwill, the Company tests for impairment at least annually, using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The Company operates as a single reporting unit. The fair value of the reporting unit is estimated using a market capitalization approach. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed the test during the fourth quarter of fiscal year 2009 and found no impairment to the carrying value of goodwill. Management has concluded that there have been no events subsequent to the impairment test that would indicate an impairment of goodwill.

Intangibles

Intangible assets consist of the value of customer-related intangibles acquired in various acquisitions. Intangible assets are amortized on a straight line basis over their estimated useful lives unless the pattern of usage of the benefits indicates an alternative method is more representative. The useful lives of the intangibles range from one to seven years.

Concentrations of Credit Risk

We maintain cash balances that, at times, during the periods ended March 31, 2010 and December 31, 2009 exceeded the federally insured limit on a per financial institution basis of $250. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash. In addition, we have credit risk associated with our receivables that arise in the ordinary course of business. In excess of 90% of our contracts are issued by the U.S. Government and any disruption to cash payments from our end customer could put the Company at risk.

Use of Estimates

Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with expected original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The balance sheet includes various financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable. The fair values of these assets approximate the carrying values due to the short maturity of these instruments.

Research and Development

Internally funded research and development expenses are expensed as incurred and are included in cost of operations in the accompanying consolidated statement of operations. In accordance with FASB ASC Topic 730 — Research and Development, such costs consist primarily of payroll, material, subcontractor and an allocation of overhead costs related to product development. Research and development costs totaled $74 and $279 for the quarters ended March 31, 2010 and March 31, 2009, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. We will establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that it judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. No such adjustments were recorded as of March 31, 2010 or December 31, 2009.

Earnings Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the diluted weighted average common shares, which reflects the potential dilution of stock options, warrants, and contingently issuable shares that could share in our income if the securities were exercised.

Outstanding options and warrants of 6,021,056 at March 31, 2010 were included in the computation of fully diluted net income per share.

Outstanding options and warrants of 3,133,375 at March 31, 2009 were not included in the computation of fully diluted net income per share because their effect would be anti-dilutive.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Stock Based Compensation

As discussed in Note 14, the Company adopted a new stock option plan in December 2009 in conjunction with the corporate reorganization. The Company had originally adopted a stock option plan in 2008. The Company applies the fair value method that requires all share-based payments to employees and non-employee directors, including grants of employee stock options, be expensed over their requisite service period based on their value at the grant date using their fair value, determined using a prescribed option- pricing model. We use the Black-Scholes option pricing model to value share-based payments. Compensation expense related to share-based awards is recognized on an accelerated basis. The expense recognized is based on the straight-line amortization of each individually vesting piece of a grant. A grant that vests equally over three years would expense all of the first year vesting in the first twelve months, the second vesting would be expensed over twenty-four months and the third tranche would be expensed over thirty-six months. The calculated expense is required to be based upon awards that ultimately vest and we have accordingly, reduced the expense by estimated forfeitures.

The following assumptions were used for option grants during the period ended March 31, 2010 and March 31, 2009.

Dividend Yield — The Company has never declared or paid dividends on its common stock and has no plans to do so in the foreseeable future.

Risk-Free Interest Rate — Risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term approximating the expected life of the option term assumed at the date of grant.

Expected Volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The expected volatility is based on the historical volatility of existing comparable public companies for a period that approximates the estimated life of the options.

Expected Term of the Options — This is the period of time that the options granted are expected to remain unexercised. The Company estimates the expected life of the option term based on the expected tenure of employees and historical experience.

Forfeiture Rate — The Company estimates the percentage of options granted that are expected to be forfeited or canceled on an annual basis before stock options become fully vested. The Company uses the forfeiture rate that is a blend of past turnover data and a projection of expected results over the following twelve month period based on projected levels of operations and headcount levels at various classification levels with the Company.

Segment Reporting

ASC Section 280, Segment Reporting, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. The guidance also establishes standards for related disclosures about products and services, geographic areas and major customers. Management has concluded that the Company operates in one segment based upon the information used by management in evaluating the performance of its business and allocating resources and capital.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued an amendment, which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this guidance, determining whether a company is required to consolidate an entity will be based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

that most significantly impact the entity’s economic performance. This amendment is effective for fiscal years beginning after November 15, 2009. The adoption of this standard did not have a material impact on the consolidated financial position, results of operations, or cash flows.

In October 2009, the FASB revised the accounting guidance for revenue arrangements with multiple deliverables. The revision: (1) removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, (2) provides a hierarchy that entities must use to estimate the selling price, (3) eliminates the use of the residual method for allocation, and (4) expands the ongoing disclosure requirements. This guidance is effective for the Company beginning January 1, 2011 and can be applied prospectively or retrospectively. The Company is currently assessing the impact of the revised accounting guidance.

In September, 2009, the FASB issued Accounting Standards Update ASU 2009-14, Certain Revenue Arrangements That Include Software Elements – a consensus of the FASB Emerging Issues Task Force, to amend the existing revenue recognition guidance. ASU 2009-14 amends the scope of ASC 985, Software, 605, “Revenue Recognition” (formerly AICPA Statement of Position 97-2, Software Revenue Recognition), to exclude certain tangible products and related deliverables that contain embedded software from the scope of this guidance. Instead, the excluded products and related deliverables must be evaluated for separation, measurement, and allocation under the guidance of ASC 605-25, as amended by ASU 2009-13. The amended guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. An entity may elect retrospective application to all revenue arrangements for all periods presented using the guidance in ASC 250, Accounting Changes and Error Corrections. Entities must adopt the amendments resulting from both of these ASUs in the same period using the same transition method, where applicable. Management is reviewing ASU 2009-14 for applicability to the Company’s revenue recognition policies.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”) to amend topic ASC 820 “Fair Value Measurements and Disclosures,” by improving disclosure requirements in order to increase transparency in financial reporting. ASU 2010-06 requires that an entity disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and describe the reasons for the transfers. Furthermore, an entity should present information about purchases, sales, issuances, and settlements for Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures for the level of disaggregation and disclosures about input and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements for the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

2.  ACQUISITIONS

The Company has completed seven acquisitions since it began operations in August 2008. The acquisitions were done to increase the Company’s skill sets and to create sufficient critical mass to be able to prime contracts. All of the acquisitions resulted in the Company recording goodwill and other intangibles. The goodwill was a result of the acquisitions focusing on acquiring cleared personnel to expand our presence with our main customer. The value of having those people is what caused the majority of the goodwill from the transaction and drove much of the purchase price. Several of the acquisitions involved issuance of Company

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  ACQUISITIONS  – (continued)

stock. The stock issuance price was determined by negotiation between the parties. The transaction costs expensed for the acquisitions totaled $112 and $553 for the quarter ended March 31, 2010 and year ended December 31, 2009, respectively.

Details of the five acquisitions completed since January 1, 2009 are outlined below:

Embedded Systems Design, Inc.

On July 23, 2009, KEYW acquired the majority of the assets of Embedded Systems Design, Inc. (“ESD”) under an asset purchase agreement for a total purchase price of approximately $3.4 million in cash and 135,052 shares valued at $5.50 per share. As a result of this transaction, the Company recorded $1.2 million in intangible assets primarily related to the value of contracts acquired that will be amortized over their estimated useful life of five years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

ESD’s capabilities include system and software engineering, hardware and firmware engineering, and Field Programmable Gate Array (FPGA) design solutions. The Company acquired 25 employees most of whom have U.S. Government security clearances.

Leading Edge Design & Systems, Inc.

On October 29, 2009, KEYW acquired the government contracting assets of Leading Edge Design & Systems, Inc. (“LEDS”) under an asset purchase agreement for a total purchase price of approximately $8.0 million in cash. This purchase price includes several performance criteria including retention of the acquired employees for specified terms. Should employees not be retained by KEYW for those specified times, the purchase price will be reduced. As a result of this transaction, the Company has recorded $1.0 million related to the value of the acquired contracts that will be amortized over their estimated useful life of three years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

The LEDS team has been a highly valued provider of development, implementation and integration of large-scale, end-to-end solutions for the intelligence community for many years. The Company acquired 28 employee or subcontractors most of which have U.S. Government security clearances.

General Dynamics Advanced Information Systems, Inc.

On December 7, 2009, KEYW acquired certain assets of the Systems Engineering and Technical Assistance unit of General Dynamics Advanced Information Systems, Inc. (“GDAIS”) under an asset purchase agreement for a total purchase price of $7.5 million in cash. As a result of this transaction, the Company has recorded $0.9 million of intangibles exclusively related to the value of contracts acquired that will be amortized over their estimated useful life of three years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

This team has been involved with software and programmatic support for many years and has built a trusted reputation with their client. The Company acquired 65 employees and subcontractors all of whom have U.S. Government security clearances. This unit operates as Recon post acquisition.

The Analysis Group, LLC

On February 22, 2010, the Company acquired all of the ownership interests of the principals of The Analysis Group, LLC (“TAG”) in exchange for approximately $34.65 million in cash and debt and an earn-out of up to 3 million common shares of the Company’s stock. The Company paid $23 million in cash and gave the sellers two notes for $3.4 million and $8.25 million at closing. The first note represents the escrow for the transaction and bears an annual interest rate of 3%. The second note bears an interest rate of 8%. Both

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  ACQUISITIONS  – (continued)

notes are due the earlier of February 28, 2011 or within seven days of an initial public offering completed by the Company. The Company has recorded $10,457 of intangibles exclusively related to the value of contracts acquired that will be amortized over their estimated useful life of 3 years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

The earn-out shares are contingent upon achieving certain average revenue and margin thresholds for calendar 2010 and 2011. Up to 750,000 shares can be earned based on winning certain specified contract bids. Should total revenue exceed approximately $135 million and gross margins exceed 20% for the two year period, additional cash will be paid to the sellers in a predetermined formula based on those two measuring criteria. The Company is accounting for the contingent earn-out shares under the liability method which requires the contingency shares to be revalued at each balance sheet date to the fair market value of the stock. The contingent shares were recorded at a $9.25 per share value at acquisition. Thus the total value of the transaction was approximately $61 million.

TAG has distinguished itself as a provider of high performance solutions to the Department of Defense, particularly Air Force Intelligence, and to the National Security community in general. The Company consists of approximately 65 employees most of whom have U.S. government clearances.

Insight Information Technology, LLC

On March 12, 2010, the Company acquired all of the ownership interests of the principal of Insight Information Technology, LLC (“IIT”) for $8.0 million and 250,000 shares of KEYW common stock valued at $9.25 per share for a total purchase price of approximately $10.3 million. The Company has recorded $1,897 of intangibles exclusively related to acquired contracts and trade name that will be amortized over their estimated useful life of 3 years. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

IIT is a customer-focused information technology and professional services firm that specializes in the support of design, development, and delivery of state-of-the-art technology solutions, systems engineering and management consulting services. The Company consists of approximately 36 employees, most of whom have U.S. government clearances.

The total purchase price paid for the acquisitions described above have been allocated as follows:

	TAG	IIT	ESD	LEDS	GDAIS
Cash	$1,178	$178	$—	$—	$—
Current assets, net of cash acquired	7,587	697	65	14	—
Fixed assets	18	60	11	25	—
Intangibles	10,457	1,779	1,229	1,019	925
Goodwill	48,937	8,181	2,933	7,135	6,575
Total Assets Acquired	68,177	10,895	4,238	8,193	7,500
Current liabilities	6,408	357	121	139	—
Deferred income tax liability	—	—	—	—	—
Long-term obligations	27,764	—	—	—	—
Total Liabilities Assumed	34,172	357	121	139	—
Net Assets Acquired	$34,005	$10,538	$4,117	$8,054	$7,500
Net Cash Paid	23,000	8,244	3,374	8,054	7,500
Debt issued to sellers	11,001	—	—	—	—
Equity Issued	—	2,313	743	—	—

All acquisitions were accounted for using the acquisition method of accounting. Results of operations for each acquired entity are included in the consolidated financial statements from the date of each acquisition. Each of the acquisitions outlined above complements the Company’s strategic plan to expand its classified

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  ACQUISITIONS  – (continued)

intelligence offers into the national security marketplace. These acquisitions provide the Company with access to key customers, security clearances and technical expertise. As a result of these factors, the Company was willing to pay a purchase price that resulted in recording goodwill as part of the purchase price allocation. The purchase price allocations for the TAG and IIT acquisitions are preliminary pending the finalization of the earn-out valuation for the TAG acquisition.

The table below summarizes the unaudited pro forma income statements for the first quarters of 2010 and 2009 assuming these acquisitions had been completed on the first day of the respective quarters. These pro forma statements do not include any adjustments that may have resulted for synergies between the acquisitions or for amortization of intangibles other than during the period the acquired entities were part of the Company. The Recon numbers represent the revenues and direct expenses for the acquired contracts. The 2010 activity for TAG and Insight represents the financial activity in 2010 prior to acquisition.

March 31, 2010
	TAG	IIT	KEYW	Total
Revenue	3,854	1,207	21,743	26,804
COGS	3,227	904	15,241	19,372
Gross Profit	627	303	6,502	7,432
Operating Expenses	720	288	5,946	6,954
Operating Income	(93)	15	556	478
Non-operating Income	(5)	—	(33)	(38)
Income Before Taxes	(88)	15	589	516
Tax Expense	—	—	156	156
Net Income	(88)	15	433	360

2009
	ESD	LEDS	GDAIS	TAG	IIT	KEYW	Total
Revenue	1,860	1,725	4,048	14,330	821	8,430	31,214
COGS	936	1,021	3,640	12,174	764	5,881	24,416
Gross Profit	924	704	408	2,156	57	2,549	6,798
Operating Expenses	834	570	—	1,279	210	2,439	5,332
Operating income	90	134	408	877	(153)	110	1,466
Non-Operating Expense (Income)	—	—	—	(3)	(1)	332	328
Income Before Taxes	90	134	408	880	(152)	(222)	1,138
Tax Expense	—	—	—	—	—	87	87
Net Income	90	134	408	880	(152)	(309)	1,051

The decrease in revenue between March 31, 2009 and March 31, 2010 is the absence of a large government contract from the TAG acquisition that contributed $6,000 of revenue during 2009.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  FAIR VALUE MEASUREMENTS

We group financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from available pricing sources for market transactions involving identical assets or liabilities.
Level 2	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2010, the Company valued its outstanding contingent shares from the TAG acquisition at the market value of our stock as a Level 2 liability. For valuation purposes, we used the share price for the Insight acquisition that closed in March 2010.

The Company did not have any financial assets or liabilities that were subject to valuation at December 31, 2009.

4.  ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2010	December 31, 2009
Accounts Receivable
Billed AR	$20,490	$5,068
Unbilled AR	1,990	4,341
Other	130	—
Total AR	$22,610	$9,409

Unbilled amounts represent revenue recognized which could not be billed by the period end based on contract terms. All of the unbilled amounts were billed subsequent to year end. Retainages typically exist at the end of a project and/or if there is a disputed item on an invoice received by a customer. At March 31, 2010 and December 31, 2009, retained amounts are insignificant and are expected to be collected subsequent to the balance sheet date.

Management does not currently have an allowance for doubtful accounts recorded because management believes that all of the accounts receivable are fully collectible.

Most of the Company’s revenues are derived from contracts with the U.S. Government, in which we are either the prime contractor or a subcontractor, depending on the award.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVENTORIES

Inventories at March 31, 2010 and December 31, 2009, consisted of work in process at various stages of production and finished goods. This inventory, which consists primarily of mobile communications devices, is valued at the lower of cost (as calculated using the weighted average method) or market. The cost of the work in process consists of materials put into production, the cost of labor and an allocation of overhead costs. We determined that no reserve for obsolescence or other consideration was necessary for the inventory.

6.  PREPAID EXPENSES

Prepaids at March 31, 2010 and December 31, 2009 primarily consist of prepaid insurance, rent and professional fees. Prepaids at December 31, 2009, also had approximately $672 of machinery purchases that were made in 2009 due to incentives offered by the manufacturer for prepayment. This equipment was delivered in early 2010.

7.  PROPERTY AND EQUIPMENT

Property and equipment are as follows:

	March 31, 2010	December 31, 2009
Property & Equipment
Buildings & Improvements	$184	123
Manufacturing Equipment	1,210	430
Office Equipment	1,623	1,210
Total	$3,017	$1,763
Accumulated Depreciation	(515)	(333)
Property & Equipment, net	$2,502	$1,430

Depreciation expense charged to operations was $135 and $55 for the quarters ended March 31, 2010 and March 31, 2009, respectively.

8.  AMORTIZATION OF INTANGIBLE ASSETS

The following values and amortization lives were assigned to intangible assets (other than goodwill) for the acquisitions noted below:

		March 31, 2010		December 31, 2009
Acquisition	Intangible	Gross Book Value	Net Book Value	Gross Book Value	Net Book Value	Useful life In years
S&H	Contracts – Fixed Price Level of Effort	1,606	1,089	1,606	1,169	7
S&H	Proposed New business	3	—	3	(1)	2
ICCI	Contracts – Fixed Price Level of Effort	1,181	814	1,181	880	5
ICCI	Contracts – T&M and IDIQ	3,018	1,076	3,018	1,266	6
ESD	Contracts	1,207	1,039	1,207	1,100	5
ESD	New Business & Non-compete	22	6	22	12	1
LEDS	Contracts	1,019	875	1,019	962	3
Recon	Contracts	935	857	935	935	3
TAG	Contracts	10,457	10,168	—	—	3
IIT	Contracts	1,615	1,607	—	—	3
IIT	Tradename	182	182	—	—	3
		21,245	17,713	8,991	6,324

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  AMORTIZATION OF INTANGIBLE ASSETS  – (continued)

The Company recorded amortization expense of $855 and $470 for the quarters ended March 31, 2010 and 2009, respectively. The Company is in the process of finalizing the intangible assets associated with the TAG and IIT transactions related to both valuation and amortization lives.

9.  DEBT

During the first quarter of 2010, the Company entered in various debt agreements in order to fund the acquisitions of TAG and IIT. Details of these debt arrangements are as follows. All of the debt incurred in 2010, with the exception of the line of credit, contains clauses that require the debt to be retired within seven days of an initial public offering.

On February 22, 2010, the Company entered into two debt agreements with Bank of America in conjunction with the closing of the TAG transaction. The debt consists of an asset-backed line of credit secured by the assets of the Company. The line of credit provides for up to $17,500 of borrowings based on the receivable base of the Company. The line of credit also has an accordion feature that provides the ability for the Company to borrow up to an additional $10,000 to pursue additional acquisitions subject to bank approval. The interest rate on the debt is adjustable and is equal to the LIBOR rate plus a margin that ranges from 2.0 – 2.5 basis points based on certain financial ratios. The effective interest rate as of March 31, 2010 was 3.5%. The debt is due in February 2011. The outstanding balance on the loan as March 31, 2010 is $9,100. The debt contains standard financial covenants including adjusted EBITDA ratios for senior debt and total debt as well as fixed charge coverage ratios. The Company is in compliance with the covenants as of March 31, 2010.

The second Bank of America debt is a $5,000 term loan that matures in February 2011 and begins amortizing in May 2010 at $500 per month plus interest. The interest rate on the debt is adjustable and is equal to the LIBOR rate plus a margin that ranges from 2.0 – 2.5 basis points based on certain financial ratios. The effective interest rate as of March 31, 2010 was 2.75%. The outstanding balance on the loan at March 31, 2010 is $5,000.

In conjunction with the TAG acquisition, the sellers took back debt totaling $11,001 that matures on February 28, 2011. The debt is broken into two segments with the first amount of $3,400 bearing interest at 3% and the remaining $7,601 bearing interest at 8%. This debt is subordinate to the Bank of America debt.

In March 2010, the Company borrowed $8,000 from four shareholders and Board members. The terms of the debt are 8% interest, 20,000 warrants per million financed and a maturity date of March 2012. If the debt remains unpaid at maturity, the Company will issue additional warrants in the same amount as originally issued. The strike price of the warrants is $9.25 and the warrants expire seven years from issuance. The warrant valuation, as calculated using the Black-Scholes method is being treated as an original issue discount with the expense being recognized as non-cash interest expense over the life of the loans. Should the debt be retired early, the remaining original issue discount would be recognized as expense at that time. The carrying value of the debt at March 31, 2010 is $7,559.

In August 2008, the Company entered into a line of credit agreement with a national bank. The agreement provides for borrowings up to $1,625. Any borrowings under this facility will accrue interest at 1% above the BBA LIBOR daily floating rate. As a condition of the loan, which was collaterized by our certificate of deposit investment and our property and equipment, we were required to maintain unencumbered liquid assets of at least $2,000. The line of credit was for one year, but could have been extended by an amendment to the agreement. The Company allowed the line of credit to expire in 2009 and did not replace that facility. The Company did not draw on this line since its inception.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  SHARE-BASED COMPENSATION

On December 29, 2009, the Company, in conjunction with the corporate reorganization, adopted the 2009 Stock incentive plan. The plan terms are similar to the previous 2008 Plan, except that the new plan has a maximum amount of shares available for issuance of 12,000,000 with a soft cap of 12% of the outstanding shares available for issuance. The 2009 plan provides for the issuance of stock options, restricted stock and restricted stock units.

Stock Options

The Company generally issues stock option awards that vest over varying periods, ranging from three to five years, and have a ten-year life. We estimate the fair value of stock options using the Black-Scholes option-pricing model. Because our common stock does not trade publicly we do not use historical data to determine volatility of our stock. We determine volatility by using the historical stock volatility of public companies in our industry with similar characteristics. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. All option awards terminate within sixty days or sooner after termination from the Company except as provided in certain circumstances with regard to our senior executive employment agreements.

The first quarter 2010 option activity consists of options issued to new hires or employees acquired through acquisitions. The majority of the options were issued at the $5.50 strike price, with the options associated with the IIT acquisition and March hires being issued at $9.25.

A summary of stock option activity for the period ended March 31, 2010 is as follows:

	Number of shares	Option Price ($)	Weighted Average Price ($)
Outstanding 12/31/2009	1,032,250
Granted	194,750	5.50 – 9.25	6.79
Exercised	—
Cancelled	(14,750)	5.00 – 5.50	5.42
Options Outstanding 3/31/2010	1,212,250

All stock based compensation has been recorded as part of operating expenses. Accounting standards require forfeitures to be estimated at the time an award is granted and revised, if necessary, in subsequent periods if factual for forfeitures differ from those estimates. Forfeiture estimates are disclosed in the information surrounding the option grants in Note 1 to these Financial Statements. For the periods ended March 31, 2010 and March 31, 2009, share-based compensation expense is based on awards ultimately expected to vest and has been reduced for estimated forfeitures.

Options Exercisable & Outstanding

Exercise Price ($)	Shares Outstanding	Shares Exercisable	Weighted Average Remaining Life (yrs)
5.00	161,000	54,294	8.4
5.50	974,250	242,519	9.2
9.25	77,000	19,252	9.9
	1,212,250	316,065

Restricted Stock Awards

On January 28, 2010, the Company granted restricted stock of 27,500 shares to a strategic new hire. These shares will vest 5,500 shares annually beginning in January 2011. The total expense associated with the grant is $151, or $5.50 per share, and will be recognized over the vesting period of the stock.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  WARRANTS

On March 15, 2010, one of the Company’s largest shareholders elected to exercise 1,022,728 warrants for a total exercise price of approximately $4.5 million. The proceeds from this issuance were used to pay down the outstanding balance on the line of credit.

In conjunction with the IIT acquisition, the Company issued 210,000 warrants to purchase KEYW common stock at $9.25 per share. These options vested immediately and expire seven years from issuance. The costs associated with these warrants were treated as an original issue discount to the debt and will be expensed over the two-year note term. The total original issue discount was approximately $584 as calculated using the Black-Scholes model.

As of March 31, 2010, outstanding warrants were as follows:

Warrants Exercisable & Outstanding

Exercise Price ($)	Warrants Outstanding	Warrants Exercisable	Weighted Average Remaining Life (yrs)
4.00	2,198,625	2,198,625	5.3
5.50	2,400,181	2,400,181	6.1
9.25	210,000	210,000	6.9
	4,808,806	4,808,806

12.  SUBSEQUENT EVENTS

In connection with the preparation of its financial statements for the quarter ended March 31, 2010, the Company has evaluated events that occurred between March 31, 2010 and June 17, 2010, the date of issuance to determine whether any of these events required recognition or disclosure in the first quarter 2010 financial statements. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
The KEYW Holding Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of The KEYW Holding Corporation and Subsidiaries (a Maryland Corporation) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2009 and the period from July 31, 2008 (Inception) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The KEYW Holding Corporation and Subsidiaries as of December 31, 2009 and 2008 and the results of their operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2009 and the period from July 31, 2008 (Inception) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Baltimore, Maryland
April 29, 2010

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$7,333	$5,397
Accounts receivable	9,409	4,167
Inventories	4,334	1,270
Prepaid expenses	1,240	203
Deferred income tax	223	378
Total current assets	22,539	11,415
Property and equipment, net	1,430	638
Goodwill	34,927	18,352
Other intangibles, net	6,314	5,196
Deferred tax asset	1,892	258
Other assets	28	26
TOTAL ASSETS	$67,130	$35,885
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$442	$385
Accrued expenses	435	962
Accrued salaries & wages	2,214	756
Deferred income taxes	83	—
Total current liabilities	3,174	2,103
Long-term liabilities:
Long term deferred rent	53	—
Non-current deferred tax liability	1,564	724
Warrant liability	—	6,770
TOTAL LIABILITIES	4,791	9,597
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value; 100,000,000 and 35,000,000 shares authorized, 14,187,520 and 8,626,750 issued and outstanding	14	9
Additional paid-in capital	66,504	28,345
Accumulated deficit	(4,179)	(2,066)
Total stockholders' equity	62,339	26,288
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$67,130	$35,885

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS

			Predecessor
	Twelve months ended December 31, 2009	Five months ended December 31, 2008	Nine months ended September 28, 2008	Twelve months ended December 31, 2007
Revenues
Services	$32,743	$9,045	$14,563	$15,410
Products	6,294	—	—	—
Total	39,037	9,045	14,563	15,410
Cost of revenues (exclusive of amortization expense shown below)
Services	23,475	4,825	9,351	10,263
Products	4,443	—	—	—
Total	27,918	4,825	9,351	10,263
Gross profit
Services	9,268	4,220	5,212	5,147
Products	1,851	—	—	—
Total	11,119	4,220	5,212	5,147
Operating expenses
Operating expenses	11,373	3,573	4,104	2,847
Intangible Amortization Expense	2,055	612	—	—
Total	13,428	4,185	4,104	2,847
Net Operating (Loss)Income	(2,309)	35	1,108	2,300
Non-operating expense, net	783	2,080	67	(38)
Loss before income taxes	(3,092)	(2,045)	1,041	2,338
Income tax benefit(expense), net	979	(21)	—	0
Net (Loss)/Income	$(2,113)	$(2,066)	$1,041	$2,338

Weighted average common shares outstanding:
Basic	12,062,930	6,474,028
Loss per share:
Basic	$(0.175)	$(0.319)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Statement of Stockholders’ Equity
December 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance as of July 31, 2008	—	$—	$—	$—	$—
Net Loss				$(2,066)	$(2,066)
Founder's restricted stock issuance	837,500	$1	$8		$9
Private placement, net of $91,670 of related costs	5,897,250	6	23,491		23,497
Warrant reclassification to liability			(4,668)		(4,668)
Stock issued as part of ICCI acquisition	1,292,000	1	6,459		6,460
Stock issued as part of S&H acquisition	600,000	1	2,999		3,000
Stock based compensation		—	56		56
Balance as of December 31, 2008	8,626,750	$9	$28,345	$(2,066)	$26,288
Net Income				(2,113)	(2,113)
Restricted Stock issuances to management	107,500	0	74		74
Private placement	5,345,818	5	29,396		29,401
Warrant reclassification from liability, net			7,460		7,460
Restricted stock forfeitures	(26,800)	(0)	0		0
Stock issued as part of the Embedded Systems acquisition	135,052	0	743		743
Stock repurchase	(800)	(0)	(4)		(4)
Stock based compensation			490		490
Balance as of December 31, 2009	14,187,520	$14	$66,504	$(4,179)	$62,339

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOW

	December 31, 2009	December 31, 2008
Net income(loss)	$(2,113)	$(2,066)
Adjustments to reconcile net loss to net
Cash used in operating activities:
Stock option issuances	561	56
Depreciation/Amortization	2,365	636
Deferred taxes	(876)	(76)
Warrant expense	690	2,102
Decrease (increase) in balance sheet items
Receivables	(5,242)	(532)
Inventory	(3,064)	(1,270)
Prepaid expenses	(1,023)	(149)
Accounts payable	56	236
Accrued expenses	965	1,708
Other balance sheet changes	210	(370)
Net cash (used in) provided by continuing operations	(7,471)	275
Cash flows from investing activities:
Acquisitions	(18,928)	(14,839)
Purchase of property and equipment	(1,069)	(637)
Proceeds from the sale of equipment	4	—
Net cash used in investing activities	(19,993)	(15,476)
Cash flows from financing activities:
Proceeds from stock issuances, net	29,400	20,598
Net cash provided by financing activities	29,400	20,598
Net increase in cash and cash equivalents	1,936	5,397
Cash and cash equivalents at beginning of period	5,397	—
Cash and cash equivalents at end of period	$7,333	$5,397
Supplemental disclosures of cash flows information:
Cash paid during the period:
2009 Income taxes		$133
2008 Income taxes		$99

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Organization

The KEYW Holding Corporation (“Holdco”) was incorporated in Maryland in December 2009. Holdco is a holding company and conducts its operations through the KEYW Corporation (“Opco”) and its subsidiaries. Opco was incorporated in Maryland in May 2008 and began operations on August 4, 2008. Opco became Holdco’s wholly-owned subsidiary on December 29, 2009 as part of a corporate reorganization (the “Reorganization”). References to the “Company”, “KEYW”, “we”, “us”, or “our” refer to Opco and its subsidiaries for any period prior to December 29, 2009 and to Holdco and its subsidiaries as of and after December 29, 2009.

Pursuant to the Reorganization, all of the capital stock, options, and warrants of Opco were exchanged for an equal number of shares of capital stock, options, and warrants of Holdco, having substantially identical terms as the Opco instruments, except that certain terms of the Opco warrants were modified in the Reorganization when exchanged for replacement Holdco warrants so that the warrants would no longer be classified as liability instruments under current accounting guidance. See Note 14 for further discussion of these warrants.

We support the Intelligence Community’s (“IC”) transformation to Cyber Age mission and operations by providing agile solutions that offer both flexibility and scalability to the ICs’ most challenging and highly classified problems. We provide a full range of engineering services as well as fully integrated platforms that support the entire intelligence process, including collection, analysis, processing and impact (synthesis of actionable information). Our platforms include products that we manufacture, as well as hardware and software that we integrate using the engineering services of our highly skilled and cleared workforce.

We have acquired five businesses or operating entities since our inception including S&H Enterprises of Central Maryland, Inc. (“S&H”) on September 2, 2008, Integrated Computer Concepts, Incorporated (“ICCI”) and its wholly owned subsidiary Coreservlets.com on September 30, 2008, the majority of assets from Embedded Systems Design, Inc. on July 23, 2009, the government contracting assets of Leading Edge Design & Systems, Inc. on October 29, 2009, and the assets of the Systems Engineering and Technical Assistance unit that supports the National Reconnaissance Office from General Dynamics Advanced Information Systems, Inc. on December 7, 2009. See Note 2 for additional information on these acquisitions.

At the time of acquisition, ICCI accounted for more than half of the revenue of the Company and half of the employees. As a result of the significance of the ICCI acquisition, ICCI is considered the “Predecessor.” The Predecessor statements in the accompanying financial statements for the period January 1, 2008 to September 29, 2008 and for the year ended December 31, 2007 are for ICCI. The financial statements as of December 31, 2009 and 2008 and for the periods from July 31, 2008 (inception) to December 31, 2008 and the year ended December 31, 2009 (“Successor” periods) represent those of the Company and the results of the acquisitions from the date of the respective acquisitions.

Fiscal Year

We have adopted a calendar year as our accounting year. The initial period is less than one year because the date of our formation was May 13, 2008. We first issued stock on July 31, 2008 and are using that date as the date of our inception. The Company began operations on August 4, 2008.

Principles of Consolidation

The consolidated financial statements include the transactions of the parent and its wholly-owned subsidiaries, ICCI and S&H from the date of their acquisition. All intercompany accounts and transactions have been eliminated.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

We derive the majority of our revenue from time-and-materials, firm-fixed-price, cost-plus-fixed-fee, and cost-plus-award-fee contracts. Prior to our acquisitions in late 2009, our revenue did not include any cost-plus type of work. Revenues from cost reimbursable contracts are recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For performance-based fees under cost reimbursable contracts we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as prior award experience and communications with the client regarding performance. For cost reimbursable contracts with performance-based fee incentives we recognize the relevant portion of the fee upon customer approval. For time-and-material contracts, revenue is recognized to the extent of billable rates times hours delivered plus material and other reimbursable costs incurred. For fixed-price production contracts, revenue and cost are recognized at a rate per unit as the units are delivered or by other methods to measure services provided. This method of accounting requires estimating the total revenues and total contract cost of the contract. During the performance of contracts, these estimates are periodically reviewed and revisions are made as required. The impact on revenue and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Estimated losses on contracts at completion are recognized when identified.

	Periods Ended
	December 31,		September 28, 2008	December 31, 2007
Revenue by Contract Type	2009	2008
Time & Materials	81.7%	93.0%	100.0%	100.0%
Fixed-Price	14.5%	7.0%	0.0%	0.0%
Cost Reimbursable	3.8%	0.0%	0.0%	0.0%

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under the contract, the cost of the effort, and an ongoing assessment of our progress toward completing the contract. From time to time, as part of our management processes, facts develop that require us to revise our estimated total costs or revenue. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known.

In certain circumstances, and based on correspondence with the end customer, management authorizes work to commence or to continue on a contract option, addition or amendment prior to the signing of formal modifications or amendments. We recognize revenue to the extent it is probable that the formal modifications or amendments will be finalized in a timely manner and that it is probable that the revenue recognized will be collected.

Cost of Revenues

Cost of revenues consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

Inventories

Our inventory consists of work in process and finished goods. Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Our inventory consists of specialty products that we

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

manufacture on a limited quantity basis for our customers. We manufacture at quantity levels that are projected to be sold in the six month period following production. The Company has not had any products sold below their standard pricing less applicable volume discounts.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Invoice terms range from net 10 days to net 30 days. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance (allowance for doubtful accounts) based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to accounts receivable. Currently there is no valuation reserve because the Company believes that all of its accounts receivable are fully collectible.

Prepaid Expenses

Prepaid expenses generally consist of amounts paid in advance for rent, insurance and advanced payments to suppliers for materials purchases.

Property and Equipment

All property and equipment are stated at acquisition cost or in the case of self-constructed assets, the cost of labor and a reasonable allocation of overhead costs (no general and administrative costs are included). The cost of maintenance and repairs, which do not significantly improve or extend the life of the respective assets, are charged to operations as incurred.

Provisions for depreciation and amortization are computed on a straight-line method over the estimated useful lives of between 3 and 7 years.

Long-Lived Assets (Excluding Goodwill)

The Company follows the provisions of FASB ASC topic 360-10-35, Impairment or Disposal of Long-Lived Assets in accounting for long-lived assets such as property and equipment and intangible assets subject to amortization. The guidance requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment assessment is undertaken if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Impairment losses are measured as the difference between the carrying value of long-lived assets and their fair market value based on discounted cash flows of the related assets. Impairment losses are treated as permanent reductions in the carrying amount of the assets. The Company has not recorded any impairments for the periods ended December 31, 2009 or December 31, 2008.

Goodwill

Purchase price in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with FASB ASC Topic 350-20, Goodwill, the Company tests for impairment at least annually, using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. During fiscal 2009, the Company operated as a single reporting unit. The fair value of the reporting unit is estimated using a market capitalization approach. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performed the test during the fourth quarter of fiscal year 2009 and found no impairment to the carrying value of goodwill.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Intangibles

Intangible assets consist of the value of customer-related intangibles acquired in various acquisitions. Intangible assets are amortized on a straight line basis over their estimated useful lives unless the pattern of usage of the benefits indicates an alternative method is more representative. The useful lives of the intangibles range from one to seven years.

Concentrations of Credit Risk

We maintain cash balances that, at times, during the periods ended December 31, 2008 and December 31, 2009 that exceeded the federally insured limit on a per financial institution basis of $250. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. In addition, we have credit risk associated with our receivables that arise in the ordinary course of business. The majority of our contracts are issued by the U.S. Government and any disruption to cash payments from our end customer could put the Company at risk.

Use of Estimates

Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with expected original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The balance sheet includes various financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable. The fair values of these assets approximate the carrying values due to the short maturity of these instruments.

Research and Development

Internally funded research and development expenses are expensed as incurred and are included in cost of operations in the accompanying consolidated statement of operations. In accordance with FASB ASC Topic 730 — Research and Development, such costs consist primarily of payroll, material, subcontractor and an allocation of overhead costs related to product development.

Customer funded research and development expenses are charged directly to the related contract and are included in cost of revenues in the accompanying consolidated statement of operations. Research and development cost incurred was $585 and $155 for the year ended December 31, 2009 and the five month period ended December 31, 2008, respectively. There were no research and development costs incurred by the predecessor for the periods presented.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. We will establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that it judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. No such adjustments were recorded as of December 31, 2009.

Earnings Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the diluted weighted average common shares, which reflects the potential dilution of stock options, warrants, and contingently issuable shares that could share in our income if the securities were exercised.

Outstanding options and warrants of 6,653,784 and 3,124,375 at December 31, 2009 and December 31, 2008, respectively, were not included in the computation of fully diluted net income per share because their effect would be anti-dilutive.

Stock Based Compensation

As discussed in Note 14, the Company adopted a new stock option plan in December 2009 in conjunction with the corporate reorganization. The Company had originally adopted a stock option plan in 2008. The Company applies the fair value method that requires all share-based payments to employees and non-employee directors, including grants of employee stock options, be expensed over their requisite service period based on their value at the grant date using their fair value, determined using a prescribed option-pricing model. We use the Black-Scholes option pricing model to value share-based payments. Compensation expense related to share-based awards is recognized on an accelerated basis. The expense recognized is based on the straight-line amortization of each individually vesting piece of a grant. A grant that vests equally over three years would expense all of the first year vesting in the first twelve months, the second vesting would be expensed over twenty four months and the third tranche would be expensed over thirty six months. The calculated expense is required to be based upon awards that ultimately vest and we have accordingly, reduced the expense by estimated forfeitures.

The following assumptions were used for option grants during the periods ended December 31, 2009 and 2008. The Predecessor did not have any stock based compensation.

Dividend Yield — The Company has never declared or paid dividends on its common stock and has no plans to do so in the foreseeable future.

Risk-Free Interest Rate — Risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term approximating the expected life of the option term assumed at the date of grant.

Expected Volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The expected volatility is based on the historical volatility of existing comparable public companies for a period that approximates the estimated life of the options.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Expected Term of the Options — This is the period of time that the options granted are expected to remain unexercised. The Company estimates the expected life of the option term based on the expected tenure of employees and historical experience.

Forfeiture Rate — The Company estimates the percentage of options granted that are expected to be forfeited or canceled on an annual basis before stock options become fully vested. The Company uses the forfeiture rate that is a blend of past turnover data and a projection of expected results over the following twelve month period based on projected levels of operations and headcount levels at various classification levels with the Company.

Segment Reporting

ASC Section 280 Segment Reporting, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. The guidance also establishes standards for related disclosures about products and services, geographic areas and major customers. Management has concluded that the Company operates in one segment based upon the information used by management in evaluating the performance of its business and allocating resources and capital.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued guidance related to accounting for uncertainty in income taxes, which was originally effective for fiscal years beginning after December 15, 2007. In December 2008, the FASB issued further guidance which deferred the effective date for the Company until January 1, 2009. In September 2009, the FASB issued new accounting guidance related to income taxes which clarifies that management’s determination of the taxable status of an entity is a tax position subject to the standards required for accounting for uncertainty in income taxes and eliminates certain disclosures related to unrecognized tax benefits for nonpublic companies. As a result of adopting the new guidance, the Company recorded a $139 increase in goodwill as of January 1, 2009.

In December 2007, a new accounting standard was issued regarding the accounting treatment for corporate acquisitions. The new standard moves closer to a fair value model by requiring the acquirer to measure all assets acquired and all liabilities assumed at their respective fair values at the date of acquisition, including the measurement of non-controlling interests at fair value. This standard also establishes principles and requirements as to how the acquirer recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In addition, the standard significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, pre-acquisition contingencies, in-process research and development, restructuring costs and requires the expensing of acquisition-related costs as incurred. The effective date was for fiscal years beginning after December 15, 2008. For transactions consummated after the effective date prospective application of the new standard is applied. For business combinations consummated prior to the effective date, the prior guidance is applied. The adoption of this standard did not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued an amendment to its guidance determining the useful life of intangible assets which requires companies estimating the useful life of a recognized intangible asset to consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, to consider assumptions that market participants would use about renewal or extension as adjusted for entity-specific factors. This guidance is effective for fiscal years beginning after December 15, 2008. The Company does not believe that the adoption of this guidance will have any material effect on its consolidated financial position, results of operations, or cash flows.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In May 2009, the FASB issued accounting guidance on subsequent events which requires companies to address the accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. The adoption of the accounting guidance that was effective January 1, 2009 did not have a material impact on the Company’s consolidated financial condition or results of operations.

In June 2009, the FASB issued an amendment which requires entities to provide more information about the sale of securitized financial assets and similar transactions in which the entity retains some risk related to the assets. This amendment is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption of this amendment will have a material impact on its consolidated financial position, results of operations, or cash flows.

In June 2009, the FASB issued The Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “Codification”) as the single source of authoritative non-governmental United States generally accepted accounting principles. The Codification did not change generally accepted accounting principles but rather enhanced the way accounting principles are organized. The Codification was effective for the Company January 1, 2009 and its adoption did not have a material impact on the Company’s consolidated financial condition or results of operations.

In June 2009, the FASB issued an amendment, which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this guidance, determining whether a company is required to consolidate an entity will be based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This amendment is effective for fiscal years beginning after November 15, 2009. The Company does not believe the adoption will have a material impact on its consolidated financial position, results of operations, or cash flows.

In October 2009, the FASB revised the accounting guidance for revenue arrangements with multiple deliverables. The revision: (1) removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, (2) provides a hierarchy that entities must use to estimate the selling price, (3) eliminates the use of the residual method for allocation, and (4) expands the ongoing disclosure requirements. This guidance is effective for the Company beginning January 1, 2011 and can be applied prospectively or retrospectively. The Company is currently assessing the impact of the revised accounting guidance.

2. ACQUISITIONS

The Company has completed five acquisitions since it began operations in August 2008. The acquisitions were done to increase the Company’s skill sets and to create sufficient critical mass to be able to prime contracts. All of the acquisitions resulted in the Company recording goodwill and other intangibles. The goodwill was a result of the acquisitions focusing on acquiring cleared personnel to expand our presence with our main customer. The value of having those people is what caused the majority of the goodwill from the transaction and drove mush of the purchase price. Several of the acquisitions involved issuance of Company stock. The stock issuance price was determined by negotiation between the parties. The transaction costs expensed for the acquisition totaled $553 for the year ended December 31, 2009.

Details of each of those acquisitions are outlined below:

S&H Enterprises of Central Maryland, Inc.

On September 2, 2008, KEYW acquired 100% of the ownership and membership interests of S&H Enterprises of Central Maryland, Inc. for a total purchase price of $6.14 million. This purchase price,

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACQUISITIONS  – (continued)

including certain transaction costs, was paid with $3.14 million in cash and 600,000 shares of stock, valued at $3.0 million. As a result of the acquisition, we assigned a value of $1.6 million to intangible assets consisting of acquired contracts which have an estimated overall life of less than seven years. The amortization expense related to these intangible assets will be recorded in the financial statements, but is not allowed for income tax purposes. The goodwill is not amortizable for financial reporting or for income tax purposes.

S&H Enterprises of Central Maryland, Inc. provides engineering services, software development and information technology solutions to government agencies, the intelligence community and commercial customers. At the date of the acquisition, the Company had 21 employees, most of whom had U.S. Government security clearances.

Integrated Computer Concepts, Incorporated

On September 30, 2008, KEYW acquired 100% of the ownership and membership interests of Integrated Computer Concepts, Incorporated (“ICCI”) for a total purchase price of approximately $19.3 million. This purchase price, including certain transaction costs, was paid with $12.8 million in cash, including the tax item discussed below, and 1,292,000 shares of stock, valued at $6.5 million. The parties agreed to treat the purchase as an asset purchase for tax purposes, electing to use Internal Revenue Code Section 338(h)(10). In connection with this election, KEYW agreed to pay, as part of the purchase price, the incremental tax liability of the sellers as a result of this election. This amount was accrued at December 31, 2008 and was paid in 2009. As a result of this acquisition, the Company recorded $4.2 million in intangible assets related to the value of contracts which have an estimated overall life of less than six years. The intangible assets and the goodwill of $14.0 million are both amortizable for income tax purposes.

ICCI provides engineering services, software development and information technology solutions to government agencies, the intelligence community and commercial customers. At the date of the acquisition the Company had 77 employees, all of whom had U.S. Government security clearances.

Embedded Systems Design, Inc.

On July 23, 2009, KEYW acquired the majority of the assets of Embedded Systems Design, Inc. (“ESD”) under an asset purchase agreement for a total purchase price of approximately $3.4 million in cash and 135,052 shares valued at $5.50 per share. As a result of this transaction, the Company recorded $1.2 million in intangible assets primarily related to the value of contracts acquired that have an estimated useful life of five years. The amortization expense related to these intangible assets will be recorded in the financial statements. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

ESD’s capabilities include system and software engineering, hardware and firmware engineering, and field programmable gate array design solutions. The Company acquired 25 employees most of whom have U.S. Government security clearances.

Leading Edge Design & Systems, Inc.

On October 29, 2009, KEYW acquired the government contracting assets of Leading Edge Design & Systems, Inc. (“LEDS”) under an assets purchase agreement for a total purchase price of approximately $8.0 million in cash. This purchase price includes several performance criteria including retention of the acquired employees for specified terms. Should employees not be retained by KEYW for those specified times, the purchase price will be reduced. As a result of this transaction, the Company has recorded $1.0 million related to the value of the acquired contracts that have an estimated useful life of three years. The amortization expense related to these intangible assets will be recorded in the financial statements. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACQUISITIONS  – (continued)

The LEDS team has been a highly valued provider of development, implementation and integration of large-scale, end-to-end solutions for the intelligence community for many years. The Company acquired 28 employee or subcontractors most of which have U.S. Government security clearances.

General Dynamics Advanced Information Systems, Inc.

On December 7, 2009, KEYW acquired certain assets of the Systems Engineering and Technical Assistance unit of General Dynamics Advanced Information Systems, Inc. (“GDAIS”) that supports the NRO under an asset purchase agreement for a total purchase price of $7.5 million in cash. As a result of this transaction, the Company has recorded $0.9 million of intangibles exclusively related to the value of contracts acquired that have an estimated useful life of three years. The amortization expense related to these intangible assets will be recorded in the financial statements. The goodwill is not amortizable for financial reporting but is amortizable for income tax purposes over fifteen years.

This team has been involved with software and programmatic support for many years and has built a trusted reputation with their client. The Company acquired 65 employees and subcontractors all of whom have U.S. Government security clearances. This unit operates as Recon post acquisition.

The total purchase price paid for the acquisitions described above have been allocated as follows:

	S&H	ICCI	ESD	LEDS	GDAIS
Cash	$627	$272	$—	—	—
Current assets, net of cash acquired	590	3,079	65	14	—
Fixed Assets	36	21	11	25	—
Intangibles	1,609	4,199	1,229	1,019	925
Goodwill	4,247	14,075	2,933	7,135	6,575
Total Assets Acquired	7,109	21,646	4,238	8,193	7,500
Current liabilities	319	2,379	121	139	—
Deferred income tax liability	649	—	—	—	—
Long-term obligations	1	—	—	—	—
Total Liabilities Assumed	969	2,379	121	139	—
Net Assets Acquired	$6,140	$19,267	$4,117	$8,054	$7,500
Net Cash Paid	2,513	12,326	3,374	8,054	7,500
Equity Issued	3,000	6,460	743	—	—
Actual Cash Paid	3,140	12,807	3,374	8,054	7,500

All acquisitions were accounted for using the acquisition method of accounting. Results of operations for each acquired entity are included in the consolidated financial statements from the date of each acquisition. Each of the acquisitions outlined above complements the Company’s strategic plan to expand its classified intelligence offers into the national security marketplace. These acquisitions provide the Company with access to key customers, security clearances and technical expertise. As a result of these factors, the Company was willing to pay a purchase price that resulted in recording goodwill as part of the purchase price allocation.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACQUISITIONS  – (continued)

The table below summarizes the unaudited pro forma income statements for 2008 and 2009. These pro forma statements do not include any adjustments that may have resulted for synergies between the acquisitions or for amortization of intangibles other than during the period the acquired entities were part of the Company. The Recon numbers represent the revenues and direct expenses for the acquired contracts.

2009

	ESD	LEDS	GDAIS	KEYW	Total
Revenue	3,513	6,082	14,634	39,037	63,266
COGS	2,068	2,892	12,846	27,918	45,724
Gross Profit	1,445	3,190	1,788	11,119	17,542
Operating Expenses	1,167	2,655	—	13,428	17,250
Operating income	278	535	1,788	(2,309)	292
Non-operating expenses	27			783	810
Income before taxes	251	535	1,788	(3,092)	(518)
Tax expense	—	—	—	(979)	(979)
Net Income	251	535	1,788	(2,113)	461
Earnings per share					$0.06

2008

	ESD	LEDS	GDAIS	S&H	ICCI	KEYW	Total
Revenue	5,120	7,330	12,969	3,189	14,563	9,045	52,216
COGS	2,436	3,581	11,285	1,850	9,351	4,825	33,328
Gross Profit	2,684	3,749	1,684	1,339	5,212	4,220	18,888
Operating Expenses	1,815	3,396	—	1,773	4,104	4,185	15,273
Operating income	869	353	1,684	(434)	1,108	35	3,615
Non-operating expenses	17	104	—	(12)	67	2,080	2,256
Income before taxes	852	249	1,684	(422)	1,041	(2,045)	1,359
Tax expense	2	—	—	74	—	21	97
Net Income	850	249	1,684	(496)	1,041	(2,066)	1,262
Earnings per share							$0.17

3. FAIR VALUE MEASUREMENTS

We group financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from available pricing sources for market transactions involving identical assets or liabilities.
Level 2	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. FAIR VALUE MEASUREMENTS  – (continued)

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company does not have any financial assets or liabilities that were subject to valuation at December 31, 2009. At December 31, 2008, the Company valued its outstanding warrants based on the flexible Monte Carlo method as a Level 2 liability. For valuation metrics, we used the stock price from the September 2008 acquisitions of $5 per share, and used a volatility index based on publicly traded government contractors with a trading history of at least seven years to conform to the life of the warrants. We did use a sub-optimal exercise assumption related to the period of time the warrant would be held before exercise. This assumption was made based on the stated objectives of some of our large warrant holders.

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

Accounts Receivable	December 31, 2009	December 31, 2008
Billed AR	$5,068	$3,739
Unbilled AR	4,341	428
Total AR	$9,409	$4,167

Unbilled amounts represent revenue recognized which could not be billed by the year end based on contract terms. All of the unbilled amounts were billed subsequent to year end. Retainages typically exist at the end of a project and/or if there is a disputed item on an invoice received by a customer. At December 31, 2009 and December 31, 2008, retained amounts are insignificant and are expected to be collected subsequent to the balance sheet date.

Management does not currently have an allowance for doubtful accounts recorded because management believes that all of the accounts receivable are fully collectible.

Most of the Company’s revenues are derived from contracts with the U.S. Government, in which we are either the prime contractor or a subcontractor, depending on the award. For the periods ended December 31, 2009 and December 31, 2008, revenues derived from government programs were $39,000 and $8,900 or 100% and 98.9% of the total revenues, respectively. In 2009 and 2008, the Company recognized $7,400 and $5,200 or 19.0% and 57.3% of its consolidated revenue from a certain large U.S. Government contractor, respectively.

5. INVENTORIES

Inventories at December 31, 2009, and December 31, 2008 consisted of work in process at various stages of production and finished goods. This inventory, which consists primarily of mobile communications devices, is valued at the lower of cost (as calculated using the weighted average method) or market. The cost of the work in process consists of materials put into production, the cost of labor and an allocation of overhead costs. We determined that no reserve for obsolesce or other consideration was necessary for the inventory.

6. PREPAID EXPENSES

Prepaids at December 31, 2009, primarily consist of machinery purchases of $672 and prepaid insurance of $207. The machinery purchases were made in 2009 due to incentives offered by the manufacturer for prepayment. This equipment was delivered in early 2010.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY AND EQUIPMENT

Property and equipment are as follows:

Property & Equipment	December 31, 2009	December 31, 2008
Buildings & Improvements	$123	—
Manufacturing Equipment	$430	—
Office Equipment	$1,210	661
Total	$1,763	$661
Accumulated Depreciation	(333)	(23)
Property & Equipment, net	$1,430	$638

Depreciation expense charged to operations was $310 and $23 for the periods ended December 31, 2009 and December 31, 2008 (successor), respectively. Depreciation expense was $9 and $11 for the nine month period ended September 29, 2008 and the year ended December 31, 2007 (predecessor), respectively.

8. AMORTIZATION OF INTANGIBLE ASSETS

The following values and amortization lives were assigned to intangible assets (other than goodwill) for the acquisitions noted below:

Entity	Intangible	Gross Book Value	Useful life In years	2010	2011	2012	2013	2014
S&H	Contracts – Fixed Price Level of Effort	1,606	7	$309	$226	$233	$198	$204
S&H	Proposed New business	3	2	—	—	—	—	—
ICCI	Contracts – Fixed Price Level of Effort	1,181	6	259	242	224	155	—
ICCI	Contracts – T&M and IDIQ	3,018	6	748	384	97	36	—
ESD	Contracts	1,207	5	241	241	241	241	122
ESD	New Business & Non-compete	22	1	11	—	—	—	—
LEDS	Contracts	1,019	3	340	340	283	—	—
Recon	Contracts	935	3	312	312	312	—	—
				$2,220	$1,745	$1,390	$630	$326

		December 31, 2009			December 31, 2008
Acquisition	Intangible	Gross Book Value	Net Book Value	Accumulated Amortization	Gross Book Value	Net Book Value	Accumulated Amortization
S&H	Contracts – Fixed Price Level of Effort	1,606	1,169	437	1,606	1,467	139
S&H	Proposed New business	3	—	3	3	2	1
ICCI	Contracts – Fixed Price Level of Effort	1,181	880	301	1,181	1,155	26
ICCI	Contracts – T&M and IDIQ	3,018	1,266	1,752	3,018	2,572	446
ESD	Contracts	1,207	1,100	107	—	—	—
ESD	New Business & Non-compete	22	12	10	—	—	—
LEDS	Contracts	1,019	962	57	—	—	—
Recon	Contracts	925	925	—	—	—	—
		8,981	6,314	2,667	5,808	5,196	612

The Company recorded amortization expense of $2,055 and $612 for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. The Predecessor company had no amortization expense in any period presented.

9. LINE OF CREDIT

In August 2008, the Company entered into a line of credit agreement with a national bank. The agreement provides for borrowings up to $1,625. Any borrowings under this facility will accrue interest at 1%

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. LINE OF CREDIT  – (continued)

above the BBA LIBOR daily floating rate. As a condition of the loan, which was collaterized by our certificate of deposit investment and our property and equipment, we were required to maintain unencumbered liquid assets of at least $2,000. The line of credit was for one year, but could have been extended by an amendment to the agreement. The Company allowed the line of credit to expire in 2009 and did not replace that facility. The Company did not draw on this line since its inception.

10. OPERATING LEASES

The Company leases certain office equipment and operating facilities under non-cancellable operating leases that expire at various dates through 2016. Certain leases contain renewal options. Rental payments on certain leases are subject to annual increases based on escalation clauses and increases in the lessor’s operating expenses. For the leases that require fixed rental escalations during their lease terms, rent expense is recognized on a straight-line basis resulting in deferred rent. The deferred rent totaled $51 and $3 at December 31, 2009 and 2008, respectively. The Company has several office facilities for which it is committed on a month-to-month basis. Total net lease expense was $833 and $180 for the periods ended December 31, 2009 and December 31, 2008 (successor), respectively. Rent expense was $51 and $62 for the nine month period ended September 29, 2008 and the year ended December 31, 2007 (predecessor), respectively.

The schedule below shows the future minimum lease payments required under our operating leases as of December 31, 2009.

Type	2010	2011	2012	2013	2014	Thereafter
Facilities/Office space	757	826	645	554	490	718
Office equipment	8	7	1	—	—	—
Operating Leases	765	833	646	554	490	718

The main operating lease for our headquarters facility in leased from one of our major shareholders. This lease was entered into in May 2009 and continues until May 2016. The lease terms are reflective of an arms-length transaction. Total cash paid for this space was $266 in 2009. Annual lease payments for this lease approximate $450 through 2015 with the 2016 term being only four months.

11. RETIREMENT PLANS

The Company currently has three qualified defined contribution retirement plans. The first is The KEYW Corporation Retirement Plan, which includes a contributory match 401(k) feature for KEYW employees. The Plan calls for an employer matching contribution of up to 4.5% of eligible compensation and allows for a discretionary contribution. Total authorized contributions under the matching contribution feature of the Plan were $318 and $57 in 2009 and 2008, respectively. There were no discretionary contributions during either period.

The second Company qualified contribution retirement plan is the Integrated Computer Concepts, Incorporated 401K Plan, which includes a contributory match 401(k) feature for ICCI employees. The Plan calls for an employer matching contribution of up to 15% of eligible compensation and allows for a discretionary contribution. Total authorized contributions under the matching contribution feature of the Plan were approximate $1,188 and $261 in 2009 and 2008 (successor), respectively. There were no discretionary contributions in either period. Contribution expense was $788 and $847 for the nine month period ended September 29, 2008 and the year ended December 31, 2007 (predecessor), respectively.

The third Company qualified contribution retirement plan is the S&H Enterprises of Central Maryland, Inc. 401(k) Plan, which includes a contributory match 401(k) feature for S&H employees. The Plan calls for an employer matching contribution of up to 4% of eligible compensation. Total authorized contributions under

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RETIREMENT PLANS  – (continued)

the matching contribution feature of the Plan were approximately $62 and $20 in 2009 and 2008, respectively. Additionally, S&H has a discretionary profit-sharing program for its employees. Employees were compensated $133 and $123 in the profit-sharing program in 2009 and 2008, respectively. The 2008 profit-sharing payment was contributed to the S&H Enterprises, Inc. 401(k) Plan in February 2009. The 2009 contribution will be made in early 2010.

The Company is consolidating the retirement plans into one plan effective January 1, 2010. The new plan will have a 10% employer matching contribution for employees up to federal limitations.

12. INCOME TAX PROVISION

Applicable income tax expense (benefit) is as follows:

	2009	2008
Current:
Federal	$0	$0
State	57	97
	57	97
Deferred	(1,036)	(76)
Total provision for income taxes	$(979)	$21

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. At December 31, 2008 and 2009, the net deferred tax (liability) was ($573) and asset was $469 respectively. Deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary differences as of December 31, 2008 and 2009, are as follows:

	2009 Deferred Tax		2008 Deferred Tax
	Asset	Liability	Asset	Liability

Net operating loss	$270	$—	$58	$—
Accrued paid time off	200	—	66	—
Other deferred tax assets	205	—	33	—
Deferred revenue	—	—	—	(172)
Tax Credit	95	—	—	—
Prepaid expenses	—	(83)	—	(29)
Depreciation	—	(19)	—	(4)
Intangible assets amortization	272	(471)	—	(525)
	$1,042	$(573)	$157	$(730)
Net deferred tax asset	$468			$(573)

The Company has recorded a deferred tax asset of $365 reflecting the benefit of $470 of Federal net operating loss carry-forwards and $1,969 of state net operating loss carry-forwards, as well as tax credits for research and development. Such deferred tax assets expire in 2030.

Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry-forwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAX PROVISION  – (continued)

The net deferred tax liabilities shown on the balance sheet as of December 31, 2008 and 2009 are as follows:

	2009	2008
Deferred taxes – current liability	$—	$(106)
Deferred taxes – long term liability	—	(467)
Deferred taxes current assets	140	—
Deferred taxes – long-term assets	329	—
Net deferred tax asset (liability)	$469	$(573)

A reconciliation of the difference between the statutory federal income tax rate and the effective tax rate for the Company for the years ended December 31, 2009 and December 31, 2008 is as follows:

	Percent of Pre-tax Income
	2009	2008
Tax expense computed at statutory rate	35.0%	35.0%
State income taxes net of federal income tax benefit	3.9%	(0.2%)
Meals and entertainment – non-deductible	(0.4%)	(0.1)%
Non-deductible acquisition costs	(1.3%)	—
Warrants	(7.8%)	(35.7%)
Tax Credits	3.1%	—
Other	(0.8%)	0.3%
Income tax provision	31.7%	(0.7%)

The Predecessor was an S corporation for tax purposes and as such recorded no tax income or expense as a corporation.

Effective January 1, 2009, we adopted Financial Accounting Standards Board ASC 740 (formerly (“FIN 48”) ASC 740, “Accounting for Uncertainty in Income Taxes,”) which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under ASC 740, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws.

Under ASC 740 we determined that none of our income tax positions did not meet the more-likely-than-not recognition threshold and, therefore, required no reserve. In the event of future uncertain tax positions, additional interest and penalty charges associated with tax positions would be classified as income tax expense in the Consolidated Financial Statements.

As of January 1, 2009, the following tax years remained subject to examination by the major tax jurisdictions indicated:

Major Jurisdictions	Open Years
United States	1996 through 2008
Maryland	2006 through 2008
Florida	2008

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. WARRANTS

In conjunction with the private placement of the Company’s common stock to investors, the Company has, from time to time, issued warrants to purchase additional shares of Company stock. The warrants were issued with a strike price equal to the price at which shares were originally purchased and were issued at a ratio of one warrant for every two shares purchased. The warrants expire seven years from the date of original issuance.

The following table details the Company’s warrant activity.

Warrants	Quantity	Strike Price
August 2008	2,948,625	$4.00
May 2009	2,569,909	$5.50
July 2009	103,000	$5.50

The original warrant terms included items that required the warrants to be classified as liability instruments for financial accounting purposes. These terms included down round protection and the ability to convert the warrant to cash. Accordingly, we valued these warrants as call options for balance sheet presentation at issuance and revalued the warrants at the end of each subsequent quarter. We utilized the flexible Monte Carlo method for valuing the warrants. This methodology required various inputs including a proxy volatility calculation that was based on the volatility of three publicly traded government contractors that had trading data for at least seven years. We assumed sub-optimal exercise behavior with respect to the timing of the warrant exercises based on the expected behavior of our investors. The resulting change in warrant valuation each quarter was recorded as income or expense. During 2009, the Company recognized net warrant expense related of $690 as the value of the warrants decreased prior to the corporate reorganization. This decrease was predominantly due to decreased volatility of the proxy companies stock and a shorter time to expiration.

The warrants issued in conjunction with the corporate reorganization removed all of the terms that required liability accounting and provided the warrant holders with a cashless exercise provision that was not included with the prior warrants. As a result, the Company revalued the warrants as of December 28, 2009, recorded a gain from the decreased warrant valuation, and reclassed the remaining warrant liability balance to additional paid-in-capital.

In 2008, the Company recognized expense of $2,103 related to the warrants issued in August 2008. The significant expense was driven by the increase in the underlying stock price. The price of the underlying stock was increased to $5 per share as a result of the S&H and ICCI acquisitions that issued stock at that price.

14. SHARE-BASED COMPENSATION

On December 29, 2009, the Company, in conjunction with the corporate reorganization, adopted the 2009 Stock incentive plan. The plan terms are similar to the 2008 Plan, except that the new plan has a maximum amount of shares available for issuance of 12,000,000 with a soft cap of 12% of the outstanding shares available for issuance. As of December 31, 2009, 186,000 options had been issued under this plan with 1,516,502 shares available for future awards. As of December 31, 2009, there are no shares available for issuance under the 2008 plan.

On July 31, 2008 (inception), the Company adopted the 2008 Stock Incentive Plan. The plan authorizes the issuance of various forms of stock-based awards, including incentive and non-qualified stock options, stock purchase rights, stock appreciation rights and restricted and unrestricted stock awards. A total of 1,000,000 shares of our common stock have been reserved for issuance under the plan. At December 31, 2008 there were 537,750 shares available for future awards under the 2008 plan. With the creation of the 2009 Plan, the 2008 plan was terminated.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION  – (continued)

The fair market stock price used for valuation purposes in the Company’s issuances of options and restricted stock ranged from $5.00 to $5.50 during 2008 and 2009. All of our options grant calculations assume that options will be exercised, on average, three years after vesting.

Stock Options

The Company generally issues stock option awards that vest over varying periods, ranging from three to five years, and have a ten-year life. We estimate the fair value of stock options using the Black-Scholes option-pricing model. Because our common stock does not trade publicly we do not use historical data to determine volatility of our stock. We determine volatility by using the historical stock volatility of public companies in our industry with similar characteristics. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. All option awards terminate within sixty days or sooner after termination from the Company.

The 2009 option activity occurred in three distinct groupings, new employee grants of 231,000, management, including Board of Directors, grants of 470,000, and success grants of 186,000.

The Company grants options to all new employees when hired or acquired through acquisitions. These options are vested over periods of 3 – 5 years depending on the size of the grant with the expected exercise date three years after vesting. The average estimated forfeiture rate associated with these grants was 20%. The risk-free rate assumed for the calculations ranged from 2.0% – 2.75%. The total expense associated with these option grants was $429 with $72 having been recognized as expense in 2009.

During the fourth quarter of 2009, the Company issued 25,000 options to each of our two external Board members, 225,000 options to senior management under our Long-term incentive plan, and 195,000 options to our Chief Financial Officer in order to increase his ownership stake in the company. These options will vest over periods of three to four years with the expected exercise date to be three years after vesting. The risk-free rate used in the valuation was 2.00% and the estimated forfeiture rate was 5%. The total expense associated with these option grants was $849 with $80 having been recognized as expense in 2009.

In December 2009, the Company issued success options of 1,000 to each full-time non-senior management employee that was part of the Company as of October 16, 2009. These options vested immediately but are exercisable six months after the consummation of the initial public offering of our common stock. The risk-free rate used in the valuation was 2.00% and the forfeiture rate was estimated at 20%. The total expense recognized for these grants was $233 and was all recognized in 2009.

In 2008, the Company granted 177,250 options to employees. The options vest over three to five years. The risk-free rate used in the valuation was 2.75% and the forfeiture rate was 25%. The total expense for these grants was $238, of which $87 was recognized in 2009 and $53 was recognized in 2008.

A summary of stock option activity for the periods ended December 31, 2008 and December 31, 2009 are as follows:

	Number of shares	Exercise Price	Weighted Average Exercise Price
Options Outstanding 7/31/2008	—	—	—
Granted	177,250	$5.00	$5.00
Exercised	—
Cancelled	(1,500)	$5.00	$5.00
Outstanding 12/31/2008	175,750
Granted	887,000	$5.00 – $5.50	$5.49
Exercised	—
Cancelled	(30,500)	$5.00 – $5.50	$5.03
Outstanding 12/31/2009	1,032,250

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION  – (continued)

All stock based compensation has been recorded as part of operating expenses. Accounting standards require forfeitures to be estimated at the time an award is granted and revised, if necessary, in subsequent periods if factual for forfeitures differ from those estimates. Forfeiture estimates are disclosed in the information surrounding the option grants. For the periods ended December 31, 2009 and December 31, 2008, share-based compensation expense is based on awards ultimately expected to vest and has been reduced for estimated forfeitures.

The table below details the options outstanding at December 31, 2009.

Options Exercisable & Outstanding

Exercise Price ($)	Shares Outstanding	Shares Exercisable	Weighted Average Remaining Life (yrs)
5.00	163,500	54,944	8.8
5.50	868,750	219,140	9.3
	1,032,250	274,084
Total options available to issue			1,702,502
Total options outstanding or exercised			186,000
Total options Remaining			1,516,502

The Predecessor did not have any stock compensation plans.

Restricted Stock Awards

On December 2, 2009, the Company, as approved by the Compensation Committee of the Board of Directors, granted restricted stock awards to senior management as part of the Long-term incentive plan. Under this plan, 37,500 restricted shares were granted to seven employees. These restricted shares were not vested at December 31, 2009, rather they will cliff-vest on December 2, 2012. This stock is subject to forfeiture if employment is terminated prior to the release of the restrictions. There were no forfeited shares during the period ended December 31, 2009. Recipients of these restricted stock awards are entitled to the same voting and other rights as holders of other common stock and the awards are considered to be issued and outstanding. However, these shares cannot be sold, pledged, transferred or assigned until they are vested. As required under accounting standards, the expense related to these shares will be expensed over the vesting life of these grants. Expense recognized related to these grants for financial accounting purposes in 2009 was $24. Several of the employees receiving the grants chose to make an IRS 83(b) election which permits the Company to take an immediate tax deduction in 2009. This deduction totaled $100. The remaining expense for tax purposes will be recognized at vesting. These shares were issued at no cost to the employees.

On December 2, 2009, the Company, as approved by the Board of Directors, issued 70,000 restricted shares, to our Chief Financial Officer to increase his ownership in the Company. These shares vest incrementally with 10,000 immediately vested, and 20,000 vesting on April 1, 2010, 2011 and 2012. This stock is subject to forfeiture if employment is terminated prior to the release of the restrictions. The recipient of this restricted stock award is entitled to the same voting and other rights as holders of other common stock and the award is considered to be issued and outstanding. However, these shares cannot be sold, pledged, transferred or assigned until they are vested. The Company recognizes compensation expense related to vesting instrument at an accelerated rate based on the individual vesting schedules of a grant. As such, the Company recognized expense of $74 related to this grant in 2009. The recipient elected to make a partial IRS 83(b) election, for the shares that did not immediately vest, which permits the Company to take an immediate tax deduction in 2009. The deduction related to the 83(b) election totaled $91. These shares were issued at no cost to the employee.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION  – (continued)

On July 31, 2008 (inception) certain employees and non-employee directors were granted and sold 837,500 shares of restricted stock which we refer to as Founders’ Restricted Stock. The stock has been awarded to our initial employees and non-employee directors provided for services in the organization and formation of the Company, 286,500 of which were awarded from the 2008 Stock Incentive Plan. This stock, which sold for $.01 per share, is subject to forfeiture if employment is terminated prior to the release of the restrictions. Recipients of these restricted stock awards are entitled to the same voting and other rights as holders of other common stock and the awards are considered to be issued and outstanding. However, these shares cannot be sold, pledged, transferred or assigned until they are vested.

15. STRATEGIC AGREEMENTS WITH NORTHROP GRUMMAN

On July 11, 2008 the Company signed an agreement with Northrop Grumman Space and Mission Systems Corp. (“NGMS, referring to a specific division of that company”), a large government contractor. We refer to this contract as a “Strategic Alliance Agreement.” The contract outlines the basis for the cooperation and joint efforts of the two companies in connection with the joint pursuit of certain intelligence community market opportunities. The agreement ended on December 31, 2009.

At the time of the signing of this contract certain key personnel of KEYW had employment agreements containing noncompete provisions with NGMS. The agreement released those personnel to work for KEYW but also thereby binds KEYW with regard to certain aspects of these noncompete agreements with respect to specific contracts and the solicitation of employees of NGMS. However, the agreement additionally provided for KEYW to solicit and hire certain select named personnel from NGMS, which it did later actually hire.

One goal of the agreement is to provide for the seamless continuation of service to existing NGMS customers under contracts on which KEYW personnel worked while employed by NGMS. The agreement provides that neither KEYW nor NGMS will induce or solicit any customer of the other party to terminate its relationship or otherwise cease doing business in whole or in part with that other party or directly or indirectly interfere with any material relationship between the other party and any of its customers or clients.

Under the agreement the parties have expressed the intent to negotiate in good faith various teaming and collaborative agreements with regard to specified work. It provides that to the extent that KEYW personnel need access to any NGMS intellectual property to meet their obligations under any such teaming agreements or subcontracts with NGMS, NGMS will grant them a non-exclusive, non-transferable license to use such intellectual property for the limited purpose of performing work for NGMS on the specific program.

NGMS is the prime contractor on various contracts to a certain U.S. Government agency. NGMS intends to pursue winning the follow-on contracts with this agency. Under the Strategic Alliance Agreement, KEYW has committed itself to exclusively support NGMS’s capturing of certain of the follow-on contracts arising in these programs by entering into a teaming agreement with NGMS and should NGMS be awarded the prime contract on those contracts, KEYW agrees to sign and perform a subcontract agreement with NGMS. The Strategic Alliance Agreement specifically lists each contract for which the above “exclusive support” is required and not all contracts for with which KEYW personnel have a history are included, including a large contract with a certain U.S. Government agency for which KEYW is a subcontractor. With regard to this latter contract the agreement commits KEYW to enter into good faith negotiations regarding being a subcontractor on this contract and to broadly promote the success of the program and support customer satisfaction with the NGMS team. In 2008 and 2009 we were a subcontractor to NGMS on this contract.

In December 2008, we signed and executed a separate agreement with NGMS to purchase certain business assets known as QRC Restricted Business Assets. These business assets, which consist of physical property and equipment and a facilities lease, were purchased by us at a cost of $200.

THE KEYW HOLDING CORPORATION AND SUBSIDIARIES
(Dollars shown in 000’s except share and per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SUBSEQUENT EVENTS

In connection with the preparation of its financial statements for the year ended December 31, 2009, the Company has evaluated events that occurred between December 31, 2009 and April 29, 2010, to determine whether any of these events required recognition or disclosure in the 2009 financial statements. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

The information below reflects significant financial transactions that have occurred since December 31, 2009. These transactions have no impact on the 2009 financial statements.

Bank of America Notes

On February 22, 2010, the Company entered into two note agreements with Bank of America in conjunction with the acquisition of The Analysis Group, LLC (“TAG”). The first note is an asset backed revolver that provides the Company the ability to borrow up to $17.5 million based on the level of receivables. The Company borrowed $14.6 million under this line at inception. The revolver has a life of 364 days and is subject to customary covenants and lending ratios. Interest on the revolver is based on the LIBOR rate plus an applicable margin of 2 – 2.5 basis points depending on the level of total funded debt/EBITDA.

The Company also received a term loan in the amount of $5.0 million to fund the TAG acquisition. This is a one year term loan with payments of $0.5 million beginning on May 1, 2010. Interest is based on the LIBOR rate plus an applicable margin of 2 – 2.5 basis points depending on the level of total funded debt/EBITDA. The note is subject to covenants similar to the revolver.

TAG acquisition

On February 22, 2010, the Company acquired all of the ownership interests of the principals of TAG in exchange for approximately $34.65 million in cash and debt and an earn-out of up to 3 million common shares of the Company’s stock. The Company paid $23 million in cash and gave the sellers two notes for $3.4 million and $8.25 million at closing. The first note represents the escrow for the transaction and bears an annual interest rate of 3%. The second note bears an interest rate of 8%. Both notes are due the earlier of February 28, 2011 or within seven days of an initial public offering completed by the Company.

The earn-out shares are contingent upon achieving certain average revenue and margin thresholds for calendar 2010 and 2011. Up to 750,000 shares can be earned based on winning certain specified contract bids. Should total revenue exceed approximately $135 million and gross margins exceed 20% for the two year period, additional cash will be paid to the sellers in a predetermined formula based on those two measuring criteria.

March 2010 Financing

In March 2010, the Company issued $8.0 million of subordinated debt to certain shareholders of the Company. This debt matures at the earlier of March 2012 or within seven days of an initial public offering completed by the Company. This debt also included 210,000 warrants to purchase KEYW common stock at a strike price of $9.25 per share. These warrants expire seven years from issuance. This debt is subordinate to both the Bank of America debt and the TAG shareholders notes.

On March 15, 2010, one of the Company’s largest shareholders elected to exercise 1,022,728 warrants for a total exercise price of approximately $4.5 million. The Company used the proceeds from this warrant exercise to pay-down the Bank of America revolver.

Insight Information Technology LLC

On March 12, 2010, the Company acquired all of the ownership interests of the principal of Insight Information Technology LLC (“IIT”) for $8.0 million and 250,000 shares of KEYW common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The KEYW Corporation and Subsidiaries
Hanover, Maryland

We have audited the accompanying consolidated balance sheets of Integrated Computer Concepts, Inc. (a Maryland Corporation) and Subsidiary (the “Company”) as of September 30, 2008 and December 31, 2007, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2008 and for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Computer Concepts, Inc. and Subsidiary as of September 30, 2008 and December 31, 2007, and the results of its operations, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2008 and the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Baltimore, Maryland
November 4, 2009

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

	September 30, 2008	December 31, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$272,298	$841,533
Accounts receivable – other	3,078,831	2,869,880
Total current assets	3,351,129	3,711,413
PROPERTY AND EQUIPMENT – at cost, net of accumulated depreciation	21,114	23,489
TOTAL ASSETS	$3,372,243	$3,734,902
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$127,546	$309,489
Accrued wages	1,189,613	—
Accrued bonuses	972,000	—
Pension plan contributions payable	89,779	151,813
Other accrued expenses	—	450
Total current liabilities	2,378,938	461,752
LONG-TERM LIABILITIES	—	—
Total liabilities	2,378,938	461,752
STOCKHOLDERS’ EQUITY:
Common stock – no par value, 5,000 shares authorized, 400 shares issued and outstanding	1,031	1,031
Retained earnings	992,274	3,272,119
Total stockholders’ equity	993,305	3,273,150
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,372,243	$3,734,902

See accompanying notes.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
AND THE YEAR ENDED DECEMBER 31, 2007

	For the Nine Months Ended September 30, 2008	For the Year Ended December 31, 2007
REVENUE	$14,563,523	$15,409,687
COST OF REVENUE	9,351,144	10,262,512
GROSS MARGIN	5,212,379	5,147,175
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,104,174	2,847,053
OPERATING INCOME	1,108,205	2,300,122
OTHER (EXPENSE) INCOME:
Other income	21,642	56,295
Other expense	(88,639)	(18,601)
Total other (expense) income	(66,997)	37,694
NET INCOME	$1,041,208	$2,337,816

See accompanying notes.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
AND THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Retained Earnings
	Shares	Amount		Total
BALANCE AT JANUARY 1, 2007	400	$1,031	$2,642,724	$2,643,755
Distributions	—	—	(1,708,421)	(1,708,421)
Net income	—	—	2,337,816	2,337,816
BALANCE AT DECEMBER 31, 2007	400	1,031	3,272,119	3,273,150
Distributions	—	—	(3,321,053)	(3,321,053)
Net income	—	—	1,041,208	1,041,208
BALANCE AT SEPTEMBER 30, 2008	400	$1,031	$992,274	$993,305

See accompanying notes.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
AND THE YEAR ENDED DECEMBER 31, 2007

	For the Nine Months Ended September 30, 2008	For the Year Ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,041,208	$2,337,816
Adjustments to reconcile change in net assets to net cash used in operating activities:
Depreciation	8,989	10,594
Bad debt expense	42,183	—
Changes in net operating assets and liabilities:
Accounts receivable	(251,134)	(928,283)
Prepaid expenses	—	25,759
Accounts payable	(181,943)	232,260
Accrued wages	1,189,613	(920)
Accrued bonuses	972,000	—
Pension plan contributions payable	(62,034)	46,281
Other accrued expenses	(450)	450
Net cash provided by operating activities	2,758,432	1,723,957
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,614)	(8,323)
Net cash used in investing activities	(6,614)	(8,323)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distribution to stockholders	(3,321,053)	(1,708,421)
Net cash used in financing activities	(3,321,053)	(1,708,421)
NET (DECREASE) INCREASE IN CASH	(569,235)	7,213
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	841,533	834,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	$272,298	$841,533

See accompanying notes.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
AND THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Integrated Computer Concepts, Incorporated (the “Corporation” or “ICCI”) was incorporated on April 16, 1997 under the laws of the state of Maryland. The Corporation is a small business provider of enterprise information systems technology support that focuses on designing and developing solutions for complex problems in the intelligence community and for commercial applications. Most of the Corporation’s employees hold high security clearances with the Federal government. The Corporation also provides computer training to a variety of organizations through its wholly-owned subsidiary coreservelets.com.

Principles of Consolidation

The consolidated financial statements includes the transactions of the parent and its wholly-owned subsidiary, Coreservelets.com, a Maryland corporation which was acquired October 13, 2006. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

Revenue generated from service contracts is recognized when earned based on the stipulations stated in the contract. Any anticipated losses from service revenues are charged to operations in the period in which management determines that such losses are probable and estimable.

Contract Accounting

Revenues consist primarily of services rendered on time and materials and Indefinite Delivery/Indefinite Quantity (IDIQ) contracts. Revenues on these types of contracts are recognized to the extent of hourly billable rates multiplied by hours delivered, material, subcontract and other direct costs. A large portion of the Corporation’s business is with agencies of the U.S. Government and such contracts are fully funded by appropriation. These contracts may be subject to other risks inherent in government contracts, such as termination for the convenience of the government.

Concentration of Credit Risk

The Corporation maintains cash balances which may exceed federally insured limits. Management does not believe that this results in any significant credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with expected original maturities of three months or less when they are purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Invoice terms range from net 10 days to net 30 days. When necessary, management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance (allowance for doubtful accounts) based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to trade accounts receivable. Currently, there is no valuation allowance because management believes that all of its accounts receivable are fully collectible.

Property and Equipment

Property and equipment are recorded at their original cost and are being depreciated using straight-line methods over estimated lives of three to seven years. Depreciation expense for the nine-month period ended September 30, 2008 and for the year ended December 31, 2007 was $8,989 and $10,594, respectively.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
AND THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts due under subcontracts in progress with commercial companies for work on Federal government prime contracts. Management considers all accounts receivable to be fully collectible. However, accounts totaling $42,183 were written-off during the nine months ended September 30, 2008. No bad debts were written-off in the year ended December 31, 2007.

3. PROPERTY AND EQUIPMENT

	2008	2007
Computer and equipment	$50,755	$44,021
Furniture and fixtures	8,856	8,856
	59,611	52,877
Accumulated depreciation	(38,497)	(29,388)
Property and equipment, net	$21,114	$23,489

4. PENSION CONTRIBUTIONS PAYABLE

The Corporation has a 401(k) plan for its employees. As part of the plan, employees may elect to make pre-tax contributions up to the maximum allowed under the Internal Revenue Code. The Corporation matches all employee pretax contributions with a dollar-for-dollar matching contribution. Employees immediately vest in all contributions as they are made. Pension expense for the nine months ended September 30, 2008 and for the year ended December 31, 2007 was $787,613 and $847,036, respectively.

5. LEASE OBLIGATIONS

The Corporation leases office space in Annapolis Junction, Maryland under a sublease agreement with an unrelated entity. The lease term extended through April 30, 2007 after which the lease converted to a month-to-month lease. There were no lease obligations for the nine months ended September 30, 2008 and the year ended December 31, 2007. Rent expense for the nine months ended September 30, 2008 and the year ended December 31, 2007 was $50,844 and $61,775, respectively.

6. LINE OF CREDIT FACILITY

The Corporation has a line of credit facility with a commercial bank. The line of credit, which is scheduled to mature November 1, 2008, has a limit of $1,000,000 and bears a variable interest rate based upon the lenders prime rate of interest. The line of credit was not used and, accordingly, reflected a zero balance at September 30, 2008 and December 31, 2007.

7. INCOME TAXES

Effective April 13, 1997, the Corporation elected “S corporation” status for income tax purposes. Under this election, all income and losses, and the related taxes are recognized and paid at the stockholder level, including all state income items. Therefore, no provision or liability for income taxes has been included in the consolidated financial statements.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
AND THE YEAR ENDED DECEMBER 31, 2007

8. RELATED PARTY TRANSACTIONS

Related party activity consists of distributions of equity to the owners of the Corporation. Distributions are made in proportion to the percentage of stock owned by the individual owners. Distributions made to owners for the nine months ended September 30, 2008 and the year ended December 31, 2007 were $3,321,053 and $1,708,401, respectively. No amounts were payable to or receivable from related parties at September 30, 2008 and December 31, 2007.

9. MAJOR CUSTOMER CONCENTRATION INFORMATION

Most of the Corporation’s revenues are derived from contracts with the U.S. Government in which the Corporation is a subcontractor. For the nine months ended September 30, 2008 and for the year ended December 31, 2007, revenue derived from government programs was $14.1 million and $15.4 million or 97.0% and 98.2% of the total revenue, respectively. For the nine months ended September 30, 2008 and the year ended December 31, 2007 the Corporation recognized $10.38 million and $10.54 million or 71.25% and 68.38% of the total revenue from five large U.S. Government contractors.

10. SUBSEQUENT EVENTS

On October 1, 2008, all of the outstanding shares of Integrated Computer Concepts, Incorporated were acquired by The KEYW Corporation. The terms of the stock purchase agreement called for consideration in the form of cash and stock of The KEYW Corporation. At the time of the sale the Corporation’s line of credit facility (see Note 6) was cancelled by the Corporation.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The KEYW Corporation and Subsidiaries
Hanover, Maryland

We have audited the accompanying consolidated balance sheet of Integrated Computer Concepts, Incorporated (a Maryland Corporation) and Subsidiary (the “Company”) as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Computer Concepts, Incorporated and Subsidiary as of December 31, 2007, and the results of its operations, changes in stockholders’ equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have reviewed the accompanying consolidated balance sheet of Integrated Computer Concepts, Incorporated and Subsidiary as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of management.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying 2006 financial statements in order for them to be in conformity with generally accepted accounting principles.

/s/ Stegman & Company

Baltimore, Maryland
November 4, 2009

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006 (UNAUDITED)

	2007	2006
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$841,533	$834,320
Accounts receivable	2,869,880	1,941,597
Prepaid expenses	—	25,759
Total current assets	3,711,413	2,801,676
PROPERTY AND EQUIPMENT – at cost, net of accumulated depreciation	23,489	25,760
TOTAL ASSETS	$3,734,902	$2,827,436
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$309,489	$77,229
Accrued wages	—	920
Pension plan contributions payable	151,813	105,532
Other accrued expenses	450	—
Total current liabilities	461,752	183,681
LONG-TERM LIABILITIES	—	—
Total liabilities	461,752	183,681
STOCKHOLDERS’ EQUITY:
Common stock – no par value, 5,000 shares authorized, 400 shares issued and outstanding	1,031	1,031
Retained earnings	3,272,119	2,642,724
Total stockholders’ equity	3,273,150	2,643,755
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,734,902	$2,827,436

See accompanying notes.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (UNAUDITED)

	2007	2006
		(Unaudited)
REVENUE	$15,409,687	$12,496,598
COST OF REVENUE	10,262,512	8,641,017
GROSS MARGIN	5,147,175	3,855,581
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,847,053	1,668,903
OPERATING INCOME	2,300,122	2,186,678
OTHER INCOME (EXPENSE):
Other income	56,295	26,357
Other expense	(18,601)	(3,550)
Total other income	37,694	22,807
NET INCOME	$2,337,816	$2,209,485

See accompanying notes.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (UNAUDITED)

	Common Stock		Retained Earnings	Total
	Shares	Amount
BALANCE AT JANUARY 1, 2006 (UNAUDITED)	400	$1,031	$1,833,239	$1,834,270
Distributions (Unaudited)	—	—	(1,400,000)	(1,400,000)
Net income (Unaudited)	—	—	2,209,485	2,209,485
BALANCE AT DECEMBER 31, 2006 (UNAUDITED)	400	1,031	2,642,724	2,643,755
Distributions	—	—	(1,708,421)	(1,708,421)
Net income	—	—	2,337,816	2,337,816
BALANCE AT DECEMBER 31, 2007	400	$1,031	$3,272,119	$3,273,150

See accompanying notes.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (UNAUDITED)

	2007	2006
		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,337,816	$2,209,485
Adjustments to reconcile change in net assets to net cash used in operating activities:
Depreciation	10,594	9,197
Changes in net operating assets and liabilities:
Accounts receivable	(928,283)	(234,802)
Prepaid expenses	25,759	(25,759)
Accounts payable	232,260	(34,827)
Accrued wages	(920)	805
Pension plan contributions payable	46,281	105,532
Other accrued expenses	450	—
Net cash provided by operating activities	1,723,957	2,029,631
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(8,323)	(31,459)
Net cash used in investing activities	(8,323)	(31,459)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to stockholders	(1,708,421)	(1,400,000)
Net cash used in financing activities	(1,708,421)	(1,400,000)
NET INCREASE IN CASH	7,213	598,172
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	834,320	236,148
CASH AND CASH EQUIVALENTS AT END OF YEAR	$841,533	$834,320

See accompanying notes.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Integrated Computer Concepts, Incorporated (the “Corporation” or “ICCI”) was incorporated on April 16, 1997 under the laws of the state of Maryland. The Corporation is a small business provider of enterprise information systems technology support that focuses on designing and developing solutions for complex problems in the intelligence community and for commercial applications. Most of the Corporation’s employees hold high security clearances with the Federal government. The Corporation also provides computer training to a variety of organizations through its wholly-owned subsidiary coreservelets.com.

Principles of Consolidation

The consolidated financial statements includes the transactions of the parent and its wholly-owned subsidiary, Coreservelets.com, a Maryland corporation which was acquired October 13, 2006. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

Revenue generated from service contracts is recognized when earned based on the stipulations stated in the contract. Any anticipated losses from service revenues are charged to operations in the period in which management determines that such losses are probable and estimable.

Contract Accounting

Revenues consist primarily of services rendered on time and materials and Indefinite Delivery/Indefinite Quantity (IDIQ) contracts. Revenues on these types of contracts are recognized to the extent of hourly billable rates multiplied by hours delivered, material, subcontract and other direct costs. A large portion of the Corporation’s business is with agencies of the U.S. Government and such contracts are fully funded by appropriation. These contracts may be subject to other risks inherent in government contracts, such as termination for the convenience of the government.

Concentration of Credit Risk

The Corporation maintains cash balances which may exceed federally insured limits. Management does not believe that this results in any significant credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with expected original maturities of three months or less when they are purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Invoice terms range from net 10 days to net 30 days. When necessary, management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance (allowance for doubtful accounts) based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to trade accounts receivable. Currently, there is no valuation allowance because management believes that all of its accounts receivable are fully collectible.

Prepaid Expenses

Prepaid expenses generally consist of amounts paid in advance for insurance and advanced payments to suppliers or vendors.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment

Property and equipment are recorded at their original cost and are being depreciated using straight-line methods over estimated lives of three to seven years. Depreciation expense for the years ended December 31, 2007 and 2006 (unaudited) were $10,594 and $9,197, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2007 and 2006 (unaudited) consist of amounts due under subcontracts in progress with commercial companies for on work on Federal government prime contracts. Management considers all accounts receivable to be fully collectible. There was no bad debt expense and there were no accounts written-off in the years ended December 31, 2007 and 2006 (unaudited).

3. PROPERTY AND EQUIPMENT

	2007	2006
		(Unaudited)
Computer and equipment	$44,021	$42,431
Furniture and fixtures	8,856	6,978
	52,877	49,409
Accumulated depreciation	(29,388)	(23,649)
Property and equipment, net	$23,489	$25,760

4. PENSION CONTRIBUTIONS PAYABLE

The Corporation has a 401(k) plan for its employees. As part of the plan, employees may elect to make pre-tax contributions up to the maximum allowed under the Internal Revenue Code. The Corporation matches all employee pretax contributions with a dollar-for-dollar matching contribution. Employees immediately vest in all contributions as they are made. Pension expense for the years ended December 31, 2007 and 2006 (unaudited) was $847,036 and $700,174, respectively.

5. LEASE OBLIGATIONS

The Corporation leases office space in Annapolis Junction, Maryland under a sublease agreement with an unrelated entity. The lease term extended through April 30, 2007 after which the lease converted to a month-to-month lease. The lease obligation for the years ended December 31, 2007 and 2006 (unaudited) was $-0- and $16,848, respectively. Rent expense for the years ended December 31, 2007 and 2006 (unaudited) was $61,775 and $62,928, respectively.

INTEGRATED COMPUTER CONCEPTS, INCORPORATED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (UNAUDITED)

6. LINE OF CREDIT FACILITY

The Corporation has a line of credit facility with a commercial bank. The line of credit, which is scheduled to mature November 1, 2008, has a limit of $1,000,000 and bears a variable interest rate based upon the lenders prime rate of interest. The line of credit was not used and, accordingly, reflected a zero balance for the years ended December 31, 2007 and 2006 (unaudited).

7. INCOME TAXES

Effective April 13, 1997, the Corporation elected “S corporation” status for income tax purposes. Under this election, all income and losses, and the related taxes are recognized and paid at the stockholder level, including all state income items. Therefore, no provision or liability for income taxes has been included in the consolidated financial statements.

8. RELATED PARTY TRANSACTIONS

Related party activity consists of distributions of equity to the owners of the Corporation. Distributions are made in proportion to the percentage of stock owned by the individual owners. Distributions made to owners for the years ended December 31, 2007 and 2006 (unaudited) were $1,708,401 and $1,400,000, respectively. No amounts were payable to or receivable from related parties at December 31, 2007 and 2006 (unaudited).

9. MAJOR CUSTOMER CONCENTRATION INFORMATION

Most of the Corporation’s revenue is derived from contracts with the U.S. Government in which the Corporation is a subcontractor. For the years ended December 31, 2007 and 2006 (unaudited), revenue derived from government programs was $15.4 million and $12.37 million or 98.2% and 99.0% of the total revenue, respectively. For the years ended December 31, 2007 and 2006 (unaudited), the Corporation recognized $10.54 million and $8.33 million or 68.4% and 66.7% of its total revenue from five large U.S. Government contractors, respectively.

10. SUBSEQUENT EVENTS

On October 1, 2008, all of the outstanding shares of Integrated Computer Concepts, Incorporated were acquired by The KEYW Corporation. The terms of the stock purchase agreement called for consideration in the form of cash and stock of The KEYW Corporation. At the time of the sale the Corporation’s line of credit facility (see Note 6) was cancelled by the Corporation.

Report of Independent Auditors

Managing Member
The Analysis Group, LLC

We have audited the accompanying balance sheet of The Analysis Group, LLC as of October 31, 2009, and the related statements of income, changes in equity, and cash flows for the ten months then ended. These financial statements are the responsibility of the management of The Analysis Group, LLC. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Analysis Group, LLC as of October 31, 2009, and the results of its operations and its cash flows for the ten months then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Goodman and Company

McLean, Virginia
February 4, 2010

The Analysis Group, LLC

Balance Sheet

October 31, 2009
Assets
Current assets
Cash and cash equivalents	$8,312,622
Accounts receivable	9,689,107
Prepaid expenses	76,174
Other current assets	20,800
Total current assets	18,098,703
Property and equipment – net	35,982
Deposits	8,050
$18,142,735
Liabilities and Members’ Equity
Current liabilities
Accounts payable and accrued expenses	$7,836,600
Deferred revenue	538,610
Deferred compensation	2,880,100
Billings in excess of cost and profit	297,750
Other current liabilities	354
Total current liabilities	11,553,414
Long-term liabilities
Deferred rent	20,155
Total liabilities	11,573,569
Members’ equity	6,569,166
$18,142,735

The accompanying notes are an integral part of these financial statements.

The Analysis Group, LLC

Statement of Income

Ten Months Ended October 31, 2009
Contract revenue	$42,694,944
Direct cost of contract revenue	34,928,567
Gross profit	7,766,377
Indirect cost of contract revenue	3,742,845
Costs not allocable to contracts	809,992
Operating income	3,213,540
Other income (expense)
Interest income	31,661
Other income	427,421
Interest expense	(1,379)
457,703
Net income	$3,671,243

The accompanying notes are an integral part of these financial statements.

The Analysis Group, LLC

Statement of Changes in Equity

Ten Months Ended October 31, 2009
Members’ equity – December 31, 2008	$3,097,923
Distributions	(200,000)
Net income	3,671,243
Members’ equity – October 31, 2009	$6,569,166

The accompanying notes are an integral part of these financial statements.

The Analysis Group, LLC

Statement of Cash Flows

Ten Months Ended October 31, 2009
Cash flows from operating activities
Net income	$3,671,243
Adjustments to reconcile to net cash from operating activities:
Deferred compensation	(429,617)
Depreciation	27,631
Change in:
Accounts receivable	459,164
Prepaid expenses	(27,025)
Other current assets	(8,800)
Deposits	(175)
Accounts payable and accrued expenses	4,585,056
Deferred revenue	121,887
Billings in excess of cost and profit	171,951
Deferred rent	(934)
Net cash from operating activities	8,570,381
Cash flows from investing activities
Property and equipment acquisitions	(16,069)
Cash flows from financing activities
Principal payments on long-term debt	(31,111)
Distributions to members	(200,000)
Deferred compensation plan payouts	(46,784)
Net cash from financing activities	(277,895)
Net change in cash and cash equivalents	8,276,417
Cash and cash equivalents – beginning of year	36,205
Cash and cash equivalents – end of year	$8,312,622
Supplemental disclosure of cash flow information
Cash paid for interest	$1,379

The accompanying notes are an integral part of these financial statements.

The Analysis Group, LLC

Notes to Financial Statements

Ten Months Ended October 31, 2009

1.   Organization and Nature of Business

The Analysis Group, LLC (Company) is a veteran-owned small business which provides professional and technical services to the Department of Defense (DOD) in particular and the National Security community in general. Services include operational analysis, net assessments, modeling and simulation, war-gaming data, computer-based training solutions, visualization information management, and SETA services.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accounting policies of the Company are in accordance with generally accepted accounting principles applied on a basis consistent with that of preceding years. Outlined below are those policies considered particularly significant.

Cash Equivalents

Cash equivalents consist of highly liquid investments with an initial maturity of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from balances at year-end. Management periodically reviews outstanding receivables and provides an allowance for uncollectible accounts based upon prior experience and their assessment of collectibility. Based on management’s assessment of the credit history with customers having outstanding balances and current relationship with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Three contracts, including 54 separate task orders, represented approximately 81 percent of the outstanding accounts receivable balance at October 31, 2009. Management believes credit risk with regard to these customers is limited due to their financial strength.

Revenue Recognition

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fee earned. Revenue on fixed-price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenue on time-and-materials contracts is recognized to the extent of billable rates times hours delivered plus materials expense incurred. Deferred revenue represents billings in excess of revenues recognized.

Anticipated losses on contracts are recognized in the period they are first determined. In accordance with industry practice, amounts relating to long-term contracts, including retainages, are classified as current assets although an undeterminable portion of these amounts are not expected to be realized within one year. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimate used will change within the near term.

During the ten months ended October 31, 2009, two contracts accounted for approximately 76 percent of revenue.

The Analysis Group, LLC

Notes to Financial Statements

Ten Months Ended October 31, 2009

2.   Summary of Significant Accounting Policies  – (continued)

Property and Equipment

Property and equipment are stated at cost and depreciated by the straight-line method over estimated useful lives which range as follows:

Vehicles	5 years
Software	3 years
Computer equipment	3 years
Furniture	5 years

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed, the asset and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Deferred Rent

Deferred rent is recorded and amortized to the extent the total minimum rental payments allocated to the current period on a straight-line basis exceed, or are less than, the cash payments required.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limit. The Company believes it is not exposed to significant credit risk on cash as it invests with high credit quality financial institutions. The Company had deposits in excess of the federally insured limit of $5,311,977 as of October 31, 2009. Management believes that it has adequately addressed credit risk regarding its accounts receivable. Accounts receivable consist of amounts primarily due from the federal government or subcontractors to the United States government, which are not considered subject to credit risk.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates and assumptions that were used.

Income Taxes

The Company is taxed as a partnership. Members will include their share of profits and losses in their respective individual tax returns. Accordingly, there is no provision for income taxes in the accompanying financial statements.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions through February 4, 2010, the date the financial statements were available to be issued.

The Analysis Group, LLC

Notes to Financial Statements

Ten Months Ended October 31, 2009

3.   Accounts Receivable

Accounts receivable consist of the following:

Billed receivables	$6,107,353
Accrued billings	2,826,863
Unbilled receivables	754,891
$9,689,107

4.   Property and Equipment

Property and equipment consist of the following:

Vehicles	$121,860
Software	121,203
Computer equipment	81,864
Furniture	9,156
334,083
Less – accumulated depreciation	(298,101)
$35,982

5.   Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

Accounts payable	$7,000,460
Accrued expenses	410,325
Accrued payroll liabilities	425,815
$7,836,600

6.   Leases

The Company leases office space under an agreement which will expire in April 2012. The office space leases provide for future rental increases of 4% annually. In addition to the base rent, the Company is responsible for its pro rata share of real estate taxes and certain building operating expenses. Office rent expense for the ten months ended October 31, 2009 was $93,095.

Future minimum rental expense under the operating lease is as follows:

2010	$104,228
2011	108,397
2012	55,261
$267,886

7.   Line of Credit

The Company maintains a line-of-credit arrangement which provides for borrowings not to exceed $2,000,000, is payable on demand, and expires November 30, 2009. Interest accrues at LIBOR plus 2.25% percent (2.50 percent at October 31, 2009). The line is collateralized by all the Company’s assets and is guaranteed by both of the Company’s members. Borrowings on the line of credit were $0 as of October 31, 2009. The line-of-credit agreement contains certain covenants. As of October 31, 2009, the Company was in compliance with all of the covenants. The line was extended to July 31, 2010 subsequent to October 31, 2009.

The Analysis Group, LLC

Notes to Financial Statements

Ten Months Ended October 31, 2009

8.   Billings in Excess of Costs and Profit

The Company had billings in excess of contract costs that represent rate variance and over-billed fees on cost-plus-fixed-fee contracts totaling $297,750 at October 31, 2009.

9.   Costs Not Allocable to Contracts

Costs not allocable to contracts consist of the following:

Legal fees	$409,312
GSA fee	367,535
Entertainment	29,532
Miscellaneous	3,613
$809,992

10.  Retirement Plan

The Company has established a defined contribution plan (Plan) under the provisions of Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, the Company may match up to 100 percent of the employees’ contribution up to 4%. During the ten-month period ended October 31, 2009, the Company contributed $100,856 to the Plan.

11.  Deferred Compensation Plan

On July 15, 2003, the Board of Managers (Board) adopted an unfunded deferred compensation plan for key employees of the Company. The Plan was amended and restated on August 10, 2007, effective January 1, 2007. The Board may modify or terminate the Plan at any time. The deferred compensation is based upon the award of nontransferable units to any employee, consultant or manager of the Company at the discretion of the Board. The initial unit value of the units are equal to fair market value of the Company as recommended by the Company’s Board of Advisors (Advisors) and approved by the Board and then divided by the number of units authorized by the Board. Each unit entitles the holder to receive an amount in cash equal to the appreciation in value over the fair value at grant date. The Advisor’s will determine the Company’s fair value annually. The Board has authorized 12,000,000 units. Compensation cost and related liabilities equal to the appreciation in the fair value of the units are recognized over the service period and, subsequently through the date of settlement, if later.

Under this plan, employees do not acquire any rights of a member, including having voting rights. Vesting ranges from one year to five years for each full year of service after the grant date established in their agreement. Employees become fully vested after 5 years of service. There is no set contractual term under this plan. Payment of the aggregate value, calculated as described above will be made as soon as there is a third-party sale, merger with another entity or upon termination of employment without cause for the fully vested portion of the employee’s account balance. Upon a change in control as defined in the plan, the employees become fully vested in any unvested units in their account balance.

Because of complexities of the terms of the deferred compensation plan, management has determined that it is not reasonably possible to estimate the unit’s fair value at the grant date. Accordingly, the units are accounted for using the intrinsic value method. The units are re-measured at each financial reporting date through the date of settlement. At the ten months ended October 31, 2009, 1,611,699 units were outstanding. There was no compensation expense recorded during the ten months ended October 31, 2009, as the remeasurement of fair value at October 31, 2009 resulted in a depreciation of cumulative fair value of $429,617 which has been recorded as other income in the statement of income.

The Analysis Group, LLC

Notes to Financial Statements

Ten Months Ended October 31, 2009

11.  Deferred Compensation Plan  – (continued)

The following is an analysis of units as of the ten-month period ending October 31, 2009:

	Number of Units	Intrinsic Value
Units outstanding, December 31, 2008	1,199,304	$3.57
Granted	412,395	1.97
Units outstanding, October 31, 2009	1,611,699	$1.97
Units vested, October 31, 2009	1,230,527	$1.97

At October 31, 2009, the reported liability for the units was $2,800,100.

Additional compensation cost, estimated to be $750,909, will be recognized annually over the next 4 years, or for a longer period of time until settlement.

Nonvested units consist of the following:

	Number of Units	Intrinsic Value	Value of Vested Units
Nonvested units, December 31, 2008	244,787	$3.57
Granted	412,395	1.97
Vested	(276,010)	1.97	$543,740
Nonvested units, October 31, 2009	381,172	$1.97

12.  Contingencies

Substantially all of the Company’s revenues have been derived from prime and subcontract agreements with the U.S. government. These contract revenues are subject to adjustment upon audit by the Defense Contract Audit Agency. Management does not expect the results of such audits to have a material effect on the Company’s financial position or results of future operations.

* * * * *

Report of Independent Auditors

Managing Member
The Analysis Group, LLC

We have audited the accompanying balance sheets of The Analysis Group, LLC as of December 31, 2008 and 2007, and the related statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of The Analysis Group, LLC. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Analysis Group, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Goodman and Company

McLean, Virginia
April 9, 2009

The Analysis Group, LLC

Balance Sheets

December 31,	2008	2007
Assets
Current assets
Cash and cash equivalents	$36,205	$7,985
Accounts receivable	10,148,271	10,104,066
Prepaid expenses	49,149	24,606
Other current assets	12,000	2,000
Total current assets	10,245,625	10,138,657
Property and equipment – net	47,544	91,408
Deposits	7,875	7,875
	$10,301,044	$10,237,940
Liabilities and Members’ Equity
Current liabilities
Accounts payable and accrued expenses	$3,251,543	$6,985,990
Deferred revenue	416,723	612,502
Billings in excess of cost and profit	125,800	128,749
Current portion of long-term debt	26,015	24,848
Total current liabilities	3,820,081	7,752,089
Long-term liabilities
Long-term debt – less current portion	5,450	31,111
Deferred compensation	3,356,501	1,512,219
Deferred rent	21,089	18,891
Total liabilities	7,203,121	9,314,310
Members’ equity	3,097,923	923,630
	$10,301,044	$10,237,940

The accompanying notes are an integral part of these financial statements.

The Analysis Group, LLC

Statements of Income

Years Ended December 31,	2008	2007
Contract revenue	$52,248,517	$38,851,334
Direct cost of contract revenue	44,237,949	34,506,097
Gross profit	8,010,568	4,345,237
Indirect cost of contract revenue	3,128,637	2,780,277
Costs not allocable to contracts	2,394,561	1,316,357
Operating income	2,487,370	248,603
Other income (expense)
Interest income	40,999	60,995
Other income (expense)	(1,998)	27
Interest expense	(2,078)	(4,711)
Total other income	36,923	56,311
Net income	$2,524,293	$304,914

The accompanying notes are an integral part of these financial statements.

The Analysis Group, LLC

Statements of Changes in Equity

Years Ended December 31, 2008 and 2007
Members’ equity – December 31, 2006	$618,716
Net income	304,914
Members’ equity – December 31, 2007	923,630
Distributions	(350,000)
Net income	2,524,293
Members’ equity – December 31, 2008	$3,097,923

The accompanying notes are an integral part of these financial statements.

The Analysis Group, LLC

Statements of Cash Flows

Years Ended December 31,	2008	2007
Cash flows from operating activities
Net income	$2,524,293	$304,914
Adjustments to reconcile to net cash from operating activities:
Deferred compensation	1,963,402	1,062,570
Depreciation	43,865	43,747
Change in:
Accounts receivable	(44,205)	(4,973,718)
Prepaid expenses	(24,543)	(15,100)
Other current assets	(10,000)	—
Deposits	—	(4,674)
Accounts payable and accrued expenses	(3,734,447)	2,216,485
Deferred revenue	(195,779)	741,251
Billings in excess of cost and profit	(2,950)	—
Deferred rent	2,198	18,891
Net cash from operating activities	521,834	(605,634)
Cash flows from investing activities
Property and equipment acquisitions	—	(20,022)
Cash flows from financing activities
Principal payments on long-term debt	(24,494)	(23,386)
Distributions to members	(350,000)	—
Deferred compensation plan payouts	(119,120)	(216)
Net cash from financing activities	(493,614)	(23,602)
Net change in cash and cash equivalents	28,220	(649,258)
Cash and cash equivalents – beginning of year	7,985	657,243
Cash and cash equivalents – end of year	$36,205	$7,985
Supplemental disclosure of cash flow information
Cash paid for interest	$2,078	$4,711

The accompanying notes are an integral part of these financial statements.

The Analysis Group, LLC

Notes to Financial Statements

December 31, 2008 and 2007

1.   Organization and Nature of Business

The Analysis Group, LLC (Company) is a veteran-owned small business which provides professional and technical services to the Department of Defense (DOD) in particular and the National Security community in general. Services include operational analysis, net assessments, modeling and simulation, war-gaming data, computer-based training solutions, visualization information management, and SETA services.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accounting policies of the Company are in accordance with generally accepted accounting principles applied on a basis consistent with that of preceding years. Outlined below are those policies considered particularly significant.

Cash Equivalents

Cash equivalents consist of highly liquid investments with an initial maturity of three months or less. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from balances at year-end. Management periodically reviews outstanding receivables and provides an allowance for uncollectible accounts based upon prior experience and their assessment of collectibility. Based on management’s assessment of the credit history with customers having outstanding balances and current relationship with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Three contracts, including 55 separate task orders, represented approximately 78 percent and three contracts, including approximately 40 task orders, represented approximately 70 percent of the outstanding accounts receivable balance at December 31, 2008 and 2007, respectively. Management believes credit risk with regard to these customers is limited due to their financial strength.

Revenue Recognition

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fee earned. Revenue on fixed-price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenue on time-and-materials contracts is recognized to the extent of billable rates times hours delivered plus materials expense incurred. Deferred revenue represents billings in excess of revenues recognized.

Anticipated losses on contracts are recognized in the period they are first determined. In accordance with industry practice, amounts relating to long-term contracts, including retainages, are classified as current assets although an undeterminable portion of these amounts are not expected to be realized within one year. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimate used will change within the near term.

During 2008 and 2007, four contracts and two contracts accounted for approximately 86 and 79 percent of revenue, respectively.

The Analysis Group, LLC

Notes to Financial Statements

December 31, 2008 and 2007

2.   Summary of Significant Accounting Policies  – (continued)

Property and Equipment

Property and equipment are stated at cost and depreciated by the straight-line method over estimated useful lives which range as follows:

Vehicles	5 years
Software	3 years
Computer equipment	3 years
Furniture	5 years

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed, the asset and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Deferred Rent

Deferred rent is recorded and amortized to the extent the total minimum rental payments allocated to the current period on a straight-line basis exceed, or are less than, the cash payments required.

Advertising Costs

The Company expenses advertising costs as they are incurred. The advertising costs incurred for 2008 and 2007 were $296 and $0, respectively.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to significant credit risk on cash as it invests with high credit quality financial institutions. At December 31, 2008, the cash accounts were fully insured by the FDIC. The Company had deposits in excess of the federally insured limit of $2,208,070 as of December 31, 2007. Management believes that it has adequately addressed credit risk regarding its accounts receivable. Accounts receivable consist of amounts primarily due from the federal government, which are not considered subject to credit risk.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates and assumptions that were used.

Income Taxes

The Company is taxed as a partnership. Members will include their share of profits and losses in their respective individual tax returns. Accordingly, there is no provision for income taxes in the accompanying financial statements.

The Analysis Group, LLC

Notes to Financial Statements

December 31, 2008 and 2007

3.   Accounts Receivable

Accounts receivable consist of the following:

	2008	2007
Billed receivables	$5,530,568	$6,147,147
Accrued billings	4,244,669	3,906,277
Unbilled receivables	373,034	50,642
	$10,148,271	$10,104,066

4.   Property and Equipment

Property and equipment consist of the following:

	2008	2007
Vehicles	$121,860	$121,860
Software	121,203	121,203
Computer equipment	65,793	65,793
Furniture	9,156	9,156
	318,012	318,012
Less – accumulated depreciation	(270,468)	(226,604)
	$47,544	$91,408

5.   Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	2008	2007
Cash overdraft	$1,176,454	$450,490
Accounts payable	1,568,675	6,166,456
Accrued expenses	44,157	25,555
Accrued payroll liabilities	462,258	343,489
	$3,251,544	$6,985,990

6.   Notes Payable

Notes payable consisted of the following:

	2008	2007
Notes payable to various financial institutions, payable in monthly installments ranging from $334 to $1,154, including interest ranging from 4.2% to 5.3%, collateralized by vehicles and equipment, maturing through 2010.	$31,465	$55,959
Less – current portion	(26,015)	(24,848)
	$5,450	$31,111

The Analysis Group, LLC

Notes to Financial Statements

December 31, 2008 and 2007

6.   Notes Payable  – (continued)

Estimated principal payments of long-term debt for future year ending December 31 are as follows:

2009	$26,015
2010	5,450
$31,465

7.   Leases

The Company leases office space under an agreement which will expire in April 2012. The office space leases provide for future rental increases of 4% annually. In addition to the base rent, the Company is responsible for it’s pro rata share of real estate taxes and certain building operating expenses. Office rent expense for 2008 and 2007 was $117,821 and $88,405, respectively.

Future minimum rental expense under the operating lease is as follows:

2009	$100,874
2010	104,909
2011	109,105
2012	36,840
$351,728

8.   Line of Credit

The Company maintains a line-of-credit arrangement which provides for borrowings not to exceed $2,000,000, is payable on demand, and expires July 31, 2009. Interest accrues at LIBOR plus 2.25% percent (3.68 percent and 7.75 percent at December 31, 2008 and 2007, respectively). The line is collateralized by all the Company’s assets and is guaranteed by both of the Company’s members. Borrowings on the line of credit were $0 as of December 31, 2008 and 2007. The line of credit agreement contains certain covenants. As of December 31, 2008, the Company was in compliance with all of the covenants.

9.   Billings in Excess of Costs and Profit

The Company had billings in excess of contract costs that represent rate variance and over-billed fees on cost-plus-fixed-fee contracts totaling $125,800 and $128,749 at December 31, 2008 and 2007, respectively.

10.  Costs Not Allocable to Contracts

Costs not allocable to contracts consist of the following:

	2008	2007
Deferred compensation expense	$1,963,402	$1,062,570
Entertainment	44,828	13,714
GSA fee	355,628	230,847
Miscellaneous	30,703	9,226
	$2,394,561	$1,316,357

The Analysis Group, LLC

Notes to Financial Statements

December 31, 2008 and 2007

11.  Retirement Plan

The Company has established a defined contribution plan (Plan) under the provisions of Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, the Company may match up to 100 percent of the employees’ contribution up to 4%. During 2008 and 2007, the Company contributed $109,276 and $76,121, respectively, to the Plan.

12.  Deferred Compensation Plan

On July 15, 2003, the Board of Managers (Board) adopted an unfunded deferred compensation plan for key employees of the Company. The Plan was amended and restated on August 10, 2007, effective January 1, 2007. The Board may modify or terminate the Plan at any time. The deferred compensation is based upon the award of nontransferable units to any employee, consultant or manager of the Company at the discretion of the Board. The initial unit value of the units are equal to fair market value of the Company as recommended by the Company’s Board of Advisors (Advisors) and approved by the Board and then divided by the number of units authorized by the Board. Each unit entitles the holder to receive an amount in cash equal to the appreciation in value over the fair value at grant date. The Advisor’s will determine the Company’s fair value annually. The Board has authorized 12,000,000 units. Compensation cost and related liabilities equal to the appreciation in the fair value of the units are recognized over the service period and, subsequently through the date of settlement, if later.

Under this plan, employees do not acquire any rights of a member, including having voting rights. Vesting ranges from one year to five years for each full year of service after the grant date established in their agreement. Employees become fully vested after 5 years of service. There is no set contractual term under this plan. Payment of the aggregate value, calculated as described above will be made as soon as there is a third-party sale, merger with another entity or upon termination of employment without cause for the fully vested portion of the employee’s account balance. Upon a change in control as defined in the plan, the employee’s become fully vested in any unvested units in their account balance.

Because of complexities of the terms of the deferred compensation plan, management has determined that it is not reasonably possible to estimate the unit’s fair value at the grant date. Accordingly, the units are accounted for using the intrinsic value method. The units are remeasured at each financial reporting date through the date of settlement. At December 31, 2008 and 2007, 1,199,304 and 1,300,087 units were outstanding, respectively. Deferred compensation expense for 2008 and 2007 was $1,963,402 and $1,062,570, respectively.

The following is an analysis of units as of December 31, 2008 and 2007:

	Number of Units	Intrinsic Value
Units outstanding, January 1, 2007	895,000	$1.44
Granted	405,087	1.12
Exercised	—	—
Forfeited	—	—
Units outstanding, December 31, 2007	1,300,087	$1.64
Granted	65,217	3.57
Exercised	(62,090)	1.85
Forfeited	(103,910)	1.83
Units outstanding, December 31, 2008	1,199,304	$3.57
Units vested, December 31, 2008	954,517	$3.57

The Analysis Group, LLC

Notes to Financial Statements

December 31, 2008 and 2007

12.  Deferred Compensation Plan  – (continued)

At December 31, 2008 and 2007, the reported liability for the units was $3,356,501 and $1,512,219, respectively.

Additional compensation cost, estimated to be $873,890, will be recognized annually over the next 4 years, or for a longer period of time until settlement.

Nonvested units consist of the following:

	Number of Units	Intrinsic Value	Value of Vested Units
Nonvested units, January 1, 2007	271,698	$1.44
Granted	405,087	1.12
Vested	(201,436)	1.64	$330,355
Forfeited	—	—
Nonvested units, December 31, 2007	475,349	1.64
Granted	65,217	3.57
Vested	(206,374)	3.57	$736,755
Forfeited	(89,405)	1.83
Nonvested units, December 31, 2008	244,787	$3.57

13.  Contingencies

Substantially all of the Company’s revenues have been derived from prime and subcontract agreements with the U.S. government. These contract revenues are subject to adjustment upon audit by the Defense Contract Audit Agency. Management does not expect the results of such audits to have a material effect on the Company’s financial position or results of future operations.

14.  Subsequent Event

During 2009, the Board declared distributions of $200,000 payable during February 2009 to the two members.

* * * * *

Independent Auditors’ Report

The Board of Directors
The KEYW Holding Corporation:

We have audited the accompanying statements of revenues and direct expenses of the General Dynamics Advanced Information Systems Acquired Contracts (Acquired Contracts) for the period from January 1, 2009 to December 7, 2009 and the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Acquired Contracts’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared to present the revenue and direct expenses of the Acquired Contracts pursuant to the purchase agreement described in note 1, and are not intended to be a complete presentation of the Acquired Contracts’ financial position, results of operations or cash flows.

In our opinion, the accompanying statements referred to above present fairly, in all material respects, the revenues and direct expenses of the Acquired Contracts for the period from January 1, 2009 through December 7, 2009 and the years ended December 31, 2008 and 2007, as described in note 1, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, VA
May 14, 2010

THE GENERAL DYNAMICS ADVANCED INFORMATION SYSTEMS
ACQUIRED CONTRACTS

Statements of Revenues and Direct Expenses

Period from January 1, 2009 through December 7, 2009 and
years ended December 31, 2008 and 2007

	Period from January 1, 2009 through December 7, 2009	Years ended
		December 31, 2008	December 31, 2007
Revenues	$14,634,584	13,003,761	6,602,905
Direct expenses	12,846,488	11,284,943	5,986,947
Excess of revenue over direct expenses	$1,788,096	1,718,818	615,958

See accompanying notes to financial statements.

THE GENERAL DYNAMICS ADVANCED INFORMATION SYSTEMS
ACQUIRED CONTRACTS

Notes to Financial Statements

Period from January 1, 2009 through December 7, 2009
and years ended December 31, 2008 and 2007

(1)  Description of Business

General Dynamics Advanced Information Systems (GDAIS) is a business unit of General Dynamics Corporation that primarily provides end-to-end solutions in systems integration, development and operations support. Part of GDAIS’ business included fourteen engineering and technical assistance services contracts to support the National Reconnaissance Office of the U.S. government. On December 7, 2009, The KEYW Corporation (KEYW) closed on an Asset Purchase Agreement (Agreement) with GDAIS to acquire these fourteen systems engineering government contracts, including copyrights and trade secrets related to the acquired contracts, award fees arising from the contracts, and the books and records associated with the contracts. The total purchase price for these fourteen contracts was $7,500,000 in cash; with additional payments to be made on or about March 31st of each year from the closing date until March 31, 2011 equal to 5% of the revenue recognized by KEYW on any new task orders awarded under one of the acquired contracts. KEYW is responsible for any costs arising after the closing date in connection with the use, ownership, or operation of the contracts, and obligations arising after the closing date related to acquired employees. No existing liabilities were assumed under the Agreement. In connection with the sale, KEYW and GDAIS entered into a Transition Services Agreement whereby GDAIS will provide to KEYW certain transition services related to the orderly transition of the purchased assets to the buyer. These services are expected to continue until the acquired contracts are novated by the U.S. government which has not occurred as of the date of issuance of the financial statements. The cost of the transition services are billed based on hours charged to these efforts. In addition, KEYW entered into a Subcontract Agreement with GDAIS to obtain services related to task orders issued under one of the purchased prime contracts.

(2)  Basis of Presentation

The accompanying financial statements were prepared for the purposes of presenting the revenues and direct expenses of the acquired contracts and are not intended to be a complete representation of the assets, liabilities, and cash flows of the contracts acquired pursuant to the Agreement. The accompanying financial statements reflect the results of the contracts when they were managed by GDAIS. Because GDAIS did not account for the acquired contracts as a separate entity, these statements of revenues and direct expenses were derived from the operating activities directly attributable to the acquired contracts of GDAIS and, in all material respects, are presented in accordance with U.S. generally accepted accounting principles.

The historical balance sheets are not presented for the assets acquired as the assets had no historical carrying value for any period for which balance sheets would otherwise be required. Likewise, KEYW did not assume liabilities, contingent or otherwise, in the acquisition. The historical cash flows also are not presented given that the financial statements include only revenues and direct expenses. Thus, the preparation of the full financial statements required by Regulation S-X of the Securities and Exchange Commissions rules and regulations is impracticable.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues and direct expenses during the reporting period and disclosures. Actual results could differ from these estimates. For example, estimates are used when accounting for contract award fee accruals and indirect cost allocations. Management believes that it has exercised reasonable judgment in deriving these amounts which are based on historical experience and other assumptions.

THE GENERAL DYNAMICS ADVANCED INFORMATION SYSTEMS
ACQUIRED CONTRACTS

Notes to Financial Statements

Period from January 1, 2009 through December 7, 2009
and years ended December 31, 2008 and 2007

(3)  Summary of Significant Accounting Policies

(a)	Revenue Recognition

Revenues and earnings are accounted for using the percentage-of-completion method of accounting. Under the percentage-of-completion method, contract revenue is recognized as services are rendered. The profit on a contract is estimated as the difference between the total estimated revenue and the total estimated costs of a contract and recognized as profit over the contract term. Earnings rates are applied to all contract costs, including general and administrative (G&A) expenses on government contracts, to determine revenues and the excess of revenues over direct expenses. Revenues from award or incentive fees are recognized when there is a basis to reasonably estimate the amount of the fee. Estimates of award or incentive fees are based on actual award experience and anticipated performance.

Earnings rates are periodically reviewed to assess revisions in contract values and estimated costs at completion. The effect of any changes in earnings rates resulting from these assessments are applied prospectively rather than under the cumulative catch-up method. Under the prospective (or reallocation) method, the impact of revisions in estimates is recognized over the remaining contract term, while under the cumulative catch-up method, such impact would be recognized immediately. Any anticipated losses on contracts are charged to earnings as soon as they are identified. Anticipated losses cover all costs allocable to the contracts, including G&A expenses on government contracts.

As a government contractor, the acquired contracts are subject to U.S. government audits and investigations relating to the operations of the acquired contracts, including claims for fines, penalties, and compensatory and treble damages. Based on currently available information, we believe the outcome of any such audits will not have a material impact on the results of operations, financial condition or cash flows of the acquired contracts.

(b)	Direct Expenses

Direct expenses include costs associated with the production of goods and the providing of services, including direct labor, costs of goods purchased from third parties, and allocations of indirect labor, general and administrative costs and other indirect costs. Excluded from direct expenses are taxes and interest as such amounts were not historically allocated to specific contracts by GDAIS.

(4)  Subsequent Events

The Company has evaluated subsequent events from December 8, 2010 through May 14, 2010, the date at which the financial statements were available to be issued, and determined there are no other items which require adjustment to, or disclosure in, the statements of revenues and direct expenses.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The KEYW Holding Corporation
Hanover, Maryland

We have audited the accompanying balance sheets of Insight Information Technology, LLC (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, changes in member’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insight Information Technology, LLC. as of December 31, 2009 and 2008 and the results of their operations, changes in member’s equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman and Company

Baltimore, Maryland
April 15, 2010

INSIGHT INFORMATION TECHNOLOGY, LLC

BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
CURRENT ASSETS:
Cash	$899,823	$327,634
Accounts receivable	484,620	726,262
Unbilled receivables	251,560	422,068
Prepaid expenses	53,016	41,717
Total current assets	1,689,019	1,517,681
PROPERTY AND EQUIPMENT – at cost, net of accumulated depreciation	58,928	61,720
TOTAL ASSETS	$1,747,947	$1,579,401
LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$13,468	$73,607
Accrued compensation	163,417	103,188
Accrued vacation	82,287	76,701
Accrued profit sharing contribution	127,931	51,174
Total current liabilities	387,103	304,670
Total liabilities	387,103	304,670
MEMBER’S EQUITY	1,360,844	1,274,731
TOTAL LIABILITIES AND MEMBER’S EQUITY	$1,747,947	$1,579,401

The accompanying notes are an integral part of these financial statements.

INSIGHT INFORMATION TECHNOLOGY, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CONTRACT REVENUE	$5,260,614	$3,686,300
COST OF CONTRACT REVENUE	3,806,002	2,221,222
GROSS PROFIT	1,454,612	1,465,078
OPERATING EXPENSES	875,249	565,898
OPERATING INCOME	579,363	899,180
OTHER EXPENSES	(77,917)	(19,010)
NET INCOME	$501,446	$880,170

The accompanying notes are an integral part of these financial statements.

INSIGHT INFORMATION TECHNOLOGY, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

BALANCE AT JANUARY 1, 2008	$469,654
DISTRIBUTIONS TO MEMBER	(75,093)
NET INCOME	880,170
BALANCE AT DECEMBER 31, 2008	1,274,731
DISTRIBUTIONS TO MEMBER	(415,333)
NET INCOME	501,446
BALANCE AT DECEMBER 31, 2009	$1,360,844

The accompanying notes are an integral part of these financial statements.

INSIGHT INFORMATION TECHNOLOGY, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$501,446	$880,170
Adjustment to reconcile change in net assets to net cash provided by operating activities:
Depreciation and amortization	11,796	5,371
Changes in operating assets and liabilities:
Accounts receivable	241,642	(507,676)
Unbilled receivables	170,508	(141,275)
Prepaid expenses	(11,299)	(41,717)
Accounts payable and accrued expenses	(60,139)	73,121
Accrued compensation	60,229	54,105
Accrued vacation	5,586	41,608
Accrued profit sharing contribution	76,757	17,531
Net cash provided by operating activities	996,526	381,238
CASH FLOWS FROM INVESTING ACTIVITIES -
Purchase of property and equipment	(9,004)	(52,973)
CASH FLOWS FROM FINANCING ACTIVITIES -
Distributions to member	(415,333)	(75,093)
NET CHANGE IN CASH	572,189	253,172
CASH AT BEGINNING OF YEAR	327,634	74,462
CASH AT END OF YEAR	$899,823	$327,634

The accompanying notes are an integral part of these financial statements.

INSIGHT INFORMATION TECHNOLOGY, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Insight Information Technology, LLC (the “Company”) was formed in October 10, 2003 as a Delaware limited liability company. The Company is an information technology and professional services firm providing systems engineering and management consulting services primarily to various federal government agencies as both a prime contractor and a subcontractors. Work is generally performed under cost-plus-fee or time-and-materials contracts. In 2007, the U.S. Small Business Administration (SBA) certified the Company as an eligible contractor under Section 8(a) for preferential status in the awarding of government contracts. The Company’s participation in the program expires on March 29, 2016. The accounting and reporting policies of the Company conform to generally accepted accounting principles.

Revenue Recognition

Revenue generated from service contracts is recognized when earned based on the stipulations stated in the contract. Any anticipated losses from service revenues are charged to operations in the period in which management determines that such losses are probable and estimable.

Contract Accounting

Revenues consist primarily of services rendered on time and materials contracts. Revenues on these types of contracts are recognized to the extent of hourly billable rates multiplied by hours delivered, material and other direct costs. A large portion of the Company’s business is with agencies of the U.S. Government and such contracts are fully funded by appropriation. These contracts may be subject to other risks inherent in government contracts, such as termination for the convenience of the government.

Concentration of Credit Risk

The Company has credit risk associated with its receivables which arise in the ordinary course of business. Management does not believe that these receivables give rise to significant levels of credit risk.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Provision is made for doubtful accounts based on anticipated collection losses. Estimated losses are determined from review of outstanding accounts receivable, historical collection experience, and existing economic conditions. Accounts receivable are due 30 days after the issuance of the invoice. Delinquent receivables are written off by management when in their determination all collection efforts have been exhausted. The Company does not require collateral or other security to support contract receivables.

Prepaid Expenses

Prepaid expenses usually consist of amounts paid in advance for rent and insurance.

Property and Equipment

Property and equipment are recorded at their acquisition cost, less accumulated depreciation. Provisions for depreciation and amortization are computed using the straight-line method over estimated useful lives ranging from 3 to 15 years. The cost of maintenance and repairs which do not significantly improve or extend the life of the respective assets are charged to expense as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

INSIGHT INFORMATION TECHNOLOGY, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. MAJOR CUSTOMER CONCENTRATION INFORMATION

Most of the Company’s revenues are derived from subcontracts with commercial companies working on federal government prime contracts in addition to contracts with the U.S. Government, in which we are either the prime contractor or a subcontractor, depending on the award. For the year ended December 31, 2009, approximately 71% of contract revenue was attributable to two customers. For the year ended December 31, 2008, approximately 90% of contract revenue was attributable to four customers.

3. ACCOUNTS RECEIVABLE

Accounts receivable consists primarily of amounts due from contracts with the U.S. Government as well as subcontracts in progress with commercial companies working on federal government prime contracts. Management considers all accounts receivable to be fully collectible. No bad debts were written-off in the year ended December 31, 2009 or 2008. No valuation allowance for uncollectible accounts exist at December 31, 2009 or 2008.

4. UNBILLED RECEIVABLE

Amounts unbilled represents appropriately recognized revenue which could not be billed by year end because of customer constraints such as final contract modifications or work review. All of the unbilled amounts were billed subsequent to year end.

5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 and 2008 are as follows:

	2009	2008
Equipment	$48,741	$39,873
Furniture and fixtures	2,558	2,558
Computer equipment and software	1,706	1,570
Leasehold improvements	24,204	24,204
	77,209	68,205
Accumulated depreciation	(18,281)	(6,485)
Property and equipment, net	$58,928	$61,720

Provisions for depreciation and amortization are computed using the straight-line method over estimated lives of 3 to 10 years. Depreciation and amortization expense for the years ended December 31, 2009 and 2008 was $11,796 and $4,503, respectively.

6. LEASE OBLIGATIONS

The Company leases office space for its corporate headquarters and main location in Annapolis Junction, Maryland. The facilities are under a non-cancellable sublease agreement which expires December 31, 2010. Rent commitments for 2010 under the sublease agreement are $32,332. Rent expense under the lease for the years ended December 31, 2009 and 2008 was $36,390 and $28,072 respectively.

INSIGHT INFORMATION TECHNOLOGY, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

7. DISCRETIONARY RETIREMENT CONTRIBUTIONS

The Company has a contributory profit sharing plan which qualifies under Section 401(k) under the Internal Revenue Code. The plan, which covers substantially all employees, allows eligible employees to contribute an amount up to the maximum employee contribution allowable under applicable provisions of the Internal Revenue Code. The Company is required to make a safe harbor contribution to the plan equal to 3% of eligible compensation annually. In addition, the Company may make an additional profit sharing contribution to the plan at the discretion of management. Employer safe harbor and profit sharing contributions to the plan for the years ended December 31, 2009 and 2008 were $208,040 and $53,746, respectively.

8. OTHER MATTERS — UNINSURED DEPOSITS

The Company maintains its cash balances in one financial institution. Balances at the institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to a total of $250,000 through December 31, 2013. Balances held by the Company in interest-bearing accounts are generally in excess of federally insured limits.

9. SUBSEQUENT EVENT

On March 15, 2010, the Company was acquired by The KEYW Holding Corporation. The terms of the purchase agreement called for consideration $8,000,000 and 250,000 shares of The KEYW Holding Corporation stock.

The Company has evaluated subsequent events through April 15, 2010 — the date the financial statements were available to be issued.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
The KEYW Corporation and Subsidiaries
Hanover, Maryland

We have audited the accompanying carve out balance sheets of Government Services Unit (“the Business”), a wholly owned business unit of Leading Edge Design and Systems, Inc., as defined in Note 1 to the carve out financial statements, as of October 29, 2009 and December 31, 2008 and the related carve out statements of operations, changes in parent company’s net investment, and cash flows for the period January 1, 2009 through October 29, 2009 and for the year ended December 31, 2008. These financial statements are the responsibility of the Business’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Services Unit, a wholly owned business unit of Leading Edge Design and Systems, Inc. as of October 29, 2009 and December 31, 2008, and the results of its operations, changes in parent company’s net investment, and cash flows for the period January 1, 2009 through October 29, 2009 and the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman and Company

Baltimore, Maryland
December 21, 2009

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

CARVE OUT BALANCE SHEETS
OCTOBER 29, 2009 AND DECEMBER 31, 2008

	October 29, 2009	December 31, 2008
ASSETS
CURRENT ASSETS:
Accounts receivable	$1,063,718	$767,335
Prepaid expenses	—	15,348
Total current assets	1,063,718	782,683
PROPERTY AND EQUIPMENT – at cost, Net of accumulated depreciation	108,896	164,871
OTHER ASSETS:
Cash surrender value of insurance policy on officer’s life	—	5,378
Deferred compensation assets	—	1,191
Deposits and other assets	15,005	17,867
Total other assets	15,005	24,436
TOTAL ASSETS	$1,187,619	$971,990

The accompanying notes are an integral part of these carve out financial statements.

LIABILITIES AND PARENT COMPANY’S NET INVESTMENT

	October 29, 2009	December 31, 2008
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$118,643	$152,892
Accrued payroll and payroll tax liabilities	153,911	204,000
Accrued employees paid time off	182,856	175,030
Deferred rent obligation	27,787	20,377
Total current liabilities	483,197	552,299
LONG-TERM LIABILITIES:
Deferred compensation liability	—	1,191
Deferred rent obligation – noncurrent	57,260	81,288
Total long-term liabilities	57,260	82,479
Total liabilities	540,457	634,778
PARENT COMPANY’S NET INVESTMENT	647,162	337,212
TOTAL LIABILITIES AND PARENT COMPANY’S NET INVESTMENT	$1,187,619	$971,990

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

CARVE OUT STATEMENTS OF OPERATIONS
FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

	For the Period January 1, 2009 Through October 29, 2009	For the Year Ended December 31, 2008
REVENUE	$6,081,712	$7,330,031
DIRECT COSTS	2,892,111	3,580,746
GROSS PROFIT	3,189,601	3,749,285
OPERATING EXPENSES	2,654,759	3,346,016
NET INCOME	$534,842	$403,269

The accompanying notes are an integral part of these carve out financial statements.

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

CARVE OUT STATEMENTS OF CHANGES IN
PARENT COMPANY’S NET INVESTMENT
FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

BALANCE AT JANUARY 1, 2008	$696,854
INTERCOMPANY TRANSFERS, NET	(762,911)
NET INCOME	403,269
BALANCE AT DECEMBER 31, 2008	337,212
INTERCOMPANY TRANSFERS, NET	(224,892)
NET INCOME	534,842
BALANCE AT OCTOBER 29, 2009	$647,162

The accompanying notes are an integral part of these carve out financial statements.

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

CARVE OUT STATEMENTS OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

	For the Period January 1, 2009 Through October 29, 2009	For the Year Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$534,842	$403,269
Adjustments to reconcile change in net assets to net cash provided by operating activities:
Depreciation and amortization	55,975	86,492
Decrease in cash surrender value of insurance policy on officer’s life	5,378	59,397
Changes in operating assets and liabilities:
Accounts receivable	(296,383)	151,857
Prepaid expenses	15,348	38,226
Deferred compensation assets	1,191	15,290
Deposits and other assets	2,862	1,791
Accounts payable and accrued expenses	(34,249)	(5,293)
Accrued payroll and payroll tax liabilities	(50,089)	38,295
Accrued employees paid time off	7,826	5,390
Deferred rent obligations	(16,618)	(11,710)
Deferred compensation liability	(1,191)	(15,290)
Net cash provided by operating activities	224,892	767,714
CASH FLOWS FROM INVESTING ACTIVITIES –
Purchase of property and equipment	—	(4,803)
CASH FLOWS FROM FINANCING ACTIVITIES –
Net transfers to parent	(224,892)	(762,911)
NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$—
INTEREST PAID IN CASH	$—	$—
INCOME TAXES PAID IN CASH	$—	$—

The accompanying notes are an integral part of these carve out financial statements.

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

NOTES TO CARVE OUT STATEMENTS
FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

The Government Services Unit is division of Leading Edge Design and Systems, Inc. (“the Company”, “the Corporation” or “LEDS”). The Government Services Unit (“the Government Services business”, “the Business” or “the Unit”), is a small business provider of enterprise information systems technology support that focuses on designing and developing solutions for complex problems in the intelligence community and for commercial applications. Most of the employees in this business unit hold high level security clearances with the Federal government.

Leading Edge Design and Systems, Inc. was incorporated on June 16, 1984 under the laws of the state of Maryland. The Company consists of two business units. In addition to the Government Services Unit, it operates a business which primarily provides commercial consultation services and the design/installation of high-end entertainment and security systems for corporate and residential customers.

On October 29, 2009, the assets of the Company’s Government Services business were sold to The KEYW Corporation (“KEYW”). The terms of the assets sale are outlined in the “Subsequent Event” note below. These special purpose carve out financial statements represent the financial position, results of operations, changes in parent company’s net investment, and cash flows of the Government Services business for the period January 1, 2009 to October 29, 2009 and the year ended December 31, 2008. These financial statements exclude the effects of the sale as they assume that the transaction occurred immediately after the balance sheet date of October 29, 2009.

Basis of Presentation

The accompanying special purpose carves out financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Government Services business is a division of LEDS and has operated as a single business segment and has not operated solely as a stand-alone entity.

The financial statements of the Government Services business reflect the assets, liabilities, revenue and expenses directly attributable to that Unit, as well as allocations deemed reasonable by management to present the financial position, results of operations, changes in parent company’s net investment, and cash flows of the business unit on a stand-alone basis. The financial information included herein may not necessarily reflect the financial position, results of operations, changes in parent company’s net investment, and cash flows of the Government Services business in the future or what they would have been had Government Services business been a separate, stand-alone entity during the periods presented.

These carve out financial statements were derived from the historical accounting records of LEDS. As mentioned above, certain assumptions have been used in preparing these carve out financial statements. Note that these assumptions are not inconsistent with GAAP. The following are the most important assumptions.

Corporate Overhead Allocations

Certain corporate general and administrative costs have been allocated to the Business. These charges include personnel costs for support functions such as accounting, proposal support and human resources. They also include professional fees, facilities and other costs. These general and administrative costs were allocated to the business based upon relative direct payroll and/or sales. Management believes that the basis of the allocations are reasonable.

Only the allocable portion of the historical facilities costs have been allocated to the Business in these carve out financial statements. However, it should be noted that all of the leased office space of LEDS was taken over by KEYW at the time of the assets sale. See the “Subsequent Event” note for more information.

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

NOTES TO CARVE OUT STATEMENTS
FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION  – (continued)

Advances to or from Parent: Interest Income or Expenses

The Government Services business made advances to and obtained advances from LEDS during the periods contained in these financial statements. Net advances have been presented in the balance sheets as “Parent Company’s Net Investment.” The carve out financial statements assume that the Business is financed by LEDS, its parent. As such, no part of the investments or debt of LEDS has been allocated to the Business. Consistent with this assumption, the Unit had neither interest income nor interest expense from any financial instruments during the periods contained in the financial statements.

Income Taxes

The Government Services business is a wholly owned division of LEDS. Effective June 20, 1984, LEDS elected “S corporation” status for income tax purposes. Under this election, all income and losses are recognized and at the stockholder level, including all state income items. As such, any related income taxes are also paid at the stockholder level. Therefore, no provision or liability for income taxes has been included in the financial statements of the Government Services business. Note that if the Business was a stand alone taxable entity a provision for income taxes would need to be recorded.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue generated from service contracts is recognized when earned based on the stipulations stated in the contract. Any anticipated losses from service revenues are charged to operations in the period in which management determines that such losses are probable and estimable.

Contract Accounting

Revenues consist primarily of services rendered on time and materials and Indefinite Delivery/Indefinite Quantity (IDIQ) contracts. Revenues on these types of contracts are recognized to the extent of contract billable rates multiplied by employee and subcontractor hours delivered, or by units of material provided. Depending upon the contract, the Business may also bill for certain other direct costs. The majority of the Unit’s business is with corporations which have contracts with agencies of the U.S. Government. As such the Unit does mostly subcontract work on prime contracts. It should be noted that the prime contracts must be funded by appropriation in order to begin or continue. These prime contracts are subject to other risks inherent in government contracts, such as termination for the convenience of the government.

Concentration of Credit Risk

The Unit has credit risk associated with its receivables which arise in the ordinary course of business. Management does not believe that these receivables give rise to significant levels of credit risk.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Invoice terms generally are net 30 days. When necessary, management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance (allowance for doubtful accounts) based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to trade accounts receivable. Currently, there is no valuation allowance because management believes that all of its accounts receivable are fully collectible.

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

NOTES TO CARVE OUT STATEMENTS
FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment

Property and equipment are recoded at their acquisition cost. The cost of maintenance and repairs which do not significantly improve or extend the life of the respective assets are charged to expense as they are incurred.

Provisions for depreciation and amortization are computed using the straight-line method over estimated lives ranging from 3 to 10 years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. ACCOUNTS RECEIVABLE

Accounts receivable consists primarily of amounts due under subcontracts in progress with commercial companies working on Federal government prime contracts. Management considers all accounts receivable to be fully collectible. No bad debts were written-off in the period January 1, 2009 through October 29, 2009 or in the year ended December 31, 2008. No valuation allowance for uncollectible accounts exists at October 29, 2009 or at December 31, 2008. The accounts receivable is pledged by LEDS against the Corporation’s line of credit liability.

4. PROPERTY AND EQUIPMENT

Property and equipment at October 29, 2009 and December 31, 2008 are as follows:

	October 29, 2009	December 31, 2008
Furniture and office equipment	$164,898	$164,898
Computer equipment and software	135,222	135,222
Training and other special equipment	38,962	38,962
Leasehold improvements	172,524	172,524
	511,606	511,606
Accumulated depreciation	(402,710)	(346,735)
Property and equipment, net	$108,896	$164,871

Provisions for depreciation and amortization are computed using the straight-line method over estimated lives of 3 to 10 years. Depreciation and amortization expense for the period from January 1, 2009 through October 29, 2009 and for the year ended December 31, 2008 was $55,975 and $86,492, respectively.

5. DISCRETIONARY RETIREMENT CONTRIBUTIONS

The Corporation has a 401(k) profit sharing plan for its employees who meet the eligibility requirements under the plan, which includes substantially all of the employees. As part of the plan employees may elect to make pre-tax contributions up to the maximum allowed under the Internal Revenue Code. The Unit contributes to the plan at its discretion. Plan contributions expense for the period from January 1, 2009 through October 29, 2009 and for the year ended December 31, 2008 were $167,608 and $187,905, respectively.

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

NOTES TO CARVE OUT STATEMENTS
FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

6. DEFERRED COMPENSATION AGREEMENTS

In September 2004, LEDS initiated a plan to offer certain key employees a deferred compensation plan in order to encourage them to continue their employment with the Company. The Company executed supplemental income agreements with each of these employees, which entitles them to benefits associated with the cash surrender value and death benefits of life insurance policies purchased by the Company on their lives. The benefits are subject to a seven-year cliff vesting, which is satisfied immediately if the Company has a substantial ownership change, sells substantial assets or certain other events occur. The Company has discretion as to whether or not to continue to pay the premiums on each of the policies.

Under the supplemental income agreements, once the employee is vested, he is entitled to the cash surrender value of the insurance policy on his life. In the event of a vested employee’s death, the employee’s beneficiaries are entitled to 50% of the death benefits under the employee’s respective policy. During the periods covered by these financial statements only two employees were had deferred compensation agreements and they were both employees of the Governmental Services business. The liability under the plan is zero and $1,191 as of October 29, 2009 and December 31, 2008, respectively.

In 2008, the Company discontinued paying the life insurance premiums and these premiums were funded from the respective cash surrender values. The liability under the plan arises fro the cash value of the policies. This liability was zero and $1,191 as of October 29, 2009 and December 31, 2008, respectively. These amounts were classified as long-term liabilities on the Unit’s balance sheets. Correspondingly, the Business recorded the cash value of the policies as assets and they are shown as “Deferred Compensation Assets” listed among the noncurrent assets on the respective balance sheets.

7. LEASE OBLIGATIONS

The Corporation leases office space for its corporate headquarters and main location in Severn, Maryland, through a series of leases that expire in April 2012. Rent expense allocable to the Unit for the period January 1, 2009 through October 29, 2009 and the year ended December 31, 2008 was $279,983 and $344,332, respectively.

The Government Services Unit’s allocable future minimum lease commitments under noncancellable operating leases are as follows:

Office Space
For the period:
October 30, 2009 to December 31, 2009	$81,492
Year ended December 31, 2010	332,690
Year ended December 31, 2011	341,839
Year ended December 31, 2012	114,714
Total	$870,735

8. RELATED PARTY TRANSACTIONS

Related party activity consists of advances the Business has made to and obtained from LEDS, its 100% owner. Certain general and administrative expenses are allocated to the Business by LEDS and the Business is financed by LEDS. As of October 29, 2009 and December 31, 2008 the net balance in the “Parent Company’s Net Investment” was $645,687 and $634,778, respectively. No interest income or expense associated with net advances is assumed to be received or paid by the Business.

GOVERNMENT SERVICES UNIT
A WHOLLY OWNED BUSINESS UNIT OF
LEADING EDGE DESIGN AND SYSTEMS, INC.

NOTES TO CARVE OUT STATEMENTS
FOR THE PERIOD JANUARY 1, 2009 THROUGH OCTOBER 29, 2009
AND THE YEAR ENDED DECEMBER 31, 2008

9. MAJOR CUSTOMER CONCENTRATION INFORMATION

Most of the Business’s revenues are derived from contracts with U.S. Government corporate contractors that have prime contracts with the Federal government in which the Business is a subcontractor. For the period from January 1, 2009 through October 29, 2009 and the year ended December 31, 1008 the Business recognized $5.54 million and $5.96 million or 91% and 90% of its total revenue from four U.S. Government corporate contractors, respectively. Included in accounts receivable at October 29, 2009 and December 31, 2008 are amounts totaling approximately $614 thousand and $886 thousand, respectively, which are receivable from these four customers.

10. SUBSEQUENT EVENT

On October 29, 2009, the assets of the Government Services Unit were sold to The KEYW Corporation (“KEYW”), as was explained in Note 1. The assets sold consisted of contracts with customers, employees, and certain property and equipment. The Unit’s accounts receivable were not part of the sale. The most recent financial statement period was prepared for a period ended October 29, 2009 represents all transactions prior to the sale. The terms of the asset sale agreement provided that the LEDS will ultimately receive approximately $7.5 million in cash and be relieved of certain liabilities. Approximately $1.5 million in cash has been placed in an escrow reserve and will be released to LEDS upon the occurrence of certain future events.

The liabilities assumed by KEYW in the transaction include approximately $150 thousand in accrued paid time off for the employees that were transferred to KEYW. LEDS is also relieved of its obligation to lease its entire office space, including the portion not historically allocated with the Unit. The future minimum lease payments related to this lease commitment totals approximately $950 thousand. This amount exceeds that shown in Note 7, which only includes the Unit’s allocable share of the lease obligation. The lease obligation is to be paid through April 2012.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The KEYW Holding Company
Hanover, Maryland

We have audited the accompanying balance sheet of S&H Enterprises of Central Maryland, Inc. (a Maryland Company) as of August 31, 2008 and the related statement of operations, changes in stockholder’s equity and cash flows for the six-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S&H Enterprises of Central Maryland, Inc. as of August 31, 2008 and the results of its operations, changes in stockholder’s equity and cash flows for the six-month period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman and Company

Baltimore, Maryland
June 2, 2010

S&H ENTERPRISES OF CENTRAL MARYLAND, INC.

BALANCE SHEET
AUGUST 31, 2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$627,178
Accounts receivable	556,244
Loan receivable from shareholder	10,311
Accrued refunds receivable	2,865
Prepaid expenses	20,206
Total current assets	1,216,804
PROPERTY AND EQUIPMENT – at cost, net of accumulated depreciation	3,432
OTHER ASSETS:
Security deposit	2,812
Product development deposit	30,000
Total other assets	32,812
TOTAL ASSETS	$1,253,048

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$22,290
Accrued expenses	3,712
Accrued payroll and benefits	194,848
Income taxes payable	97,845
Total current liabilities	318,695
LONG-TERM LIABILITIES:
Other liabilities	896
Total liabilities	319,591
STOCKHOLDER’S EQUITY:
Common stock – Class A voting – no par value – 1,000 shares authorized, issued and outstanding
Retained earnings	933,457
Total stockholder’s equity	933,457
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,253,048

The accompanying notes are an integral part of these financial statements.

S&H ENTERPRISES OF CENTRAL MARYLAND, INC.

STATEMENT OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED AUGUST 31, 2008

CONTRACT REVENUE	$2,383,783
COST OF CONTRACT REVENUE	1,301,469
GROSS PROFIT	1,082,314
OPERATING EXPENSES	928,169
OPERATING INCOME	154,145
OTHER INCOME	18,502
INCOME BEFORE PROVISION FOR INCOME TAXES	172,647
PROVISION FOR INCOME TAXES	(78,500)
NET INCOME	$94,147

The accompanying notes are an integral part of these financial statements.

S&H ENTERPRISES OF CENTRAL MARYLAND, INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE SIX-MONTH PERIOD ENDED AUGUST 31, 2008

BALANCE AT MARCH 1, 2008	$839,310
NET INCOME	94,147
BALANCE AT AUGUST 31, 2008	$933,457

The accompanying notes are an integral part of these financial statements.

S&H ENTERPRISES OF CENTRAL MARYLAND, INC.

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED AUGUST 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$94,147
Adjustment to reconcile change in net assets to net cash provided by operating activities:
Depreciation and amortization	6,061
Loss on disposal of equipment	15,616
Changes in operating assets and liabilities:
Accounts receivable	46,098
Loan receivable from shareholder	(10,311)
Accrued refund receivable	(2,865)
Prepaid expenses	(17,056)
Other assets	(29,999)
Accounts payable and accrued expenses	(48,336)
Income taxes payable	78,500
Accrued payroll	(161,187)
Net cash used in operating activities	(29,332)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of equipment	358,552
Net cash provided by investing activities	358,552
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on note payable to shareholder	(403,557)
Net cash used in financing activities	(403,557)
NET DECREASE IN CASH	(74,337)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	701,515
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$627,178

The accompanying notes are an integral part of these financial statements.

S&H ENTERPRISES OF CENTRAL MARYLAND, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED AUGUST 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

S&H Enterprises of Central Maryland, Inc. (the “Company”) was incorporated on February 16, 1993 under the laws of the State of Maryland. The Company is an information management and technology company providing cutting edge solutions to the U.S. Department of Defense, Department of State, and the Federal intelligence community. The Company provides services in software development, system engineering, economic analysis and business studies, program management, and logistics support.

Revenue Recognition

Revenue generated from service contracts is recognized when earned based on the stipulations stated in the contract. Any anticipated losses from service revenues are charged to operations in the period in which management determines that such losses are probable and estimable.

Contract Accounting

Revenues consist primarily of services rendered on time and materials contracts. Revenues on these types of contracts are recognized to the extent of hourly billable rates multiplied by hours delivered, material and other direct costs. A large portion of the Company’s business is with agencies of the U.S. Government and such contracts are fully funded by appropriation. These contracts may be subject to other risks inherent in government contracts, such as termination for the convenience of the government.

Concentration of Credit Risk

The Company has credit risk associated with its receivables which arise in the ordinary course of business. Management does not believe that these receivables give rise to significant levels of credit risk.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Provision is made for doubtful accounts based on anticipated collection losses. Estimated losses are determined from review of outstanding accounts receivable, historical collection experience, and existing economic conditions. The Company does not require collateral or other security to support contract receivables.

Prepaid Expenses

Prepaid expenses usually consist of amounts paid in advance for rent and insurance.

Property and Equipment

Property and equipment are recorded at their acquisition cost, less accumulated depreciation. Provisions for depreciation and amortization are computed using the straight-line method over estimated useful lives ranging from 3 to 7 years. The cost of maintenance and repairs which do not significantly improve or extend the life of the respective assets are charged to expense as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. MAJOR CUSTOMER CONCENTRATION INFORMATION

Most of the Company’s revenues are derived from subcontracts with commercial companies working on federal government prime contracts in addition to contracts with the U.S. Government, in which we are either

S&H ENTERPRISES OF CENTRAL MARYLAND, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED AUGUST 31, 2008

2. MAJOR CUSTOMER CONCENTRATION INFORMATION  – (continued)

the prime contractor or a subcontractor, depending on the award. For the six-month period ended August 31, 2008, 100% of contract revenue was attributable to one customer.

3. ACCOUNTS RECEIVABLE

Accounts receivable consists primarily of amounts due from contracts with the U.S. Government as well as subcontracts in progress with commercial companies working on federal government prime contracts. Management considers all accounts receivable to be fully collectible. No bad debts were written-off for the six-month period ended August 31, 2008. No valuation allowance for uncollectible accounts exists at August 31, 2008.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at August 31, 2008:

2008
Equipment	$16,143
Computers	2,627
Furniture and fixtures	1,467
20,237
Less: accumulated depreciation	(16,805)
Net value of property and equipment	$3,432

Property and equipment are recorded at their acquisition cost, less accumulated depreciation. Provisions for depreciation and amortization are computed using the straight line method over estimated useful lives ranging from 3 to 7 years. Depreciation expense for the six-month period ended August 31, 2008 was $6,061.

5. LEASE OBLIGATIONS

The Company was obliged, as lessee, under a non-cancelable operating lease for office space. The lease expired on the last day of April 2010. The lease contained certain annual escalation clauses for increases in property taxes and general operating and maintenance costs of the building based on the Company’s pro-rata percentage of leased space.

The following is a schedule by years of future rental payments required under the operating lease that has an initial or remaining non-cancelable lease term in excess of one year as of August 31, 2008:

Year Ending August 31:
2008	$39,321
2009	26,730
Total	$66,051

Rent expense for the six-month period ended August 31, 2008 was $19,754.

6. PRODUCT DEVELOPMENT COST

In June 2008 the Company formed a strategic alliance with Technisys, Inc., a New Jersey corporation. Under the agreement the parties will develop and market a certain product, explore additional similar products, and perform certain related complementary business services. As part of the agreement the Company paid $30,000 in development costs toward the production of the two units of a prototype product. The units will be jointly owned by the Company and Technisys, Inc. As of the financial statement date the product is under development.

S&H ENTERPRISES OF CENTRAL MARYLAND, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED AUGUST 31, 2008

6. INCOME TAXES

Income taxes payable consists of the following:

For the year ended February 29, 2008:
Federal	$13,711
State	5,634
19,345
For the six months ended August 31, 2008:
Federal	$60,500
State	18,000
78,500
Total income taxes payable	$97,845

Deferred income taxes are recorded for temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities. The Company had no temporary differences giving rise to deferred tax assets or liabilities as of August 31, 2008. The Company had income tax expense of $78,500 for the six-month period ended August 31, 2008.

9. RETIREMENT PLAN

The Company sponsors a tax deferred retirement plan qualified under the Internal Revenue Code to provide retirement benefits for all eligible employees. Participating employees may voluntarily contribute up to 100% of their annual salaries limited to amounts provided by the Internal Revenue Code regulations. The Company may contribute to the plan at its discretion. Employees vest 100% in all salary reduction contributions. Employees vest in the Company's discretionary contributions as they are deposited. Company contributions totaled $34,399 for the six-month period ended August 31, 2008.

8. RELATED PARTY TRANSACTIONS

At August 31, 2008, the Company had a loan receivable from the sole shareholder in the amount of $10,311. The loan is due on demand and bears no interest. In addition, during the six-months ended August 31, 2008 the Company paid off a note payable to the shareholder in the amount of $403,557, the amount owed at February 29, 2008. This note payable was due on demand and paid no interest.

9. OTHER MATTERS – UNINSURED DEPOSITS

The Company maintains its cash balances in one financial institution. Balances at the institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to a total of $250,000 through December 31, 2013. Balances held by the Company in interest-bearing accounts are generally in excess of federally insured limits.

10. SUBSEQUENT EVENT

On September 2, 2008, all of the outstanding shares of S&H Enterprises of Central Maryland, Inc. were acquired by The KEYW Corporation. The terms of the stock purchase agreement called for consideration in the form of cash and stock of The KEYW Corporation.

The Company has evaluated subsequent events through June 2, 2010 – the date the financial statements were available to be issued.

KEYW

Delivering Cyber Superiority
...at the speed of light

www.KEYWcorp.com

Through and including       , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

9,100,000 Shares

THE KEYW HOLDING CORPORATION

Common Stock

PROSPECTUS

SunTrust Robinson Humphrey

FBR Capital Markets  Merriman Capital  Noble Financial Capital Markets

      , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC registration fee	$8,954
FINRA filing fee	$10,500
NASDAQ Global Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

*	To be provided by amendment.

The Registrant will bear all expenses shown above.

Item 14. Information with Respect to Registrants Other Than S-3 Registrants

Maryland General Corporation Law.  The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages. The MGCL also requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. In addition, the MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding made or threatened to be made by reason of their service to the corporation.

Charter and Bylaws.  Our Charter and Bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses to present and former officers and directors in advance of final disposition of a proceeding made or threatened to be made by reason of such officer’s or director’s service to KEYW.

Insurance.  We maintain directors and officers liability insurance, which covers our directors and officers against certain claims or liabilities arising out of the performance of their duties.

Purchase Agreement.  The purchase agreement that we enter into with the underwriters will provide for the indemnification of KEYW’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The information presented below describes the sales and issuances of securities since January 1, 2007 by the Registrant that were not registered under the Securities Act. References to the Registrant include The KEYW Corporation (the “Operating Company”) prior to the Registrant’s reorganization on December 29, 2009. Unless otherwise indicated, the consideration for all such sales and issuances of stock options was cash. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses.

Equity Issuances

Operating Company was incorporated under the laws of the State of Maryland on May 13, 2008 and in connection therewith we issued 100 shares of common stock at a purchase price of $0.001 per share to our founder Leonard E. Moodispaw, an accredited investor in July 2008. The Operating Company also issued restricted stock to the Founding Management for a total of 550,900 shares of common stock at a purchase price of approximately $0.01 per share for an initial capitalization of $5,509 in the aggregate. These issuances to accredited investors were effected without registration under the Securities Act in reliance on Section 4(2) thereof. Other KEYW employees also received 286,500 shares of restricted common stock at the same purchase price for a total of $2,865 in additional capitalization pursuant to the KEYW 2008 Stock Incentive Plan. These issuances were effected without registration under the Securities Act in reliance on Rule 701 as transactions pursuant to compensatory benefit plans and contracts relating to compensation. In 2009, 26,800 and 800 shares of the restricted common stock were canceled and repurchased, respectively.

In August 2008, the Operating Company conducted a private placement of 5,897,250 shares of common stock and warrants to purchase 2,948,625 additional shares of common stock. Multiple accredited investors purchased the shares and warrants, which were sold in a unit at a purchase price of approximately $4.00 per unit, which raised approximately $23.6 million in the aggregate. These issuances were effected without registration under the Securities Act in reliance on Rule 506 of Regulation D. The warrants entitle the holder to purchase such additional number of shares of common stock, at a price of $5.50 per share, as is equal to 50% of the total number of shares of common stock purchased by the particular holder during the offering.

In connection with the acquisition of S&H Enterprises of Central Maryland, Inc. in September 2008, the Operating Company issued 600,000 shares of common stock valued at $3 million to an accredited investor as partial consideration for the acquisition. The Operating Company issued an additional 1,292,000 shares of common stock valued at $6.5 million in September 2008 to three accredited investors as partial consideration for the acquisition of Integrated Computer Concepts Incorporated. These issuances to accredited investors were effected without registration under the Securities Act in reliance on Section 4(2) thereof.

The Operating Company conducted a second round of private placements in May 2009 and issued a total of 5,345,818 shares of common stock and warrants to purchase an additional 2,672,909 shares of common stock to accredited investors. These issuances were effected without registration under the Securities Act in reliance on Rule 506 of Regulation D. Investors purchased units consisting of one share and one warrant for the price of $5.50 per unit, or $29.4 million in the aggregate. The warrants entitle the holder to purchase such additional number of shares of common stock, at a price of $5.50 per share, as is equal to 50% of the total number of shares of common stock purchased by the particular holder during the offering.

In connection with the acquisition of Embedded Systems Design, Inc. in July 2009 the Operating Company issued 18,182 shares of common stock to an accredited investor as partial consideration for the acquisition. The shares were issued at a value of $5.50 per share, or $100,001 in the aggregate. We also issued an additional 116,870 shares of common stock to transferred employees who were accredited investors in connection with the acquisition, such shares having a purchase price of $5.50 per share, or $642,785 in the aggregate. These issuances to accredited investors were effected without registration under the Securities Act in reliance on Section 4(2) thereof.

In December 2009, the Operating Company issued 107,500 shares of restricted common stock to company management at a purchase price of $0.00 per share. Of this share amount 70,000 shares were issued out of the 2008 Stock Incentive Plan and the remaining shares were Stand Alone Restricted Stock Agreements. These issuances were effected without registration under the Securities Act in reliance on Rule 701 as transactions pursuant to compensatory benefit plans and contracts relating to compensation.

On December 29, 2009, we were incorporated under the laws of the State of Maryland and in connection therewith we issued 1,000 shares of common stock to the Operating Company. We then entered into an Agreement and Plan of Merger with the Operating Company and The KEYW Merger Subsidiary, Inc. (the “Merger Subsidiary”), our newly formed wholly-owned subsidiary. Pursuant to the Agreement and Plan of Merger, the Merger Subsidiary merged with and into the Operating Company, with the Operating Company continuing as the surviving corporation in the merger (the “Reorganization Merger”). In the Reorganization Merger, each outstanding share of common stock of the Operating Company was converted into one share of our common stock, and each outstanding option and warrant to acquire a share of common stock of the Operating Company was converted into an option or warrant to acquire one share of our common stock. As a result of the Reorganization Merger, we issued 14,187,520 shares of common stock. The 1,000 shares that we issued to the Operating Company in connection with our incorporation were canceled at the close of the Reorganization Merger. Immediately following, and as a result of the Reorganization Merger, the Operating Company became our wholly owned direct subsidiary and each outstanding share of Merger Sub was converted into one share of common stock of Operating Company. These issuances were effected without registration under the Securities Act in reliance on Section 4(2) thereof.

In January 2010, we issued 27,500 shares of restricted common stock to one of our employees at a purchase price of $0.00 per share out of our 2009 Stock Incentive Plan. These issuances were effected without registration under the Securities Act in reliance on Rule 701 as a transaction pursuant to compensatory benefit plans and contracts relating to compensation.

In March 2010, we issued 250,000 shares of common stock to the seller as partial consideration for the acquisition of Insight Information Technology, LLC. The shares had a value of $9.25 per share, or $2.3 million in the aggregate. In connection with the financing of this acquisition by five of our existing stockholders, we also issued warrants to such financing stockholders to purchase up to 215,000 shares of common stock at a purchase price of $9.25 per share and issued $8,000,000 of subordinated unsecured promissory notes bearing interest at an annual rate of 8% to these financing stockholders. Further, in April 2010 we issued $250,000 of subordinated unsecured promissory notes and 5,000 warrants, each having the same terms as the March 2010 warrants and notes, to an additional financing stockholder. These issuances were effected without registration under the Securities Act in reliance on Section 4(2) thereof. Also in March 2010, one of our accredited investor exercised warrants for 1,022,728 shares of common stock at a total purchase price of $4.5 million.

In June 2010, we issued 25,000 shares of restricted common stock to one of our employees at a purchase price of $0.00 per share out of our 2009 Stock Incentive Plan. These issuances were effected without registration under the Securities Act in reliance on Rule 701 as a transaction pursuant to compensatory benefit plans and contracts relating to compensation.

Option Issuances

As of June 30, 2010 we have granted the following stock options to employees, officers, directors and other persons, which grants were made without registration under the Securities Act in reliance on Rule 701 as transactions pursuant to compensatory benefit plans and contracts relating to compensation:

Under our 2008 Stock Incentive Plan, the following option grants are outstanding: (1) 158,250 non-qualified stock options, granted between the period of October 3, 2008 and February 10, 2009 at an option exercise price of $5.00 per share; and (2) 467,500 non-qualified stock options, granted between the period of July 16, 2009 and December 30, 2009 at an option exercise price of $5.50 per share.

Under our 2009 Stock Incentive Plan, the following option grants are outstanding: (1) 289,250 non-qualified stock options, granted between the period of December 30, 2009 and March 1, 2010 at an option exercise price of $5.50 per share; and (2) 195,250 non-qualified stock options, granted between the period of March 22, 2010 and June 17, 2010 at an option exercise price of $9.25 per share.

On October 2009, 195,000 non-qualified stock options were granted at an option exercise price of $5.50 per share out of plan.

*  *  *  *

None of the foregoing transactions were effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. All such recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed herewith:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**	Form of Amended and Restated Articles of Incorporation of the Company (to become effective upon the completion of the offering)
3.2**	Form of Amended and Restated Bylaws of the Company (to become effective upon the completion of the offering)
3.3**	Articles of Incorporation of the Company, as filed on December 29, 2009
3.4**	Bylaws of the Corporation
3.5**	Articles of Merger of The KEYW Merger Subsidiary, Inc. with and into The Keyw Corporation, as filed on December 29, 2009, and Certificate of Correction thereto
3.6**	Amendment to Bylaws of the Corporation
4.1*	Specimen common stock certificate
5.1*	Opinion of Hogan Lovells US LLP
10.1**	The KEYW Corporation 2008 Stock Incentive Plan
10.2**	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Corporation 2008 Stock Incentive Plan
10.3**	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Corporation 2008 Stock Incentive Plan
10.4**	Form of Restricted Stock Agreement for grants pursuant to The KEYW Corporation 2008 Stock Incentive Plan
10.5**	The KEYW Holding Corporation 2009 Stock Incentive Plan
10.6**	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan
10.7**	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan
10.8**	Form of Restricted Stock Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan
10.9**	Form of The KEYW Corporation Non-Qualified Stock Option Agreement for non-plan grants
10.10**	Form of The KEYW Corporation Restricted Stock Agreement for non-plan grants
10.11**	Long-Term Incentive Plan
10.12**	Annual Incentive Plan
10.13**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Kimberly DeChello
10.14**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Frederick Funk
10.15**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Edwin Jaehne
10.16**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and John Krobath
10.17**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Leonard E. Moodispaw

Exhibit No.	Description
10.18**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Mark Willard
10.19**	Amended and Restated Registration Rights Agreement, dated as of May 29, 2009, between the Company and certain stockholders named therein.
10.20**	Form of Amended and Restated Warrant
10.21**	Credit and Security Agreement, dated February 22, 2010, by and between The KEYW Holding Corporation, The KEYW Corporation, Integrated Computer Concepts, Incorporated, The Analysis Group, LLC and S&H Enterprises of Central Maryland, Inc., as borrowers, and Bank of America, N.A., as lender.
10.22**	First Amendment to Credit and Security Agreement and Joinder, Assumption and Ratification Agreement, dated March 16, 2010, by and among The KEYW Holding Corporation, The KEYW Corporation, Integrated Computer Concepts, Incorporated, The Analysis Group, LLC and S&H Enterprises of Central Maryland, Inc., as original borrowers, Insight Information Technology, LLC, as additional borrower, and Bank of America, N.A., as lender.
10.23**	Covenant Not to Convey and Negative Pledge Agreement, dated February 22, 2010 by and among The KEYW Corporation, The KEYW Holding Corporation, Integrated Computer Concepts, Incorporated, The Analysis Group, LLC and S&H Enterprises of Central Maryland, Inc., as borrowers, and Bank of America, N.A., as lender.
10.24**	Revolving Loan Note, dated February 22, 2010
10.25**	Term Loan Note, dated February 22, 2010
10.26**	Contribution Agreement, dated February 22, 2010, by and among TAG Holdings LLC, The Analysis Group, LLC, The KEYW Holding Corporation, The KEYW Corporation, and certain other parties.
10.27**	Subordinated Unsecured Promissory Note, dated February 22, 2010, in the amount of $8,251,076
10.28**	Subordinated Unsecured Promissory Note, dated February 22, 2010, in the amount of $3,400,000
10.29**	Form of Note for IIT financing
10.30**	Form of Subscription Agreement
10.31**	Amended and Restated Stockholders Agreement dated as of May, 29, 2009 between the Company and certain stockholders named therein
10.32	The KEYW Holding Corporation 2010 Employee Stock Purchase Plan
21.1**	Subsidiaries of the Registrant
23.1*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)
23.2	Consent of Grant Thornton LLP
23.3	Consent of Stegman & Company
23.4	Consent of Goodman & Company
23.5	Consent of KPMG LLP
24.1**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.
(b)	Financial Statement Schedules: None

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)	For purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hanover, Maryland, on this 17th day of September, 2010.

THE KEYW HOLDING CORPORATION
By: /s/ Leonard E. Moodispaw Leonard E. Moodispaw President and Chief Executive Officer

Signature	Title	Date
/s/ Leonard E. Moodispaw Leonard E. Moodispaw	President and Chief Executive Officer (Principal Executive Officer)	September 17, 2010
/s/ John E. Krobath, II John E. Krobath, II	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 17, 2010
* William I. Campbell	Director	September 17, 2010
* Randall M. Griffin	Director	September 17, 2010
* John G. Hannon	Director	September 17, 2010
* Kenneth A. Minihan	Director	September 17, 2010
* Arthur L. Money	Director	September 17, 2010
* Caroline S. Pisano	Director	September 17, 2010
*	By: /s/ Leonard E. Moodispaw Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**	Form of Amended and Restated Articles of Incorporation of the Company (to become effective upon the completion of the offering)
3.2**	Form of Amended and Restated Bylaws of the Company (to become effective upon the completion of the offering)
3.3**	Articles of Incorporation of the Company, as filed on December 29, 2009
3.4**	Bylaws of the Corporation
3.5**	Articles of Merger of The KEYW Merger Subsidiary, Inc. with and into The Keyw Corporation, as filed on December 29, 2009, and Certificate of Correction thereto
3.6**	Amendment to Bylaws of the Corporation
4.1*	Specimen common stock certificate
5.1*	Opinion of Hogan Lovells US LLP
10.1**	The KEYW Corporation 2008 Stock Incentive Plan
10.2**	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Corporation 2008 Stock Incentive Plan
10.3**	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Corporation 2008 Stock Incentive Plan
10.4**	Form of Restricted Stock Agreement for grants pursuant to The KEYW Corporation 2008 Stock Incentive Plan
10.5**	The KEYW Holding Corporation 2009 Stock Incentive Plan
10.6**	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan
10.7**	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan
10.8**	Form of Restricted Stock Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan
10.9**	Form of The KEYW Corporation Non-Qualified Stock Options Agreement for non-plan grants
10.10**	Form of The KEYW Corporation Restricted Stock Agreement for non-plan grants
10.11**	Long-Term Incentive Plan
10.12**	Annual Incentive Plan
10.13**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Kimberly DeChello
10.14**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Frederick Funk
10.15**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Edwin Jaehne
10.16**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and John Krobath
10.17**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Leonard E. Moodispaw
10.18**	Employment Agreement, dated June 16, 2010, between The KEYW Corporation and Mark Willard

Exhibit No.	Description
10.19**	Amended and Restated Registration Rights Agreement, dated as of May 29, 2009, between the Company and certain stockholders named therein.
10.20**	Form of Amended and Restated Warrant
10.21**	Credit and Security Agreement, dated February 22, 2010, by and between The KEYW Holding Corporation, The KEYW Corporation, Integrated Computer Concepts, Incorporated, The Analysis Group, LLC and S&H Enterprises of Central Maryland, Inc., as borrowers, and Bank of America, N.A., as lender.
10.22**	First Amendment to Credit and Security Agreement and Joinder, Assumption and Ratification Agreement, dated March 16, 2010, by and among The KEYW Holding Corporation, The KEYW Corporation, Integrated Computer Concepts, Incorporated, The Analysis Group, LLC and S&H Enterprises of Central Maryland, Inc., as original borrowers, Insight Information Technology, LLC, as additional borrower, and Bank of America, N.A., as lender.
10.23**	Covenant Not to Convey and Negative Pledge Agreement, dated February 22, 2010 by and among The KEYW Corporation, The KEYW Holding Corporation, Integrated Computer Concepts, Incorporated, The Analysis Group, LLC and S&H Enterprises of Central Maryland, Inc., as borrowers, and Bank of America, N.A., as lender.
10.24**	Revolving Loan Note, dated February 22, 2010
10.25**	Term Loan Note, dated February 22, 2010
10.26**	Contribution Agreement, dated February 22, 2010, by and among TAG Holdings LLC, The Analysis Group, LLC, The KEYW Holding Corporation, The KEYW Corporation, and certain other parties.
10.27**	Subordinated Unsecured Promissory Note, dated February 22, 2010, in the amount of $8,251,076
10.28**	Subordinated Unsecured Promissory Note, dated February 22, 2010, in the amount of $3,400,000
10.29**	Form of Note for IIT financing
10.30**	Form of Subscription Agreement
10.31**	Amended and Restated Stockholders Agreement dated as of May 29, 2009 between the Company and certain stockholders named therein
10.32	The KEYW Holding Corporation 2010 Employee Stock Purchase Plan
21.1**	Subsidiaries of the Registrant
23.1*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)
23.2	Consent of Grant Thornton LLP
23.3	Consent of Stegman & Company
23.4	Consent of Goodman & Company
23.5	Consent of KPMG LLP
24.1**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.